Form 10-K, Exhibit 13
period 1993-12-31
HAWAIIAN ELECTRIC INDUSTRIES INC; HAWAIIAN ELECTRIC CO INC
filed 1994-03-28
CIK 354707, 46207

                                                               HEI Exhibit 13(a)
SELECTED FINANCIAL DATA
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                     1993         1992          1991         1990        1989
                                                      ----------   ----------    ----------     --------    --------
(dollars in thousands, except per share amounts)

RESULTS OF OPERATIONS

Revenues. . . . . . . . . . . . . . . . . . . . .     $1,142,170   $1,031,383      $993,242     $928,702    $810,828
Net income (loss)
    Continuing operations . . . . . . . . . . . .       $ 61,684     $ 61,715       $55,620      $42,895     $58,130
    Discontinued operations.  . . . . . . . . . .        (13,025)     (73,297)         (794)         707       5,945
                                                      ----------   ----------    ----------     --------    --------
                                                         $48,659     $(11,582)      $54,826      $43,602     $64,075
                                                      ==========   ==========    ==========     ========    ========
Earnings (loss) per common share
    Continuing operations . . . . . . . . . . . .         $ 2.38       $ 2.54        $ 2.43       $ 1.99      $ 2.77
    Discontinued operations.  . . . . . . . . . .          (0.50)       (3.02)        (0.03)        0.03        0.29
                                                      ----------   ----------    ----------     --------    --------
                                                          $ 1.88       $(0.48)       $ 2.40       $ 2.02      $ 3.06
                                                      ==========   ==========    ==========     ========    ========
Return on average common equity . . . . . . . . .            8.2%        (2.1)%        10.0%         8.7%       13.5%

FINANCIAL POSITION *
Total assets  . . . . . . . . . . . . . . . . . .     $4,521,592   $4,142,768    $3,716,872   $3,502,023  $2,968,382
Deposit liabilities of the savings bank subsidiary    $2,091,583   $2,032,869    $1,615,361   $1,511,291  $1,094,558
Advances from Federal Home Loan Bank
   to the savings bank subsidiary . . . . . . . .       $289,674     $194,099      $258,593     $205,716    $253,410
Long-term debt, net . . . . . . . . . . . . . . .       $697,836     $582,475      $525,641     $463,362    $430,385
Preferred stock of electric utility subsidiaries
    Subject to mandatory redemption . . . . . . .        $46,730      $48,920       $50,665      $52,210     $53,655
    Not subject to mandatory redemption . . . . .        $48,293      $36,293       $36,293      $36,293     $36,293
Stockholders' equity. . . . . . . . . . . . . . .       $643,028     $547,741      $581,446     $510,543    $493,014

COMMON STOCK DATA

Book value per common share * . . . . . . . . . .         $23.23       $22.12        $24.36       $23.29      $23.18
Market price range per common share
    High. . . . . . . . . . . . . . . . . . . . .         $38.88       $44.63        $37.88       $40.00      $40.25
    Low.  . . . . . . . . . . . . . . . . . . . .         $31.00       $34.75        $29.38       $27.25      $29.38
    Yearend . . . . . . . . . . . . . . . . . . .         $35.88       $37.25        $36.75       $31.63      $40.25

Market price to book value per common share * . .            154%         168%          151%         136%        174%
Price earnings ratio ** . . . . . . . . . . . . .           15.1         14.7          15.1         15.9        14.5
Dividends per common share  . . . . . . . . . . .          $2.29        $2.25         $2.21        $2.17       $2.07
Dividend payout ratio . . . . . . . . . . . . . .            121%          NM            92%         107%         68%
Dividend payout ratio-continuing operations . . .             95%          88%           91%         109%         75%
Common shares outstanding (thousands)
    Weighted average. . . . . . . . . . . . . . .         25,938       24,275        22,882       21,559      20,960
    Geographic distribution of ownership *
        State of Hawaii *** . . . . . . . . . . .          6,969        6,663         6,399        6,100       5,610
        Other . . . . . . . . . . . . . . . . . .         20,706       18,099        17,468       15,818      15,656
                                                      ----------   ----------    ----------     --------    --------
            Total shares outstanding. . . . . . .         27,675       24,762        23,867       21,918      21,266
                                                      ==========   ==========    ==========     ========    ========
Stockholders by geographic distribution *
    State of Hawaii *** . . . . . . . . . . . . .         22,092       21,305        20,441       18,053      17,350
    Other.  . . . . . . . . . . . . . . . . . . .         18,374       16,891        15,598       13,883      13,946
                                                      ----------   ----------    ----------     --------    --------
        Total stockholders  . . . . . . . . . . .         40,466       38,196        36,039       31,936      31,296
                                                      ==========   ==========    ==========     ========    ========

NM  Not meaningful.

*       At December 31.
** Calculated using yearend market price per common share divided by earnings per common share from continuing operations.
*** Does not include depository and brokerage accounts, which may contain additional shares beneficially owned by Hawaii stockholders.
See Note 2, "Discontinued operations" in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former property and casualty insurance business and wind energy business.

SEGMENT FINANCIAL INFORMATION
Hawaiian Electric Industries, Inc. and subsidiaries


Years ended December 31                                         1993             1992             1991
(in thousands)                                            ----------       ----------         --------
REVENUES
Electric utility  . . . . . . . . . . . . . . . .         $  879,110       $  778,690         $740,632
Savings bank  . . . . . . . . . . . . . . . . . .            199,734          202,995          198,776
Other . . . . . . . . . . . . . . . . . . . . . .             63,326           49,698           53,834
                                                          ----------       ----------         --------
                                                          $1,142,170       $1,031,383         $993,242
                                                          ==========       ==========         ========

OPERATING INCOME (LOSS)

Electric utility..  . . . . . . . . . . . . . . .           $119,565         $103,841         $100,256
Savings bank  . . . . . . . . . . . . . . . . . .             44,117           31,327           25,215
Other . . . . . . . . . . . . . . . . . . . . . .             (6,044)           1,051            7,585
                                                            --------         --------         --------
                                                            $157,638         $136,219         $133,056
                                                            ========         ========         ========

DEPRECIATION AND AMORTIZATION OF
  PROPERTY, PLANT AND EQUIPMENT

Electric utility. . . . . . . . . . . . . . . . .            $55,960          $53,856          $49,005
Savings bank  . . . . . . . . . . . . . . . . . .              3,167            2,852            2,466
Other . . . . . . . . . . . . . . . . . . . . . .              5,187            5,220            4,805
                                                             -------          -------          -------
                                                             $64,314          $61,928          $56,276
                                                             =======          =======          =======

CAPITAL EXPENDITURES

Electric utility  . . . . . . . . . . . . . . . .           $212,916         $188,323         $145,898
Savings bank  . . . . . . . . . . . . . . . . . .              3,920            4,828            5,099
Other . . . . . . . . . . . . . . . . . . . . . .              3,822            4,283           10,463
                                                            --------         --------         --------
                                                            $220,658         $197,434         $161,460
                                                            ========         ========         ========

IDENTIFIABLE ASSETS (AT DECEMBER 31)

Electric utility. . . . . . . . . . . . . . . . .         $1,703,276       $1,501,330       $1,318,023
Savings bank. . . . . . . . . . . . . . . . . . .          2,618,485        2,461,694        2,175,789
Other . . . . . . . . . . . . . . . . . . . . . .            199,831          179,072          170,968
                                                          ----------       ----------       ----------
                                                           4,521,592        4,142,096        3,664,780
Net assets of discontinued operations . . . . . .                --               672           52,092
                                                          ----------       ----------       ----------
                                                          $4,521,592       $4,142,768       $3,716,872
                                                          ==========       ==========       ==========


See Note 3, "Segment financial information" in the "Notes to Consolidated Financial Statements" for a description of each segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS




The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.


RESULTS OF OPERATIONS

Hawaiian Electric Industries, Inc. (HEI) and its subsidiaries (collectively, the Company) reported net income of $1.88 per share in 1993, due to the results of the major operating segments--the electric utility and the savings bank, partly offset by losses in the "Other" segment. Also included in the 1993 results is a loss from the discontinued insurance business of $0.58 per share, partly offset by a gain from the discontinued wind energy operations of $0.08 per share. In early 1994, HEI, the Insurance Commissioner of the State of Hawaii, the Hawaii Insurance Guaranty Association (HIGA) and others signed an agreement, which is subject to court approval, to settle the lawsuit filed by the Insurance Commissioner and HIGA against HEI, HEI Diversified, Inc. (HEIDI) and certain officers and directors, resulting in a charge, net of income tax benefit, to discontinued operations of $15 million for 1993. Earnings per share from continuing operations for 1993 were down 6% to $2.38 per share compared to $2.54 per share in 1992 due primarily to an increase in the weighted average number of common shares outstanding.

Many factors affected HEI's 1993 consolidated results, including Hawaii's economic environment. Hawaii's economic growth rate has fallen below the U.S. economic growth rate in the past 3 years. Worldwide competition, restructuring in the airline industry and economic sluggishness, particularly in California and Japan, are affecting tourism, the state's largest industry.
As growth in Hawaii has moderated and conservation efforts have increased, Hawaiian Electric Company, Inc. (HECO) and its subsidiaries currently estimate that the kilowatthour sales average annual growth rate will be approximately 1.7% for the five-year period 1994 through 1998. The electric utilities have proposed demand-side management programs which will encourage conservation and have asked the PUC for continued recovery of their fixed costs and the costs of implementing the demand-side management programs and for shareholder incentives.

As the credit rating agencies have noted--regulatory, economic and technological changes are exposing the electric utility industry to increased competition. The electric utilities' response to these competitive challenges and their ability to obtain timely and adequate rate relief will be key in 1994 and beyond. It is also uncertain whether two of the state's major industries-- tourism and construction--will recover in 1994. Economic forecasts for growth in Hawaii real gross state product in 1994 range from negative 2% to no growth.

Over the longer term, it is expected that Hawaii's economy will grow, driven by rebounding tourism markets and the resumption of construction and foreign investment. By providing essential services in Hawaii, HEI management believes that the Company is well positioned to take advantage of the state's projected longer-term economic growth.

CONSOLIDATED

                                                       %                       %                      %
                                                     1993      CHANGE        1992      change        1991     change
                                                    ------     ------      ------      ------      ------     ------
(in millions, except per share amounts)
 Revenues . . . . . . . . . . . . . . . . . . . .   $1,142        11        $1,031         4        $  993          7
 Operating income . . . . . . . . . . . . . . . .      158        16           136         2           133         14

 Net income (loss)
 Continuing operations  . . . . . . . . . . . . .   $ 61.7        --        $ 61.7        11        $ 55.6         30
 Discontinued operations. . . . . . . . . . . . .    (13.0)       82         (73.3)       NM          (0.8)        NM
                                                    ------        --        -------       --        ------         --
                                                    $ 48.7        NM        $(11.6)       NM        $ 54.8         26
                                                    ======        ==        =======       ==        ======         ==
 Earnings (loss) per common share
 Continuing operations  . . . . . . . . . . . . .   $ 2.38        (6)       $  2.54        5        $ 2.43         22
 Discontinued operations  . . . . . . . . . . . .    (0.50)       83          (3.02)      NM         (0.03)        NM
                                                    ------        --        -------       --        ------         --
                                                    $ 1.88        NM        $ (0.48)      NM        $ 2.40         19
                                                    ======        ==        =======       ==        ======         ==
 Weighted average number of common shares
 outstanding. . . . . . . . . . . . . . . . . . .     25.9         7           24.3        6          22.9          6

 Effective tax rate for continuing operations . .     43.3%                    32.4%                  36.8%

NM   Not meaningful.

o 1993 results include $15.0 million in net losses, or $0.58 per share, from the discontinued operations of The Hawaiian Insurance & Guaranty Co., Limited and its subsidiaries (the HIG Group), the Company's property and casualty insurance business currently in rehabilitation proceedings, and $2.0 million in gains, or $0.08 per share, from the discontinued operations of Hawaiian Electric Renewable Systems, Inc. (HERS), the Company's former wind energy business. Pursuant to a settlement agreement signed in early 1994, upon final court approval, HEI will pay $32.0 million to the Insurance Commissioner as Rehabilitator/Liquidator of the HIG Group in return for a dismissal of the lawsuit and a release of claims against HEI, its affiliates and their past and present officers and directors. The $32.0 million settlement amount, less income tax benefits and certain amounts in previously established reserves, resulted in a $15.0 million after-tax charge to discontinued operations in 1993. HEI will fund the settlement out of available cash and/or borrowings. HEI is seeking reimbursement from certain of its insurance carriers. HEI's claims against its insurance carriers will require resolution of several insurance coverage and other policy issues and the outcome of such claims cannot be predicted at this time. One of HEI's insurance carriers has filed a declaratory relief action in the U.S. District Court for the District of Hawaii seeking resolution of these issues. Recoveries from HEI's insurance carriers, if any, will be recognized when realized.
         1993 income from continuing operations was flat when compared to 1992 and included increases in net income from the savings bank and the electric utility companies, offset by a decrease in net income from the freight transportation subsidiaries and an increase in net loss from HEI corporate. In 1993, the savings bank's interest rate spread increased 54 basis points compared to 1992. Also in 1993, the freight transportation companies incurred losses on the sale of their heavy fuel oil shipping assets and have been negatively impacted by the slowing in Hawaii's construction activity and the economy in general. As of January 1, 1993, HEI refined its method of identifying costs chargeable to its subsidiaries, resulting in the retention of a greater amount of expense at the HEI level.
         "Interest expense--electric utility and other" increased 13% due to increased borrowings at the electric utilities and at the corporate level, partially offset by lower interest rates. Also in 1993, the effective tax rate applicable to continuing operations increased significantly as explained below.
o 1992 results include $73.3 million, or $3.02 per share, in losses from the discontinued operations of the HIG Group and HERS. Higher revenues and earnings from continuing operations resulted from increases at the electric utility companies and the savings bank, partly offset by decreases in the "Other" segment. In 1992, the electric utilities on the islands of Oahu and Hawaii obtained interim and final rate relief, the electric utilities' kilowatthour sales increased 3% and the savings bank's interest rate spread increased 19 basis points. "Interest expense--electric utility and other," applicable to continuing operations, increased 8% due to increased borrowings at the electric utilities and at the corporate level, partially offset by lower interest rates.
o 1991 results reflect the change in the method used by the electric utility companies to estimate unbilled kilowatthour sales and revenues which added $3.8 million to net income. Excluding $11.7 million of investment writedowns (net of taxes) in 1990, 1991 earnings per share from continuing operations would have been 10 cents lower than 1990, primarily due to lower earnings from the electric utility and real estate companies, partially offset by higher earnings from the savings bank. In 1991, the electric utilities waited for needed rate relief, the real estate company was faced with a slowdown in the market and the entire Company was affected by the Gulf war and recession on the U.S. mainland. The 7% increase in 1991 consolidated revenues from continuing operations was due to higher revenues from all segments. "Interest expense--electric utility and other," applicable to continuing operations, increased 5% primarily due to increased electric utility companies' borrowings.
o The effective tax rate applicable to continuing operations was higher in 1993 than 1992 and 1991 primarily due to the 1% federal income tax rate increase retroactive to January 1, 1993, the recapture of tax benefits due to the sale of a barge acquired with cash from the Maritime Administration Capital Construction Fund (CCF) and the effects of the adoption of Statement of Financial Accounting Standards (SFAS) No. 109. SFAS No. 109 does not allow net-of-tax accounting for the "Allowance for Funds Used During Construction" (AFUDC). This results in higher income taxes due to the "gross-up" of AFUDC for income taxes, but does not impact net income. SFAS No. 109 also changes the accounting for financial reporting purposes of Hawaiian Tug & Barge Corp.'s
(HTB) contributions to the CCF. Income tax expense was higher in 1993 because CCF contributions are now treated as temporary (rather than permanent) differences between book and tax income. The effective tax rate was relatively low in 1992 due primarily to the utilization of capital loss carryforwards.
o Dividends per common share increased in 1993 to $2.29, from $2.25 in 1992 and $2.21 in 1991. Dividends have been higher each year for the past
30 years.

Following is a general discussion of revenues, expenses and operating income by business segment. Segment information is also shown in "Segment Financial Information" on page 28 and in the "Notes to Consolidated Financial Statements."

ELECTRIC UTILITY

                                                              %                      %                     %
                                                 1993      CHANGE       1992      change       1991     change
                                                -----      ------      -----      ------      -----     ------
 (in millions, except per barrel amounts
 and number of employees)
 Revenues (1). . . . . . . . . . . . . . . . .   $879          13       $779           5       $741          5
 Expenses
   Fuel oil  . . . . . . . . . . . . . . . . .    213          (5)       226         (18)       276        (17)
   Purchased power . . . . . . . . . . . . . .    259          50        173          62        107        131
   Other (2) . . . . . . . . . . . . . . . . .    287           4        276           7        258         12
 Operating income. . . . . . . . . . . . . . .    120          15        104           4        100         --
 Allowance for funds used
    during construction  . . . . . . . . . . .   10.8          22        8.9          67        5.3        (10)
 Net income  . . . . . . . . . . . . . . . . .   51.7           5       49.2          18       41.6         (5)
 Average price per barrel of fuel oil (1). . .  21.09           7      19.69         (14)     22.79         (8)
 Kilowatthour sales. . . . . . . . . . . . . .  8,325          --      8,332           3      8,090(3)       2
 Number of employees . . . . . . . . . . . . .  2,226           5      2,118           5      2,015          3

(1) The rate schedules of the electric utilities include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company generated and purchased power.
(2) HEI charges to the electric utilities for general management, administrative and support services totaled $2.3 million, $5.6 million and $5.1 million in 1993, 1992 and 1991, respectively. As of January 1, 1993, HEI refined its method of identifying costs chargeable to its subsidiaries.
    In 1993, the electric utilities established a regulatory asset for vacation earned by employees, but not yet taken. The recognition of the regulatory asset reduced 1993 expenses on a one-time basis by $4.0 million.
(3) Excludes the effect of the change in the method of estimating unbilled kilowatthour sales and revenues.


o In 1993, the electric utilities' revenues increased 13% compared to 1992 revenues due in part to rate relief received in late 1992, primarily to recover purchased power expenses. Kilowatthour sales of electricity for the year were down 0.1% compared to 1992 primarily because of cooler weather, a downturn in the state economy and conservation. Lower fuel oil expense was the result of fewer kilowatthours generated, as purchased power increased, partly offset by higher fuel oil prices. Higher purchased power expense was due to the full-year effect of power purchased from a major independent power producer, AES Barbers Point, Inc., which had commenced commercial operations in September 1992. The 4% increase in other expenses was partly due to a 4% increase in depreciation as a result of plant additions and a 13% increase in taxes, other than income taxes. Operating income for 1993 increased 15% compared to 1992 due in part to rate relief, lower management service fees from HEI and the one-time effect of the establishment of a regulatory asset for vacation earned by employees, but not yet taken. For rate-making purposes, vacation pay is being recovered in rates as the vacation time is taken. As of December 31, 1993, the regulatory asset for vacation earned, but not yet taken, amounted to $5.5 million. The recognition of the regulatory asset increased operating income by $4.0 million and net income by $2.4 million for the year ended December 31, 1993. Consolidated HECO's return on average common equity for 1993 was 9.7%, compared to 10.5% for 1992 and 10.3% for 1991.
o 1992 revenues increased over 1991 revenues due to higher kilowatthour sales of electricity and rate relief granted by the Hawaii Public Utilities Commission (PUC), including rate relief for power purchased from two major independent power producers, Kalaeloa Partners, L.P. and AES Barbers Point, Inc., which commenced operations in May 1991 and September 1992, respectively. The increase was tempered by lower fuel oil prices, the cost savings of which were passed through to customers. While sales of electricity in HECO and its subsidiaries' service territory increased faster than the national industry average, consolidated HECO kilowatthour sales growth was only 3%. Higher 1992 operating income was primarily due to rate relief and increased kilowatthour sales at consolidated HECO, offset in part by higher expenses. Net income increased 18% as a result of the higher operating income and higher AFUDC due to higher construction work-in-progress balances. HECO and its subsidiaries do not provide electric service to the island of Kauai and, thus, were not significantly impacted by Hurricane Iniki.
o 1991 revenues increased over 1990 revenues largely due to rate increases granted by the PUC primarily to permit HECO to recover the cost of power purchased from Kalaeloa Partners, L.P., a 1.5% increase in kilowatthour sales of electricity and the one-time effect of approximately $7 million of a change in the method of estimating unbilled kilowatthour sales and revenues. The increase in revenues was tempered by lower fuel oil prices, the cost savings of which were passed through to customers. The relatively low kilowatthour sales growth reflected the departure of troops to the Middle East in early 1991 and a decline in tourism due to the Gulf war and the recession on the U.S. mainland. Operating income for 1991 was about the same as in 1990 because the effect of the increase in 1991 kilowatthour sales was offset by higher other operation and maintenance expenses and by higher depreciation expense as a result of plant additions.

REGULATION OF ELECTRIC UTILITY RATES
The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries. Any adverse decision by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any delay in rendering a decision in a rate proceeding could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim decision in a rate case within 10 months from the date of filing a complete application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed), but there is no limitation on the time within which it must render a final decision.

PENDING RATE REQUESTS
In July 1993, HECO applied to the PUC for permission to increase electric rates, based on a 1994 test year and a 12.6% return on average common equity. In December 1993, HECO applied to the PUC for permission to increase electric rates, based on a 1995 test year and a 12.3% return on average common equity. Both requests combined represent a 16.7% increase over present rates, or approximately $106 million in annual revenues. The requested increases are needed to cover rising operating costs, to cover the cost of new capital projects to maintain and improve service reliability, to cover additional expenses associated with proposed changes in depreciation rates and methods and to establish a self-insured property damage reserve for transmission and distribution property in the event of catastrophic disasters.
    In November 1993, Hawaii Electric Light Company, Inc. (HELCO) applied to the PUC for permission to increase electric rates to provide approximately $15.8 million in annual revenues, or a 13.4% increase over present rates. The requested increase is based on a 1994 test year and a 12.4% return on average common equity. The increase is needed to cover plant, equipment and operating costs necessary to maintain and improve service and provide reliable power for its customers.
    In November 1991, Maui Electric Company, Limited (MECO) filed a request to increase rates by approximately $18.3 million annually, or approximately 17% above the rates in effect at the time of the filing. Evidentiary hearings were held in January 1993 and, at the conclusion of the hearings, MECO's final requested increase was adjusted to approximately $11.4 million annually, or approximately 10% above the rates then in effect, in several steps in 1993. The decrease in the requested rate increase resulted primarily from a reduced cost of capital, lower administrative and general expenses and other revisions to MECO's estimated revenue requirements for the 1993 test year used in the rate case. MECO's revised request reflects a return on average common equity of 13.0%. In 1993, MECO received four interim decisions which authorized step increases totaling $8.2 million in annual revenues, or 7.2%, based on a 12.75% rate of return on average common equity. The interim increases are subject to refund with interest, pending the final outcome of the case.
    Management cannot predict with certainty when decisions in the rate cases will be rendered or the amount of any interim or final rate increase that will be granted.

HECO PURCHASED POWER BILLING DISPUTES
HECO is disputing certain amounts billed each month under its purchased power agreements with Kalaeloa Partners, L.P. and AES Barbers Point, Inc. and has withheld payment of some of the disputed amounts pending resolution. See "Power purchase agreements" under Note 4 in the "Notes to Consolidated Financial Statements" for a further discussion of this matter.

HECO POWER OUTAGE
On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. See "HECO power outage" under Note 4 in the "Notes to Consolidated Financial Statements" for a discussion of contingent liabilities related to the outage.

HELCO RELIABILITY INVESTIGATION
The PUC initiated an investigation into the reliability of HELCO's system in July 1991. See "HELCO reliability investigation" under Note 4 in the "Notes to Consolidated Financial Statements" for a further discussion of this matter.

WAIAU-CIP TRANSMISSION LINES
In 1993, the PUC held hearings concerning Part 2 of the proposed Waiau-CIP 138-kilovolt transmission lines. These lines will be a part of a second transmission corridor in west Oahu, running approximately 15 miles between Campbell Industrial Park (CIP) and HECO's Waiau power plant. The new lines are needed (1) to increase system reliability by locating the new lines in a separate corridor from the existing lines, (2) to provide additional transmission capacity to meet expected load growth and (3) to provide transmission capacity for existing and new power generation projects planned for west Oahu. HECO is experiencing community opposition over the proposed placement of portions of these lines based in part on the potential effects of the lines on aesthetics and the concern of some that the electric and magnetic fields (EMF) from the power lines may have adverse health effects. HECO witnesses addressed EMF, the route selection process, which involved extensive public input, as well as engineering and related subjects. One proposal by those who oppose the route of the overhead lines is to place Part 2 of the Waiau-CIP lines underground. HECO estimates that this proposal would cost approximately $100 million more than the cost of overhead lines.
    Management cannot predict with certainty the final outcome of the hearings or the impact the final outcome, including resulting delays, if any, may have on the cost of the lines or on system reliability.

UNDERGROUNDING OF UTILITY LINES
There is a proposal before the Honolulu City Council and some public support for the mandatory undergrounding of utility lines "whenever possible," except in some remote areas. HECO opposes the proposal, in its current form, because the resulting costs could be too much of a burden for customers. Both the City Planning Department and the City Planning Commission oppose the bill. Management believes the cost of undergrounding utility lines would be recoverable in rates. However, management cannot predict with certainty the ultimate outcome of such proposals or the impact of such proposals on HECO or the Company.

SAVINGS BANK

                                                 %                   %                   %
                                      1993    CHANGE      1992    change      1991    change
 (in millions)                      ------    ------    ------    ------    ------    ------
 Revenues  . . . . . . . . . .        $200      (2)       $203       2        $199      10
 Net interest income . . . . .          96      23          78      21          64      22
 Operating income(1) . . . . .          44      41          31      24          25      14
 Net income(1) . . . . . . . .          25      36          19      24          15      16
 Interest-earning assets
    Average balance  . . . . .      $2,356       7      $2,207      15      $1,917      15
    Weighted average yield . .        8.01%     (8)       8.73%    (11)       9.84%     (4)
 Interest-bearing liabilities
    Average balance  . . . . .      $2,306       6      $2,171      14      $1,898      15
    Weighted average rate. . .        4.02%    (24)       5.28%    (20)       6.58%     (9)
 Interest rate spread  . . . .        3.99%     16        3.45%      6        3.26%      9
 One-year "gap"  . . . . . . .         3.2%                2.3%              (10.1%)


(1) Reflects allocation of corporate-level expenses for segment reporting purposes. For segment reporting purposes, HEI expenses allocated to the savings bank segment for general management, administrative and support services totaled $0.8 million, $2.0 million and $1.7 million for 1993, 1992 and 1991, respectively. As of January 1, 1993, HEI refined its method of identifying costs chargeable to its subsidiaries.

American Savings Bank, F.S.B. (ASB) earnings depend primarily on net interest income, the difference between the interest income earned on interest-earning assets (loans receivable, mortgage-backed securities and investments) and the interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, the demand for real estate financing, the availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans and expenses from operations.
o 1993 net interest income increased 23% over 1992 due to the significantly lower cost of funds and a higher average balance of loans. In 1993 and 1992, the spread between short-term and long-term interest rates was wider than in 1991. In 1993, the weighted average rate on interest-bearing liabilities decreased 126 basis points, while the weighted average yield on interest-earning assets declined only 72 basis points, causing the interest rate spread to increase 54 basis points. The increase in net interest income was partially offset by higher administrative and general expenses, including $0.8 million of higher federal insurance premiums for deposits.
o 1992 net interest income increased 21% due largely to a higher average balance of interest-earning assets, a low interest rate environment and an increase in the interest rate spread resulting from an inflow of low-cost deposits. The $290 million increase in the average balance of interest-earning assets was funded primarily with low-cost deposits. The weighted average rate on interest- bearing liabilities decreased 130 basis points, while the weighted average yield on interest-earning assets declined only 111 basis points, causing the interest rate spread to increase 19 basis points.
o 1991 net interest income increased 22% due primarily to the higher average balance of interest-earning assets resulting from the investment of proceeds received after assuming the First Nationwide Bank deposit liabilities in October 1990, the favorable interest rate environment and the increase in the interest rate spread. The volume of ASB's business increased as reflected in the $248 million increase in the average balance of interest-earning assets in 1991 over 1990. During

1991, declining interest rates lowered the cost of interest-bearing liabilities faster than the yield on interest-earning assets which resulted in an improvement in the interest rate spread of 26 basis points.
o "Gap" is the difference between the amount of interest-earning assets and interest-bearing liabilities that reprice during a given period. A "positive gap" exists when more assets than liabilities reprice within a given period; a "negative gap" exists when more liabilities than assets reprice within a given period.
         As rates in 1993 have remained at low levels, the gap in the near term (0-6 months) was a negative 4.1% of total assets as compared to a cumulative one-year positive gap position of 3.2% of total assets as of December 31, 1993. The negative near-term gap position reflects customers moving more interest sensitive funds into liquid passbook deposits. The cumulative one-year 1993 "positive gap" was primarily due to a very low interest rate environment that led to faster prepayments of fixed rate loans with high interest rates coupled with the increase of noninterest rate sensitive passbook deposits with a life expectancy of greater than a year. Generally, an increase in interest rates should result in higher net interest income for a financial institution that is in a positive gap position, as the yields on interest-earning assets increase at a faster rate than the cost of interest-bearing liabilities. Conversely, a decline in interest rates should result in lower net interest income.
o At December 31, 1993, ASB's private-issue mortgage-backed securities represented whole or participating interests in pools of first mortgage loans collateralized by real estate in the continental United States, and approximately 81% of the portfolio was collateralized by real estate in California. ASB's management has concluded, based on internal reviews of its private-issue mortgage-backed securities, that any impairment in the value of its mortgage-backed securities portfolio resulting from the consequences of the earthquake that occurred on January 17, 1994 near Los Angeles, California is not likely to have a material effect on the Company's financial condition or results of operations. Substantially all private-issue mortgage-backed securities at December 31, 1993, were rated investment grade by various securities rating agencies.

OTHER

                                               %                  %                  %
                                    1993    CHANGE     1992    change     1991    change
 (in millions)                     -----    ------    -----    ------    -----    ------
 Revenues  . . . . . . . . . .     $63.3      27      $49.7      (8)     $53.8      31
 Operating income (loss) . . .      (6.0)     NM        1.1     (86)       7.6      NM

NM  Not meaningful


The "Other" business segment includes results of operations from HTB and its subsidiary, Young Brothers, Limited (YB), which are maritime freight transportation companies; HEI Investment Corp. (HEIIC), which is a company primarily holding investments in leveraged leases; Malama Pacific Corp. (MPC) and its subsidiaries, which are real estate investment and development companies; HEI and HEIDI, parent companies; and eliminations of intercompany transactions.
o The freight transportation subsidiaries recorded an operating loss of $0.1 million in 1993, compared with operating income of $3.4 million in 1992 and $5.0 million in 1991. Despite YB's rate increases in 1993, HTB's consolidated operating results were down significantly due in part to lower charter revenues at HTB, the termination of an oil hauling contract in mid-1992 and losses on the sale of a tug and two oil barges when HTB exited the business of shipping of heavy fuel oil. HTB and YB have been negatively impacted by the slowing in Hawaii's construction activity and the slow economy. The decrease in operating income in 1992 was due in part to higher maintenance costs due to the drydocking of more barges and higher depreciation expense. Operating income increased $0.4 million in 1991 compared to 1990 primarily due to the gain on the sale of an oil barge and lower maintenance expenses, offset in part by higher depreciation expense.
o In 1993, HEIIC refinanced the nonrecourse debt supporting a leveraged lease, resulting in additional income, which was largely offset by the cumulative effect of the 1% federal income tax rate increase. As of December 31, 1993, HEIIC primarily held investments in leveraged leases. No new investments are currently planned.
o MPC's operating loss was $0.6 million in 1993, compared with an operating loss of $1.3 million in 1992 and operating income of $0.9 million in 1991. In 1993, MPC's real estate development activities were impacted by the slow economy. MPC sold fewer units in 1993 than 1992. However, large writedowns were taken for the carrying value of certain joint venture real estate projects in 1992. See Notes 6 and 16 in the "Notes to Consolidated Financial Statements" for a further discussion on MPC and its subsidiaries.
o The HEI and HEIDI corporate operating loss increased $4.6 million in 1993 compared to 1992 primarily due to a refinement in the method of identifying costs chargeable to subsidiaries, resulting in lower allocations to subsidiaries and more expenses retained at corporate. See Note 3 in the "Notes to Consolidated Financial Statements" for more information on the corporate allocation methodology refinement.

DISCONTINUED OPERATIONS

                                                  1993       1992       1991
 (in millions, except per share amounts)        ------     ------     ------
Net income (loss)
    Insurance business   . . . . . . . . . . .  $(15.0)    $(59.7)    $  1.7
    Nonutility wind energy business  . . . . .     2.0      (13.6)      (2.5)
                                                ------     ------     ------
                                                $(13.0)    $(73.3)    $ (0.8)
                                                ======     ======     ======
Earnings (loss) per common share
    Insurance business   . . . . . . . . . . .  $(0.58)    $(2.46)    $ 0.08
    Nonutility wind energy business  . . . . .    0.08      (0.56)     (0.11)
                                                ------     ------     ------
                                                $(0.50)    $(3.02)    $(0.03)
                                                ======     ======     ======

See Note 2 in the "Notes to Consolidated Financial Statements" for information on the discontinued operations of the HIG Group and HERS.

ENVIRONMENTAL MATTERS
HEI and its subsidiaries are subject to numerous laws and regulations which are designed to protect the environment, and include air and water quality controls, hazardous waste and toxic substance controls and the Federal Oil Pollution Act of 1990. HEI's electric utility subsidiaries are exempt from certain environmental requirements applicable on the U.S. mainland. For example, the electric utility subsidiaries are exempt from the acid rain provisions of the 1990 Clean Air Act Amendments. However, HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries in complying with these environmental requirements would be allowed by the PUC. However, as with other costs reviewed by the PUC in the rate-making process, costs incurred by HECO and its subsidiaries in complying with these environmental requirements may not be fully allowed or recovered. Based on information available to the Company to date, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company's financial condition or results of operations.

EFFECTS OF INFLATION
Inflation, as measured by the Consumer Price Index, averaged 2.7% in 1993, 3.0% in 1992 and 4.2% in 1991. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on HEI's operations.
         Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utility companies, replace assets at much higher costs and must request rate relief to maintain adequate earnings. In the past, the PUC has generally approved rate relief to cover the effects of inflation. In 1992 and 1993, the electric utility companies received rate relief, in part to cover increases due to inflation in operating expenses and construction costs.

ACCOUNTING CHANGES

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The resulting change in the method of accounting for postretirement benefits other than pensions did not have a material effect on the Company's financial condition or results of operations primarily due to the regulated nature of the electric utility subsidiaries and YB. The PUC opened a generic docket to determine whether SFAS No. 106 should be adopted for rate- making purposes, but has not yet issued its final decision and order. See Note 18 in the "Notes to Consolidated Financial Statements" for more information.

INCOME TAXES
Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes." The resulting change in the method of accounting for income taxes did not have a material effect on the Company's financial condition or results of operations primarily due to the regulated nature of the electric utility subsidiaries and YB. See Note 15 in the "Notes to Consolidated Financial Statements" for more information.

POSTEMPLOYMENT BENEFITS
Effective January 1, 1994, the Company adopted the provisions of

SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. The resulting change in the method of accounting for postemployment benefits did not have a material effect on the Company's financial condition and, in the opinion of management, will not have a material effect on the Company's 1994 results of operations. See Note 1 in the "Notes to Consolidated Financial Statements" for more information.

CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES
Effective January 1, 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that investments in equity securities that have readily determinable fair values and investments in debt securities be classified in three categories: held-to-maturity securities, trading securities and available-for-sale securities. Each category has specific accounting requirements. The resulting change in the method of accounting for investments in debt and equity securities did not have a material effect on the Company's financial condition and, in the opinion of management, will not have a material effect on the Company's 1994 results of operations. See Note 1 in the "Notes to Consolidated Financial Statements" for more information.

LOAN IMPAIRMENTS
In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The provisions of SFAS No. 114 must be adopted by ASB no later than January 1, 1995. If SFAS No. 114 were adopted on December 31, 1993, it would not have had a material effect on the Company's financial condition or results of operations. See Note 1 in the "Notes to Consolidated Financial Statements" for more information.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED

The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and to cover debt and other cash requirements in the foreseeable future.
     The Company's total assets were $4.5 billion and $4.1 billion at December 31, 1993 and 1992, respectively. Asset growth in 1993 stemmed from growth in ASB's loan portfolio, increased capital expenditures by the electric utility companies and the recognition of regulatory assets.
     The consolidated capital structure of HEI was as follows:

                                                                                        December 31
                                                                       ----------------------------------------------
                                                                                1993                      1992
                                                                       --------------------       -------------------
 (in millions)
 Short-term borrowings . . . . . . . . . . . . . . . . . . . . .         $   40          3%       $  160          12%
 Long-term debt, net . . . . . . . . . . . . . . . . . . . . . .            698         47           583          42
 Preferred stock of electric utility subsidiaries  . . . . . . .             95          6            85           6
 Common stock equity . . . . . . . . . . . . . . . . . . . . . .            643         44           548          40
                                                                         ------        ---        ------         ---
                                                                         $1,476        100%       $1,376         100%
                                                                         ======        ===        ======         ===

ASB's deposit liabilities, securities sold under agreements to repurchase and advances from the Federal Home Loan Bank are not included in the table above.
     HEI plans to maintain its debt and equity structure within range of the levels at December 31, 1993 and 1992 through the issuance of short-term and long-term debt, the electric utilities issuance of preferred stock, retained earnings and issuance of common stock through public offerings and the Dividend Reinvestment and Stock Purchase Plan and other plans.
     At December 31, 1993, short-term borrowings were $120 million lower than at December 31, 1992. In 1993, short-term borrowings were replaced with long-term debt, preferred stock equity of the electric utility subsidiaries and common stock equity. HEI raised approximately $105 million, after expenses, from the sale of 2.9 million shares of common stock through a public offering completed in August 1993 and through the Dividend Reinvestment and Stock Purchase Plan and other plans.

          Pursuant to the settlement agreement signed in early 1994, upon final court approval, HEI will pay $32 million to the Insurance Commissioner as Rehabilitator/Liquidator of the HIG Group in return for a dismissal of the lawsuit and a release of claims against HEI, its affiliates and their past and present officers and directors. HEI will fund the settlement out of available cash and/or borrowings.
          In October 1993, Standard & Poor's Corporation (S&P) completed its review of the U.S. investor-owned electric utility industry and concluded that more stringent financial risk standards are appropriate to counter mounting business risk. "S&P believes the industry's credit profile is threatened chiefly by intensifying competitive pressures," the agency said in a statement. It also cited sluggish demand expectations, slow earnings growth prospects, high dividend payouts and environmental cost pressures. Under the new guidelines, S&P rated HECO's business position as average.
          As of February 11, 1994, HEI and HECO's S&P, Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co.'s (Duff & Phelps) security ratings were as follows:


 HEI                                          S&P       Moody's     Duff & Phelps
- -----                                      --------     -------     -------------
 Medium-term notes . . . . . . . . . .     BBB            Baa2         BBB+
 Commercial paper  . . . . . . . . . .     A-2            P-2          Duff 1-
 Outlook . . . . . . . . . . . . . . .     Negative       N/A          N/A


HECO
- ----
 First mortgage bonds  . . . . . . . .     BBB+           A3           A
 Unsecured notes . . . . . . . . . . .     BBB            Baa1         A-
 Cumulative preferred stock  . . . . .     BBB            baa1         BBB+
 Commercial paper  . . . . . . . . . .     A-2            P-2          Duff 1-
 Outlook . . . . . . . . . . . . . . .     Negative       N/A          N/A


N/A  Not applicable.

Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital of HEI or HECO.
        At December 31, 1993, $213 million of a $250 million registered medium-term note program was available to HEI. HEI and HECO also maintained bank lines of credit which totaled $50 million and $108 million, respectively, at yearend 1993. As of January 1, 1994, HECO maintained bank lines of credit which totaled $85 million. There were no borrowings under any line of credit during 1993 and 1992.
        Operating activities provided net cash of $139 million in 1993, $98 million in 1992 and $142 million in 1991.
        Investing activities such as capital expenditures and the origination and purchases of loans accounted for a significant portion of the net cash used of $352 million in 1993, $392 million in 1992 and $318 million in 1991.
        Financing activities provided net cash of $172 million in 1993, $395 million in 1992 and $130 million in 1991. In 1993 significant amounts of cash came from advances from the Federal Home Loan Bank and from the issuances of long-term debt and common stock.
        A portion of net assets (assets less liabilities) of HECO and ASB are not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are not expected to significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet other cash obligations. (See Note 19 in the "Notes to Consolidated Financial Statements.")
        Total HEI consolidated financing requirements for the years 1994 through 1998, including net capital expenditures, debt retirements and sinking fund requirements, are currently estimated to total $1.4 billion. Of this amount, approximately $0.9 billion are for net capital expenditures (mostly relating to the electric utility companies' net capital expenditures described below). HEI consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 42% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. Over the five-year period 1994 through 1998, HEI estimates that it will require approximately $225 million in common equity, other than retained earnings, which is expected to be provided principally by HEI's Dividend Reinvestment and Stock Purchase Plan and the Hawaiian Electric Industries Retirement Savings Plan.

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

ELECTRIC UTILITY
HECO's consolidated capital structure was as follows:

                                                                              December 31
                                                         --------------------------------------------------------
                                                                1993                                1992
                                                         --------------------              ----------------------
(in millions)
 Short-term borrowings from
    nonaffiliates and affiliate  . . . . . . . . .       $   41             3%              $  122             11%
 Long-term debt, net . . . . . . . . . . . . . . .          485            41                  375             35
 Preferred stock
    Subject to mandatory redemption  . . . . . . .           47             4                   49              5
    Not subject to mandatory redemption  . . . . .           48             4                   36              3
 Common stock equity . . . . . . . . . . . . . . .          570            48                  500             46
                                                         ------           ---               ------            ---
                                                         $1,191           100%              $1,082            100%
                                                         ======           ===               ======            ===

In 1993, the electric utility companies used $206 million in cash for capital expenditures, $81 million for repayments of short-term borrowings and $30 million for preferred and common stock dividends. Operations provided $98 million in cash and $20 million of cash came from third-party contributions in aid of construction. Financing activities provided $110 million, net of long-term debt repayments, from the issuance of unsecured notes and the drawdown of proceeds from tax-exempt special purpose revenue bonds. Also, HEI provided $45 million of cash through its purchase of HECO common stock.
           The electric utility's consolidated financing requirements for the years 1994 through 1998, including net capital expenditures, debt retirements and sinking fund payment requirements, are estimated to total $1.0 billion. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are currently expected to provide approximately 50% of the total $1.0 billion requirements, with debt and equity financing providing the remaining requirements. HECO currently estimates that it will require approximately $100 million in common equity, other than retained earnings, over the five-year period 1994 through 1998. The PUC must approve issuances of long-term debt and equity for HECO, HELCO and MECO.
           Capital expenditures include projects which are required to meet expected load growth and improve reliability, and projects to replace and upgrade existing equipment. Net capital expenditures for the five-year period 1994 through 1998 are currently estimated to total $0.9 billion. Approximately 70% of gross capital expenditures, including AFUDC and capital expenditures funded by third party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 30% primarily for generation projects. At December 31, 1993, purchase commitments other than fuel and power purchase contracts were approximately $61 million, including amounts for construction projects. (Also see Note 4 in the "Notes to Consolidated Financial Statements" for a discussion of power purchase commitments.)
           For 1994, electric utility net capital expenditures are estimated to be $205 million and gross capital expenditures are estimated to be $240 million, of which approximately 65% is for transmission and distribution projects. An estimated $55 million is planned for new generation projects. Drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, sales of common stock to HEI and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.
           Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of kilowatthour sales and peak load, the availability of alternate energy and purchased power sources, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate relief, escalation in construction costs, demand-side management programs and requirements of environmental and other regulatory and permitting authorities.
           In 1993, HECO and its subsidiaries raised $70 million from the issuance of unsecured notes, with maturities varying from two to five years, and $12 million from the sale of preferred stock, which is not subject to mandatory redemption. Also in 1993, the State of Hawaii issued a total of $100 million in tax-exempt special purpose revenue bonds, with a maturity of thirty years and a fixed coupon interest rate of 5.45%, on behalf of HECO, HELCO and MECO at a 2% discount for an effective interest rate of approximately 5.6%. As of December 31, 1993, approximately $56 million of the proceeds from the sale of special purpose revenue bonds were available to be used and an additional
$47 million of revenue bonds was authorized by the Hawaii legislature for issuance prior to the end of 1995.

SAVINGS BANK

December 31                                                               1993                        1992
                                                                 ----------------------        --------------------
(in millions)                                                      $           % change          $         % change
                                                                 ------        --------        ------      --------
 Assets . . . . . . . . . . . . . . . . . . . . . . . . . .      $2,618            6           $2,462          13
 Loans receivable . . . . . . . . . . . . . . . . . . . . .       1,735           19            1,463          27
 Mortgage-backed securities . . . . . . . . . . . . . . . .         630          (11)             710         (12)
 Deposit liabilities. . . . . . . . . . . . . . . . . . . .       2,092            3            2,033          26

As of September 30, 1993, ASB was the second largest savings bank in the state based on total assets of $2.5 billion. In 1993, ASB's total assets increased 6% primarily due to originations and purchases of loans of $557 million, partly offset by repayments on loans of $289 million. Loans and deposits continued to grow in 1993, although at a slower pace than in 1992.
        At December 31, 1993, loans which do not accrue interest totaled $5.7 million or only 0.32% of net loans outstanding. At the end of 1993, there was only one property acquired in settlement of a loan valued at $0.2 million.
        For the year ended December 31, 1993, cash used by investing activities was $175 million, due largely to the origination of loans receivable, partly offset by principal repayments. Cash provided by financing activities included a net increase of $96 million in advances from the Federal Home Loan Bank and $59 million in deposit liabilities, offset by repurchases of all of ASB's remaining securities sold under agreements to repurchase of $27 million and common stock dividends of $14 million.
        Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from receipt of interest and principal on outstanding loans receivable and mortgage-backed securities, borrowings from the Federal Home
Loan Bank of Seattle, securities sold under agreements to repurchase and other sources. Minimum liquidity levels are currently governed by the regulations adopted by the Office of Thrift Supervision (OTS). ASB was in compliance with OTS liquidity requirements as of December 31, 1993.
        OTS regulations require each savings association to have regulatory capital at least sufficient to meet three requirements: tangible capital and core (leverage) capital of 1.5% and 3.0%, respectively, of adjusted total assets; and a risk-based capital standard equal to 8.0% of risk-adjusted assets. As of December 31, 1993, ASB was in full compliance with the minimum capital requirements with a tangible capital ratio of 5.2%, a core capital ratio of 5.6% and risk-based capital of $151.0 million, $46.2 million in excess of the minimum requirement.
        The OTS has adopted a new rule adding an interest rate risk (IRR) component to the existing risk-based capital requirement. The regulation is effective January 1, 1994; however, the requirement that thrifts incorporate
IRR into their risk-based capital calculations, based on the OTS Thrift Financial Report as of December 31, 1993, is effective July 1, 1994. Institutions with an "above normal" level of IRR exposure will be required to hold additional capital. "Above normal" IRR is defined as any decline in market value of an institution's portfolio equity in excess of 2% of the market value of its assets, which would result from an immediate 200 basis point change in interest rates. The OTS regulation will require a savings association with an "above normal" level of IRR exposure to hold one-half of the "above normal" IRR times the market value of its assets as capital in addition to its existing 8% risk-based capital requirement. Based on IRR reported as of September 30, 1993, ASB would not have been required to hold additional capital if the new rule had been in effect at that time.
        The Federal Deposit Insurance Corporation Improvement Act of 1991 established a statutory framework for closer monitoring of insured depository institutions in order to ensure "prompt corrective action" by regulators as an institution's capital position declines. The OTS rules for prompt corrective action, effective on December 19, 1992, define the capital measures for five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), and provide for progressively more stringent restrictions and supervision as capital levels decline. To be classified as "well-capitalized," an institution must have a "leverage ratio" of 5%, a "Tier-1 risk-based ratio" of 6% and a "total risk-based ratio" of 10%. As of December 31, 1993, ASB believes that based on OTS capital standards it would have been classified as "well-capitalized" with a leverage ratio of 5.6%, a Tier-1 risk-based ratio of 11.1% and a total risk-based ratio of 11.5%.
        The OTS is currently considering proposed regulations which will increase capital requirements. One of the proposed regulations includes increasing core capital requirements to either 4% or 5% for many savings associations. Under the proposed regulation, ASB believes it would be required to comply with a 4% requirement. As of December 31, 1993, ASB would have been in compliance with the proposed 4% requirement with a core capital ratio of 5.6%.
        ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for anticipated growth.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes. Additionally, as discussed in Note 18 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.



/s/  KPMG Peat Marwick

Honolulu, Hawaii
February 11, 1994

CONSOLIDATED STATEMENTS OF INCOME

Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                        1993              1992             1991
(in thousands, except per share amounts)                                 ----------        ----------         --------
REVENUES

Electric utility  . . . . . . . . . . . . . . . . . . . . . . . . .      $  879,110        $  778,690         $740,632
Savings bank  . . . . . . . . . . . . . . . . . . . . . . . . . . .         199,734           202,995          198,776
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          63,326            49,698           53,834
                                                                          ---------        ----------         --------
                                                                          1,142,170         1,031,383          993,242
                                                                          ---------        ----------         --------
EXPENSES
Electric utility  . . . . . . . . . . . . . . . . . . . . . . . . .         759,545           674,849          640,376
Savings bank  . . . . . . . . . . . . . . . . . . . . . . . . . . .         155,617           171,668          173,561
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          69,370            48,647           46,249
                                                                          ---------        ----------         --------
                                                                            984,532           895,164          860,186
                                                                          ---------        ----------         --------
OPERATING INCOME (LOSS)
Electric utility  . . . . . . . . . . . . . . . . . . . . . . . . .         119,565           103,841          100,256
Savings bank  . . . . . . . . . . . . . . . . . . . . . . . . . . .          44,117            31,327           25,215
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (6,044)            1,051            7,585
                                                                          ---------        ----------         --------
                                                                            157,638           136,219          133,056
                                                                          ---------        ----------         --------
Interest expense--electric utility and other  . . . . . . . . . . .         (53,192)          (47,141)         (43,521)
Allowance for borrowed funds used during construction . . . . . . .           3,869             2,095            1,307
Preferred stock dividends of electric utility subsidiaries  . . . .          (6,518)           (6,710)          (6,887)
Allowance for equity funds used during construction . . . . . . . .           6,973             6,781            3,998
                                                                          ---------        ----------         --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES . . . . . . .         108,770            91,244           87,953
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .          47,086            29,529           32,333
                                                                          ---------        ----------         --------
INCOME FROM CONTINUING OPERATIONS.  . . . . . . . . . . . . . . . .          61,684            61,715           55,620
                                                                          ---------        ----------         --------
DISCONTINUED OPERATIONS, NET OF INCOME TAXES
     Loss from operations . . . . . . . . . . . . . . . . . . . . .              --           (57,090)            (794)
     Loss on disposal . . . . . . . . . . . . . . . . . . . . . . .         (13,025)          (16,207)              --
                                                                          ---------        ----------         --------
LOSS FROM DISCONTINUED OPERATIONS . . . . . . . . . . . . . . . . .         (13,025)          (73,297)            (794)
                                                                          ---------        ----------         --------
NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . . . . . .       $  48,659        $  (11,582)        $ 54,826
                                                                          =========        ==========         ========
EARNINGS (LOSS) PER COMMON SHARE
    CONTINUING OPERATIONS . . . . . . . . . . . . . . . . . . . . .       $    2.38        $     2.54         $   2.43
    DISCONTINUED OPERATIONS . . . . . . . . . . . . . . . . . . . .           (0.50)            (3.02)           (0.03)
                                                                          ---------        ----------         --------
                                                                          $    1.88        $    (0.48)        $   2.40
                                                                          =========        ==========         ========
DIVIDENDS PER COMMON SHARE  . . . . . . . . . . . . . . . . . . . .       $    2.29        $     2.25         $   2.21
                                                                          =========        ==========         ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING  . . . . . . .          25,938            24,275           22,882
                                                                          =========        ==========         ========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                        1993              1992             1991
(in thousands)                                                             --------          --------         --------
RETAINED EARNINGS, BEGINNING OF YEAR  . . . . . . . . . . . . . .          $138,484          $204,663         $200,286
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . .            48,659           (11,582)          54,826
Common stock dividends. . . . . . . . . . . . . . . . . . . . . .           (58,825)          (54,597)         (50,449)
                                                                           --------          --------         --------
RETAINED EARNINGS, END OF YEAR  . . . . . . . . . . . . . . . . .          $128,318          $138,484         $204,663
                                                                           ========          ========         ========


See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS
Hawaiian Electric Industries, Inc. and subsidiaries


December 31                                                                                 1993               1992
(in thousands)                                                                       -----------        -----------
ASSETS
Cash and equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . .           $  116,260         $  156,754
Accounts receivable and unbilled revenues, net  . . . . . . . . . . . . . .              117,116            118,246
Inventories, at average cost  . . . . . . . . . . . . . . . . . . . . . . .               39,405             38,952
Real estate developments  . . . . . . . . . . . . . . . . . . . . . . . . .               29,673             14,424
Loans receivable, net . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,735,098          1,462,888
Marketable securities (estimated market value $710,369 and $785,926)  . . .              698,755            768,415
Other investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               77,106             81,974
Property, plant and equipment, net  . . . . . . . . . . . . . . . . . . . .            1,542,989          1,387,828
Regulatory assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               62,077              7,668
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               53,449             53,944
Goodwill and other intangibles  . . . . . . . . . . . . . . . . . . . . . .               49,664             51,003
Net assets of discontinued operations . . . . . . . . . . . . . . . . . . .                   --                672
                                                                                      ----------         ----------
                                                                                      $4,521,592         $4,142,768
                                                                                      ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $   88,628         $   82,235
Deposit liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,091,583          2,032,869
Short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . .               40,416            160,211
Securities sold under agreements to repurchase  . . . . . . . . . . . . . .                   --             27,223
Advances from Federal Home Loan Bank  . . . . . . . . . . . . . . . . . . .              289,674            194,099
Long-term debt, net . . . . . . . . . . . . . . . . . . . . . . . . . . . .              697,836            582,475
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .              168,329            156,915
Unamortized tax credits . . . . . . . . . . . . . . . . . . . . . . . . . .               44,357             42,912
Contributions in aid of construction  . . . . . . . . . . . . . . . . . . .              165,005            126,308
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              197,713            104,567
                                                                                      ----------         ----------
                                                                                       3,783,541          3,509,814
                                                                                      ----------         ----------

PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES
Subject to mandatory redemption . . . . . . . . . . . . . . . . . . . . . .               46,730             48,920
Not subject to mandatory redemption . . . . . . . . . . . . . . . . . . . .               48,293             36,293
                                                                                      ----------         ----------
                                                                                          95,023             85,213
                                                                                      ----------         ----------
STOCKHOLDERS' EQUITY
Preferred stock, no par value, authorized 10,000 shares;
     no shares outstanding
Common stock, no par value, authorized 100,000 shares;
     outstanding 27,675 shares and 24,762 shares  . . . . . . . . . . . . .              514,710            409,257
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              128,318            138,484
                                                                                      ----------         ----------
                                                                                         643,028            547,741
                                                                                      ----------         ----------
                                                                                      $4,521,592         $4,142,768
                                                                                      ==========         ==========


See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                                 1993         1992         1991
(in thousands)                                                                     ---------    ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations . . . . . . . . . . . . . . . . . . . . . . .    $  61,684    $  61,715    $  55,620

Adjustments to reconcile income from continuing operations to net cash provided by operating activities
      Depreciation and amortization of property, plant and equipment  . . . . .       64,314       61,928       56,276
      Other amortization  . . . . . . . . . . . . . . . . . . . . . . . . . . .       (2,623)         602        2,033
      Deferred income taxes and tax credits, net  . . . . . . . . . . . . . . .        3,164       (4,530)       7,456
      Changes in assets and liabilities, net of effects from disposal of businesses, acquisition of partnership interest and acquisition of control of joint venture
            Decrease (increase) in accounts receivable and unbilled revenues,
              net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,108      (17,515)      14,248
            Decrease (increase) in inventories  . . . . . . . . . . . . . . . .         (453)       2,593       15,959
            Increase in other securities held for trading . . . . . . . . . . .      (22,359)      (9,161)     (13,876)
            Increase in accounts payable  . . . . . . . . . . . . . . . . . . .        6,248        8,474        1,975
            Changes in other assets and liabilities . . . . . . . . . . . . . .       33,380       (6,353)       1,714
                                                                                   ---------    ---------    ---------
                                                                                     144,463       97,753      141,405
Cash flows from discontinued operations . . . . . . . . . . . . . . . . . . . .       (5,142)          --          750
                                                                                   ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.  . . . . . . . . . . . . . . . . . .      139,321       97,753      142,155
CASH FLOWS FROM INVESTING ACTIVITIES                                               ---------    ---------    ---------
Loans receivable originated and purchased . . . . . . . . . . . . . . . . . . .     (557,009)    (585,292)    (379,445)
Principal repayments on loans receivable  . . . . . . . . . . . . . . . . . . .      288,932      268,672      164,848
Proceeds from sale of loans receivable  . . . . . . . . . . . . . . . . . . . .          633        5,208        6,271
Mortgage-backed securities purchased  . . . . . . . . . . . . . . . . . . . . .     (190,517)    (216,289)    (169,276)
Principal repayments on mortgage-backed securities  . . . . . . . . . . . . . .      269,816      307,364      162,269
Proceeds from sale of mortgage-backed securities  . . . . . . . . . . . . . . .           --           --       29,543
Increase in other marketable securities and other investments . . . . . . . . .       (4,912)      (1,506)     (16,112)
Proceeds from redemption, sale, maturity and principal repayments of
   other marketable securities and other investments  . . . . . . . . . . . . .       24,350       12,129       30,934
Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (213,685)    (190,653)    (157,462)
Contributions in aid of construction  . . . . . . . . . . . . . . . . . . . . .       20,158       17,949       16,632
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,542       15,330          533
                                                                                   ---------    ---------    ---------
                                                                                    (351,692)    (367,088)    (311,265)
Net investment in discontinued operations . . . . . . . . . . . . . . . . . . .           --      (24,751)      (6,750)
                                                                                   ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES . . . . . . . . . . . . . . . . . . . . .     (351,692)    (391,839)    (318,015)
                                                                                   ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposit liabilities . . . . . . . . . . . . . . . . . . . . . .       58,714      417,508      104,070
Net increase (decrease) in short-term borrowings with original maturities
   of three months or less  . . . . . . . . . . . . . . . . . . . . . . . . . .      (93,247)      92,303      (93,876)
Proceeds from other short-term borrowings . . . . . . . . . . . . . . . . . . .       25,622       36,000           --
Repayment of other short-term borrowings  . . . . . . . . . . . . . . . . . . .      (72,707)          --           --
Proceeds from securities sold under agreements to repurchase  . . . . . . . . .           --       43,000      235,307
Repurchase of securities sold under agreements to repurchase  . . . . . . . . .      (27,000)    (145,200)    (242,876)
Proceeds from advances from Federal Home Loan Bank  . . . . . . . . . . . . . .      194,692       32,900      178,860
Principal payments on advances from Federal Home Loan Bank  . . . . . . . . . .      (99,117)     (97,400)    (126,000)
Proceeds from issuance of long-term debt  . . . . . . . . . . . . . . . . . . .      193,788       83,736      125,579
Repayment of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . .      (70,801)     (43,436)     (63,300)
Proceeds from issuance of electric utility subsidiaries' preferred stock  . . .       12,000           --           --
Redemption of electric utility subsidiaries' preferred stock  . . . . . . . . .       (2,190)      (1,745)      (1,545)
Net proceeds from issuance of common stock  . . . . . . . . . . . . . . . . . .       88,658       18,248       51,415
Common stock dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (42,012)     (39,214)     (36,877)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,477       (1,595)        (617)
                                                                                   ---------    ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . . . . . . . . . . . . .      171,877      395,105      130,140
                                                                                   ---------    ---------    ---------
Net increase (decrease) in cash and equivalents . . . . . . . . . . . . . . . .      (40,494)     101,019      (45,720)
Cash and equivalents, beginning of year . . . . . . . . . . . . . . . . . . . .      156,754       55,735      101,455
                                                                                   ---------    ---------    ---------
CASH AND EQUIVALENTS, END OF YEAR . . . . . . . . . . . . . . . . . . . . . . .    $ 116,260    $ 156,754    $  55,735
                                                                                   =========    =========    =========

See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 o SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL
BASIS OF FINANCIAL STATEMENT PRESENTATION. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.
        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, regulatory assets, the provisions for costs in excess of net realizable values of real estate projects and the provisions for losses relating to the disposal of discontinued businesses. Management believes that such allowances and provisions have been appropriately established in accordance with generally accepted accounting principles.

CONSOLIDATION. The consolidated financial statements include the accounts of Hawaiian Electric Industries, Inc. (HEI), a holding company, and its wholly owned subsidiaries (collectively, the Company). These subsidiaries are Hawaiian Electric Company, Inc. (HECO), parent company of Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO); HEI Diversified, Inc. (HEIDI), parent company of American Savings Bank, F.S.B.
(ASB) and The Hawaiian Insurance & Guaranty Company, Limited (HIG); Hawaiian Tug & Barge Corp. (HTB), parent company of Young Brothers, Limited (YB); Lalamilo Ventures, Inc. (LVI); Malama Pacific Corp. (MPC); and HEI Investment Corp. (HEIIC). In the fourth quarter of 1992, HEI/HEIDI wrote off its investment in HIG and no longer consolidated the accounts of HIG and its subsidiaries for financial reporting purposes.
        All significant intercompany transactions and balances have been eliminated in consolidation.

UTILITY REGULATION. The electric utility subsidiaries and YB are regulated by the Public Utilities Commission of the State of Hawaii (PUC) and account for the effects of regulation under Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

INVESTMENTS.
MARKETABLE SECURITIES. Investments in mortgage-backed and other marketable securities, which management intends and has the ability to hold until maturity, are carried at amortized cost.
        Other securities held for trading are carried at market value with unrealized gains or losses reflected in net income.

OTHER INVESTMENTS. Investments in joint ventures and other investments for which the Company has the ability to exercise significant influence over the operating and financing policies of the enterprise are accounted for under the equity method.
        For all investments, declines in value determined to be other than temporary are reflected in net income. The specific identification method is used in determining realized gains and losses on the sale of securities.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. The cost of plant constructed by the electric utility subsidiaries includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of electric utility plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

RETIREMENT BENEFITS. Pension costs are charged primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act.
        Certain health care and/or life insurance benefits are provided to retired employees, substantially all of whom become eligible for these benefits upon retirement, and the employees' beneficiaries and covered dependents. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the expected cost of postretirement benefits other than pensions be accrued during the years in which employees render service (see Note 18). Previously, the cost of these benefits were recognized when paid. The resulting change in the method of accounting for postretirement benefits other than pensions had no material effect on net income for the year ended December 31, 1993 primarily due to the regulated nature of the electric utility subsidiaries and YB.

DEPRECIATION AND AMORTIZATION. Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets.
        Goodwill relates to the acquisition of ASB and is being amortized on a straight-line basis over 25 years.
        Core deposit intangibles are being amortized each year at the greater of the actual attrition rate of such deposit base or 10% of the original value.

ENVIRONMENTAL EXPENDITURES. In general, environmental contamination treatment costs are charged to expense, unless such costs are probable of recovery through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing for sale property currently held for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service for rate-making purposes.

INCOME TAXES. As further explained in Note 15, the Company adopted SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1993. Previously, income taxes were recognized in accordance with the provisions of Accounting Principles Board Opinion No. 11. The resulting change in the method of accounting for income taxes had no material effect on net income for the year ended December 31, 1993, primarily due to the regulated nature of the electric utility subsidiaries and YB.
        Tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

EARNINGS PER COMMON SHARE. Earnings per common share are based upon the weighted average number of shares of common stock outstanding. The dilutive effect of stock options is not material.

CASH FLOWS. The Company considers cash on hand, deposits in banks, deposits with the Federal Home Loan Bank, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements with original maturities of three months or less to be cash and equivalents.

RECLASSIFICATIONS. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 1993 presentation.

DISCONTINUED OPERATIONS. In 1992, management decided to discontinue the operations of Hawaiian Electric Renewable Systems, Inc. (HERS). Also, in 1992, the Board of Directors of HEI concluded that it would not contribute additional capital to the insurance businesses conducted by HIG and its subsidiaries and the remaining investment therein was written off. Control of HIG and its subsidiaries is vested in the Insurance Commissioner of the State of Hawaii under a formal rehabilitation order. The nonutility wind energy and insurance businesses are accounted for as discontinued operations in the accompanying financial statements for all years presented.

        INSURANCE.

        The accounting policies followed by the insurance company until its discontinuance in 1992 were:

        Marketable securities. Investments held for trading were carried at market value with unrealized gains or losses reflected in stockholders' equity.

        Unpaid insurance losses and loss expenses. Unpaid insurance losses and loss expenses were determined on the basis of estimates of unpaid amounts with respect to reported losses and losses incurred but not reported. Provisions for losses and loss expenses were intended to cover ultimate payment amounts, less amounts recoverable from reinsurance. The insurance company ceded insurance to reinsurers under various contracts which covered individual risks or entire classes of business.

        Unearned insurance premiums. Unearned insurance premiums, less any portions ceded to reinsurers, were recognized as income ratably over the terms of the policies.

        See Note 2 for further information on discontinued operations. Except where indicated, footnote disclosures relate solely to continuing operations.

ACCOUNTING CHANGES - 1994 AND 1995 IMPLEMENTATION.

POSTEMPLOYMENT BENEFITS.  In November 1992, the Financial Accounting
Standards Board (FASB) issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. The Company adopted the provisions of SFAS No. 112 on January 1, 1994. The implementation of SFAS No. 112 did not have a material effect on the Company's consolidated financial condition and, in the opinion of management, will not have a material effect on the Company's 1994 results of operations.

CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES.  In May 1993, the
FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that investments in equity securities that have readily determinable fair values and investments in debt securities be classified in three categories and accounted for as follows:

        o Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to- maturity securities and reported at amortized cost.

         o Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
         o Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.
        The Company adopted the provisions of SFAS No. 115 on January 1, 1994. The implementation of SFAS No. 115 did not have a material effect on the Company's consolidated financial condition and, in the opinion of management, will not have a material effect on the Company's 1994 results of operations.

LOAN IMPAIRMENTS. In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The provisions of SFAS No. 114 must be adopted by ASB no later than January 1, 1995. If SFAS No. 114 were adopted on December 31, 1993, it would not have had a material effect on the Company's consolidated financial condition or results of operations.


ELECTRIC UTILITY

ELECTRIC UTILITY REVENUES. Electric utility revenues are based on rates authorized by the PUC and include revenues applicable to electric energy consumed in the accounting period but not yet billed to the customers. The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated and purchased power.

CONTRIBUTIONS IN AID OF CONSTRUCTION. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.


SAVINGS BANK

LOANS RECEIVABLE. Any discount or premium on loans is amortized over the estimated life of the loan using the level-yield method.
        The valuation allowance for estimated losses on loans receivable is provided to the extent that such losses are expected to be incurred.
        The accrual of interest on a loan is discontinued when the loan becomes more than 90 days delinquent or on an earlier basis when there is reasonable doubt as to its collectability.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. Real estate acquired in settlement of loans is recorded at the lower of cost or fair value less estimated selling expenses.

LOAN ORIGINATION AND COMMITMENT FEES. Loan origination fees (net of direct loan origination costs) are deferred and recognized as an adjustment of yield over the life of the loan. Nonrefundable commitment fees (net of direct loan origination costs, if applicable) for commitments to originate or purchase loans are deferred and, if the commitment is exercised, recognized as an adjustment of yield over the life of the loan. If the commitment expires unexercised, nonrefundable commitment fees are recognized as income upon expiration of the commitment.


2 o DISCONTINUED OPERATIONS

HAWAIIAN ELECTRIC RENEWABLE SYSTEMS, INC.

On October 6, 1992, the Board of Directors of HEI ratified management's September 30, 1992 plan to exit the nonutility wind energy business because of chronic mechanical problems with its wind turbines and continuing losses from operations. In March 1993, HEI sold the stock of HERS to The New World Power Corporation for an amount which was not material. In 1993, in connection with the sale of HERS, HEI reversed reserves for site restoral and other HERS' disposal costs that were no longer needed due to the terms of the sale, resulting in income from discontinued operations of $2.0 million.

   Summary financial information for the discontinued operations of HERS was as follows:

 INCOME STATEMENT DATA

 Years ended December 31                                           1992              1991
 (in thousands)                                                --------           -------
 OPERATIONS
 Revenues. . . . . . . . . . . . . . . . . . . . . . . . .     $    564           $ 1,063

 Operating loss. . . . . . . . . . . . . . . . . . . . . .      (12,630)           (3,151)
 Interest expense. . . . . . . . . . . . . . . . . . . . .         (953)           (1,385)
 Income tax benefits . . . . . . . . . . . . . . . . . . .        8,128             2,038
                                                               --------           -------
 Loss from operations. . . . . . . . . . . . . . . . . . .     $ (5,455)          $(2,498)
                                                               ========           =======

 Years ended December 31                         1993              1992
 (in thousands)                               -------          --------
 DISPOSAL
 Gain (loss) . . . . . . . . . . . . . . .    $ 3,218          $(17,131)*
 Income tax benefits (income taxes)  . . .     (1,223)            9,021
                                              -------          --------
 Gain (loss) on disposal . . . . . . . . .    $ 1,995          $ (8,110)
                                              =======          ========

* Includes provision of $700 for loss from operations during phase-out period.

 BALANCE SHEET DATA

                                                             December 31, 1992
 (in thousands)                                              -----------------
 ASSETS
 Property, plant and equipment, net. . . . . . . . . . .          $  71
 Other . . . . . . . . . . . . . . . . . . . . . . . . .            642
                                                                  -----
                                                                    713
                                                                  -----
 LIABILITIES
 Deferred income taxes . . . . . . . . . . . . . . . . .           (112)
 Unamortized tax credits . . . . . . . . . . . . . . . .              6
 Other. . . . . . . . . . . . . . . . . .  . . . . . . .            147
                                                                  -----
                                                                     41
                                                                  -----
 Net assets of discontinued windfarm operations. . . . .          $ 672
                                                                  =====

THE HAWAIIAN INSURANCE & GUARANTY COMPANY, LIMITED

HIG and its subsidiaries (the HIG Group) are property and casualty insurance companies in the State of Hawaii. HEIDI, a subsidiary of HEI, is the holder of record of all of the common stock of HIG. On December 2, 1992, the Board of Directors of HEI concluded that it would not contribute additional capital to HIG and HEI/HEIDI's remaining investment in the HIG Group was written off in the fourth quarter of 1992. The decision resulted from an increase in the estimate of policyholder claims from Hurricane Iniki (which hit the Hawaiian Islands on September 11, 1992) from $200 million (unaudited) to more than $300 million (unaudited). At that level of claims, it was estimated that the shortfall in the assets of the HIG Group available to pay claims would be in excess of $80 million (unaudited), and that at least an additional $112 million (unaudited) in capital contributions from HEI would be required if the HIG Group were to continue to write insurance as in the past--$80 million (unaudited) to cover the shortfall plus $32 million (unaudited) of new capital.
    On December 24, 1992, with the consent of the HIG Group, a formal rehabilitation order (the Rehabilitation Order) was entered by the First Circuit Court of the State of Hawaii, vesting full control over the HIG Group in the Insurance Commissioner and her deputies.
    On April 12, 1993, the Rehabilitator filed her proposed rehabilitation plan for approval by the First Circuit Court of the State of Hawaii. The plan, after minor technical modifications, was approved by the court in May 1993.
    On April 12, 1993, the Rehabilitator, HIG, UNICO and HUI filed a complaint against HEI, HEIDI and certain current and former officers and directors of HEI, HEIDI and the HIG Group in state court on the island of Kauai, and demanded a jury trial. The complaint sets forth several separate counts, including claims to the effect that HEI and/or HEIDI should be held liable for HIG's obligations based on allegations, among others, that HIG was held out to be part of an HEI family of companies (and not as a separate enterprise) and that HEIDI is liable for an assessment levied by the Rehabilitator. The complaint alleges that certain current and former officers and directors of HEI, HEIDI and the HIG Group have breached their fiduciary duties to the HIG Group in numerous respects. The complaint seeks declaratory relief and compensatory, general, special and punitive damages, together with costs and attorneys' fees.
        On July 12, 1993, the Rehabilitator filed a first amended complaint, which repeats the claims asserted in the original complaint but adds the Hawaii Insurance Guaranty Association (HIGA) as a plaintiff and asserts certain additional claims. The first amended complaint asserts new claims for negligence and the imposition of a constructive trust and a statutory claim for unfair and deceptive trade practices under Chapter 480 of the Hawaii Revised Statutes, which permits the recovery of treble damages in certain cases.
        Although the damages requested were not specified in the complaint or amended complaint and were reserved for proof at trial, by demand letter dated February 26, 1993, the Rehabilitator had demanded (1) from HEI and/or HEIDI, the amount required to cure HIG's deficit, estimated by the Rehabilitator in the letter at $68 million, and (2) $55 million for alleged breaches of duties and other obligations owed to HIG by the officers and directors of HEI, HEIDI and HIG. These demands were based on alternative theories of liability and the amounts claimed are believed by management to be duplicative and not cumulative.
        On October 13, 1993, HEI and HEIDI filed their answers to the First Amended Complaint, denying the material allegations thereof and asserting various affirmative defenses. The officer and director defendants have filed similar answers, together with a counterclaim against the Rehabilitator for indemnification. On November 2, 1993, defendants HEI and HEIDI filed counterclaims against the Rehabilitator and HIGA alleging that the Rehabilitator and HIGA have not acted in accordance with their statutory duties. Discovery proceedings were initiated beginning in late 1993.
        In early 1994, HEI, HEIDI, certain officers and directors, the Rehabilitator/Liquidator and HIGA signed an agreement to settle the lawsuit. Under the agreement, which is subject to court approval, HEI will pay $32.0 million to the Rehabilitator/Liquidator in return for a dismissal of the lawsuit and a release of claims against HEI, its affiliates and their past and present officers and directors. A hearing on a motion to approve the settlement is scheduled in March 1994. The $32.0 million settlement amount, less income tax benefits and certain amounts in previously established reserves, resulted in a $15.0 million after-tax charge to discontinued operations in 1993. HEI is seeking reimbursement from certain of its insurance carriers. HEI's claims against its insurance carriers will require resolution of several insurance coverage and other policy issues and the outcome of such claims cannot be predicted at this time. One of HEI's insurance carriers has filed a declaratory relief action in the U.S. District Court for the District of Hawaii seeking resolution of these issues. Recoveries from HEI's insurance carriers, if any, will be recognized when realized.
        Summary financial information for the discontinued operations of the HIG Group was as follows:

 INCOME STATEMENT DATA

Years ended December 31                                  1992              1991
(in thousands)                                       --------           -------
 OPERATIONS
 Revenues . . . . . . . . . . . . . . . . . . . .    $ 80,654           $89,536

 Operating income (loss)  . . . . . . . . . . . .     (80,146)            1,328
 Income tax benefits. . . . . . . . . . . . . . .      28,511               376
                                                     --------           -------
 Income (loss) from operations  . . . . . . . . .    $(51,635)          $ 1,704
                                                     ========           =======

Years ended December 31                 1993             1992
(in thousands)                      --------         --------
 DISPOSAL
 Loss  . . . . . . . . . . . . .    $(24,225)        $(13,060)
 Income tax benefits . . . . . .       9,205            4,963
                                    --------         --------
 Loss on disposal  . . . . . . .    $(15,020)        $ (8,097)
                                    ========         ========


3 o SEGMENT FINANCIAL INFORMATION

Segment financial information on page 28 is incorporated herein by reference. As of January 1, 1993, HEI refined its method of identifying costs chargeable to its subsidiaries. Under the refined methodology, additional common costs categories have been identified and the number of cost causation factors used to allocate common costs has increased. Also, timesheets are used to identify chargeable labor costs. The refined methodology resulted in lower allocations to subsidiaries and more expenses retained at corporate in 1993.

HEI's principal segments are as follows:

ELECTRIC UTILITY
HECO and its wholly owned subsidiaries, HELCO and MECO, are operating electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the PUC.

SAVINGS BANK
ASB is a Federally chartered savings bank providing a full range of banking services to individual and corporate customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation, and is also subject to regulations of the Board of Governors of the Federal Reserve System.

OTHER
HTB provides tugboat and charter barge services in Hawaii and the Pacific area and, together with its subsidiary, YB, provides general freight and containerized cargo transportation between the Hawaiian islands. YB operates as an authorized common carrier that services all major ports in Hawaii under the Hawaii Water Carrier Act and is regulated by the PUC.

MPC and its wholly owned subsidiaries invest in and develop real estate.

HEIIC invests primarily in leveraged leases.

Other also includes certain HEI and HEIDI activities and intercompany eliminations.

DISCONTINUED OPERATIONS
HIG and its subsidiaries, United National Insurance Company, Ltd. and Hawaiian Underwriters Insurance Co., Ltd., are property and casualty insurance companies which were placed in rehabilitation proceedings under the control of the Insurance Commissioner of the State of Hawaii by a Rehabilitation Order entered by the First Circuit Court of the State of Hawaii on December 24, 1992. HIG continues to operate in rehabilitation and its insurance company subsidiaries are being liquidated.

HERS owned and LVI owns nonutility wind energy facilities. HERS was sold in March 1993.

See Note 2 for further information on discontinued operations.

4 o ELECTRIC UTILITY SUBSIDIARY

Hawaiian Electric Company, Inc. and subsidiaries
Selected consolidated financial information

 INCOME STATEMENT DATA

 Years ended December 31                                                      1993               1992               1991
 (in thousands)                                                           --------           --------           --------
 REVENUES
 Operating revenues  . . . . . . . . . . . . . . . . . . . . . . .        $874,010           $776,929           $739,636
 Other--nonregulated . . . . . . . . . . . . . . . . . . . . . . .           5,100              1,761                996
                                                                          --------           --------           --------
                                                                           879,110            778,690            740,632
                                                                          --------           --------           --------
 EXPENSES
 Fuel oil  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         213,285            225,611            275,806
 Purchased power . . . . . . . . . . . . . . . . . . . . . . . . .         258,723            172,761            106,660
 Other operation . . . . . . . . . . . . . . . . . . . . . . . . .         105,957            105,303            100,990
 Maintenance . . . . . . . . . . . . . . . . . . . . . . . . . . .          44,281             44,653             39,463
 Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . .          55,960             53,856             49,005
 Taxes, other than income taxes  . . . . . . . . . . . . . . . . .          80,712             71,452             67,648
 Other--nonregulated . . . . . . . . . . . . . . . . . . . . . . .             627              1,213                804
                                                                          --------           --------           --------
                                                                           759,545            674,849            640,376
                                                                          --------           --------           --------
 Operating income from regulated and nonregulated activities . . .         119,565            103,841            100,256
 Allowance for equity funds used during construction . . . . . . .           6,973              6,781              3,998
 Interest and other charges  . . . . . . . . . . . . . . . . . . .         (37,384)           (35,196)           (35,535)
 Allowance for borrowed funds used during construction . . . . . .           3,869              2,095              1,307
                                                                          --------           --------           --------
 Income before income taxes and preferred stock
   dividends of HECO . . . . . . . . . . . . . . . . . . . . . . .          93,023             77,521             70,026
 Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .          36,897             23,843             23,816
                                                                          --------           --------           --------
 Income before preferred stock dividends of HECO . . . . . . . . .          56,126             53,678             46,210
 Preferred stock dividends of HECO . . . . . . . . . . . . . . . .           4,421              4,525              4,600
                                                                          --------           --------           --------
 Net income for common stock . . . . . . . . . . . . . . . . . . .        $ 51,705           $ 49,153           $ 41,610
                                                                          ========           ========           ========

 BALANCE SHEET DATA

 December 31                                                                                     1993               1992
 (dollars in thousands)                                                                    ----------         ----------
 ASSETS
 Utility plant, at cost
   Property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,976,192         $1,770,374
   Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . .       (641,230)          (583,031)
   Construction in progress  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        126,342            107,030
                                                                                           ----------         ----------
 Net utility plant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,461,304          1,294,373
 Accounts receivable, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         64,012             62,088
 Unbilled revenues, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         34,735             35,647
 Regulatory assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         60,612              7,668
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         82,613            101,554
                                                                                           ----------         ----------
                                                                                           $1,703,276         $1,501,330
                                                                                           ==========         ==========
 CAPITALIZATION AND LIABILITIES
 Common stock equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  570,663         $  499,894
 Cumulative preferred stock
   Not subject to mandatory redemption, dividend rates of 4.25-8.875%  . . . . . . . .         48,293             36,293
   Subject to mandatory redemption, dividend rates of 7.68-13.75%  . . . . . . . . . .         46,730             48,920
 Long-term debt, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        484,736            374,835
                                                                                           ----------         ----------
 Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,150,422            959,942
 Short-term borrowings, from nonaffiliates and affiliate . . . . . . . . . . . . . . .         40,928            122,176
 Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        107,449            101,447
 Unamortized tax credits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         43,348             41,608
 Contributions in aid of construction  . . . . . . . . . . . . . . . . . . . . . . . .        165,005            126,308
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        196,124            149,849
                                                                                           ----------         ----------
                                                                                           $1,703,276         $1,501,330
                                                                                           ==========         ==========

 CASH FLOW DATA

 Years ended December 31                                                         1993             1992             1991
 (in thousands)                                                             ---------        ---------        ---------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Income before preferred stock dividends of HECO . . . . . . . . . . . .    $  56,126        $  53,678        $  46,210
 Adjustments to reconcile income before preferred stock dividends of HECO to net cash provided by operating activities
 Depreciation and amortization of property,
    plant and equipment  . . . . . . . . . . . . . . . . . . . . . . . .       55,960           53,856           49,005
 Decrease (increase) in accounts receivable and
    unbilled revenues, net . . . . . . . . . . . . . . . . . . . . . . .       (1,012)         (17,095)           8,109
 Decrease (increase) in inventories  . . . . . . . . . . . . . . . . . .         (484)           2,449           16,027
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (12,185)         (14,195)           3,667
                                                                            ---------        ---------        ---------
 NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . . . . .       98,405           78,693          123,018
                                                                            ---------        ---------        ---------
 CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . .     (205,943)        (181,542)        (141,900)
 Contributions in aid of construction  . . . . . . . . . . . . . . . . .       20,158           17,949           16,632
 Proceeds from sales of assets . . . . . . . . . . . . . . . . . . . . .           --           14,270               --
                                                                            ---------        ---------        ---------
 NET CASH USED IN INVESTING ACTIVITIES . . . . . . . . . . . . . . . . .     (185,785)        (149,323)        (125,268)
                                                                            ---------        ---------        ---------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in short-term borrowings from nonaffiliates
  and affiliates with original maturities of three months or less  . . .      (81,248)          87,606          (35,350)
 Proceeds from other short-term borrowings . . . . . . . . . . . . . . .       25,259               --               --
 Repayment of other short-term borrowings  . . . . . . . . . . . . . . .      (25,259)              --               --
 Proceeds from issuance of long-term debt  . . . . . . . . . . . . . . .      156,788           33,130           40,579
 Repayment of long-term debt . . . . . . . . . . . . . . . . . . . . . .      (46,901)         (23,393)         (32,222)
 Proceeds from issuance of preferred stock . . . . . . . . . . . . . . .       12,000               --               --
 Redemption of preferred stock . . . . . . . . . . . . . . . . . . . . .       (2,190)          (1,745)          (1,545)
 Preferred stock dividends . . . . . . . . . . . . . . . . . . . . . . .       (4,421)          (4,525)          (4,600)
 Proceeds from issuance of common stock  . . . . . . . . . . . . . . . .       45,000           33,000           61,000
 Common stock dividends  . . . . . . . . . . . . . . . . . . . . . . . .      (25,887)         (23,048)         (27,468)
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,278               67              831
                                                                            ---------        ---------        ---------
 NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . . . . . . . . .       58,419          101,092            1,225
                                                                            ---------        ---------        ---------
 Net increase (decrease) in cash and equivalents . . . . . . . . . . . .      (28,961)          30,462           (1,025)
 Cash and equivalents, beginning of year . . . . . . . . . . . . . . . .       30,883              421            1,446
                                                                            ---------        ---------        ---------
 CASH AND EQUIVALENTS, END OF YEAR . . . . . . . . . . . . . . . . . . .    $   1,922        $  30,883        $     421
                                                                            =========        =========        =========


CUMULATIVE PREFERRED STOCK. Certain cumulative preferred shares of HECO and its subsidiaries are redeemable at the option of the respective company at a premium or par. The remaining cumulative preferred shares are subject to mandatory sinking fund provisions at par and optional redemption provisions at a premium. In December 1993, HECO's subsidiaries issued $12 million of preferred stock not subject to mandatory redemption with a dividend rate of 7.625%. The total sinking fund requirements on preferred stock subject to mandatory redemption for the next five years and thereafter are $1.3 million in 1994, $2.2 million in 1995, $2.2 million in 1996, $2.2 million in 1997, $1.8 million in 1998 and $37.0 million thereafter.

INDEBTEDNESS.  See Notes 11 and 12.

MAJOR CUSTOMERS. The electric utility subsidiaries derived 10% of their operating revenues from the sale of electricity to various federal government agencies amounting to $91 million in 1993, $78 million in 1992 and $77 million in 1991.

COMMITMENTS AND CONTINGENCIES.

FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS. To assure access to a long-term supply of residual fuel oil and diesel fuel, HECO has contractual agreements to purchase a minimum amount of 0.5% sulfur residual fuel oil and 0.4% sulfur diesel fuel annually through 1995. The fuel oil prices under these contracts are tied to market prices of products as reported in Singapore and the U.S. Pacific Northwest. Based on the average price per barrel at January 1, 1994, the amount of required purchases for 1994 is estimated at $83 million. HECO's subsidiaries have contractual agreements through 1995 under which the amount of required purchases for 1994 is estimated at $43 million, based on the average price per barrel at January 1, 1994. The actual amount of such purchases by HECO and its subsidiaries could vary substantially as a result of changes in the market price of fuel oil and other factors. HECO and its subsidiaries purchased $205 million, $216 million and

$251 million of fuel under these or prior contractual agreements in 1993, 1992 and 1991, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.
   At December 31, 1993, HECO and its subsidiaries had purchase commitments other than fuel and power purchase contracts amounting to approximately
$61 million.

POWER PURCHASE AGREEMENTS. In general, payments under the major power purchase agreements are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. The energy charges will vary over the terms of the agreements and HECO and its subsidiaries may pass on changes in the fuel component of the energy charges to customers through energy cost adjustment clauses in its rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the major agreements. Title to the facilities does not pass to HECO and its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.
   As of December 31, 1993, HECO and its subsidiaries had power purchase agreements for 473 megawatts (MW) of firm capacity representing approximately 22% of the total of their generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $107 million annually in 1994 and 1995, between $99 million and $106 million annually from 1996 through 2015, between $50 million and $77 million annually from 2016 through 2022 and $4 million annually from 2023 through 2028.
   HECO is disputing certain amounts billed each month under its power purchase agreements with Kalaeloa Partners, L.P. (Kalaeloa) and AES Barbers Point, Inc. (AES-BP) and has withheld payment of some of the disputed amounts pending resolution. With respect to the billings from Kalaeloa, HECO believes that it has counterclaims which would mitigate, if not more than offset, the disputed amounts billed by Kalaeloa. Disputed amounts billed by Kalaeloa and AES-BP through December 31, 1993 totaled approximately $2.1 million and $1.5 million, respectively. Approximately $0.5 million of the total disputed amounts, if paid, are includable in HECO's energy cost adjustment clause, and would be passed through to customers.
   HECO has not recognized any portion of the disputed amounts as an expense or liability in its financial statements. Discussions between HECO and Kalaeloa, and HECO and AES-BP to resolve the disputed billing amounts are continuing. In the event the parties are unable to settle the disputes, both the Kalaeloa and AES-BP power purchase agreements contain provisions whereby either party to the agreement may cause the dispute to be submitted to binding arbitration.
Kalaeloa has requested that its dispute with HECO be arbitrated and this arbitration process has commenced. Based on information currently available, HECO's management believes that the ultimate outcome of these disputes will not have a material adverse effect on HECO's consolidated financial condition and results of operations.
   HELCO's power purchase agreements include an amended power purchase agreement with Hamakua Sugar Company (Hamakua), a power purchase agreement with Puna Geothermal Ventures (PGV) and a power purchase agreement with Hilo Coast Processing Company (HCPC). Hamakua is in a Chapter 11 bankruptcy proceeding and is now conducting a final sugar cane harvest over a period of 10 to 16 months, which began in July 1993. During the harvest, Hamakua has agreed to supply
HELCO with 8 MW of firm capacity under an amendment to HELCO's existing power purchase agreement. PGV, an independent geothermal power producer which had experienced substantial delays in commencing commercial operations, passed an acceptance test in June 1993 and is now considered to be a firm capacity source for 25 MW. HCPC, which provides 18 MW of firm capacity, has announced that it will discontinue harvesting sugar cane in the second half of 1994, but has stated that it intends to continue generating power using coal supplemented by biomass materials and diesel fuel oil.

HECO POWER OUTAGE. On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. The PUC initiated an investigation of the outage by its order dated April 16, 1991. This investigation was consolidated with a pending investigation of an outage that occurred in 1988. The PUC held a hearing on the April 9, 1991 outage in May 1991 and further hearings are expected at a later time. The parties to the investigation (HECO, Consumer Advocate and United States Department of Defense) agreed that HECO should retain an independent consultant to investigate the cause of the 1991 outage. The PUC approved HECO's retention of Power Technologies, Inc. (PTI). PTI's report, with more than 100 recommendations, was submitted to the PUC in August 1993 and HECO filed its comments on the PTI recommendations with the PUC in November 1993. Management cannot predict the timing and outcome of any decision and order to be issued by the PUC with respect to the outages or with respect to the recommendations made by PTI.
   HECO's PUC-approved tariff rule states that HECO "will not be liable for interruption or insufficiency of supply or any loss, cost, damage or expense of any nature whatsoever, occasioned thereby if caused by accident, storm, fire, strikes, riots, war or any cause not within [HECO's] control through the exercise of reasonable diligence and care." Under the rule, customers had 30 days from the date of the power outage to file claims. HECO received approximately 2,900 customer claims which totaled approximately $7 million. Of the 2,900 claims, approximately 1,450 are for property damage. As of December 31, 1993, HECO had settled approximately 542 of these property damage claims, had settlement offers outstanding with respect to approximately 119 more of these claims and anticipates making settlement offers with respect to the remaining property claims upon receipt and review of appropriate supporting documentation. The settlement offers are being made for purposes of settlement and compromise only, and without any admission by HECO of liability for the outage. Not covered in the settlement offers and requests for documentation are approximately 1,450 claims involving alleged personal injury or economic losses, such as lost profits.
    On April 19, 1991, seven direct or indirect business customers on the island of Oahu filed a lawsuit against HECO on behalf of themselves and an alleged class, claiming $75 million in compensatory damages and additional unspecified amounts for punitive damages because of the April 9, 1991 outage. The lawsuit was dismissed without prejudice in March 1993 and subsequently refiled by the plaintiffs. HECO has filed an answer which denies the principal allegations in the complaint, sets forth affirmative defenses, and asserts that the suit should not be maintained as a class action. Discovery proceedings have been initiated. No trial date has been set.
   A reserve equal to the deductible limits with respect to HECO's insurance coverage has been recorded with respect to claims arising out of the April 1991 outage. In the opinion of management, losses (if any), net of estimated insurance recoveries, resulting from the ultimate outcome of the lawsuit and claims related to the April 9, 1991 outage will not have a material adverse effect on the Company.

HELCO RELIABILITY INVESTIGATION. In July 1991, following service interruptions and rolling blackouts instituted on the island of Hawaii, the PUC issued an order calling for an investigation into the reliability of HELCO's system.
    An evidentiary hearing was held in September 1991 and public hearings were held in October 1991. In light of approximately 20 subsequent incidents of rolling blackouts and service interruptions resulting from insufficient generation margin, further evidentiary hearings were held in July 1992. With the input from an independent consultant and the parties to the proceedings, the PUC may formulate minimum reliability standards for HELCO, use the standards to assess HELCO's system reliability, and re-examine the rate increase approved in October 1992 to see whether any adjustments are appropriate.
    HELCO's generation margin has improved with the addition of a 20-MW combustion turbine in August 1992, PGV's commencement of commercial operations and Hamakua's temporary return to commercial operation (see "Power purchase agreements" herein). HELCO is proceeding with plans to install two 20-MW combustion turbines in 1995, followed by an 18-MW heat steam recovery generator in 1997, at which time these units will be converted to a combined-cycle unit, subject in each case to obtaining necessary permits. In the opinion of management, the PUC's adjustment, if any, resulting from the reliability investigation will not have a material adverse effect upon HECO's consolidated financial condition or results of operations.

CHANGE IN ACCOUNTING ESTIMATE. In September 1991, HECO and its subsidiaries revised the method of estimating unbilled kilowatthour sales and revenues. The revised method results in more accurate estimates. The effect of this change in accounting estimate resulted in a nonrecurring increase in HECO and its subsidiaries' net income of $3.8 million for 1991, or $0.17 per HEI common share.

MANAGEMENT SERVICES FEES. HEI charges to HECO and its subsidiaries for general management, administrative and support services totaled $2.3 million, $5.6 million and $5.1 million in 1993, 1992 and 1991, respectively.

5 o SAVINGS BANK SUBSIDIARY

American Savings Bank, F.S.B. and subsidiaries
Selected consolidated financial information

 INCOME STATEMENT DATA

 Years ended December 31                                                      1993             1992             1991
                                                                          --------         --------         --------
(in thousands)
 Interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $188,619         $192,644         $189,072
 Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . .    92,701          114,748          124,840
                                                                          --------         --------         --------
 Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . .    95,918           77,896           64,232
 Provision for losses  . . . . . . . . . . . . . . . . . . . . . . . . .      (779)          (1,494)            (641)
 Other income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11,115           10,351            9,704
 Operating, administrative and general expenses  . . . . . . . . . . . .   (62,137)         (53,915)         (48,080)
                                                                          --------         --------         --------
 Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . .    44,117           32,838           25,215
 Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18,835           13,280           10,224
                                                                          --------         --------         --------
 Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 25,282         $ 19,558         $ 14,991
                                                                          ========         ========         ========

 BALANCE SHEET DATA

 December 31                                                                  1993              1992
 (in thousands)                                                         ----------       -----------
 ASSETS
 Cash and equivalents  . . . . . . . . . . . . . . . . . . . . . .      $   77,610       $   117,937
 Investment securities . . . . . . . . . . . . . . . . . . . . . .          68,599            58,524
 Mortgage-backed securities  . . . . . . . . . . . . . . . . . . .         630,156           709,891
 Loans receivable, net . . . . . . . . . . . . . . . . . . . . . .       1,735,098         1,462,888
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          57,358            61,451
 Goodwill and other intangibles  . . . . . . . . . . . . . . . . .          49,664            51,003
                                                                        ----------        ----------
                                                                        $2,618,485        $2,461,694
                                                                        ==========        ==========
 LIABILITIES AND EQUITY
 Deposit liabilities . . . . . . . . . . . . . . . . . . . . . . .      $2,091,583        $2,032,869
 Securities sold under agreements to repurchase  . . . . . . . . .           --               27,223
 Advances from Federal Home Loan Bank  . . . . . . . . . . . . . .         289,674           194,099
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          52,717            35,504
                                                                        ----------        ----------
                                                                         2,433,974         2,289,695
 Common stock equity . . . . . . . . . . . . . . . . . . . . . . .         184,511           171,999
                                                                        ----------        ----------
                                                                        $2,618,485        $2,461,694
                                                                        ==========        ==========

 CASH FLOW DATA

 Years ended December 31                                                         1993            1992          1991
                                                                            ---------       ---------     ---------
 (in thousands)
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  25,282       $  19,558     $  14,991
 Adjustments to reconcile net income to net cash provided by operating activities
     Decrease in accounts receivable . . . . . . . . . . . . . . . . . .        1,283           1,461         3,424
     Increase in other securities held for trading . . . . . . . . . . .      (22,359)         (9,161)      (13,876)
     Increase in accounts payable  . . . . . . . . . . . . . . . . . . .        6,736             237         2,003
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,371          (1,360)        7,405
                                                                            ---------       ---------     ---------
 NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . . . . .       20,313          10,735        13,947
                                                                            ---------       ---------     ---------

 CASH FLOWS FROM INVESTING ACTIVITIES
 Loans receivable originated and purchased . . . . . . . . . . . . . . .     (557,009)       (585,292)     (379,445)
 Principal repayments on loans receivable  . . . . . . . . . . . . . . .      288,932         268,672       164,848
 Proceeds from sale of loans receivable  . . . . . . . . . . . . . . . .          633           5,208         6,271
 Mortgage-backed securities purchased  . . . . . . . . . . . . . . . . .     (190,517)       (216,289)     (169,276)
 Principal repayments on mortgage-backed securities  . . . . . . . . . .      269,816         307,364       162,269
 Proceeds from sale of mortgage-backed securities  . . . . . . . . . . .        --              --           29,543
 Proceeds from maturity of investment securities . . . . . . . . . . . .       15,000          12,000        19,924
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (2,014)         (4,822)      (19,995)
                                                                            ---------       ---------     ---------
 NET CASH USED IN INVESTING ACTIVITIES . . . . . . . . . . . . . . . . .     (175,159)       (213,159)     (185,861)
                                                                            ---------       ---------     ---------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase in deposit liabilities . . . . . . . . . . . . . . . . . .       58,714         417,508       104,070
 Proceeds from securities sold under agreements to repurchase  . . . . .        --             43,000       235,307
 Repurchase of securities sold under agreements to repurchase  . . . . .      (27,000)       (145,200)     (242,876)
 Proceeds from advances from Federal Home Loan Bank  . . . . . . . . . .      194,692          32,900       178,860
 Principal payments on advances from Federal Home Loan Bank  . . . . . .      (99,117)        (97,400)     (126,000)
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (12,770)         14,390       (21,347)
                                                                            ---------       ---------     ---------
 NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . . . . . . . . .      114,519         265,198       128,014
                                                                            ---------       ---------     ---------
 Net increase (decrease) in cash and equivalents . . . . . . . . . . . .      (40,327)         62,774       (43,900)
 Cash and equivalents, beginning of year . . . . . . . . . . . . . . . .      117,937          55,163        99,063
                                                                            ---------       ---------     ---------
 CASH AND EQUIVALENTS, END OF YEAR . . . . . . . . . . . . . . . . . . .    $  77,610       $ 117,937     $  55,163
                                                                            =========       =========     =========


MORTGAGE-BACKED SECURITIES. The weighted average interest rate of mortgage-backed securities at December 31, 1993 and 1992 was 6.65% and 7.60%, respectively.
     Mortgage-backed securities with a carrying value of approximately $469 million and $331 million at December 31, 1993 and 1992, respectively, were pledged as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the Federal Home Loan Bank of Seattle. At December 31, 1993, there were no mortgage-backed securities sold under agreements to repurchase. At December 31, 1992, mortgage-backed securities sold under agreements to repurchase had a carrying value of $33 million.

LOANS RECEIVABLE. Loans receivable consisted of the following:

 December 31                                                                                1993             1992
                                                                                      ----------       ----------
 (in thousands)
 Real estate loans
 Conventional . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,584,218       $1,294,769
 Construction and development . . . . . . . . . . . . . . . . . . . . . . . . . .         26,526           33,123
 Troubled debt restructurings . . . . . . . . . . . . . . . . . . . . . . . . . .          3,397            8,945
                                                                                      ----------       ----------
                                                                                       1,614,141        1,336,837
 Loans secured by savings deposits  . . . . . . . . . . . . . . . . . . . . . . .         15,015           15,013
 Consumer loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        129,961          134,943
 Commercial loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         24,494           21,830
                                                                                      ----------       ----------
                                                                                       1,783,611        1,508,623
 Undisbursed loans in process . . . . . . . . . . . . . . . . . . . . . . . . . .        (16,315)         (20,008)
 Deferred fees and discounts, including net purchase accounting discounts . . . .        (26,884)         (20,570)
 Allowance for loan losses  . . . . . . . . . . . . . . . . . . . . . . . . . . .         (5,314)          (5,157)
                                                                                      ----------       ----------
                                                                                      $1,735,098       $1,462,888
                                                                                      ==========       ==========

        At December 31, 1993 and 1992, the weighted average interest rate for loans receivable was 7.63% and 8.47%, respectively.
        Nonaccrual and renegotiated loans were $8 million and $14 million at December 31, 1993 and 1992, respectively.
        ASB services real estate loans ($178 million, $311 million and $487 million at December 31, 1993, 1992 and 1991, respectively) which are not included in the accompanying consolidated financial statements. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.
        Mortgage loan commitments of approximately $83 million are not reflected on the balance sheet as of December 31, 1993. Of such commitments, $22 million were for variable-rate mortgage loans and $61 million were for fixed-rate mortgage loans.

ALLOWANCE FOR LOAN LOSSES. For the years ended December 31, 1993, 1992 and 1991, net charge-offs amounted to $0.6 million, $0.2 million and $0.2 million, respectively. The ratio of net charge-offs to average loans outstanding was 0.04%, 0.01%, and 0.02% for the years ended December 31, 1993, 1992 and 1991, respectively.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. At December 31, 1993 and 1992, ASB had real estate acquired in settlement of loans of $0.2 million and $1.9 million, respectively.

DEPOSIT LIABILITIES.  Deposit liabilities consisted of the following:

 December 31                                                      1993                                 1992
                                                       --------------------------           -------------------------
                                                       WEIGHTED                             Weighted
                                                        AVERAGE                              Average
                                                           RATE            AMOUNT               Rate           Amount
                                                       --------        ----------           --------        ---------
(dollars in thousands)
 Commercial checking . . . . . . . . . . . . . . . .       -- %        $   17,405               -- %        $  19,060
 Interest-bearing checking . . . . . . . . . . . . .      2.42            255,838              3.25           278,366
 Passbook  . . . . . . . . . . . . . . . . . . . . .      3.48          1,211,330              3.97           969,222
 Money market  . . . . . . . . . . . . . . . . . . .      3.11            106,362              3.65           131,774
 Term certificates . . . . . . . . . . . . . . . . .      4.40            500,648              4.93           634,447
                                                          ----         ----------              ----        ----------
                                                          3.52%        $2,091,583              4.11%       $2,032,869
                                                          ====         ==========              ====        ==========


        At December 31, 1993 and 1992, deposit accounts of $100,000 or more totaled $438 million and $465 million, respectively.
        The approximate scheduled maturities of term certificates outstanding at December 31, 1993 were $321 million in 1994, $77 million in 1995, $40 million in 1996, $5 million in 1997, $15 million in 1998 and $43 million in subsequent years.
        The interest expense on savings deposits by type of deposit was as follows:

 Years ended December 31                                                      1993             1992             1991
 (in thousands)                                                            -------          -------          -------

 Interest-bearing checking . . . . . . . . . . . . . . . . . . . . . . .   $ 6,679          $ 9,982          $ 8,575
 Passbook  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    42,021           34,645           20,266
 Money market  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,758            6,447            9,845
 Term certificates . . . . . . . . . . . . . . . . . . . . . . . . . . .    25,193           43,265           60,356
                                                                           -------          -------          -------
                                                                           $77,651          $94,339          $99,042
                                                                           =======          =======          =======

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. At December 31, 1993, there are no securities sold under agreements to repurchase. At December 31, 1992, securities sold under agreements to repurchase consisted of mortgage-backed securities sold under fixed-coupon agreements. Other than Federal Home Loan Mortgage Corporation (FHLMC) mortgage-backed securities, the securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The FHLMC mortgage-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. At December 31, 1992, the $33 million carrying value of securities underlying the agreements remained in ASB's asset accounts. The obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. At December 31, 1992, approximately $27 million of agreements to repurchase identical securities were outstanding. At December 31, 1992, the weighted average interest rate on securities sold under agreements to repurchase was 3.34% and the weighted average remaining days to maturity were 270 days. Securities sold under agreements to repurchase averaged $20 million, $66 million and $124 million during 1993, 1992 and 1991, respectively, and the maximum amount outstanding at any month-end during 1993, 1992 and 1991 was $27 million, $125 million and $136 million, respectively.

ADVANCES FROM FEDERAL HOME LOAN BANK.  Advances from the Federal Home Loan Bank
(FHLB), secured by mortgage-backed securities and stock in the FHLB, are summarized as follows:

 December 31                                                     1993                                1992
                                                       -------------------------            -------------------------
                                                       WEIGHTED                             Weighted
                                                        AVERAGE                              average
                                                           RATE           AMOUNT                rate           Amount
                                                       --------           ------            --------         --------
 (dollars in thousands)
 Due in
 1993  . . . . . . . . . . . . . . . . . . . . . . .       -- %        $    --                 8.57%         $ 21,917
 1994  . . . . . . . . . . . . . . . . . . . . . . .      6.40            73,000               6.94            62,000
 1995  . . . . . . . . . . . . . . . . . . . . . . .      8.33            16,822               8.33            16,822
 1996  . . . . . . . . . . . . . . . . . . . . . . .      7.23            58,360               7.48            52,860
 1997  . . . . . . . . . . . . . . . . . . . . . . .      5.99            73,800               6.95            40,500
 1998  . . . . . . . . . . . . . . . . . . . . . . .      4.96            36,392                --               --
 Thereafter  . . . . . . . . . . . . . . . . . . . .      4.98            31,300                --               --
                                                         -----          --------             ------          --------
                                                          6.24%         $289,674               7.39%         $194,099
                                                         =====          ========             ======          ========

        As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 5% of the amount of its savings accounts and other obligations due within one year.

        COMMON STOCK EQUITY. OTS regulations require each thrift institution to have regulatory capital at least sufficient to meet three requirements: tangible capital and core (leverage) capital of 1.5% and 3.0%, respectively, of adjusted total assets, and a risk-based capital standard equal to 8.0% of risk-adjusted assets. As of December 31, 1993, ASB was in compliance with all of the minimum capital requirements.
        The Federal Deposit Insurance Corporation Improvement Act of 1991 established a statutory framework for closer monitoring of insured depository institutions in order to ensure "prompt corrective action" by regulators as an institution's capital position declines. The OTS rules for prompt corrective action, effective on December 19, 1992, define the capital measures for five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), and provide for progressively more stringent restrictions and supervision as capital levels decline. To be classified as "well-capitalized," an institution must have a "leverage ratio" of 5%, a "Tier-1 risk-based ratio" of 6% and a "total risk-based ratio" of 10%. As of December 31, 1993, ASB believes that based on OTS capital standards it would have been classified as "well-capitalized."

MANAGEMENT SERVICES FEES. In the second quarter of 1992, HEI changed its method of billing corporate-level expenses to ASB such that only certain direct charges, rather than fully-allocated costs, were billed to ASB. However, no change was made by HEI in the manner in which corporate-level expenses are allocated for segment reporting purposes. Thus, operating income for the savings bank segment differs from the operating income reported in the separate financial statements of ASB for the year ended December 31, 1992 because of corporate-level expenses which were allocated to the segment, but were not billed. Also, because of the change in intercompany billing practice, net income of ASB shown for the year ended December 31, 1992 is $1.0 million greater than it would have been had the billing practice used in prior years been consistently followed. In 1993 and 1991, corporate-level expenses allocated to the savings bank segment did not differ from the amount billed to ASB, and operating income for the savings bank segment did not differ from the operating income reported in the separate financial statements of ASB. For segment reporting purposes, HEI expenses allocated to the savings bank segment for general management, administrative and support services totaled $0.8 million, $2.0 million and $1.7 million for 1993, 1992 and 1991, respectively.


6 o REAL ESTATE SUBSIDIARY

At December 31, 1993 and 1992, MPC and its subsidiaries' total real estate project inventory, equity investment in real estate joint ventures and loans to unconsolidated joint ventures or joint venture partners amounted to $49 million and $41 million, respectively.

    On August 17, 1992, Malama Mohala Corp. (MMO), a wholly owned subsidiary of MPC, acquired MDT-BF Limited Partnership's (MDT) 50% interest in Ainalani Associates (Ainalani), a joint venture between MMO and MDT. Upon closing of the purchase, Ainalani was dissolved. The amount of consideration for the transfer, which was not material to the Company's financial condition, was determined by an arbitration process which ended on March 31, 1993 and was based primarily on the net present value of MDT's partnership interest in Ainalani as of June 30, 1992. MMO plans to complete the development and sale of Ainalani's three projects on the islands of Maui and Hawaii and has assumed Ainalani's 50% partnership interest in Palailai Associates, a partnership with Palailai Holdings, Inc.
    In 1990, Malama Development Corp. (MDC) acquired a 50% general partnership interest in Baldwin*Malama, a partnership with Baldwin Pacific Properties, Inc.
(BPPI). In May 1993, Baldwin*Malama was reorganized as a limited partnership in which MDC became the sole general partner and BPPI the sole limited partner. Beginning in May 1993, in conjunction with the dissolution of the general partnership and formation of the limited partnership, MDC consolidated the accounts of Baldwin*Malama. Previously, MDC accounted for its investment in Baldwin*Malama under the equity method.

RELATED PARTY TRANSACTIONS. Two of MPC subsidiaries' joint ventures involve partnerships in which a director of HEI has significant interests. Another director of HEI had a significant interest in MDT, MMO's former partner in Ainalani. Palailai Associates, one of MMO's joint ventures, involves a corporate partner, Palailai Holdings, Inc., in which the family of an HEI officer has a significant interest. Investments in joint ventures with related parties aggregated $15 million and $21 million as of December 31, 1993 and 1992, respectively.

COMMITMENTS AND CONTINGENCIES. At December 31, 1993, MPC or its subsidiaries were directly liable for $11.5 million of outstanding construction loans and had additional construction loan facilities of $5.8 million. In addition, at December 31, 1993, MPC or its subsidiaries had issued (i) guaranties under which they were jointly and severally contingently liable with their joint venture partners for $2.1 million of outstanding construction loans and (ii) payment guaranties under which MPC or its subsidiaries were severally contingently liable for $4.6 million of outstanding construction loans and $4.7 million of additional undrawn construction loan facilities. In total, at December 31, 1993, MPC or its subsidiaries were liable or contingently liable for $18.2 million of outstanding construction loans and $10.5 million in undrawn construction loan facilities. At December 31, 1993, HEI had agreed with the lenders of construction loans and loan facilities, of which approximately $10.5 million was undrawn and $16.1 million was outstanding, that it will maintain ownership of 100% of the stock of MPC and that it intends, subject to good and prudent business practices, to keep MPC financially sound and responsible to meet its obligations. MPC or its subsidiaries may enter into additional commitments in connection with the financing of future phases of development of MPC's projects and HEI may enter into similar agreements regarding the ownership and financial condition of MPC.

 7 o INVESTMENTS

 Marketable securities consisted of the following:


 December 31                                                        1993                               1992
                                                         -------------------------           -------------------------
                                                                         ESTIMATED                           Estimated
                                                         CARRYING           MARKET           Carrying           market
                                                            VALUE            VALUE              value            value
                                                         --------         --------           --------         --------
 (in thousands)
 Savings bank
   Mortgage-backed and other debt securities . . . . .   $675,552         $687,166           $748,221         $765,732
   Stock in Federal Home Loan Bank of Seattle  . . . .     23,203           23,203             20,194           20,194
                                                         --------         --------           --------         --------
                                                         $698,755         $710,369           $768,415         $785,926
                                                         ========         ========           ========         ========

    ASB has private-issue mortgage-backed securities and mortgage-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association (FNMA). The amortized cost and estimated market values of ASB's mortgage-backed and other debt securities were as follows:

 December 31                                     1993                                                 1992
                          -----------------------------------------------     -----------------------------------------------
                                         GROSS        GROSS    ESTIMATED                      Gross        Gross    Estimated
                          CARRYING  UNREALIZED   UNREALIZED       MARKET      Carrying   unrealized   unrealized       market
                             VALUE       GAINS       LOSSES        VALUE         value        gains       losses        value
                          --------  ----------   ----------    ---------      --------   ----------   ----------    ---------
 (in thousands)
 Mortgage-backed
   securities held for
   investment
   Private-issue   . .    $465,373     $4,339       $(1,440)     $468,272      $491,566      $4,090     $(1,472)     $494,184
     FHLMC   . . . . .     117,803      8,024            --       125,827       182,670      12,378          --       195,048
     GNMA  . . . . . .      42,539        906          (629)       42,816        22,488       1,030        (106)       23,412
     FNMA  . . . . . .       4,441        414            --         4,855        13,167       1,100          --        14,267
 U.S. Government and
   federal agencies
   securities held for
   investment  . . . .          --         --            --            --        15,293         491          --        15,784
 Other securities held
   for trading   . . .      45,396         --            --        45,396        23,037          --          --        23,037
                          --------    -------       -------      --------      --------     -------     -------      --------
                          $675,552    $13,683       $(2,069)     $687,166      $748,221     $19,089     $(1,578)     $765,732
                          ========    =======       =======      ========      ========     =======     =======      ========

   Contractual maturities are not presented for ASB's mortgage-backed securities held for investment because these securities are not due at a single maturity date.
   ASB did not sell mortgage-backed securities held for investment in 1993 and 1992. Proceeds from the sale of a mortgage-backed security held for investment were approximately $30 million for 1991. The proceeds from the 1991 sale approximated the carrying value of the mortgage-backed security. ASB did not sell other debt securities held for investment during 1993, 1992 and 1991.
    Other investments, which have no ready market, consisted of the following:

 December 31                                                                                    1993            1992
 (in thousands)                                                                              -------         -------
 Leveraged leases (see Note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $53,115         $51,202
 Real estate joint venture interests . . . . . . . . . . . . . . . . . . . . . . . . . . .    17,494          24,796
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,497           5,976
                                                                                             -------         -------
                                                                                             $77,106         $81,974
                                                                                             =======         =======

   Realized gains and losses from the sale and writedown of other investments were not material in 1993, 1992 and 1991.

8 o INVESTMENT IN LEVERAGED LEASES

HEIIC owns commercial real estate which is subject to several leveraged lease agreements entered into in 1987. The initial lease terms expire in 2009 and 2010, after which the lessees have options to renew the leases at fixed rentals for additional periods of up to 28 years. The real estate reverts back to HEIIC at the end of the last renewal term if not purchased by the lessees.
    HEIIC also has a 25% interest in a leveraged lease agreement entered into in 1985 under which 60% of an 818-MW coal-fired generating unit was leased until 2013. The lessee has options to renew the lease at fixed rentals for at least 8.5 additional years, and thereafter at fair market rentals.
    In 1993, HEIIC refinanced approximately $13 million of nonrecourse debt supporting one of the leveraged leases, reducing the interest rate from 16.75% to 8.68%. As a result of the refinancing, 1993 net income increased by $1.1 million and an additional $7.5 million of net income from the leveraged lease will be recognized over the remaining life of the lease.
    The Omnibus Budget Act of 1993, which raised the maximum corporate income tax rate by 1% effective January 1, 1993, caused a reduction in 1993 net income from leveraged leases of $0.5 million.
    HEIIC's net investment in leveraged leases was as follows:

 December 31                                                                                   1993             1992
 (in thousands)                                                                          ----------      -----------
 Rentals receivable, net of principal and interest on nonrecourse debt . . . . . . . .   $   62,225       $   49,055
 Estimated residual value of leased assets . . . . . . . . . . . . . . . . . . . . . . .     35,268           35,268
 Less unearned income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (44,378)         (33,121)
                                                                                         ----------        ----------
 Investment in leveraged leases  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     53,115           51,202
 Less deferred taxes arising from leveraged leases . . . . . . . . . . . . . . . . . . .    (45,418)         (44,928)
                                                                                         ----------        ----------
                                                                                         $    7,697        $   6,274
                                                                                         ==========        ==========

9 o PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

 December 31                                                                                   1993             1992
                                                                                         ----------       ----------
 (in thousands)
 Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   33,103       $   35,646
 Plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,058,201        1,858,150
 Construction in progress  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      129,875          109,116
                                                                                         ----------       ----------
                                                                                          2,221,179        2,002,912
 Less--accumulated depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . .     (678,190)        (615,084)
                                                                                         ----------       ----------
                                                                                         $1,542,989       $1,387,828
                                                                                         ==========       ==========


10 o REGULATORY ASSETS

Regulatory assets at December 31, 1993 and 1992 include the following deferred costs:

 December 31                                                                                   1993             1992
 (in thousands)                                                                          ----------       ----------
 Postretirement benefits other than pensions . . . . . . . . . . . . . . . . . . . . .   $   19,210       $       --
 Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       16,297               --
 Preliminary plant costs on suspended project  . . . . . . . . . . . . . . . . . . . .        6,577               --
 Vacation earned, but not yet taken  . . . . . . . . . . . . . . . . . . . . . . . . .        5,494               --
 Unamortized debt expense on retired issuances . . . . . . . . . . . . . . . . . . . .        5,435            4,983
 Integrated resource planning costs  . . . . . . . . . . . . . . . . . . . . . . . . .        4,661            1,730
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,403              955
                                                                                         ----------       ----------
                                                                                         $   62,077       $    7,668
                                                                                         ==========       ==========

In 1994, HECO intends to apply to the PUC for recovery of the preliminary plant costs on a suspended project.

11 o SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 1993 and 1992 consisted of commercial paper and bank loans.

        HEI maintained bank lines of credit which totaled $50 million and $30 million at December 31, 1993 and 1992, respectively. HECO maintained bank lines of credit which totaled $108 million and $135 million at December 31, 1993 and 1992, respectively. As of January 1, 1994, HECO maintained bank lines of credits which totaled $85 million. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 1993 and 1992.


12 o LONG-TERM DEBT

Long-term debt consisted of the following:


 December 31                                                                                       1993             1992
 (dollars in thousands)                                                                        --------         --------
 First mortgage bonds
    4.45-5.75%, due in various years through 1997  . . . . . . . . . . . . . . . . . . . . . . $ 24,000         $ 40,000
    6.875-7.875%, due in various years through 2003  . . . . . . . . . . . . . . . . . . . . .   22,000           22,850
    8.20-9.875%, due in various years through 2016   . . . . . . . . . . . . . . . . . . . . .   43,000           73,000
    10.75%, due 2005   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,000            5,000
                                                                                               --------         --------
                                                                                                 94,000          140,850
 Obligations to the State of Hawaii for the repayment of special purpose                       --------         --------
 revenue bonds issued on behalf of electric utility subsidiaries
    6.875% refunding series 1987, due 2012   . . . . . . . . . . . . . . . . . . . . . . . . .   57,500           57,500
    7.2% series 1984, due 2014   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11,400           11,400
    7.625% series 1988, due 2018   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   50,000           50,000
    7.35-7.6% series 1990, due 2020  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  100,000          100,000
    6.55% series 1992, due 2022  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   60,000           60,000
    5.45% series 1993, due 2023  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  100,000               --
                                                                                               --------         --------
                                                                                                378,900          278,900
    Less funds on deposit with trustees  . . . . . . . . . . . . . . . . . . . . . . . . .      (56,205)         (44,993)
    Less unamortized discount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (1,986)              --
                                                                                               --------         --------
                                                                                                320,709          233,907
                                                                                               --------         --------
 Promissory notes
    4.85-5.83%, due in various years through 1998  . . . . . . . . . . . . . . . . . . . . . .   70,000            1,500
    6.262-7.59%, due in various years through 2003   . . . . . . . . . . . . . . . . . . . . .  113,000           83,640
    8.20-9.9%, due in various years through 2011   . . . . . . . . . . . . . . . . . . . . . .  100,100          122,500
    Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       27               78
                                                                                               --------         --------
                                                                                                283,127          207,718
                                                                                               --------         --------
                                                                                               $697,836         $582,475
                                                                                               ========         ========

    The first mortgage bonds are secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective electric utility subsidiaries.
    In December 1993, HECO and its subsidiaries issued $70 million of medium-term notes bearing interest at rates ranging from 4.85% to 5.83% and with maturities varying between December 1995 through December 1998.
    In June 1993, HEI issued $37 million of medium-term notes bearing interest at rates ranging from 6.39% to 7.09% and with maturities varying between June 1999 through June 2003.
    In October 1992, HEI issued $50 million of senior unsecured debt comprised of a $30 million 6.262% note and a $20 million 6.42% note, both due in October 1997.
    In 1993 and 1992, $100 million and $60 million, respectively, of fixed rate, tax-exempt special purpose revenue bonds were issued by the Department of Budget and Finance of the State of Hawaii on behalf of the electric utility subsidiaries. The funds on deposit with trustees represent the undrawn proceeds from the issuance of the special purpose revenue bonds and earn interest at market rates. These funds are only available to the electric utility subsidiaries for certain authorized construction projects and certain expenses related to the bonds.
    At December 31, 1993, the aggregate payments of principal required on long-term debt during the next five years and thereafter are $76 million in 1994, $23 million in 1995, $68 million in 1996, $65 million in 1997, $52 million in 1998 and $414 million thereafter.


13 o COMMON STOCK

Changes to common stock were as follows:

                                                        1993                       1992                       1991
                                               ---------------------      ----------------------      ---------------------
                                                              COMMON                      Common                     Common
                                               SHARES          STOCK      Shares           stock      Shares          stock
                                               ------       --------      ------        --------      ------       --------
 (in thousands)
 Balance, beginning of year  . . . . . . .     24,762       $409,257      23,867        $376,783      21,918       $310,257
 Issuance of common stock
    Public offering  . . . . . . . . . . .      2,000         74,500        --            --           1,200         41,250
    Dividend reinvestment and
        stock purchase plan  . . . . . . .        758         28,013         703          27,102         652         22,476
    HEI retirement savings and
        other plans  . . . . . . . . . . .        155          5,637         192           6,822          97          3,145
    Expenses and other . . . . . . . . . .       --           (2,697)       --            (1,450)       --             (345)
                                               ------       --------      ------        --------      ------       --------
 Balance, end of year  . . . . . . . . . .     27,675       $514,710      24,762        $409,257      23,867       $376,783
                                               ======       ========      ======        ========      ======       ========


    At December 31, 1993, the Company had reserved a total of 2,359,000 shares of common stock for issuance under the Hawaiian Electric Industries Retirement Savings Plan, the Dividend Reinvestment and Stock Purchase Plan, and the 1987 Stock Option and Incentive Plan.


14 o INTEREST EXPENSE

Interest expense, including amounts capitalized as allowance for borrowed funds used during construction and excluding interest on nonrecourse debt on leveraged leases, consisted of the following:

 Years ended December 31                                                        1993             1992             1991
                                                                            --------         --------         --------
 (in thousands)
 Interest expense
 Savings bank  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 92,701         $114,606         $124,532
 Electric utility  . . . . . . . . . . . . . . . . . . . . . . . . . . .      35,287           33,011           33,248
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      17,905           14,130           10,273
                                                                            --------         --------         --------
                                                                            $145,893         $161,747         $168,053
                                                                            ========         ========         ========


15 o INCOME TAXES

In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes." The new standard requires companies to use the asset and liability method of accounting for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.
    Effective January 1, 1993, the Company adopted SFAS No. 109. The resulting change in the method of accounting for income taxes had no material effect on net income for the year ended December 31, 1993 primarily due to the regulated nature of the electric utility subsidiaries and YB. For these PUC regulated subsidiaries, the net increase in deferred income taxes arising from the adoption of SFAS No. 109 is recoverable through future rates and has been recorded as a regulatory asset. Under SFAS No. 109, additional income tax expense of $1.8 million resulted from the 1% increase in the maximum corporate income tax rate enacted by the Omnibus Budget Reconciliation Act of 1993.
        Total income tax expense (benefit) was allocated as follows:

 Years ended December 31                                  1993              1992            1991
 (in thousands)                                        -------          --------         -------
 Continuing operations . . . . . . . . . . . . . .     $47,086          $ 29,529         $32,333
 Discontinued operations . . . . . . . . . . . . .      (7,982)          (50,623)         (2,414)
                                                       -------          --------         -------
                                                       $39,104          $(21,094)        $29,919
                                                       =======          ========         =======

        The components of income taxes attributable to income from continuing operations were as follows:

Years ended December 31                                   1993             1992             1991
(in thousands)                                         -------          -------          -------
Federal
  Current  . . . . . . . . . . . . . . . . . . . .     $40,537          $32,425          $21,950
  Deferred   . . . . . . . . . . . . . . . . . . .        (152)          (7,085)           5,942
  Deferred tax credits, net  . . . . . . . . . . . .        50           (1,777)          (1,771)
                                                       -------          -------          -------
                                                        40,435           23,563           26,121
                                                       -------          -------          -------
State
  Current  . . . . . . . . . . . . . . . . . . . .       3,385            1,634            2,927
  Deferred   . . . . . . . . . . . . . . . . . . .        (475)            (332)           1,467
  Deferred tax credits, net  . . . . . . . . . . .       3,741            4,664            1,818
                                                       -------          -------          -------
                                                         6,651            5,966            6,212
                                                       -------          -------          -------
                                                       $47,086          $29,529          $32,333
                                                       =======          =======          =======

        Under Accounting Principles Board Opinion No. 11, the sources of timing differences in the recognition of revenues and expenses for tax and financial reporting purposes related to the 1992 and 1991 provisions for deferred income taxes were as follows:

 Years ended December 31                                                                     1992             1991
 (in thousands)                                                                           -------          -------
 Excess of tax depreciation over book straight-line depreciation rates . . . . . . .      $ 2,977          $ 3,218
 Excess tax deductions from leveraged leases . . . . . . . . . . . . . . . . . . . .        2,099            2,676
 Excess of tax pension deduction over book expense . . . . . . . . . . . . . . . . .          (47)           2,984
 Interest capitalized for tax purposes . . . . . . . . . . . . . . . . . . . . . . .       (3,347)          (1,967)
 Gain on sale of land deferred for book purposes . . . . . . . . . . . . . . . . . .       (4,737)              --
 Contributions in aid of construction and customer advances, net . . . . . . . . . .       (6,095)          (2,773)
 Other                                                                                      1,733            3,271
                                                                                          -------          -------
                                                                                          $(7,417)         $ 7,409
                                                                                          =======          =======

A reconciliation of the amount of income taxes attributable to income from continuing operations computed at the federal statutory rate to the amount provided in the Company's Consolidated Statements of Income is as follows:

 Years ended December 31                                               1993        1992        1991
 (in thousands)                                                     -------     -------     -------
 Federal statutory income tax rate . . . . . . . . . . . . . . . .       35%         34%         34%

 Amount at the federal statutory income tax rate . . . . . . . . .  $38,070     $31,023     $29,904
 State income taxes, net of effect on federal income taxes . . . .    4,323       3,938       4,100
 Preferred stock dividends of electric utility subsidiaries  . . .    2,281       2,281       2,342
 Difference between book and tax straight-line depreciation
    for which no deferred taxes were provided  . . . . . . . . . .       --       3,015       2,676
 Amortization of contributions in aid of construction  . . . . . .       --      (1,658)     (1,476)
 Amortization of utility deferred income taxes in
    excess of current rates  . . . . . . . . . . . . . . . . . . .       --      (1,675)     (1,537)
 Amortization of deferred tax credits  . . . . . . . . . . . . . .       --      (1,776)     (1,787)
 Allowance for funds used during construction  . . . . . . . . . .       --      (2,375)     (1,403)
 Utilization of capital loss carryforwards . . . . . . . . . . . .       --      (3,317)       (481)
 Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,412          73          (5)
                                                                    -------     -------     -------
                                                                    $47,086     $29,529     $32,333
                                                                    =======     =======     =======

        For financial reporting purposes, the Company has not recognized any benefit for operating losses of HIG, its discontinued insurance subsidiary, in excess of the Company's tax basis in HIG.
        Deferred tax assets and deferred tax liabilities were comprised of the following:


                                                               DECEMBER 31, 1993
 (in thousands)                                                -----------------
 Deferred tax assets
    Property, plant and equipment  . . . . . . . . . . . . . . . . $  6,133
    Contributions in aid of construction and customer advances . .   44,932
    Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25,435
                                                                   --------
                                                                     76,500
 Deferred tax liabilities                                          --------
    Property, plant and equipment  . . . . . . . . . . . . . . . .  162,671
    Leveraged leases . . . . . . . . . . . . . . . . . . . . . . .   45,418
    Regulatory asset . . . . . . . . . . . . . . . . . . . . . . .    6,237
    Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29,324
                                                                   --------
                                                                    243,650
    Discontinued operations  . . . . . . . . . . . . . . . . . . .    1,179
                                                                   --------
                                                                    244,829
                                                                   --------
 Net deferred tax liability  . . . . . . . . . . . . . . . . . . . $168,329
                                                                   ========


        There was no valuation allowance provided for deferred tax assets as of December 31, 1993.


16 o CASH FLOWS

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION. Cash paid for interest (net of capitalized amounts which were not material) and income taxes were as follows:

 Years ended December 31                                               1993        1992        1991
 (in thousands)                                                    --------    --------    --------
 Interest (including interest paid by savings bank, but
   excluding interest paid on nonrecourse debt on
   leveraged leases)   . . . . . . . . . . . . . . . . . . . . .   $142,138    $158,553    $169,092
                                                                   ========    ========    ========
 Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .   $  5,641    $ 29,162    $ 28,810
                                                                   ========    ========    ========

In 1993, 1992 and 1991, cash paid for interest on nonrecourse debt on leveraged leases amounted to $10 million, $11 million and $11 million, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES. Common stock dividends reinvested by shareholders in HEI common stock in noncash transactions amounted to $17 million, $15 million and $14 million in 1993, 1992 and 1991, respectively.
        Effective in 1993, HECO recognized the estimated fair value of noncash contributions in aid of construction received in 1993 and prior years, which increased both plant and contributions in aid of construction by $26 million.
        The allowance for equity funds used during construction, which was capitalized as part of the cost of electric utility plant, amounted to $7 million, $7 million and $4 million in 1993, 1992 and 1991, respectively.
        As described in Note 6, on August 17, 1992, MMO, a wholly owned subsidiary of MPC, acquired MDT's 50% interest in Ainalani, a joint venture between MMO and MDT. Upon closing of the purchase, Ainalani was dissolved. As of December 31, 1992, MMO had made no payment to MDT for MDT's 50% interest in Ainalani. In 1993, the payment to MDT, which was not material to the Company's financial condition, was primarily reflected as an increase in other investments in the Consolidated Statements of Cash Flows for the year ended December 31, 1993. Prior to the acquisition of MDT's interest in Ainalani, MMO accounted for its investment in Ainalani under the equity method. Subsequent to the acquisition, MMO consolidated all of Ainalani's assets and liabilities, which constituted less than 1% of the total consolidated assets and liabilities, respectively, of HEI and its subsidiaries.


17 o STOCK OPTION AND INCENTIVE PLAN

Under the 1987 Stock Option and Incentive Plan, as amended, an aggregate of 1,250,000 shares of common stock may be issued to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents.
        Only nonqualified stock options have been granted to date. For these options, the purchase price of common stock was based on the market value of the common stock on or near the date of grant. Options may be exercised as determined by the Compensation Committee of the Board of Directors, but in no event after 10 years and one day from the date of grant in the case of nonqualified stock options.
        Nonqualified stock option transactions were as follows:

                                                                               1993             1992             1991
                                                                            -------          -------          -------
 Options outstanding, beginning of year  . . . . . . . . . . . . . . . .    359,000          227,500          152,500
 Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    123,000          209,000           98,500
 Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (18,542)         (75,625)         (20,500)
 Canceled  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         --           (1,875)          (3,000)
                                                                            -------          -------          -------
 Options outstanding, end of year  . . . . . . . . . . . . . . . . . . .    463,458          359,000          227,500
                                                                            =======          =======          =======
 Options exercisable, December 31  . . . . . . . . . . . . . . . . . . .    235,458          189,625           92,750
                                                                            =======          =======          =======
 Price range for options
   Exercised
     High  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $36              $36              $33
     Low   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         30               27               27

   Outstanding, December 31
     High  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         41               41               36
     Low   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         30               30               27
                                                                            =======          =======          =======


18 o RETIREMENT BENEFITS

PENSIONS. The Company has several defined benefit pension plans which cover substantially all employees. Benefits are based on the employees' years of service and base compensation.

        The funded status of the pension plans and the amounts recognized in the consolidated financial statements were as follows:

 December 31                                                                                     1993             1992
 (in thousands)                                                                              --------         --------
 Accumulated benefit obligation
   Vested  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $293,627         $241,834
   Nonvested . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       43,543           30,774
                                                                                             --------         --------
                                                                                             $337,170         $272,608
                                                                                             ========         ========
 Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $432,435         $336,617
 Plan assets at fair value, primarily equity securities and fixed income investments . .      410,369          351,589
                                                                                             --------         --------
 Projected benefit obligation in excess of (less than) plan assets   . . . . . . . . . .       22,066          (14,972)
 Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (2,401)          (2,666)
 Unrecognized net gain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,958           44,542
 Unrecognized net transition obligation  . . . . . . . . . . . . . . . . . . . . . . . .      (22,259)         (24,657)
 Adjustment required to recognize minimum liability  . . . . . . . . . . . . . . . . . .        1,985            1,162
                                                                                             --------         --------
 Accrued pension liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  4,349         $  3,409
                                                                                             ========         ========

        The accumulated benefit obligation is the actuarial present value of benefits attributed to past services rendered by employees based on recent pay levels. The projected benefit obligation is the accumulated benefit obligation adjusted for the effect of assumed future pay increases. Plans with an accumulated benefit obligation exceeding assets were not material.
        Net periodic pension cost included the following components:


 Years ended December 31                                                       1993             1992              1991
 (in thousands)                                                             -------          -------           -------
 Service cost--benefits earned during the period . . . . . . . . . . . .    $11,423          $10,358           $ 9,518
 Interest cost on projected benefit obligation . . . . . . . . . . . . .     27,350           27,401            24,741
 Actual return on plan assets  . . . . . . . . . . . . . . . . . . . . .    (56,710)         (14,050)          (73,139)
 Amortization and deferral, net  . . . . . . . . . . . . . . . . . . . .     35,607           (5,721)           55,043
                                                                            -------          -------          --------
                                                                            $17,670          $17,988           $16,163
                                                                            =======          =======          ========

        Of these net periodic pension costs, $12 million, $12 million and $11 million were expensed in 1993, 1992 and 1991, respectively, and the remaining amounts were charged primarily to electric utility plant and plant-related accounts.
        For all pension plans, as of December 31, 1993 and 1992, the discount rate assumed in determining the actuarial present value of the projected benefit obligation was 7.0% and 8.5%, respectively. For 1993, 1992 and 1991, the expected long-term rate of return on assets was 8.0% and the assumed rate of increase in future compensation levels was 5%.
        The unrecognized net transition obligation is the projected benefit obligation in excess of plan assets at January 1, 1987, less amounts amortized. For most of the plans, the unrecognized net transition obligation is being amortized over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees of HEI, HECO and its subsidiaries, and YB upon their retirement. Medical, dental and vision benefits are provided to eligible employees of HEI and HECO and its subsidiaries upon their retirement, with contributions by retirees toward costs based on their years of service and retirement date. Medical and vision benefits are provided to eligible bargaining unit employees of YB upon their retirement at no cost. Employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. Currently, no funding has been provided for these benefits. Through December 31, 1992, the cost of postretirement benefits other than pensions had not been recognized until paid (i.e., the pay-as-you-go method). Accordingly, no provision had been made for future benefits to existing or retired employees. Payments for postretirement benefits other than pensions amounted to $3 million in 1992 and 1991.
    Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual, during the years that an employee renders the necessary service, of the expected cost of providing postretirement benefits other than pensions to that employee and the employee's beneficiaries and covered dependents. The transition obligation is being recognized on a delayed basis over 20 years.

    In February 1992, the PUC opened a generic docket to determine whether SFAS No. 106 should be adopted for rate-making purposes. On July 15, 1993, the PUC issued an interim decision and order in the generic docket, amending an earlier interim decision and order to state that it is probable that its final decision will allow, for rate-making purposes, the full costs of postretirement benefits other than pensions calculated on the basis of SFAS No. 106. Upon request of HECO and its subsidiaries, on January 11, 1994, the PUC issued another interim decision and order which stated that it has "determined that it will allow each utility to calculate, for ratemaking purposes, the full costs of postretirement benefits other than pensions on an accrual basis, rather than the current pay-as-you-go basis." The PUC further stated that it has not yet decided whether to adopt SFAS No. 106 in its entirety or with modifications, but it reaffirmed that "(1) it is probable that the final decision and order in these dockets will allow, for ratemaking purposes, the full costs of postretirement benefits other than pensions calculated on the basis of SFAS [No.] 106; and (2) it is probable that the difference between the costs of postretirement benefits other than pensions determined under SFAS [No.] 106 and the current pay-as-you-go method from January 1, 1993, through the effective date of the postretirement benefits step increases . . . will be recovered ratably through future rates over a period not extending beyond 2013."
    Based upon these interim decisions and orders, HECO and its subsidiaries and YB recognized regulatory assets and deferred for financial reporting purposes the difference between the costs of postretirement benefits other than pensions determined under SFAS No. 106 and such costs under the pay-as-you-go method. The regulatory assets totaled approximately $19.2 million as of December 31, 1993.
    If the PUC in its final decision and order does not fully adopt SFAS No. 106 for rate-making purposes and if under current accounting guidelines it is concluded that recognition of a regulatory asset with respect to the difference between the accrual and the pay-as-you-go methods would be inappropriate, then the net earnings of the Company would be adversely affected by SFAS No. 106 in 1994 and future years. Management cannot predict with certainty when the final decision in this docket will be rendered.
    The accrued liability for postretirement benefits other than pensions was as follows:

                                                                                  DECEMBER 31, 1993
 (in thousands)                                                                   -----------------
 Accumulated postretirement benefit obligation

   Retirees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  61,498
   Fully eligible active plan participants . . . . . . . . . . . . . . . . .           33,086
   Other active plan participants  . . . . . . . . . . . . . . . . . . . . .           53,760
                                                                                    ---------
                                                                                      148,344

 Unrecognized net loss . . . . . . . . . . . . . . . . . . . . . . . . . . .             (880)
 Unrecognized net transition obligation  . . . . . . . . . . . . . . . . . .         (127,940)
                                                                                    ---------
 Accrued liability recognized in the balance sheet . . . . . . . . . . . . .        $  19,524
                                                                                    =========

    As of December 31, 1993, the assumed discount rate and rate of increase in future compensation levels used to measure the accumulated postretirement benefit obligation were 7.0% and 5.0%, respectively.
    Net periodic postretirement benefit cost included the following components:

 Year ended December 31                                                                  1993
 (in thousands)                                                                      --------
 Service cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 5,712
 Interest cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           11,216
 Net amortization and deferral . . . . . . . . . . . . . . . . . . . . . . .            6,733
                                                                                      -------
                                                                                      $23,661
                                                                                      =======

    Of the net periodic postretirement benefit cost, $3 million was expensed in 1993, and the remaining amount was charged primarily to regulatory assets, electric utility plant and plant-related accounts.
    As of December 31, 1993, the assumed health care trend rates for 1994 and future years were as follows: medical, 7.0%; dental, 5.5%; and vision, 4.5%.
    A 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $25 million and the service and interest costs for 1993 by approximately $3 million.

19 o REGULATORY RESTRICTIONS ON NET ASSETS

At December 31, 1993, net assets (assets less liabilities) of approximately $498 million were not available for transfer to HEI from its subsidiaries in the form of dividends, loans or advances without regulatory approval. However, HEI expects that the regulatory restrictions will not materially affect the operations of the Company nor its ability to pay dividends on its common stock.


20 o SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's business activity is with customers located in the State of Hawaii. Most of the financial instruments reflected on the consolidated balance sheets are based in the State of Hawaii, except for the mortgage-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii.
        At December 31, 1993, ASB's private-issue mortgage-backed securities represented whole or participating interests in pools of first mortgage loans collateralized by real estate in the continental United States, and approximately 81% of the portfolio was collateralized by real estate in California. ASB's management has concluded, based on internal reviews of its private-issue mortgage-backed securities, that any impairment in the value of its mortgage-backed securities portfolio resulting from the consequences of the earthquake that occurred on January 17, 1994 near Los Angeles, California is not likely to have a material effect on the Company's financial condition or results of operations. At December 31, 1993, substantially all private-issue mortgage-backed securities were rated investment grade by various securities rating agencies.


21 o DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for certain financial instruments.
        The following methods and assumptions were used to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS. The carrying amount approximates fair value because of the short maturity of these instruments.

LOANS RECEIVABLE. For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities.

MARKETABLE SECURITIES. Fair value is based on quoted market prices or dealer quotes.

DEPOSIT LIABILITIES. Under SFAS No. 107, the fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS. The carrying amount approximates fair value because of the short maturity of these investments.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. Dealer quotes currently available to ASB for securities sold under agreements to repurchase with similar terms and remaining maturities are used to estimate fair value.

ADVANCES FROM FEDERAL HOME LOAN BANK AND LONG-TERM DEBT. Fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to ASB for debt of the same or similar remaining maturities.

PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES SUBJECT TO MANDATORY REDEMPTION. There are no quoted market prices for the electric utility subsidiaries' preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

The estimated fair values of certain of the Company's financial instruments were as follows:

 December 31                                                        1993                                1992
                                                          ---------------------------         ---------------------------
                                                            CARRYING        ESTIMATED           Carrying        Estimated
                                                              AMOUNT       FAIR VALUE             amount       fair value
 (in thousands)                                           ----------       ----------         ----------       ----------
 FINANCIAL ASSETS
   Cash and equivalents . . . . . . . . . . . . . . .     $  116,260       $  116,260         $  156,754       $  156,754
   Loans receivable, net  . . . . . . . . . . . . . .      1,735,098        1,801,044          1,462,888        1,504,930
   Marketable securities  . . . . . . . . . . . . . .        698,755          710,369            768,415          785,926
   Other investments for which it is not
     practicable to estimate fair value (1) . . . . .          6,497              N/A              5,976              N/A

 FINANCIAL LIABILITIES
   Deposit liabilities  . . . . . . . . . . . . . . .      2,091,583        2,095,850          2,032,869        2,038,552
   Short-term borrowings  . . . . . . . . . . . . . .         40,416           40,416            160,211          160,211
   Securities sold under agreements to repurchase . .             --               --             27,223           27,272
   Advances from Federal Home Loan Bank . . . . . . .        289,674          301,537            194,099          205,154
   Long-term debt, net. . . . . . . . . . . . . . . .        697,836          722,347            582,475          589,142
 PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES
   SUBJECT TO MANDATORY REDEMPTION  . . . . . . . . .         46,730           49,583             48,920           51,437

 OFF-BALANCE SHEET
 Commitments to extend credit (2) . . . . . . . . . .
 Financial guarantees written (3) . . . . . . . . . .

(1) At December 31, 1993 and 1992, the other investments for which it is not practicable to estimate fair value consists primarily of an investment representing approximately 10% of the issued common stock of an untraded company; that investment had a carrying value of $5.5 million and $5.0 million as of December 31, 1993 and 1992, respectively. At December 31, 1992, the total assets reported by this company were $54 million and the common stockholders' equity was $53 million. For 1992, revenues were $1.2 million and net loss was $1.3 million.

(2) At December 31, 1993 and 1992, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the consolidated financial statements of the Company.

(3) At December 31, 1993 and 1992, MPC or its subsidiaries had issued guaranties of construction loans as described in Note 6. These guaranties relate to borrowings from third parties which bear interest at rates ranging from prime plus 1.0% to prime plus 1.5%. It is not practicable to estimate the fair value of these guaranties.

N/A  Not available.

LIMITATIONS. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
        Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include inventories, real estate developments, leveraged leases, property, plant and equipment, regulatory assets, goodwill, deferred income taxes, unamortized tax credits and contributions in aid of construction. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

22 o QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly information was as follows:

                                                                    Quarter ended
                                                 --------------------------------------------------          YEAR ENDED
 1993                                            March 31       June 30      Sept. 30       Dec. 31             DEC. 31
 ----                                            --------      --------      --------       --------         ----------
 (in thousands, except per share amounts)

 Revenues  . . . . . . . . . . . . . . . . .     $279,348      $281,645      $299,486       $281,691         $1,142,170
 Operating income  . . . . . . . . . . . . .       28,331        43,919        40,458         44,930            157,638
 Net income (loss)
   Continuing operations . . . . . . . . . .     $  9,292      $ 18,977      $ 16,088       $ 17,327         $   61,684
   Discontinued operations . . . . . . . . .        1,800            --            --        (14,825)           (13,025)
                                                 --------      --------      --------       --------         ----------
                                                 $ 11,092      $ 18,977      $ 16,088       $  2,502         $   48,659
                                                 ========      ========      ========       ========         ==========
 Earnings (loss) per common share (1)
   Continuing operations . . . . . . . . . .     $   0.38      $   0.76      $   0.61       $   0.63         $     2.38
   Discontinued operations . . . . . . . . .         0.07            --            --          (0.54)             (0.50)
                                                 --------      --------      --------       --------         ----------
                                                 $   0.45      $   0.76      $   0.61       $   0.09         $     1.88
                                                 ========      ========      ========       ========         ==========
 Dividends per common share  . . . . . . . .     $   0.57      $   0.57      $   0.57       $   0.58         $     2.29
 Market price per common share (2)
   High  . . . . . . . . . . . . . . . . . .        38.88         38.50         38.63          38.75              38.88
   Low . . . . . . . . . . . . . . . . . . .        35.38         31.00         37.25          34.25              31.00
                                                 ========      ========      ========       ========         ==========

 1992
 ----
 (in thousands, except per share amounts)

 Revenues  . . . . . . . . . . . . . . . . .     $237,456      $241,404      $270,917       $281,606         $1,031,383
 Operating income  . . . . . . . . . . . . .       31,644        33,511        37,301         33,763            136,219
 Net income (loss)
   Continuing operations . . . . . . . . . .     $ 13,183      $ 15,513      $ 16,552       $ 16,467         $   61,715
   Discontinued operations . . . . . . . . .          809           228       (53,479)       (20,855)           (73,297)
                                                 --------      --------      --------       --------         ----------
                                                 $ 13,992      $ 15,741      $(36,927)      $ (4,388)        $  (11,582)
                                                 ========      ========      ========       ========         ==========
 Earnings (loss) per common share (1)
   Continuing operations . . . . . . . . . .     $   0.55      $   0.64      $   0.68       $   0.67         $     2.54
   Discontinued operations . . . . . . . . .         0.03          0.01         (2.20)         (0.85)             (3.02)
                                                 --------      --------      --------       --------         ----------
                                                 $   0.58      $   0.65      $  (1.52)      $  (0.18)        $    (0.48)
                                                 ========      ========      ========       ========         ==========
 Dividends per common share  . . . . . . . .     $   0.56      $   0.56      $   0.56       $   0.57         $     2.25
 Market price per common share (2)
   High  . . . . . . . . . . . . . . . . . .        37.13         39.88         44.63          42.00              44.63
   Low . . . . . . . . . . . . . . . . . . .        35.13         36.13         39.50          34.75              34.75
                                                 ========      ========      ========       ========         ==========


(1) The quarterly earnings per common share are based upon the weighted average number of shares of common stock outstanding in each quarter.

(2) Market prices shown are as reported on the NYSE Composite Tape. The common stock of HEI is traded on the New York and Pacific Stock Exchanges under the symbol HE.

                             DIRECTORS AND OFFICERS


 DIRECTORS

 Committees of the Board of     Robert F. Clarke, 51 (1)        Victor Hao Li, S.J.D., 52     Oswald K. Stender, 62 (3)
 Directors                      President and                   (2)                           Trustee
                                Chief Executive Officer         Co-Chairman                   Kamehameha Schools/Bishop
 (1)  Executive:                Hawaiian Electric Industries,   Asia Pacific Consulting       Estate (charitable trust)
      Thurston Twigg-Smith,     Inc.                            Group (international          1993
      Chairman                  1989                            business consultant)
 (2)  Audit:                                                    1988
      Diane J. Plotts,          Edwin L. Carter, 68 (1, 3)                                    Kelvin H. Taketa, 39 (2)
      Chairman                  Retired President and           Bill D. Mills, 42 (3)         Vice President and
 (3)  Compensation:             Chief Executive Officer         Chairman of the Board and     Director-Pacific Region
      Edwin L. Carter,          Bishop Trust Company, Ltd.      Chief Executive Officer       The Nature Conservancy
      Chairman                  (financial services)            Bill Mills Development and    (international conservation
 (4)  Nominating:               1985                            Investment Company, Inc.      non-profit)
      Richard Henderson,                                        (real estate development)     1993
      Chairman                                                  1988
                                John D. Field, 68 (2)                                         Thurston Twigg-Smith, 72
                                Retired Vice President-         A. Maurice Myers, 53 (3)      (1, 4)
                                Regulatory Affairs              President and Chief           President and
                                GTE Service Corporation         Operating Officer             Chief Executive Officer
                                (telecommunications services)   America West Airlines, Inc.   Persis Corporation
                                1986                            (commercial air               (newspaper publishing)
                                                                transporation services)       1981
                                                                1991
                                Richard Henderson, 65 (1, 3,                                  Jeffrey N. Watanabe, 51 (1, 3)
                                4)                              Ruth M. Ono, Ph.D., 58 (2)    Senior Partner
                                HSC, Inc.                       Vice President                Watanabe, Ing and Kawashima
                                (real estate investment and     The Queen's Health Systems    (private law firm)
                                development)                    (hospital and health care     1987
                                1981                            services)
                                                                1987
                                Ben F. Kaito, 67 (1, 2, 4)                                    Harwood D. Williamson, 62
                                of Counsel                      Diane J. Plotts, 58 (1, 2)    Group Vice President-
                                Kaito & Ishida                  General Partner               Utility Companies
                                (private law firm)              Mideast and China             Hawaiian Electric
                                1981                            Trading Company               Industries, Inc.
                                                                (real estate development)     1985
                                                                1987


 Subsidiary Outside Directors   Jorge G. Camara, M.D., 43       Sanford J. Langa, 64          Anne M. Takabuki, 37
                                Camara Eye Clinic               Attorney at law               Vice President-
                                (ophthalmology)                 (private law firm)            Finance and Administration
                                American Savings Bank           Maui Electric Company         Wailea Resort Company, Ltd.
                                1991                            1961                          (resort and commercial
                                                                                              development)
                                                                                              Maui Electric Company
                                                                                              1993

                                Joseph W. Hartley, Jr., 60      B. Martin Luna, 55
                                President and                   Partner
                                Chief Executive Officer         Carlsmith, Ball, Wichman,     Donald K. Yamada, 62
                                Maui Land & Pineapple Company,  Murray, Case, Mukai and       President
                                Inc.                            Ichiki (private law firm)     Yamada Diversified
                                (resort and commercial          Maui Electric Company         Corporation (construction
                                development, agriculture)       1979                          and trucking services)
                                Maui Electric Company                                         Hawaii Electric Light
                                1993                                                          Company
                                                                                              1985

                                Richard T. Ishida, 58           Denzil W. Rose, 68            Paul C. Yuen, Ph.D., 65
                                Attorney at law                 Retired President and         Senior Vice President-
                                Goodsill Anderson Quinn &       General Manager               University of Hawaii
                                Stifel                          Hawaii Motors                 (higher education)
                                (private law firm)              (automobile dealership)       Hawaiian Electric Company
                                Hawaii Electric Light Company   Hawaii Electric Light         1993
                                1984                            Company
                                                                1960
                                Mildred D. Kosaki, 69
                                Specialist in education
                                research
                                Hawaiian Electric Company
                                1973


 Year denotes year of
 appointment of election
 to the Board of Directors