Form 10-K, Exhibit 13
period 1993-12-31
HAWAIIAN ELECTRIC INDUSTRIES INC; HAWAIIAN ELECTRIC CO INC
filed 1994-03-28
CIK 354707, 46207

                                                             HECO  EXHIBIT 13(b)


SELECTED CONSOLIDATED FINANCIAL DATA

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


(dollars in thousands)          1993              1992            1991             1990            1989
- ----------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (years ended December 31,):

Operating revenues ...      $  874,010       $  776,929       $  739,636       $  704,853       $  604,955
Operating expenses ...         795,925          699,890          663,709          631,300          528,167
                            ----------       ----------       ----------       ----------       ----------

Operating income .....          78,085           77,039           75,927           73,553           76,788
Other income .........          11,556            9,740            4,511            6,804            6,385
                            ----------       ----------       ----------       ----------       ----------
Income before
 interest and
 other charges .......          89,641           86,779           80,438           80,357           83,173
Interest and other
 charges .............          33,515           33,101           34,228           31,873           30,340
                            ----------       ----------       ----------       ----------       ----------
Income before
 preferred stock
 dividends of HECO ...          56,126           53,678           46,210           48,484           52,833
Preferred stock
 dividends of HECO ...           4,421            4,525            4,600            4,674            3,097
                            ----------       ----------       ----------       ----------       ----------
Net income for common
 stock ...............      $   51,705       $   49,153       $   41,610       $   43,810       $   49,736
                            ==========       ==========       ==========       ==========       ==========


- ----------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA (at December 31,):

Utility plant ........      $2,102,534       $1,877,404       $1,701,218       $1,564,075       $1,444,356
Accumulated
 depreciation ........        (641,230)        (583,031)        (536,552)        (489,957)        (448,213)
                            ----------       ----------       ----------       ----------       ----------

Net utility plant ....      $1,461,304       $1,294,373       $1,164,666       $1,074,118       $  996,143
                            ==========       ==========       ==========       ==========       ==========

Total assets .........      $1,703,276       $1,501,330       $1,318,023       $1,250,142       $1,127,088
                            ==========       ==========       ==========       ==========       ==========

Capitalization:(1)
Long-term debt .......      $  484,736       $  374,835       $  365,098       $  356,741       $  317,699
Preferred stock
 subject to mandatory
 redemption ..........          46,730           48,920           50,665           52,210           53,655
Preferred stock not
 subject to mandatory
 redemption ..........          48,293           36,293           36,293           36,293           36,293
Common stock equity ..         570,663          499,894          440,831          365,812          346,995
                            ----------       ----------       ----------       ----------       ----------

Total capitalization .      $1,150,422       $  959,942       $  892,887       $  811,056       $  754,642
                            ==========       ==========       ==========       ==========       ==========


- ----------------------------------------------------------------------------------------------------------

CAPITAL STRUCTURE RATIOS (at December 31,) (%):(2)

Debt .................            44.1             45.9             43.1             48.4             44.8
Preferred stock ......             8.0              7.9              9.4             10.1             11.4
Common stock equity ..            47.9             46.2             47.5             41.5             43.8
==========================================================================================================

(1) Includes amounts due within one year and sinking fund requirements.
(2) Includes amounts due within one year, short-term borrowings from nonaffiliates and affiliate, and sinking fund requirements.

Note: HEI owns all of HECO's common stock. Therefore, per share data is not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

EARNINGS

Net income for common stock for 1993 was $51.7 million compared to $49.2 million for 1992 and $41.6 million for 1991. The 1993 net income represents a 9.7% return on the average amount of common stock equity invested in HECO and its subsidiaries (collectively, the "Company"), compared to returns of 10.5% in 1992 and 10.3% in 1991.

SALES

Consolidated sales of electricity were 8,325 million kilowatthours (KWH) for 1993, 8,332 million KWH for 1992, and 8,090 million KWH for 1991, excluding the effect of the change made in 1991 in the method of estimating unbilled KWH sales (see Note 15 in the "Notes to Consolidated Financial Statements"). Cool weather, the downturn in the State economy and conservation efforts resulted in a 0.1% decline in KWH sales in 1993 compared to 1992. KWH sales growth was only 3.0% in 1992 due to the slowing in the State's economy. The low KWH sales growth of 1.5% in 1991 reflects the departure of troops to the Middle East in early 1991 and a decline in tourism due to the Gulf war and the recession on the U.S. mainland.

OPERATING REVENUES

Operating revenues were $874.0 million in 1993, compared to $776.9 million in 1992 and $739.6 million in 1991. Revenues for 1993 increased by $97.1 million, or 12.5%, over 1992 revenues due primarily to the full year's effect of rate relief granted by the PUC during 1992 for HECO and HELCO, interim rate increases granted to MECO in 1993, and higher fuel oil prices, which are passed through to customers. The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price for fuel oil and certain components of purchased power, and the relative amounts of company-generated and purchased power.
Kilowatthour sales of electricity were relatively flat primarily because of cooler weather, a downturn in the State economy and conservation efforts.

      The 1992 increase in operating revenues of $37.3 million, or 5.0%, over 1991 revenues was due primarily to higher KWH sales of electricity and rate relief granted by the PUC for HECO and HELCO. Revenues for 1992 included the full year's effect of HECO rate relief for power purchased from Kalaeloa Partners, L.P. (Kalaeloa) which commenced operations in May 1991, and the effect of HECO rate relief for power purchased from AES Barbers Point, Inc. (AES-BP) which commenced operations in September 1992. The revenue increase was tempered by lower fuel oil prices, which cost savings were passed through to customers.

OPERATING EXPENSES

Total operating expenses were $795.9 million in 1993, compared to $699.9 million in 1992 and $663.7 million in 1991. The increase in 1993 operating expenses over 1992 was primarily due to an increase in purchased power, income taxes, and taxes other than income taxes expenses, partially offset by lower fuel oil expense and the establishment of a regulatory asset for vacation earned by employees, but not yet taken. The recognition of a regulatory asset for vacation earned, but not yet taken resulted in a reduction in 1993 operating expenses on a one-time basis by $4.0 million. For rate-making purposes, the PUC permits recovery of vacation pay on a pay-as-you-go basis.

      The increase in operating expenses in 1992 was largely due to an increase in purchased power and other operation and maintenance expenses, partially offset by lower fuel oil expense. Expenses for 1992 include relatively small amounts related to Hurricane Iniki which struck primarily the island of Kauai in September 1992. The Company does not provide electric service to the island of Kauai and, thus, was not significantly impacted by the hurricane.

      Fuel oil expense was $213.3 million in 1993, compared to $225.6 million in 1992 and $275.8 million in 1991. The decrease in fuel oil expense in 1993 was due to fewer KWH generated due to the full year's effect of power purchased from AES-BP, offset somewhat by higher fuel oil prices. The decrease in fuel oil expense in 1992 was due to lower fuel oil prices and a decrease in the number of KWH generated as a result of the increase in power purchased from Kalaeloa and AES-BP. In 1993, the Company paid an average of $21.09 per barrel of fuel oil, compared to $19.69 in 1992 and $22.79 in 1991.

      Purchased power expense was $258.7 million in 1993, compared to $172.8 million in 1992 and $106.7 million in 1991. The increase in purchased power expense in both 1993 and 1992 was due primarily to capacity and nonfuel purchase power costs paid to independent power producers, and an increase in the number of KWH purchased, mostly at HECO. Purchased KWH provided approximately 34.9% of the total energy net generated and purchased in 1993, compared to 26.2% in 1992 and 18.6% in 1991. The increase in purchased power expense in 1992 was due to purchases on Oahu from AES-BP which commenced operations in September 1992 and Kalaeloa which commenced operations in May 1991.

      Other operation expenses in 1993 totaled $106.0 million, an increase of $0.7 million over the 1992 amount. The increase was due primarily to higher production, transmission and distribution, and administrative and general expenses, including higher employee benefit costs, offset by lower management service fees from HEI and the one-time effect of the establishment of a regulatory asset for vacation earned by employees, but not yet taken. HEI charges for general management, administra-tive and support services totaled $2.3 million, $5.6 million and $5.1 million in 1993, 1992 and 1991, respectively. Other operation expenses of $105.3 million for 1992 were $4.3 million, or 4.3%, higher than 1991 expenses. The increase was due primarily to higher production, distribution, and administrative and general expenses, including higher employee benefit costs. The higher production expense was due primarily to costs associated with the placement into service in May 1992 of MECO's 20-megawatt combustion turbine unit, which is the first phase of a 56-megawatt combined-cycle facility, and in August 1992 of HELCO's 20-megawatt combustion turbine, and higher costs incurred to operate generating units at HELCO on a continuous basis due to the delay in receiving power from Puna Geothermal Ventures (PGV), with whom HELCO has a purchase power agreement for the purchase of 25 megawatts of firm capacity.

      Maintenance expenses in 1993 of $44.3 million decreased by $0.4 million from 1992 primarily due to the one-time effect of the establishment of a regulatory asset for vacation earned by employees, but not yet taken, offset by increased maintenance on the transmission and distribution systems.
Maintenance expenses in 1992 were $44.7 million, a 13.2% increase over 1991. The increase was due to higher production maintenance expenses, reflecting more generating unit overhauls and maintenance of auxiliary generating equipment at HECO, and a major overhaul of HELCO's Puna steam turbine unit; and increased maintenance on the transmission and distribution systems.

      Depreciation expense was up 3.9% in 1993 to $56.0 million and up 9.9% in 1992 to $53.9 million. The increase in both years reflects depreciation of the Company's additions to plant in service in the previous year. Major additions to plant in service in 1992 consisted primarily of transmission and distribution substation projects at HECO, the addition of HELCO's 20-megawatt combustion turbine and the addition of MECO's 20-megawatt combustion turbine. Major additions to plant in service in 1991 consisted primarily of transmission and distribution projects, including the interconnection of the AES-BP power plant to HECO's system. Revised depreciation rates for HECO which went into effect in late 1991 also contributed to higher depreciation expense in 1992.

      Taxes, other than income taxes increased 13.0% in 1993 to $80.7 million and increased 5.6% in 1992 to $71.5 million. These taxes consist primarily of taxes based on revenues, and the increases reflect the corresponding increases in each year's operating revenues.

      Income tax expense was higher in 1993 than 1992 and 1991 primarily due to the 1% Federal income tax rate increase retroactive to January 1, 1993 and the effects of the adoption of Statement of Financial Accounting Standards (SFAS) No. 109. SFAS No. 109 does not allow net-of-tax accounting for the "Allowance for Funds Used During Construction" (AFUDC). This results in higher income taxes due to the "gross-up" of AFUDC for income taxes, but does not impact net income.

OTHER INCOME

Other income of $11.6 million for 1993 was $1.8 million higher than for 1992 primarily because of the "gross-up" of allowance for equity funds used during construction (AFUDC-Equity) resulting from the effects of the adoption of SFAS No. 109, offset by the income tax benefit related to the utilization of capital loss carryforwards in 1992. Other income of $9.7 million for 1992 was $5.2 million higher than for 1991. The increase was due primarily to higher AFUDC-Equity, reflecting a higher level of construction in progress throughout the year, and a $2.0 million income tax benefit related to the utilization of capital loss carryforwards. The capital losses, for which no tax benefits were previously recognized, were incurred primarily in 1987.

INTEREST AND OTHER CHARGES

Interest and other charges for 1993 totaled $33.5 million, compared to $33.1 million for 1992 and $34.2 million for 1991. Interest expense on long-term debt for 1993 and 1992 decreased $0.3 million and increased $0.3 million, respectively. The decrease in 1993 was due to lower interest expense on first mortgage bonds resulting from the redemption of MECO's 6.875% Series F mortgage bonds of $0.9 million in March 1993 and HECO's 4.45% Series M mortgage bonds of $16 million in July 1993, and the early redemption of HECO's 8.2% Series R mortgage bonds of $14 million and 8.35% Series T mortgage bonds of $16 million in June 1993 and HECO's 9% Series Q mortgage bonds of $23 million in 1992, offset by interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1993 and the full year's interest on the drawdowns made the previous year. The 1992 increase in interest expense was partially offset by lower interest expense on first mortgage bonds resulting from the redemption of HECO's 4.65% Series L mortgage bonds of $12 million in April 1991, and the early redemptions of HECO's 9% Series Q mortgage bonds of $23 million in 1992, and three issues of first mortgage bonds in 1991, i.e., HECO's 11 7/8% Series V mortgage bonds of $12 million, HELCO's 16 1/8% Series O mortgage bonds of $2 million and MECO's 16 1/8% Series N mortgage bonds of $4 million.

      Other interest charges of $7.5 million for 1993 was $2.4 million higher than for 1992 primarily due to higher interest on short-term borrowings due to higher borrowing levels, offset by lower interest rates.

REGULATION OF ELECTRIC UTILITY RATES

The PUC has broad discretion in its regulation of the rates charged by the Company. Any adverse decision by the PUC concerning the level or method of determining utility rates, the authorized returns on equity or other matters, or any significant delay in rendering a decision in a rate proceeding, could have a material effect on the Company's financial condition and results of operations. Upon the showing of probable entitlement, the PUC is required to issue an interim decision in a rate case within 10 months from the date of filing a complete application if the evidentiary hearing is completed (subject to a 30-day extension if the evidentiary hearing is not completed). However, there is no time limit for rendering a final decision.

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

      In November 1993, HELCO applied to the PUC for permission to increase electric rates, using a 1994 test year and requesting an increase of approximately $15.8 million in annual revenues, or 13.4%, over revenues provided by rates currently in effect. The requested increase is based on a 12.4% return on average common equity and is needed to cover plant, equipment and operating costs necessary to maintain and improve service and provide reliable power for its customers.

      In November 1991, MECO filed a request to increase rates by approximately $18.3 million annually, or approximately 17% above the rates in effect at the time of the filing, in several steps. Evidentiary hearings were held in January 1993 and at the conclusion of the hearings, MECO's final requested increase was adjusted to approximately $11.4 million annually, or approximately 10%, in several steps in 1993. The decrease in the requested rate increase resulted primarily from a reduced cost of capital, lower administrative and general expenses and other revisions to MECO's estimated revenue requirements for the 1993 test year used in the rate case. MECO's revised request reflects a return on average common equity of 13.0%. In 1993, MECO received four interim decisions authorizing step increases totaling $8.2 million in annual revenues, or 7.2%, and based on a rate of return on average common equity of 12.75%. The interim increases are subject to refund with interest, pending the final outcome of the case.

      Management cannot predict with certainty when decisions in the rate cases will be rendered or the amount of any interim or final rate increase that will be granted.

HECO PURCHASED POWER BILLING DISPUTES

HECO is disputing certain amounts billed each month under its purchased power agreements with Kalaeloa and AES-BP and has withheld payment of some of the disputed amounts pending resolution. See "Power purchase agreements" under
Note 11 in the "Notes to Consolidated Financial Statements" for a further discussion of this matter.

HELCO RELIABILITY INVESTIGATION

The PUC initiated an investigation into the reliability of HELCO's system in July 1991. See "HELCO reliability investigation" under Note 11 in the "Notes to Consolidated Financial Statements" for a further discussion of this matter.

UNDERGROUNDING OF UTILITY LINES

There is a proposal before the Honolulu City Council and some public support for the mandatory undergrounding of utility lines "whenever possible," except in some remote areas. HECO opposes the proposal before the City Council, in its current form, because the resulting costs could be too much of a burden for customers. Both the City Planning Department and the City Planning Commission oppose the bill. Management believes the cost of undergrounding utility lines would be recoverable in rates. However, management cannot predict with certainty the ultimate outcome of such proposals or the impact of such proposals on the Company.

WAIAU-CIP TRANSMISSION LINES

In 1993, the PUC held hearings concerning Part 2 of the proposed Waiau-CIP 138-kilovolt transmission lines. These lines will be part of a second transmission corridor in west Oahu, running approximately 15 miles between Campbell Industrial Park (CIP) and HECO's Waiau power plant. The new lines are needed (1) to increase system reliability by locating the new lines in a separate corridor from the existing lines, (2) to provide additional transmission capacity to meet expected load growth and (3) to provide transmission capacity for existing and new power generation projects planned for west Oahu. HECO is experiencing community opposition over the proposed placement of portions of these lines based in part on the potential effects of the lines on aesthetics and the concern of some that the electric and magnetic fields (EMF) from the power lines may have adverse health effects. HECO witnesses addressed EMF, the route selection process, which involved extensive public input, as well as engineering and related subjects. One proposal by those who oppose the route of the overhead lines is to place Part 2 of the Waiau-CIP lines underground. HECO estimates that this proposal would cost approximately $100 million more than the cost of overhead lines.

      Management cannot predict with certainty the final outcome of the hearings or the impact the final outcome, including resulting delays, if any, may have on the cost of the lines or on system reliability.

EFFECTS OF INFLATION

Inflation, as measured by the Consumer Price Index, averaged 2.7% in 1993, 3.0% in 1992 and 4.2% in 1991. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on the Company's operations.

      Inflation increases operating costs and the replacement cost of assets. The Company has significant physical assets, replaces assets at much higher costs, and must request rate relief to maintain adequate earnings. In the past, the PUC has generally approved rate relief to cover the effects of inflation. In 1992 and 1993, the Company received rate relief, in part to cover increases due to inflation in operating expenses and construction costs, as reflected in higher depreciation expense.

HECO OUTAGE

On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. See "HECO power outage" under Note 11 in the "Notes to Consolidated Financial Statements" for a discussion of HECO's contingent liabil-ities related to the outage.

ENVIRONMENTAL REGULATIONS

The Company is subject to numerous laws and regulations which are designed to protect the environment, and include air and water quality controls, hazardous waste and toxic substance controls and the Federal Oil Pollution Act of 1990. The Company is exempt from certain environmental requirements applicable on the U.S. mainland, such as the acid rain provisions of the 1990 Clean Air Act Amendments. However, the Company is subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances.
Management believes that most, if not all, of any costs incurred by the Company in complying with these environmental requirements would be allowed by the PUC as reasonable and necessary costs of service for rate-making purposes.
However, as with other costs reviewed by the PUC in the rate-making process, costs incurred by HECO and its subsidiaries in complying with these environmental requirements may not be fully allowed or recovered. Based on information available to the Company to date, management is not aware of any contingent liabilities relating to environmental matters that could have a material adverse effect on the Company's financial condition or results of operations.


ACCOUNTING CHANGES

INCOME TAXES

Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes." The resulting change in the method of accounting for income taxes did not have a material effect on the Company's financial condition or results of operations primarily due to the regulated nature of the Company. See Note 7 in the "Notes to Consolidated Financial Statements" for more information.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Effective January 1, 1993 the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The resulting change in the method of accounting for postretirement benefits other than pensions did not have a material effect on the Company's financial condition or results of operations primarily due to the regulated nature of the Company. See Note 10 in the "Notes to Consolidated Financial Statements" for more information.

POSTEMPLOYMENT BENEFITS

Effective January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. The resulting change in the method of accounting for postemployment benefits did not have a material effect on the Company's financial condition and in the opinion of management will not have a material effect on the Company's 1994 results of operations. See Note 1 in the "Notes to Consolidated Financial Statements" for more information.


LIQUIDITY AND FINANCING REQUIREMENTS

Capital expenditures requiring the use of cash, as shown on the "Consolidated Statements of Cash Flows," totaled approximately $205.9 million in 1993, of which $116.0 was attributable to HECO, $46.7 million was attributable to HELCO and $43.2 million was attributable to MECO. Approximately 68% of the total 1993 capital expenditures were for transmission and distribution and other projects, and 32% for generation projects, including additions to HECO's Archer substation and Waiau-Makalapa 138-kilovolt line, MECO's 56-megawatt combined-cycle facility, and HELCO's Keahole combustion turbine. Cash contributions in aid of construction received in 1993 totaled $20.2 million.

      The Company's investment in plant and equipment for 1993 was financed with cash from operating activities and cash from financing activities. Cash provided by operating activities totaled $98.4 million in 1993. Cash provided by financing activities totaled a net $58.4 million and included $109.9 million from the issuance of unsecured notes and drawdowns of proceeds from tax-exempt special purpose revenue bonds, net of long-term debt repayments. HEI provided $45.0 million through its purchase of HECO common stock.

      The Company's consolidated financing requirements for the years 1994 through 1998, including net capital expenditures, debt retirements and sinking fund payment requirements, are estimated to total $1.0 billion. The Company's consolidated internal sources after the payment of common stock and preferred stock dividends, are currently expected to provide approximately 50% of the total $1.0 billion requirements, with debt and equity financing providing the remaining requirements. The Company estimates that it will require approximately $100 million in common equity, other than retained earnings, over the five-year period 1994 through 1998. The PUC must approve issuances of long-term debt and equity for HECO, HELCO and MECO.

      Capital expenditures include projects which are required to meet expected load growth and improve reliability, and projects to replace and upgrade existing equipment. Net capital expenditures, for the five-year period 1994 through 1998, are currently estimated to total $0.9 billion. Approximately 70% of gross capital expenditures, including AFUDC and capital expenditures funded by third party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 30% primarily for generation projects. At December 31, 1993, purchase commitments other than fuel and power purchase contracts were approximately $61 million, including amounts for construction projects. (Also see Note 11 in the "Notes to Consolidated Financial Statements" for a discussion of power purchase commitments.)

      Capital expenditure estimates and the timing of various construction projects are reviewed continually by management and may change as a result of many considerations. Among these considerations are changes in economic conditions, changes in forecasts of kilowatthour sales and peak load, the availability of alternate energy and purchased power sources, the availability of generating sites and transmission and distribution line corridors, the ability to obtain adequate and timely rate relief, escalations in construction costs, demand side management programs and requirements of environmental and other regulatory and permitting authorities.

      Capital expenditures for 1994, net of cash contributions in aid of construction and excluding AFUDC, are estimated to be $205 million, and gross capital expenditures are estimated to be $240 million, of which approximately 65% is for transmission and distribution projects. An estimated $55 million is planned for new generation projects. Approximately $20 million of the $240 million in capital expenditures will be provided through third-party cash contributions in aid of construction. Drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, sales of common stock to HEI and internal sources of funds are expected to provide the remaining funds needed for capital expenditures.

      In 1993, HECO and its subsidiaries issued $70 million in unsecured notes, with maturities varying from two to five years, and $12 million in preferred stock, which is not subject to mandatory redemption. Also in 1993, the State of Hawaii issued a total of $100 million in tax-exempt special purpose revenue bonds, with a maturity of thirty years and a fixed coupon interest rate of 5.45%, on behalf of HECO, HELCO and MECO at a 2% discount, for an effective interest rate of approximately 5.6%. As of December 31, 1993, approximately $56 million of the proceeds from the sale of special purpose revenue bonds were available to be used. As of December 31, 1993, an additional $47 million of revenue bonds was authorized by the Hawaii legislature for issuance prior to the end of 1995.

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

      As of February 11, 1994, S&P, Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co. (D&P) rated HECO's securities as follows:

                                                     S&P            Moody's         D&P
- -------------------------------------------------------------------------------------------
First mortgage bonds .........................       BBB+            A3             A
Revenue bonds ................................       BBB             Baa1           A-
Cumulative preferred stock ...................       BBB             baa1           BBB+
Other unsecured debt .........................       BBB             Baa1           A-
Commercial paper .............................       A-2             P-2            Duff 1-
Outlook ......................................       Negative        N/A            N/A
===========================================================================================


N/A = Not applicable

      The Company's management cannot predict with certainty future rating agency actions or their effects on the future cost of capital of the Company.

CONSOLIDATED STATEMENTS OF INCOME

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries, years ended December 31,

(in thousands)                                                1993          1992         1991
- ------------------------------------------------------------------------------------------------
OPERATING REVENUES .................................        $874,010      $776,929      $739,636
                                                            --------      --------      --------
OPERATING EXPENSES:
Fuel oil ...........................................         213,285       225,611       275,806
Purchased power ....................................         258,723       172,761       106,660
Other operation ....................................         105,957       105,303       100,990
Maintenance ........................................          44,281        44,653        39,463
Depreciation .......................................          55,960        53,856        49,005
Taxes, other than income taxes .....................          80,712        71,452        67,648
Income taxes .......................................          37,007        26,254        24,137
                                                            --------      --------      --------
                                                             795,925       699,890       663,709
                                                            --------      --------      --------
OPERATING INCOME ...................................          78,085        77,039        75,927
                                                            --------      --------      --------
OTHER INCOME:
Allowance for equity funds used during
   construction .....................................          6,973         6,781         3,998
Other, net .........................................           4,583         2,959           513
                                                            --------      --------      --------
                                                              11,556         9,740         4,511
                                                            --------      --------      --------
INCOME BEFORE INTEREST AND OTHER CHARGES ...........          89,641        86,779        80,438
                                                            --------      --------      --------
INTEREST AND OTHER CHARGES:
Interest on long-term debt .........................          27,046        27,307        26,961
Amortization of net bond premium and expense .......             774           638           589
Other interest charges .............................           7,467         5,066         5,698
Allowance for borrowed funds used during
   construction .....................................         (3,869)       (2,095)       (1,307)
Preferred stock dividends of subsidiaries ..........           2,097         2,185         2,287
                                                            --------      --------      --------
                                                              33,515        33,101        34,228
                                                            --------      --------      --------
INCOME BEFORE PREFERRED STOCK DIVIDENDS OF
   HECO .............................................         56,126        53,678        46,210
Preferred stock dividends of HECO ..................           4,421         4,525         4,600
                                                            --------      --------      --------
NET INCOME FOR COMMON STOCK ........................        $ 51,705      $ 49,153      $ 41,610
                                                            ========      ========      ========





CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries, years ended December 31,

(in thousands)                                                1993          1992         1991
- -------------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF YEAR ...............        $249,583      $223,478      $209,336
Net income for common stock ........................          51,705        49,153        41,610
Common stock dividends .............................         (25,887)      (23,048)      (27,468)
                                                            --------      --------      --------

RETAINED EARNINGS, END OF YEAR .....................        $275,401      $249,583      $223,478
                                                            ========      ========      ========





See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries, December 31,

(in thousands)                                                     1993              1992
- ---------------------------------------------------------------------------------------------
ASSETS
UTILITY PLANT, AT COST:
Land .....................................................      $   26,976       $   27,260
Plant and equipment ......................................       1,948,445        1,742,291
Less accumulated depreciation ............................        (641,230)        (583,031)
Plant acquisition adjustment, net ........................             771              823
Construction in progress .................................         126,342          107,030
                                                                ----------       ----------
       NET UTILITY PLANT .................................       1,461,304        1,294,373
                                                                ----------       ----------
CURRENT ASSETS:
Cash and equivalents .....................................           1,922           30,883
Customer accounts receivable, net ........................          55,614           53,970
Accrued unbilled revenues, net ...........................          34,735           35,647
Other accounts receivable, net ...........................           8,398            8,118
Fuel oil stock, at average cost ..........................          18,188           20,102
Materials and supplies, at average cost ..................          20,239           17,841
Prepayments and other ....................................           2,715            2,973
                                                                ----------       ----------
       TOTAL CURRENT ASSETS ..............................         141,811          169,534
                                                                ----------       ----------
OTHER ASSETS:
Regulatory assets ........................................          60,612            7,668
Unamortized debt expense .................................          10,179            7,407
Long-term receivables and other ..........................          29,370           22,348
                                                                ----------       ----------
       TOTAL OTHER ASSETS ................................         100,161           37,423
                                                                ----------       ----------
                                                                $1,703,276       $1,501,330
                                                                ==========       ==========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION (see Consolidated Statements of Capitalization):
Common stock equity ......................................      $  570,663       $  499,894
Cumulative preferred stock:
   Not subject to mandatory redemption ...................          48,293           36,293
   Subject to mandatory redemption .......................          45,410           47,550
Long-term debt, net ......................................         436,776          357,934
                                                                ----------       ----------
       TOTAL CAPITALIZATION ..............................       1,101,142          941,671
                                                                ----------       ----------
CURRENT LIABILITIES:
Long-term debt due within one year .......................          47,960           16,901
Preferred stock sinking fund requirements ................           1,320            1,370
Short-term borrowings - nonaffiliates ....................          28,928          122,176
Short-term borrowings - affiliate ........................          12,000             --
Accounts payable .........................................          41,808           44,081
Interest and preferred dividends payable .................          10,332            9,045
Income taxes payable .....................................           6,232            2,533
Other taxes accrued ......................................          36,959           27,583
Other ....................................................          31,036           17,837
                                                                ----------       ----------
       TOTAL CURRENT LIABILITIES .........................         216,575          241,526
                                                                ----------       ----------
DEFERRED CREDITS:
Deferred income taxes ....................................         107,449          101,447
Unamortized tax credits ..................................          43,348           41,608
Other ....................................................          69,757           48,770
                                                                ----------       ----------
       TOTAL DEFERRED CREDITS ............................         220,554          191,825
                                                                ----------       ----------
CONTRIBUTIONS IN AID OF CONSTRUCTION .....................         165,005          126,308
                                                                ----------       ---------
                                                                $1,703,276       $1,501,330
                                                                ==========       ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CAPITALIZATION

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries, December 31,

(dollars in thousands, except per share amounts)                    1993          1992
- -----------------------------------------------------------------------------------------
COMMON STOCK EQUITY:
Common stock of $6 2/3 par value.  Authorized: 50,000,000
   shares.  Outstanding: 1993, 11,258,290 shares and 1992,
   10,361,179 shares ...........................................  $ 75,065    $ 69,081
Premium on capital stock .......................................   220,197     181,230
Retained earnings ..............................................   275,401     249,583
                                                                  --------    --------

      COMMON STOCK EQUITY ......................................   570,663     499,894
                                                                  --------    --------

CUMULATIVE PREFERRED STOCK:
Authorized: 5,000,000 shares of $20 par value and 7,000,000 shares of $100 par value. Outstanding:
  1993, 1,841,957 shares and 1992, 1,743,857 shares.

                                          SHARES
                                        OUTSTANDING
                   PAR                  DECEMBER 31,
SERIES            VALUE                    1993
- ----------------------------------------------------
SERIES NOT SUBJECT TO MANDATORY REDEMPTION:

C--4 1/4%      $ 20 (HECO) ...........    150,000 ..............     3,000       3,000
D--5%            20 (HECO) ...........     50,000 ..............     1,000       1,000
E--5%            20 (HECO) ...........    150,000 ..............     3,000       3,000
H--5 1/4%        20 (HECO) ...........    250,000 ..............     5,000       5,000
I--5%            20 (HECO) ...........     89,657 ..............     1,793       1,793
J--4 3/4%        20 (HECO) ...........    250,000 ..............     5,000       5,000
K--4.65%         20 (HECO) ...........    175,000 ..............     3,500       3,500
M--8.05%        100 (HECO) ...........     80,000 ..............     8,000       8,000
A--8 7/8%       100 (HELCO) ..........     30,000 ..............     3,000       3,000
G--7 5/8%       100 (HELCO) ..........     70,000 ..............     7,000        --
A--8%           100 (MECO) ...........     20,000 ..............     2,000       2,000
B--8 7/8%       100 (MECO) ...........     10,000 ..............     1,000       1,000
H--7 5/8%       100 (MECO) ...........     50,000 ..............     5,000        --
                                        ---------                 --------    --------

                                        1,374,657 ..............    48,293      36,293
                                        =========                 --------    --------

SERIES SUBJECT TO MANDATORY REDEMPTION:

O--11 1/2%     $100 (HECO) ...........     13,000 ..............     1,300       1,950
Q--7.68%        100 (HECO) ...........     96,000 ..............     9,600      10,000
R--8.75%        100 (HECO) ...........    200,000 ..............    20,000      20,000
B--10 3/4%      100 (HELCO) ..........      1,000 ..............       100         300
C--9 1/4%       100 (HELCO) ..........      8,000 ..............       800       1,000
D--12 3/4%      100 (HELCO) ..........      7,000 ..............       700         750
E--12.25%       100 (HELCO) ..........      8,000 ..............       800         850
F--8.5%         100 (HELCO) ..........     60,000 ..............     6,000       6,000
C--10 3/4%      100 (MECO) ...........       --   ..............       --           50
D--8 3/4%       100 (MECO) ...........     14,300 ..............     1,430       1,620
E--12 1/4%      100 (MECO) ...........      4,000 ..............       400         600
F--13 3/4%      100 (MECO) ...........      6,000 ..............       600         800
G--8.5%         100 (MECO) ...........     50,000 ..............     5,000       5,000
                                        ---------                 --------    --------

                                          467,300 ..............    46,730      48,920
                                        =========

Less sinking fund requirements due within one year .............     1,320       1,370
                                                                  --------    --------

                                                                    45,410      47,550
                                                                  --------    --------

       CUMULATIVE PREFERRED STOCK ..............................  $ 93,703    $ 83,843
                                                                  --------    --------
                                                                           (continued)

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries, December 31,

(dollars in thousands)                                      1993          1992
- --------------------------------------------------------------------------------
LONG-TERM DEBT:
First mortgage bonds:
   HECO:
      4.45 5.75%, due 1994 through 1997 ...........      $   24,000     $ 40,000
      7 5/8-9 1/8%, due 2001 through 2016 .........          30,000       60,000
                                                         ----------     --------
                                                             54,000      100,000
                                                         ----------     --------
   HELCO:
      7 3/4-10 3/4%, due 2001 through 2006 .........         17,500       17,500
                                                         ----------     --------
   MECO:
      6.875%, due 1993 .............................           --            850
      7 3/4-10 3/4%, due 2002 through 2009 .........         22,500       22,500
                                                         ----------     --------
                                                             22,500       23,350
                                                         ----------     --------
          Total first mortgage bonds ...............         94,000      140,850
                                                         ----------     --------
Obligations to the State of Hawaii for the
 repayment of
Special Purpose Revenue Bonds:
   HECO, 5.45%, series 1993, due 2023 ...............        50,000          --
   HELCO, 5.45%, series 1993, due 2023 ..............        20,000          --
   MECO, 5.45%, series 1993, due 2023 ...............        30,000          --
   HECO, 6.55%, series 1992, due 2022 ...............        40,000       40,000
   HELCO, 6.55%, series 1992, due 2022 ..............        12,000       12,000
   MECO, 6.55%, series 1992, due 2022 ...............         8,000        8,000
   HECO, 7 3/8%, series 1990C, due 2020 .............        25,000       25,000
   HELCO, 7 3/8%, series 1990C, due 2020 ............        10,000       10,000
   MECO, 7 3/8%, series 1990C, due 2020 .............        20,000       20,000
   HECO, 7.60%, series 1990B, due 2020 ..............        21,000       21,000
   HELCO, 7.60%, series 1990B, due 2020 .............         4,000        4,000
   HECO, 7.35%, series 1990A, due 2020 ..............        16,000       16,000
   HELCO, 7.35%, series 1990A, due 2020 .............         3,000        3,000
   MECO, 7.35%, series 1990A, due 2020 ..............         1,000        1,000
   HECO, 7 5/8%, series 1988, due 2018 ..............        30,000       30,000
   HELCO, 7 5/8%, series 1988, due 2018 .............        11,000       11,000
   MECO,  7 5/8%, series 1988, due 2018 .............         9,000        9,000
   HECO, 6 7/8%, refunding series 1987, due 2012 ....        42,580       42,580
   HELCO, 6 7/8%, refunding series 1987, due 2012 ...         7,200        7,200
   MECO, 6 7/8%, refunding series 1987, due 2012 ....         7,720        7,720
   HELCO, 7.2%, series 1984, due 2014 ...............        11,400       11,400
                                                         ----------     --------
                                                            378,900      278,900
   Less funds on deposit with trustees ..............        56,205       44,993
                                                         ----------     --------
          Total obligations to the State of Hawaii ..       322,695      233,907
                                                         ----------     --------

Other long-term debt - unsecured:
   HECO, 5.15% note, due 1996 .......................        20,000          --
   HECO, 5.83% note, due 1998 .......................        30,000          --
   HELCO, 4.85% note, due 1995 ......................        10,000          --
   MECO, 5.15% note, due 1996 .......................        10,000          --
   Other ............................................            27           78
                                                         ----------     --------
          Total other long-term debt - unsecured ....        70,027           78
                                                         ----------     --------
          Total long-term debt ......................       486,722      374,835
Less unamortized discount ...........................         1,986          --
Less amounts due within one year ....................        47,960       16,901
                                                         ----------     --------
          LONG-TERM DEBT, NET .......................       436,776      357,934
                                                         ----------     --------
          TOTAL CAPITALIZATION ......................    $1,101,142     $941,671
                                                         ==========     ========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries, years ended December 31,

(in thousands)                                     1993      1992        1991
- --------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before preferred stock dividends of
   HECO ......................................$  56,126   $  53,678   $  46,210
Adjustments to reconcile income before
   preferred stock dividends of HECO to net
   cash provided by operating activities:
      Depreciation and amortization of plant
          and equipment ......................   55,960     53,856       49,005
      Other amortization .....................      803        955        1,204
      Deferred income taxes ..................   (1,952)   (11,074)         947
      Tax credits, net .......................    4,086      2,852         (230)
      Allowance for equity funds used during
          construction .......................   (6,973)    (6,781)      (3,998)
      Decrease (increase) in accounts
          receivable .........................   (1,924)    (8,857)      12,338
      Decrease (increase) in accrued unbilled
          revenues ...........................      912     (8,238)      (4,229)
      Decrease in fuel oil stock .............    1,914      2,466       17,648
      Increase in materials and supplies .....   (2,398)       (17)      (1,621)
      Increase (decrease) in accounts payable    (2,273)     6,192        1,862
      Increase (decrease) in interest and
          preferred dividends payable ........    1,287        925       (1,148)
      Changes in other assets and liabilities    (7,163)    (7,264)       5,030
                                               --------   --------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ....   98,405     78,693      123,018
                                               --------   --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ......................... (205,943) (181,542)     (141,900)
Contributions in aid of construction .........   20,158    17,949        16,632
Proceeds from sales of assets ................      --     14,270           --
                                               --------  --------     ---------
NET CASH USED IN INVESTING ACTIVITIES ........ (185,785) (149,323)     (125,268)
                                               --------  --------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term
   borrowings from nonaffiliates and
   affiliate with original maturities of
   three months or less ......................  (81,248)    87,606      (35,350)
Proceeds from other short-term borrowings ....   25,259       --            --
Repayment of other short-term borrowings .....  (25,259)      --            --
Proceeds from issuance of long-term debt .....  156,788     33,130       40,579
Repayment of long-term debt ..................  (46,901)   (23,393)     (32,222)
Proceeds from issuance of preferred stock ....   12,000       --            --
Redemption of preferred stock ................   (2,190)    (1,745)      (1,545)
Preferred stock dividends ....................   (4,421)    (4,525)      (4,600)
Proceeds from issuance of common stock .......   45,000     33,000       61,000
Capital stock expense ........................      (84)       (15)        (123)
Common stock dividends .......................  (25,887)   (23,048)     (27,468)
Other ........................................    5,362         82          954
                                               --------   --------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES ....   58,419    101,092        1,225
                                               --------   --------    ---------
Net increase (decrease) in cash and
   equivalents ...............................  (28,961)    30,462       (1,025)
Cash and equivalents, beginning of year ......   30,883        421        1,446
                                               --------   --------    ---------
CASH AND EQUIVALENTS, END OF YEAR ............ $  1,922   $ 30,883    $     421
                                               ========   ========    =========





See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


1 o SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of regulatory assets. Management believes that regulatory assets have been established in accordance with generally accepted accounting principles.

CONSOLIDATION. The consolidated financial statements include the accounts of Hawaiian Electric Company, Inc. (HECO) and its wholly owned subsidiaries (collectively, the "Company"), Maui Electric Company, Limited (MECO) and Hawaii Electric Light Company, Inc. (HELCO).

    All significant intercompany transactions and balances have been eliminated in consolidation.

UTILITY REGULATION. The Company is regulated by the Public Utilities Commission of the State of Hawaii (PUC) and accounts for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. The cost of plant constructed by the Company includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

CONTRIBUTIONS IN AID OF CONSTRUCTION. The Company receives contributions from customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years, which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.

REVENUES. Revenues are based on rates authorized by the PUC and include revenues applicable to electric energy consumed in the accounting period but not yet billed to the customers. The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated and purchased power.

RETIREMENT BENEFITS. Pension costs are charged primarily to expense and plant accounts. It is the Company's policy to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act.

    The Company provides certain health care, life insurance and other benefits to retired employees, substantially all of whom become eligible for these benefits upon retirement, and the employees' beneficiaries and covered dependents. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the expected cost of postretirement benefits other than pensions be accrued during the years in which employees render service (see Note 10). Previously, the cost of these benefits were recognized when paid. The resulting change in the method of accounting had no material effect on net income for the year ended

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


December 31, 1993 due to the regulated nature of the Company's operations.

DEPRECIATION. Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets. The composite annual depreciation rate was 3.9% in 1993, 3.8% in 1992 and 3.7% in 1991. HECO revised its depreciation rates for financial reporting and rate-making purposes pursuant to PUC approval effective October 25, 1991. The PUC also approved an increase in electric rates effective October 25, 1991 to cover, among other things, the increased depreciation charges.

PREMIUM, DISCOUNT AND EXPENSE. The expenses of issuing long-term debt securities and the premiums or discounts at which they were sold are amortized against income over the terms of the respective securities.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION. Allowance for funds used during construction (AFUDC) is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are transferred from the income statement to construction in progress on the balance sheet. The procedure removes the effect of the costs of financing construction activity from the income statement and treats such costs in the same manner as construction labor and material costs.

    The weighted average gross-of-tax AFUDC rate was 9.3% in 1993, 10.2% in 1992 and 10.3% in 1991 and reflects quarterly compounding.

INCOME TAXES. HECO and its subsidiaries are included in the consolidated income tax returns of HECO's parent, Hawaiian Electric Industries, Inc. (HEI). Income tax expense has been computed for financial statement purposes as if HECO and its subsidiaries file separate consolidated HECO income tax returns.

    As further explained in Note 7, the Company adopted SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1993. Previously, income taxes were recognized in accordance with the provisions of Accounting Principles Board Opinion No. 11. The resulting change in the method of accounting for income taxes had no material effect on net income for the year ended December 31, 1993 due to the regulated nature of the Company's operations.

    Federal and State tax credits are amortized over the estimated useful lives of the properties which qualified for the credits.

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

CASH FLOWS. The Company considers cash on hand, deposits in banks, money market accounts, and investments in short-term commercial paper and repurchase agreements with original maturities of three months or less to be cash and equivalents.

ENVIRONMENTAL EXPENDITURES. In general, environmental contamination treatment costs are charged to expense, unless such costs are probable of recovery through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


are incurred in preparing for sale property currently held for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service for rate-making purposes.

RECLASSIFICATION. Certain reclassifications have been made to prior year's consolidated financial statements to conform to the 1993 presentation.


2 o CUMULATIVE PREFERRED STOCK

    The following series of cumulative preferred stock are redeemable at the option of the respective company:

                                                                        Redemption
                                                                          price
                                                                       December 31,
Series                                                                     1993
- -----------------------------------------------------------------------------------
C, D, E, H, J and K (HECO) ............................................   $ 21.00
I (HECO) ..............................................................     20.00
M (HECO) ..............................................................    101.00
A (HELCO) .............................................................    101.00
A (MECO) ..............................................................    101.00
B (MECO) ..............................................................    101.00
===================================================================================

    The following series of cumulative preferred stock are subject to mandatory sinking fund provisions and optional redemption provisions as indicated below:

                                  Annual sinking fund provision          Optional
                             --------------------------------------     redemption
                               Number of shares                            price
                             --------------------      Commencement     December 31,
Series                       Minimum      Maximum          date            1993
- ------------------------------------------------------------------------------------
O (HECO) .................    3,250        6,500         10/15/86         $102.40
Q (HECO) .................    4,000        4,000          1/15/93          111.12
R (HECO) .................   10,000       20,000          1/15/95          107.00
B (HELCO) ................    1,000        2,000          4/15/80          101.00
C (HELCO) ................    1,000        2,000         10/15/85          101.55
D (HELCO) ................      500          500         10/15/88          106.91
E (HELCO) ................      500          500         10/15/90          107.46
F (HELCO) ................   10,000       20,000          1/15/00          106.68
D (MECO) .................      950        1,900          7/15/89          101.52
E (MECO) .................    1,000        2,000         10/15/86          102.50
F (MECO) .................    1,000        2,000         10/15/92          105.07
G (MECO) .................    8,333       16,667          1/15/00          106.68
====================================================================================

    Shares redeemed under the annual sinking fund provisions are redeemable at par value of $100.

    Under optional redemption provisions, shares are redeemable at the option of the respective company at redemption prices shown above (except that prior to specific dates, no shares of certain series of preferred stock may be redeemed through refunding at a cost of money to the respective company which is less than the dividend rate of such series).

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


    In December 1993, HELCO and MECO issued $7,000,000 and $5,000,000, respec-tively, of non-mandatorily redeemable preferred stock with a dividend rate of 7.625%. Both series of stock are redeemable at the option of the respective company beginning in 2003.

    The total minimum sinking fund requirements on preferred stock subject to mandatory redemption are $1,320,000 in 1994, $2,220,000 in 1995, 1996 and 1997,
$1,795,000 in 1998 and $36,955,000 thereafter.

    HECO is obligated to make dividend, redemption and liquidation payments on the preferred stock of MECO and HELCO if MECO and HELCO are unable to make such payments, provided that such obligation is subordinated to any obligation to make payments on HECO's own preferred stock.


3 o COMMON STOCK

    In 1993, 1992 and 1991 HECO issued 897,111, 681,635 and 1,330,048 shares of common stock to its parent, HEI, for $45 million, $33 million and $61 million, respectively.


4 o LONG-TERM DEBT

    The first mortgage bonds are secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective companies.

    In December 1992, the Department of Budget and Finance of the State of Hawaii (DBF) issued $60 million in tax-exempt special purpose revenue bonds (Series 1992) on behalf of HECO ($40 million), HELCO ($12 million) and MECO ($8 million). The bonds are at a fixed rate of 6.55%.

    In November 1993, the DBF issued $100 million in tax-exempt special purpose revenue bonds (Series 1993) on behalf of HECO ($50 million), HELCO ($20 million) and MECO ($30 million). The bonds are at a fixed rate of 5.45% and were issued at a discount of $2 million.

    The funds on deposit with trustees represent the undrawn proceeds from the issuance of the special purpose revenue bonds and earn interest at market rates. These funds are available only to pay for certain authorized construction projects and certain expenses related to the bonds.

    In December 1993, HECO and its subsidiaries issued $70 million of unsecured debt. This issuance is comprised of a $20 million 5.15% note due in 1996 (HECO), a $30 million 5.83% note due in 1998 (HECO), a $10 million 4.85% note due in 1995 (HELCO) and a $10 million 5.15% note due in 1996 (MECO). The HELCO and MECO notes are unconditionally guaranteed by HECO.

    At December 31, 1993, the aggregate payments of principal required on long-term debt during the next five years are $47,960,000 in 1994, $20,933,000 in 1995, $29,933,000 in 1996, $12,933,000 in 1997, $29,933,000 in 1998 and
$343,044,000 thereafter.


5 o SHORT-TERM BORROWINGS

    Short-term borrowings from nonaffiliates at December 31, 1993 and 1992 consisted entirely of commercial paper.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries

    The Company maintained bank lines of credit which totaled approximately $107.5 million and $135.0 million at December 31, 1993 and 1992, respectively. The lines of credit support the issuance of commercial paper. There were no borrowings against any line of credit during 1993 and 1992. Effective January 1, 1994, the Company's bank lines of credit totaled $85.0 million.

6 o REGULATORY ASSETS

    Regulatory assets at December 31, 1993 and 1992 include the following deferred costs:

                                                                   December 31,
                                                               --------------------
(in thousands)                                                  1993         1992
- -----------------------------------------------------------------------------------
Postretirement benefits other than pensions ...............    $17,866      $  --
Income taxes ..............................................     16,176         --
Preliminary plant costs on suspended project ..............      6,577         --
Vacation earned, but not yet taken ........................      5,494         --
Unamortized debt expense on retired issuances .............      5,435       4,983
Integrated resource planning costs ........................      4,661       1,730
Other .....................................................      4,403         955
                                                               -------      ------
                                                               $60,612      $7,668
                                                               =======      ======

    The Company intends to apply to the PUC in 1994 for recovery of the preliminary plant costs on a suspended project.

7 o INCOME TAXES

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

    Effective January 1, 1993, the Company adopted SFAS No. 109. The resulting change in the method of accounting for income taxes had no material effect on net income for the year ended December 31, 1993 primarily due to the regulated nature of the Company. The net increase in deferred income taxes arising from the adoption of SFAS No. 109 is recoverable through future rates and has been recorded as a regulatory asset. Under SFAS No. 109, additional income tax expense of $828,000 resulted from the 1% increase in the maximum corporate income tax rate enacted by the Omnibus Budget Reconciliation Act of 1993.

    The components of income taxes charged to operating expenses were as follows:

(in thousands)                                     1993         1992         1991
- -----------------------------------------------------------------------------------
FEDERAL:
   Current ....................................   $33,556      $33,516      $21,361
   Deferred ...................................       432      (10,130)         594
   Deferred tax credits, net ..................    (2,260)      (1,740)      (1,730)
                                                  -------      -------      -------
                                                   31,728       21,646       20,225
                                                  -------      -------      -------
STATE:
   Current ....................................     1,402        1,090        2,144
   Deferred ...................................      (123)      (1,074)         267
   Deferred tax credits, net ..................     4,000        4,592        1,501
                                                  -------      -------      -------
                                                    5,279        4,608        3,912
                                                  -------      -------      -------
Total .........................................   $37,007      $26,254      $24,137
                                                  =======      =======      =======

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


    Income tax benefits related to nonoperating activities, included in "Other Net" on the income statement, amounted to $109,000, $2,411,000 and $321,000 for 1993, 1992 and 1991, respectively. Of the $2,411,000 income tax benefits related to nonoperating activities in 1992, $2,019,000 is a tax benefit arising from the utilization of a capital loss carryforward.

    The sources of timing differences and the related deferred tax amounts under Accounting Principles Board Opinion No. 11 included in operating expenses in 1992 and 1991 were as follows:


(in thousands)                                                      1992         1991
- ---------------------------------------------------------------------------------------
Excess of tax depreciation over book straight-line
   depreciation rates ........................................    $    952      $ 2,108
Contributions in aid of construction and customer advances,
   net .......................................................      (6,095)      (2,773)
Interest capitalized for tax purposes ........................      (3,347)      (1,967)
Excess of tax depreciation over book depreciation due to
   basis differences .........................................       1,631        1,324
Excess of tax pension deduction over book
   expense ...................................................         --         2,728
Gain on sale of land deferred for book purposes ..............      (4,737)         --
Other ........................................................         392         (559)
                                                                  --------      -------

Total ........................................................    $(11,204)     $   861
                                                                  ========      =======


    Deferred income taxes related to timing differences in the recognition of nonoperating revenues and expenses for tax and financial reporting purposes in 1992 and 1991 were not significant.

    A reconciliation between income taxes charged to operating expenses and the amount of income taxes computed at the federal statutory rates on income before income taxes and preferred stock dividends is as follows:


(dollars in thousands)                                   1993         1992         1991
- -----------------------------------------------------------------------------------------
Federal statutory income tax rate ..................        35%          34%          34%
                                                        =======      =======      =======

Amount at the federal statutory income tax
   rate ............................................    $33,331      $27,920      $24,695
Allowance for funds used during construction not
   included in taxable income ......................        --        (2,375)      (1,403)
State income taxes on operating income, net of
   effect on federal income taxes ..................      3,431        3,139        2,473
Difference between book and tax straight-line
   depreciation for which no deferred taxes were
   provided ........................................        --         3,015        2,676
Amortization of deferred tax credits ...............         84       (1,720)      (1,677)
Amortization of contributions in aid of
   construction ....................................        --        (1,658)      (1,476)
Amortization of federal deferred taxes in excess
   of current rates ................................        (64)      (1,675)      (1,537)
Other ..............................................        225         (392)         386
                                                        -------      -------      -------

Income taxes charged to operating expenses .........    $37,007      $26,254      $24,137
                                                        =======      =======      =======

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


    Deferred tax assets and deferred tax liabilities were comprised of the following:

                                                                  December 31,
(in thousands)                                                        1993
- -------------------------------------------------------------------------------
Deferred tax assets:
   Property, plant and equipment .................................. $  5,810
   Contributions in aid of construction and customer
      advances ....................................................   44,932
   Other ..........................................................   13,625
                                                                    --------

                                                                      64,367
                                                                    --------

Deferred tax liabilities:
   Property, plant and equipment ..................................  153,765
   Regulatory assets ..............................................    6,236
   Other ..........................................................   11,815
                                                                    --------

                                                                     171,816
                                                                    --------

Net deferred tax liability ........................................ $107,449
                                                                    ========

    There was no valuation allowance provided for deferred tax assets as of December 31, 1993.


8 o CASH FLOWS

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash paid during 1993, 1992 and 1991 for interest (net of capitalized amounts which were not material) and income taxes was as follows:

(in thousands)                                      1993      1992      1991
- -----------------------------------------------------------------------------
Interest ...................................      $31,875   $30,021   $34,444
                                                  =======   =======   =======

Income taxes ...............................      $34,796   $30,472   $25,957
                                                  =======   =======   =======


SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES

    The allowance for equity funds used during construction, which was charged to construction in progress amounted to $6,973,000, $6,781,000 and $3,998,000 in 1993, 1992 and 1991, respectively. Effective in 1993, the Company recognized the estimated fair value of noncash contributions in aid of construction received in 1993 and prior years, which increased both plant and contributions in aid of construction by $26,105,000.


9 o MAJOR CUSTOMERS

    HECO and its subsidiaries derived 10% of their operating revenues from the sale of electricity to federal government agencies amounting to $90,614,000 in 1993, $78,020,000 in 1992 and $77,087,000 in 1991.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


10 o RETIREMENT BENEFITS

PENSIONS

    HECO and its subsidiaries participate in several of HEI's defined benefit pension plans which cover substantially all employees of HECO and its subsidiaries. Benefits are based on the employee's years of service and base compensation.

    The funded status of HECO and its subsidiaries' portion of the HEI pension plans and the amounts recognized in the consolidated financial statements at December 31, 1993 and 1992 were as follows:

                                                              December 31,
                                                           -------------------
(in thousands)                                               1993      1992
- ------------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested .............................................    $270,802   $225,751
   Nonvested ..........................................      40,791     28,424
                                                           --------   --------
                                                           $311,593   $254,175
                                                           ========   ========

Projected benefit obligation ..........................    $399,858   $314,233
Plan assets at fair value, primarily equity securities
   and fixed income investments .......................     386,912    332,865
                                                           --------   --------

Projected benefit obligation in excess of (less than)
   plan assets ........................................      12,946    (18,632)
Unrecognized prior service cost .......................        --           (2)
Unrecognized net gain .................................       9,374     43,111
Unrecognized net transition obligation ................     (21,440)   (23,737)
Adjustment required to recognize minimum
   liability ..........................................         321        465
                                                           --------   --------
Accrued pension liability .............................    $  1,201   $  1,205
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

    Net periodic pension cost included the following components:



(in thousands)                                      1993      1992       1991
- -------------------------------------------------------------------------------
Service cost-benefits earned during the period .. $ 9,861    $ 8,935    $ 8,461
Interest cost on projected benefit obligation ...  25,437     25,735     23,515
Actual return on plan assets .................... (53,703)   (13,427)   (70,089)
Net amortization and deferral ...................  33,564     (5,614)    52,663
                                                  -------    -------    -------

Net periodic pension cost ....................... $15,159    $15,629    $14,550
                                                  =======    =======    =======

    Of these net periodic pension costs, $9,663,000, $9,801,000 and $9,670,000 were expensed in 1993, 1992 and 1991, respectively, and the remaining amounts were charged primarily to electric utility plant and plant-related accounts.

    For all pension plans, as of December 31, 1993 and 1992, the discount rate assumed in determining the actuarial present value of the projected benefit obligation was 7.0% and 8.5%, respectively. For 1993, 1992 and 1991, the expected long-term rate of return on assets was 8.0% and the assumed rate of increase in future compensation levels was 5.0%.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


    The unrecognized net transition obligation is the projected benefit obligation in excess of plan assets at January 1, 1987, less amounts amortized. The unrecognized net transition obligation is being amortized over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides medical, dental, vision, life insurance and other benefits to eligible employees upon their retirement. Retirees contribute toward the cost of medical, dental and vision benefits based on their years of service and retirement date. Currently, no funding has been provided for these benefits. Employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans.
Through December 31, 1992, the cost of postretirement benefits other than pensions had not been recognized until paid (i.e., the pay-as-you-go method). Accordingly, no provision had been made for future benefits to existing or retired employees. Payments for postretirement benefits other than pensions amounted to $3,100,000 and $3,200,000 in 1992 and 1991, respectively.

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

    In February 1992, the PUC opened a generic docket to determine whether
SFAS No. 106 should be adopted for rate-making purposes. On July 15, 1993, the PUC issued an interim decision and order in the generic docket, amending an earlier interim decision and order to state that it is probable that its final decision will allow, for rate-making purposes, the full costs of postretirement benefits other than pensions calculated on the basis of SFAS No. 106. Upon request of the Company, on January 11, 1994, the PUC issued another interim decision and order, which stated that it has "determined that it will allow each utility to calculate, for ratemaking purposes, the full costs of postretirement benefits other than pensions on an accrual basis, rather than the current pay-as-you-go basis." The PUC further stated that it has not yet decided whether to adopt SFAS No. 106 in its entirety or with modifications, but it reaffirmed that "(1) it is probable that the final decision and order in these dockets will allow, for ratemaking purposes, the full costs of postretirement benefits other than pensions calculated on the basis of SFAS 106; and (2) it is probable that the difference between the costs of post-retirement benefits other than pensions determined under SFAS 106 and the current pay-as-you-go method from January 1, 1993, through the effective date of the postretirement benefits step increases...will be recovered ratably through future rates over a period not extending beyond 2013."

    Based upon these interim decisions and orders, the Company recognized a regulatory asset and deferred for financial reporting purposes the difference between the costs of postretirement benefits other than pensions determined under SFAS No. 106 and such costs under the pay-as-you-go method. The regulatory asset totaled approximately $17,866,000 as of December 31, 1993.

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

    The accrued liability for postretirement benefits other than pensions was as follows:

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


                                                                December 31,
(in thousands)                                                     1993
- ----------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees .................................................   $ 58,861
   Fully eligible active plan participants ..................     30,772
   Other active plan participants ...........................     48,072
                                                                --------

                                                                 137,705
Unrecognized net loss........................................       (819)
Unrecognized net transition obligation ......................   (119,020)
                                                                --------

Accrued liability recognized in the balance sheet ...........   $ 17,866
                                                                ========


    As of December 31, 1993, the discount rate and the assumed rate of increase in future compensation levels used to measure the accumulated postretirement benefit obligation were 7.0% and 5.0%, respectively.

    Net periodic postretirement benefit cost included the following components:

(in thousands)                                                     1993
- ----------------------------------------------------------------------------

Service cost .................................................  $ 5,115
Interest cost ................................................   10,426
Net amortization and deferral ................................    6,264
                                                                -------

Net periodic postretirement benefit cost .....................  $21,805
                                                                =======

    Of the net periodic postretirement benefit cost, $2,362,000 was expensed in 1993, and the remaining amounts were charged primarily to regulatory assets, electric utility plant and plant-related accounts.

    As of December 31, 1993, the assumed health care trend rates for 1994 and future years were as follows: medical, 7.0%; dental, 5.5% and vision, 4.5%.

    A 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $22.4 million and the service and interest costs for 1993 by approximately $3.1 million.


11 o COMMITMENTS AND CONTINGENCIES

FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS

    To assure access to a long-term supply of residual fuel oil and diesel fuel, HECO has contractual agreements to purchase a minimum amount of 0.5% sulfur residual fuel oil and 0.4% sulfur diesel fuel annually through 1995.
The fuel oil prices under these contracts are tied to the market prices of
products as reported in Singapore and the U.S. Pacific Northwest.   Based on
the average price per barrel at January 1, 1994, the amount of required purchases for 1994 approximates $83 million. HECO's subsidiaries have contractual agreements through 1995 under which the amount of required purchases for 1994 approximates $43 million based on the average price per barrel at January 1, 1994. The actual amount of purchases in 1994 could vary substantially from such estimates as a result of changes in the market price of fuel oil and other factors. HECO and its subsidiaries purchased $205 million, $216 million and $251 million of fuel under these or prior contractual agreements in 1993, 1992 and 1991, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


    At December 31, 1993, the Company had purchase commitments other than fuel and power purchase contracts amounting to approximately $61 million.

POWER PURCHASE AGREEMENTS

    In general, payments under the major power purchase agreements are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. The energy charges will vary over the terms of the agreements and the Company may pass on changes in the fuel component of the energy charges to customers through energy cost adjustment clauses in its rate schedules. The Company does not operate nor participate in the operation of any of the facilities that provide power under the major agreements. Title to the facilities does not pass to the Company upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

    As of December 31, 1993, the Company had power purchase agreements for 473 megawatts (MW) of firm capacity representing approximately 22% of their generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $107 million annually in 1994 and 1995, between $99 million and $106 million annually from 1996 through 2015, between $50 million and $77 million annually from 2016 through 2022 and $4 million annually from 2023 through 2028.

    HECO is disputing certain amounts billed each month under its power purchase agreements with Kalaeloa Partners, L.P. (Kalaeloa) and AES Barbers Point, Inc. (AES-BP) and has withheld payment of some of the disputed amounts, pending resolution. With respect to the billings from Kalaeloa, HECO believes that it has counterclaims which would mitigate, if not more than offset, the disputed amounts billed by Kalaeloa. Disputed amounts billed by Kalaeloa and AES-BP through December 31, 1993 totaled approximately $2.1 million and $1.5 million, respectively. Approximately $0.5 million of the total disputed amounts, if paid, are includable in HECO's energy cost adjustment clause, and would be passed through to customers.

    HECO has not recognized any portion of the disputed amounts as an expense or liability in its financial statements. Discussions between HECO and Kalaeloa, and HECO and AES-BP to resolve the disputed billing amounts are continuing. In the event the parties are unable to settle the disputes, both the Kalaeloa and AES-BP power purchase agreements contain provisions whereby either party to the agreement may cause the dispute to be submitted to binding arbitration. Kalaeloa has requested that its dispute with HECO be arbitrated and this arbitration process has commenced. Based on information currently available, HECO's management believes that the ultimate outcome of these disputes will not have a material adverse effect, if any, on the Company's consolidated financial condition and results of operations.

    HELCO's power purchase agreements include an amended power purchase agreement with Hamakua Sugar Company (Hamakua), a power purchase agreement with Puna Geothermal Ventures (PGV) and a power purchase agreement with Hilo Coast Processing Company (HCPC). Hamakua is in a Chapter 11 bankruptcy proceeding and is now conducting a final sugar cane harvest over a period of 10 to 16 months, which began in July 1993. During the harvest, Hamakua has agreed to supply HELCO with 8 MW of firm capacity under an amendment to HELCO's existing power purchase agreement. PGV, an independent geothermal power producer which had experienced substantial delays in commencing commercial operations, passed an acceptance test in June 1993 and is now considered to be a firm capacity source for 25 MW. HCPC, which provides

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


18 MW of firm capacity, has announced that it will discontinue harvesting sugar cane in the second half of 1994, but has stated that it intends to continue generating power using coal supplemented by biomass materials and diesel fuel oil.

HECO POWER OUTAGE

    On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. One major transmission line was de-energized for routine maintenance when two major transmission lines tripped, causing another major transmission line to become overloaded and automatically trip.
An island-wide power outage resulted. Power was restored over the next twelve hours. The PUC initiated an investigation of the outage by its order dated April 16, 1991. This investigation was consolidated with a pending investigation of an outage that occurred in 1988. The parties to the investigation (HECO, Consumer Advocate and United States Department of Defense) agreed that HECO should retain an independent consultant to investigate the cause of the line trip. The PUC approved HECO's retention of Power Technologies, Inc. (PTI). PTI's report, with more than 100 recommendations, was submitted to the PUC in August 1993 and HECO filed its comments on the PTI recommendations with the PUC in November 1993. Management cannot predict the timing and outcome of any decision and order to be issued by the PUC with respect to the outages or with respect to the recommendations made by PTI.

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

HELCO RELIABILITY INVESTIGATION

    In July 1991, following service interruptions and rolling blackouts instituted on the island of Hawaii, the PUC issued an order calling for an investigation into the reliability of HELCO's system.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


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

    HELCO's generation margin has improved with the addition of a 20-MW combustion turbine in August 1992, PGV's commencement of commercial operations and Hamakua's temporary return to commercial operation (see "Power purchase agreements" herein). HELCO is proceeding with plans to install a 20-MW combustion turbine in July 1995 and a second 20-MW combustion turbine in September 1995, followed by an 18-MW heat steam recovery generator in October 1997, at which time these units will be converted to a combined-cycle unit, subject in each case to obtaining necessary permits. In the opinion of management, the PUC's adjustment, if any, resulting from the reliability investigation will not have a material adverse effect upon the Company's consolidated financial condition or results of operations.

12 o REGULATORY RESTRICTIONS ON DISTRIBUTIONS TO PARENT

    At December 31, 1993, net assets (assets less liabilities) of approximately $313 million were not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval.

13 o RELATED-PARTY TRANSACTIONS

    HEI charged HECO and its subsidiaries for general management, administrative and support services totaling $2,258,000, $5,604,000 and $5,133,000 in 1993, 1992 and 1991, respectively. As of January 1, 1993, HEI refined its method of identifying costs chargeable to its subsidiaries, resulting in less allocations to subsidiaries.

    HEI also charged HECO for data processing services totaling $3,563,000, $3,231,000 and $2,355,000 in 1993, 1992 and 1991, respectively.

    HECO's borrowings from HEI totaled $12,000,000 and nil at December 31, 1993 and 1992, respectively. The interest charged on short-term borrowings from HEI is computed based on HECO's short-term borrowing interest rate. Interest charged by HEI to HECO totaled $1,795,000, $232,000 and $981,000 in 1993, 1992 and 1991, respectively.

14 o SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

    HECO and its subsidiaries are operating electric public utilities engaged in business on the islands of Oahu, Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries grant credit to customers, all of whom reside or conduct business in the State of Hawaii.

15 o CHANGE IN ACCOUNTING ESTIMATE

    In September 1991, the Company revised the method of estimating unbilled kilowatthour sales and revenues. The revised method results in more accurate estimates. The effect of this change in accounting estimate resulted in a nonrecurring increase in the Company's consolidated net income of $3.8 million for 1991.

16 o DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for certain financial instruments.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS. The carrying amount approximates fair value because of the short maturity of these instruments.

SHORT-TERM BORROWINGS. The carrying amount approximates fair value because of the short maturity of these investments.

LONG-TERM DEBT. Fair value is estimated based on the quoted market prices for the same or similar issues for debt.

CUMULATIVE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION. There are no quoted market prices for the Company's preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

    The estimated fair values of the Company's financial instruments are as follows:

                                       December 31, 1993     December 31, 1992
                                      --------------------  -------------------
                                                Estimated             Estimated
                                      Carrying    fair      Carrying    fair
(in thousands)                         amount     value      amount     value
- -------------------------------------------------------------------------------
FINANCIAL ASSETS:
   Cash and equivalents .............. $  1,922  $  1,922   $ 30,883  $ 30,883

FINANCIAL LIABILITIES:
   Short-term borrowings from
      nonaffiliates and affiliate .... $ 40,928  $ 40,928   $122,176  $122,176
   Long-term debt, net, including
      amounts due within one year .... $484,736  $506,089   $374,835  $378,785

PREFERRED STOCK SUBJECT TO MANDATORY
   REDEMPTION, INCLUDING SINKING FUND
   REQUIREMENTS ...................... $ 46,730  $ 49,583   $ 48,920  $ 51,437
===============================================================================

LIMITATIONS. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include inventories, property, plant and equipment, regulatory assets, deferred income taxes, unamortized tax credits and contributions in aid of construction. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries


17 o SUMMARIZED FINANCIAL INFORMATION

Summarized financial information for HECO's consolidated subsidiaries, HELCO and MECO, is as follows:

HAWAII ELECTRIC LIGHT COMPANY, INC.

                                                             December 31,
                                                      ------------------------
(in thousands)                                            1993         1992
- ------------------------------------------------------------------------------
BALANCE SHEET DATA
Current assets ........................................ $ 22,161     $ 18,199
Noncurrent assets .....................................  297,847      247,065
                                                        --------     --------
                                                        $320,008     $265,264
                                                        ========     ========
Common stock equity ................................... $102,438     $ 87,413
Cumulative preferred stock:
   Not subject to mandatory redemption ................   10,000        3,000
   Subject to mandatory redemption ....................    8,100        8,600
Current liabilities ...................................   42,615       27,319
Noncurrent liabilities ................................  156,855      138,932
                                                        --------     --------
                                                        $320,008     $265,264
                                                        ========     ========

                                                 Years ended December 31,
                                            ----------------------------------
(in thousands)                                1993         1992         1991
- ------------------------------------------------------------------------------
INCOME STATEMENT DATA
Operating revenues ......................   $113,579     $104,904     $101,384
Operating income ........................   $ 11,902     $ 10,951     $ 13,033
Net income for common stock .............   $  5,807     $  5,770     $  7,384

MAUI ELECTRIC COMPANY, LIMITED

                                                             December 31,
                                                      ------------------------
(in thousands)                                            1993         1992
- ------------------------------------------------------------------------------

BALANCE SHEET DATA
Current assets .......................................  $ 31,465      $ 22,426
Noncurrent assets ....................................   252,680       209,083
                                                        --------      --------
                                                        $284,145      $231,509
                                                        ========      ========
Common stock equity ..................................  $ 97,569      $ 87,226
Cumulative preferred stock:
  Not subject to mandatory redemption ................     8,000         3,000
  Subject to mandatory redemption ....................     7,135         7,725
Current liabilities ..................................    35,027        23,654
Noncurrent liabilities ...............................   136,414       109,904
                                                        --------      --------
                                                        $284,145      $231,509
                                                        ========      ========

                                                 Years ended December 31,
                                            ----------------------------------
(in thousands)                                1993         1992         1991
- ------------------------------------------------------------------------------
INCOME STATEMENT DATA
Operating revenues .......................  $114,256     $105,343     $101,870
Operating income .........................  $ 13,518     $ 12,379     $ 12,336
Net income for common stock ..............  $  9,274     $  8,770     $  7,851

INDEPENDENT AUDITORS' REPORT



The Board of Directors
  and Shareholder
Hawaiian Electric Company, Inc.:


We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Company, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes. Additionally, as discussed in Note 10 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.



\s\ KPMG Peat Marwick

Honolulu, Hawaii
February 11, 1994

CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Hawaiian Electric Company, Inc.(a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and Subsidiaries

   Selected quarterly consolidated financial information for 1993 and 1992 is as follows:


(in thousands)                                  Quarter ended
- -------------------------------------------------------------------------------------  Year ended
1993                           March 31      June 30          Sept.30       Dec. 31      Dec. 31
- -------------------------------------------------------------------------------------------------
Operating revenues .......... $205,560(3)   $218,158(3)      $234,484(3)   $215,808(3)   $874,010

Operating income ............   13,705(3)     22,862(1,2,3)    20,377(1,3)   21,141(1,3)   78,085

Net income for common stock..    7,462(3)     16,465(1,2,3)    14,548(1,3)   13,230(1,3)   51,705

=================================================================================================

1992
- -------------------------------------------------------------------------------------------------

Operating revenues .......... $173,095      $176,613         $206,580(4)   $220,641(4)   $776,929

Operating income ............   17,223        18,555           21,368(4)     19,893(4)     77,039

Net income for common stock..   10,507        11,483           13,866(4)     13,297(4)     49,153
=================================================================================================


(1) Includes an adjustment to establish a regulatory asset for the difference between postretirement benefits other than pension costs determined under SFAS No. 106 and such costs under the pay-as-you-go method. The effect was approximately $9.1 million, $4.4 million and $4.4 million on a pre-tax basis for the second, third and fourth quarters, respectively ($5.5 million, $2.7 million and $2.7 million, respectively on an after-tax basis.)

(2) Includes a nonrecurring adjustment to establish a regulatory asset for vacation earned but not yet taken by employees. The effect was approximately $4.2 million on a pre-tax basis ($2.6 million on an after-tax basis.)

(3) Includes interim rate increases granted to MECO, primarily to cover the costs of a phased installation of a combined-cycle generating unit on Maui.

(4) Includes rate increases to primarily cover a pass-through of firm capacity and nonfuel energy payments associated with the AES-BP power purchase agreement.

DIRECTORS AND OFFICERS

HAWAIIAN ELECTRIC COMPANY,                        HAWAII ELECTRIC LIGHT               MAUI ELECTRIC COMPANY,
INC.                                              COMPANY, INC.                       LIMITED
A wholly owned subsidiary of                      A wholly owned subsidiary           A wholly owned subsidiary
Hawaiian Electric Industries,                     of Hawaiian Electric                of Hawaiian Electric
Inc.                                              Company, Inc.                       Company, Inc.


DIRECTORS                                         SUBSIDIARY DIRECTORS                SUBSIDIARY DIRECTORS
(Age), year first elected or appointed.(1)
ROBERT F. CLARKE (51), 1990                       HARWOOD D. WILLIAMSON               HARWOOD D. WILLIAMSON
RICHARD HENDERSON (65), 1979                      RICHARD HENDERSON                   JOSEPH W. HARTLEY, JR.
BEN F. KAITO(2) (67), 1975                        RICHARD T. ISHIDA                   THOMAS J. JEZIERNY
MILDRED D. KOSAKI(2) (69), 1973                   WARREN H. W. LEE                    SANFORD J. LANGA
PAUL A. OYER (53), 1985                           DENZIL W. ROSE                      B. MARTIN LUNA
DIANE J. PLOTTS(2) (58), 1991                     DONALD K. YAMADA                    ANNE M. TAKABUKI
THURSTON TWIGG-SMITH (72), 1967
HARWOOD D. WILLIAMSON (62), 1985
PAUL C. YUEN (65), 1993

- ---------
(1) All directors serve one year terms.
(2) Audit Committee member.


OFFICERS                                          SUBSIDIARY OFFICERS                 SUBSIDIARY OFFICERS
ROBERT F. CLARKE                                  HARWOOD D. WILLIAMSON               HARWOOD D. WILLIAMSON
Chairman of the Board                             Chairman of the Board               Chairman of the Board

HARWOOD D. WILLIAMSON                             WARREN H. W. LEE                    THOMAS J. JEZIERNY
President and Chief Executive                     President                           President
Officer
                                                  PAUL A. OYER                        PAUL A. OYER
T. MICHAEL MAY                                    Financial Vice President            Financial Vice President
Senior Vice President                             and Treasurer                       and Treasurer

JOAN M. DIAMOND                                   EDWARD Y. HIRATA                    EDWARD Y. HIRATA
Vice President--Human Resources                   Vice President                      Vice President

JACKIE MAHI ERICKSON                              MOLLY M. EGGED                      MOLLY M. EGGED
Vice President--General Counsel                   Secretary                           Secretary

CHARLES M. FREEDMAN                               MICHAEL F. H. CHANG                 MARVIN A. HAWTHORNE
Vice President--Corporate Relations               Assistant Treasurer                 Assistant Treasurer

EDWARD Y. HIRATA                                  MARVIN A. HAWTHORNE                 DUANE T. HAYASHI
Vice President--Planning                          Assistant Treasurer                 Assistant Treasurer

GEORGE T. IWAHIRO                                 WILLIAM J. STORMONT                 MICHAEL E. KAM
Vice President--Engineering                       Assistant Secretary                 Assistant Treasurer

RICHARD L. O'CONNELL                                                                  STANLEY T. NAKAMOTO
Vice President--Customer Relations                                                     Assistant Treasurer

PAUL A. OYER                                                                          JESSIE K. AKAGI
Financial Vice President and Treasurer                                                Assistant Secretary

DAVID M. RODRIGUES
Vice President--Corporate Excellence

ERNEST T. SHIRAKI
Controller

MOLLY M. EGGED
Secretary

MARVIN A. HAWTHORNE
Assistant Treasurer





                                       33