Form 10-K/A, Exhibit 13
period 1994-12-31
HAWAIIAN ELECTRIC INDUSTRIES INC; HAWAIIAN ELECTRIC CO INC
filed 1995-08-22
CIK 354707, 46207

                                                               HEI Exhibit 13(a)

SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries


Years ended December 31                  1994           1993              1992                1991                 1990
- --------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)
RESULTS OF OPERATIONS
Revenues                               $1,188,523     $1,142,170        $1,031,383         $  993,242          $  928,702
Net income (loss)
    Continuing operations              $   73,030     $   61,684        $   61,715         $   55,620          $   42,895
    Discontinued operations                    --        (13,025)          (73,297)              (794)                707
- --------------------------------------------------------------------------------------------------------------------------
                                       $   73,030     $   48,659        $  (11,582)        $   54,826          $   43,602
==========================================================================================================================
Earnings (loss) per common share
    Continuing operations              $     2.60     $     2.38        $     2.54         $     2.43          $     1.99
    Discontinued operations                    --          (0.50)            (3.02)             (0.03)               0.03
- --------------------------------------------------------------------------------------------------------------------------
                                       $     2.60     $     1.88        $    (0.48)        $     2.40          $     2.02
==========================================================================================================================
Return on average common equity              11.0%           8.2%             (2.1)%             10.0%                8.7%
==========================================================================================================================
FINANCIAL POSITION *
Total assets                           $5,174,464     $4,521,592        $4,142,768         $3,716,872          $3,502,023
Deposit liabilities of the
 savings bank subsidiary                2,129,310      2,091,583         2,032,869          1,615,361           1,511,291
Advances from Federal Home
 Loan Bank to the savings bank
 subsidiary                               616,374        289,674           194,099            258,593             205,716
Long-term debt, net                       718,240        697,836           582,475            525,641             463,362
Preferred stock of electric
 utility subsidiaries
 Subject to mandatory redemption           44,844         46,730            48,920             50,665              52,210
 Not subject to mandatory redemption       48,293         48,293            36,293             36,293              36,293

Stockholders' equity                      682,089        643,028           547,741            581,446             510,543

COMMON STOCK DATA
Book value per common share *               23.80          23.23             22.12              24.36               23.29
Market price range per common share
    High                                    36.50          38.88             44.63              37.88               40.00
    Low                                     29.88          31.00             34.75              29.38               27.25
    Yearend                                 32.38          35.88             37.25              36.75               31.63
Dividends per common share                   2.33           2.29              2.25               2.21                2.17
Dividend payout ratio                          90%           121%               nm                 92%                107%
Dividend payout ratio-continuing
 operations                                    90%            95%               88%                91%                109%
Market price to book value
 per common share *                           136%           154%              168%               151%                136%
Price earnings ratio **                      12.5x          15.1x             14.7x              15.1x               15.9x
Common shares outstanding
 (thousands)
    Weighted average                       28,137         25,938            24,275             22,882              21,559
    Geographic distribution
     of ownership *
      State of Hawaii ***                   7,278          6,969             6,663              6,399               6,100
      Other                                21,377         20,706            18,099             17,468              15,818
- --------------------------------------------------------------------------------------------------------------------------
            Total shares
             outstanding                   28,655         27,675            24,762             23,867              21,918
- --------------------------------------------------------------------------------------------------------------------------
Stockholders by geographic
 distribution *
   State of Hawaii ***                     21,896         22,092            21,305             20,441              18,053
   Other                                   18,830         18,374            16,891             15,598              13,883
- --------------------------------------------------------------------------------------------------------------------------
        Total stockholders                 40,726         40,466            38,196             36,039              31,936
==========================================================================================================================

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

SEGMENT FINANCIAL INFORMATION
- --------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries


Years ended December 31                1994                 1993              1992
- --------------------------------------------------------------------------------------
(in thousands)
REVENUES
Electric utility                     $  913,719          $  879,110        $  778,690
Savings bank                            215,525             199,734           202,995
Other                                    59,279              63,326            49,698
- --------------------------------------------------------------------------------------
                                     $1,188,523          $1,142,170        $1,031,383
======================================================================================
OPERATING INCOME (LOSS)
Electric utility                     $  136,628          $  119,565        $  103,841
Savings bank                             42,525              44,117            31,327
Other                                    (5,020)             (6,044)            1,051
- --------------------------------------------------------------------------------------
                                     $  174,133          $  157,638        $  136,219
======================================================================================
DEPRECIATION AND AMORTIZATION OF
 PROPERTY, PLANT AND EQUIPMENT
Electric utility                     $   63,779          $   55,960        $   53,856
Savings bank                              3,551               3,167             2,852
Other                                     4,926               5,187             5,220
- --------------------------------------------------------------------------------------
                                     $   72,256          $   64,314        $   61,928
======================================================================================
CAPITAL EXPENDITURES
Electric utility                     $  195,525          $  212,916        $  188,323
Savings bank                             11,316               3,920             4,828
Other                                     2,749               3,822             4,283
- --------------------------------------------------------------------------------------
                                     $  209,590          $  220,658        $  197,434
======================================================================================
IDENTIFIABLE ASSETS (AT
 DECEMBER 31)
Electric utility                     $1,889,120          $1,703,276        $1,501,330
Savings bank                          3,115,651           2,618,485         2,461,694
Other                                   169,693             199,831           179,072
- --------------------------------------------------------------------------------------
                                      5,174,464           4,521,592         4,142,096
Net assets of discontinued                   --                  --               672
 operations
- --------------------------------------------------------------------------------------
                                     $5,174,464          $4,521,592        $4,142,768
======================================================================================

As of January 1, 1993, Hawaiian Electric Industries, Inc. (HEI) refined its method of determining costs chargeable to its subsidiaries by identifying additional common costs categories, increasing the number of cost causation factors used to allocate common costs and utilizing timesheets. The refinements resulted in lower allocations to subsidiaries and more expenses retained at corporate in 1993 and 1994.

HEI's principal segments are as follows:

ELECTRIC UTILITY
- --------------------------------------------------------------------------------
Hawaiian Electric Company, Inc. and its wholly owned subsidiaries, Hawaii
Electric Light Company, Inc. and Maui Electric Company, Limited, are operating electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the Public Utilities Commission of the State of Hawaii (PUC).

SAVINGS BANK
- --------------------------------------------------------------------------------
American Savings Bank, F.S.B. (ASB) is a Federally chartered savings bank providing a full range of banking services to individual and corporate customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision and the Federal Deposit Insurance Corporation, and is also subject to regulations of the Board of Governors of the Federal Reserve System.

OTHER
- --------------------------------------------------------------------------------
Hawaiian Tug & Barge Corp. provides tugboat and charter barge services in Hawaii and the Pacific area and, together with its subsidiary, Young Brothers, Limited
(YB), provides general freight and containerized cargo transportation between the Hawaiian Islands. YB operates as an authorized common carrier that services all major ports in Hawaii under the Hawaii Water Carrier Act and is regulated by the PUC.

Malama Pacific Corp. and its wholly owned subsidiaries invest in and develop real estate.

HEI Investment Corp. invests primarily in leveraged leases.

Pacific Energy Conservation Services, Inc. (PECS) is a nonutility service company formed in 1994 to promote energy conservation in Hawaii and the Pacific Basin. PECS had no operations in 1994.

Other also includes amounts for HEI, HEI Diversified, Inc. and intercompany eliminations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------
The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. (HEI) and its subsidiaries (collectively, the Company) reported net income of $2.60 per share in 1994, due to the results of its major operating segments-the electric utility and the savings bank-partly offset by losses in the "other" segment. Earnings per share from continuing operations for 1994 increased 9% over 1993 due primarily to increased electric utility earnings.

  Many factors affected HEI's 1994 consolidated results, including Hawaii's economic environment. Although Hawaii's economy grew rapidly in the late 1980's, the economy slowed from 1991 through 1993 due to the effects of the Gulf War and Hurricane Iniki as well as the U.S. and Japan recessions. In 1994, for the first time in many years, Hawaii's unemployment rate exceeded the national average. This unusual recessionary period appears to be over. A modest economic recovery began in 1994 led by Hawaii's key industry, tourism. Visitor arrivals were up about 5.4% over 1993, the first annual increase since 1990, largely as a result of U.S. economic expansion and the economic recovery in Japan. However, the near-term impact of the January 1995 earthquake in Japan, the flood in Los Angeles and the devaluation of the Mexican peso on visitor arrivals to Hawaii is uncertain.

  The Company from time to time considers various strategies designed to enhance its competitive position and to increase its ability to adapt to and anticipate changes in its businesses. These strategies may include the formation or acquisition of new businesses. The Company may from time to time be engaged in preliminary discussions, either internally or with third parties, regarding these potential strategies. No assurances can be given as to whether any of these strategies will be successfully implemented or any potential transaction will actually occur, or the ultimate effect of any such transaction or strategy on the Company's financial condition or competitive position. In 1995, HEI is forming a new subsidiary to pursue independent power projects in Asia, beginning with the Philippines.

  With continuing economic growth in the U.S. and Asia and the stabilization of the construction industry and defense spending in Hawaii, Hawaii's economy is expected to continue its recovery and grow moderately during the second half of the 1990's. By providing essential services in Hawaii, HEI management believes that the Company is well positioned to take advantage of Hawaii's projected growth.

CONSOLIDATED
- --------------------------------------------------------------------------------

                                                        %                   %                   %
                                            1994     CHANGE     1993     change     1992     change
- ---------------------------------------------------------------------------------------------------
(in millions, except per share amounts)
Revenues                                   $1,189         4    $1,142        11    $1,031         4
Operating income                              174        10       158        16       136         2

Net income (loss)
  Continuing operations                    $ 73.0        18    $ 61.7        --    $ 61.7        11
  Discontinued operations                      --       100     (13.0)       82     (73.3)       nm
- ---------------------------------------------------------------------------------------------------
                                           $ 73.0        50    $ 48.7        nm    $(11.6)       nm
===================================================================================================
Earnings (loss) per common share
  Continuing operations                    $ 2.60         9    $ 2.38        (6)   $ 2.54         5
  Discontinued operations                      --       100     (0.50)       83     (3.02)       nm
- ---------------------------------------------------------------------------------------------------
                                           $ 2.60        38    $ 1.88        nm    $(0.48)       nm
===================================================================================================
Weighted average number of common
 shares outstanding                          28.1         8      25.9         7      24.3         6

Effective tax rate for continuing
 operations                                    42%                 43%                 32%


nm   Not meaningful.

The following discussion should be read in conjunction with the segment discussions.

 . The increase in 1994 net income from continuing operations compared to 1993 was due to improved results of the electric utility and "other" segments, partly offset by a 2% decrease in net income of the savings bank segment.

 . 1993 results include $15.0 million in after-tax losses from the settlement of a lawsuit involving the discontinued operations of The Hawaiian Insurance & Guaranty Co., Limited and its subsidiaries (the HIG Group) and $2.0 million in after-tax gain from the reversal of a reserve after the sale of the discontinued operations of Hawaiian Electric Renewable Systems, Inc. (HERS), the Company's former wind energy business.

 . 1993 income from continuing operations was flat when compared to 1992 and included increases in net income from the savings bank and electric utility segments, offset by an increase in net loss from the "other" segment.

 . 1992 results include $73.3 million in after-tax losses from the discontinued operations of the HIG Group and HERS. Higher earnings from continuing operations resulted from increases at the electric utility and savings bank segments.

 . The effective tax rate was higher in 1994 and 1993 than in 1992 primarily due to the following: (1) a 1% increase in the federal income tax rate commencing in 1993; (2) the use of gross-up accounting for income taxes related to the allowance for funds used during construction (AFUDC) under Statement of Financial Accounting Standards (SFAS) No. 109 effective January 1, 1993; (3) the treatment of Maritime Administration Capital Contribution Fund (CCF) contributions as temporary (rather than permanent) differences between financial reporting and tax income under SFAS No. 109 effective January 1, 1993; and (4) the utilization of capital loss carryforwards in 1992.

 . Dividends per common share increased in 1994 to $2.33, from $2.29 in 1993 and $2.25 in 1992. HEI and its predecessor company, Hawaiian Electric Company, Inc.
(HECO), have paid dividends continuously since 1901. Dividends per share have been higher each year since 1964. Although the Company's long-term goal is to have dividend growth keep pace with inflation, the Company believes that recent payout ratios (the percentages of earnings paid out in dividends) have been too high. The Company believes that a payout ratio of 80% or less is more appropriate and, in the future, hopes to increase earnings faster than dividends to reduce the payout ratio. One of the keys to improved earnings is continued regulatory support as evidenced by timely rate case decisions by the Hawaii Public Utilities Commission (PUC). Another key to long-term growth in earnings is growth and expansion of the Company. Thus, the Company is looking at opportunities to grow in Hawaii, Asia and the Pacific.

Following is a general discussion of revenues, expenses and operating income by business segment. Segment information is also shown in "Segment Financial Information" on page 26 and in the "Notes to Consolidated Financial Statements."

ELECTRIC UTILITY
- --------------------------------------------------------------------------------

                                                       %                  %                  %
                                            1994    CHANGE     1993    change     1992    change
- ------------------------------------------------------------------------------------------------
(in millions, except per barrel amounts
 and number of employees)
Revenues/1/                                $  914        4    $  879       13    $  779        5
Expenses
Fuel oil                                      187      (12)      213       (5)      226      (18)
Purchased power                               272        5       259       50       173       62
Other                                         318       11       287        4       276        7
Operating income                              137       14       120       15       104        4
Allowance for funds used
   during construction                         13       21        11       22         9       67
Net income                                     62       19        52        5        49       18
Average price per barrel of fuel oil/1/     18.92      (10)    21.09        7     19.69      (14)
Kilowatthour sales                          8,593        3     8,325       --     8,332        3
Number of employees                         2,219       --     2,226        5     2,118        5

/1/ The rate schedules of the electric utilities contain energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased energy costs, and the relative amounts of company-generated power and purchased power. Accordingly, changes in fuel oil and certain components of purchased energy costs are passed on to customers.

 . In 1994, the electric utilities' revenues increased 4% compared to 1993 primarily due to rate relief granted by the PUC and a 3.2% increase in kilowatthour sales of electricity, partly offset by lower fuel oil prices. The kilowatthour sales increase reflects the gradual recovery of Hawaii's economy and the effects of warmer weather. Fuel oil expense declined because of lower fuel oil prices and lower company generated kilowatthours. Purchased power expense was higher due to an increase in kilowatthours purchased. The 11% increase in other expenses was due to a 14% increase in depreciation expense as a result of plant additions, a 12% increase in other operation and maintenance expenses and a 6% increase in taxes, other than income taxes. Other operation and maintenance expenses in 1994 increased partly because 1993 expenses reflect a one-time reduction of $4 million due to the establishment under SFAS No. 71 of a regulatory asset for vacation earned by employees, but not yet taken. Operating income for 1994 increased 14% compared to 1993 due in part to rate relief and higher kilowatthour sales, partly offset by the increased expenses. Consolidated HECO's return on average common equity for 1994 was 10.2%, compared to 9.7% for 1993 and 10.5% for 1992.

 . 1993 revenues increased 13% over 1992 due in part to rate relief received in late 1992, primarily to recover purchased power expenses. Kilowatthour sales of electricity for the year were down 0.1% compared to 1992 primarily because of cooler weather, a downturn in Hawaii's economy and conservation. Fuel oil expense was lower despite higher fuel oil prices because fewer kilowatthours were generated as purchased power increased. Purchased power expense increased with a full year of purchases from a major independent power producer. The 4% increase in other expenses was partly due to a 4% increase in depreciation expense as a result of plant additions and a 13% increase in taxes, other than income taxes. Operating income for 1993 increased 15% compared to 1992 due in part to rate relief, lower management service fees from HEI and the one-time reduction in expense due to the establishment of a regulatory asset for vacation earned by employees, but not yet taken.

 . 1992 revenues increased 5% over 1991 due to higher kilowatthour sales of electricity and rate relief, partly offset by lower fuel oil prices. Higher 1992 operating income was primarily due to rate relief and increased kilowatthour sales, offset in part by higher expenses. Net income increased 18% as a result of the higher operating income and higher AFUDC due to higher construction work-in-progress balances. HECO and its subsidiaries do not provide electric service to the island of Kauai and were not significantly affected by Hurricane Iniki, which struck Kauai in September 1992.

COMPETITION

The electric utility industry has become increasingly competitive due to regulatory and technological developments. Competition is affected by factors including price, reliability of service, new technologies and governmental regulations. Competition in Hawaii is also affected by the scarcity of generation sites and lack of interconnections.

  The Energy Policy Act of 1992 encourages competition by allowing both utilities and nonutilities to form generation subsidiaries without becoming subject to regulation under the Public Utility Holding Company Act of 1935. To date, HECO and its subsidiaries have not faced this type of competition. However, management cannot predict the future impact, if any, of the Energy Policy Act of 1992 on the Company.

  On the demand-side, a new kind of competitor-the energy service company-is seeking customers in government and private business and promising to help them reduce utility bills. On Oahu, one of these companies worked with a large military housing project, installing energy-efficient equipment that decreased the facility's electricity consumption by one-third. In August 1994, HEI formed a new nonutility energy service company, Pacific Energy Conservation Services, Inc. (PECS), to promote energy conservation in Hawaii and the Pacific Basin. PECS is considering potential projects to install, finance, operate and maintain energy conservation equipment, while sharing a percentage of the saved energy costs with its clients.

  In response to increased competition, HECO and its subsidiaries are looking at strategies to enhance their competitive position, including increasing efforts to provide reliable electric service at a reasonable cost, offering customers new choices regarding the services provided and promoting new technologies like electric vehicles.

REGULATION OF ELECTRIC UTILITY RATES

The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries and in other matters. Any adverse decision by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a decision in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim decision in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final decision. Interim rate increases are subject to refund with interest, pending the final outcome of the case.

RECENT RATE REQUESTS

Postretirement benefits other than pensions
- -------------------------------------------

In November 1994, the PUC issued a decision and order in a generic docket opened in February 1992 with respect to the accounting and rate-making treatment of the costs of postretirement benefits other than pensions (PBOP). The decision and order authorized full recovery of PBOP costs determined pursuant to SFAS No. 106, effective January 1, 1995. The decision and order also allowed the recovery of the regulatory assets related to PBOP costs, over the next 18 years. These regulatory assets were recognized by HECO, Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO) and Young Brothers, Limited (YB) for PBOP costs accrued from January 1, 1993 through December 31, 1994 and amounted to $36.7 million for the four companies at December 31, 1994. This order will result in additional annual revenues of approximately $10.0 million, $1.8 million, $1.9 million and $1.0 million for HECO, HELCO, MECO and YB, respectively, to cover the increase in PBOP expense. See Note 17 in the "Notes to Consolidated Financial Statements," for further information.

Hawaiian Electric Company, Inc.
- -------------------------------

 . In July 1993, HECO applied to the PUC for permission to increase electric rates, based on a 1994 test year and a 12.6% return on average common equity (which was later increased to 12.75%). The increase requested, as subsequently revised, represented an increase of 8.6% over rates in effect at the time of the revised filing, or $53.8 million in additional annual revenues. The revised requested increase was needed to cover rising operating costs (including PBOP costs discussed above) and to cover the cost of new capital projects to maintain and improve service reliability.

  In December 1994, HECO received a final decision and order from the PUC authorizing a $40.5 million, or 6.5%, increase in annual revenues, effective January 1, 1995 and based on a 12.15% return on average common equity. The order granted HECO an increase of approximately $3.5 million in annual revenues, in addition to reaffirming interim increases that took effect in April, May and November 1994. The final decision and order, together with the PBOP decision and order, resulted in $50.5 million of annual rate relief.

 . In December 1993, HECO applied to the PUC for permission to increase electric rates, based on a 1995 test year and a 12.3% return on average common equity (which was later increased to 13.25%). The requested increase, as subsequently revised, represented an increase of approximately 5%, or $38.5 million in additional annual revenues, over rates in effect at the time of the revised filing (which rates included interim rate relief granted on the 1994 test year application). The revised requested increase is needed to cover rising operating costs (including PBOP costs discussed above) and costs of new capital projects to maintain and improve service reliability.

  The PUC completed hearings in November 1994 on HECO's rate increase request based on a 1995 test year. In December 1994, HECO received an interim decision and order authorizing an increase of $13.2 million, or 1.9%, in annual revenues. Approximately $10.6 million of the interim increase took effect January 1, 1995, which was the beginning of the test year. The balance is effective in steps in May and November 1995. The interim order was based on a 12.6% return on average common equity.

Hawaii Electric Light Company, Inc.
- -----------------------------------

 . In November 1993, HELCO applied to the PUC for permission to increase electric rates to provide $15.8 million in annual revenues, or a 13.4% increase over the rates then in effect. The requested increase is based on a 1994 test year and a 12.4% return on average common equity (which was later increased to 13.1%). The increase is needed to cover the costs of plant and equipment, operating costs necessary to maintain and improve service and provide reliable power and PBOP costs discussed above. In February 1995, HELCO received a final decision and order from the PUC authorizing a $13.7 million, or 11.8%, increase in annual revenues, based on a 12.6% return on average common equity. The order granted HELCO an increase of approximately $0.1 million in annual revenues, in addition to reaffirming interim increases that took effect in August and November 1994. The final decision and order, together with the PBOP decision and order, resulted in $15.5 million of annual rate relief.

 . In June 1994, HELCO filed a notice of intent to file an application for a general rate increase using a 1995 test year. The increase is expected to be required primarily to cover investments in new generating units. The application has not yet been filed and may be filed based on a 1996 test year.

Maui Electric Company, Limited
- ------------------------------

 . In November 1991, MECO filed a request to increase rates. In January 1993, MECO revised its requested increase to $11.4 million annually, or 10% over the rates then in effect, based on a 13.0% return on average common equity. Most of the proposed increase reflected the costs of adding a 58-MW combined-cycle generating unit on Maui in three phases and PBOP costs discussed above. In 1993, MECO received four interim decisions which authorized step increases totaling $8.2 million in annual revenues. In August 1994, MECO received the final decision and order from the PUC granting an increase of $8.1 million in annual revenues, or approximately 7.0%, based on a 12.75% return on average common equity. That action, together with the PBOP decision and order, resulted in $10 million of annual rate relief.

 . In December 1994, MECO filed a notice of intent to request rate relief, based on a 1996 test year.

  Management cannot predict with certainty when decisions in pending or future rate cases will be rendered or the amount of any interim or final rate increase that will be granted.

SAVINGS BANK
                                               %                   %                   %
                                   1994     CHANGE     1993     change     1992     change
- ------------------------------------------------------------------------------------------
(in millions)
Revenues                          $  216         8    $  200        (2)   $  203         2
Net interest income                   99         4        96        23        78        21
Operating income                      43        (4)       44        41        31        24
Net income                            25        (2)       25        36        19        24
Interest-earning assets
 Average balance                  $2,700        15    $2,356         7    $2,207        15
 Weighted average yield             7.53%       (6)     8.01%       (8)     8.73%      (11)
Interest-bearing liabilities
 Average balance                  $2,611        13    $2,306         6    $2,171        14
 Weighted average rate              3.98%       (1)     4.02%      (24)     5.28%      (20)
Interest rate spread                3.55%      (11)     3.99%       16      3.45%        6

American Savings Bank, F.S.B. (ASB) earnings depend primarily on net interest income, the difference between the interest income earned on interest-earning assets (loans receivable, mortgage-backed securities and investments) and interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, demand for real estate financing, availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans and expenses from operations.

 . 1994 net interest income increased 4% over 1993, despite an 11% decrease in interest rate spread, due to a $392 million higher average balance of loans and mortgage-backed securities. Operating and net income declined slightly due to an increased provision for loan losses, higher compensation and employee benefits expenses and higher trading portfolio losses. The decline was offset in part by interest income on a tax refund from an amended tax return.

  In 1994, the federal funds rate, which is the rate charged by banks for overnight loans to each other and which has a significant influence on consumer rates, increased 2.5% to 5.5%. In February 1995, the federal funds rate increased 0.5% to 6.0%.

  The demand for mortgage loans has decreased partly due to the rising interest rates and the slow real estate market. Also, the recent recession in Hawaii contributed to a trend of increased loan delinquencies. In 1994, nonaccrual and renegotiated loans increased $17 million and the allowance for loan losses increased $3 million. As Hawaii's economy begins its recovery, management expects to see a reversal in the trend of increased delinquencies.

  Another unfavorable trend has been the outflow of deposits partly due to competition from money market funds. In 1994, there was a small increase in deposits due to interest credited, partly offset by an outflow of deposit accounts. For funding loans and purchasing mortgage-backed securities, ASB has turned to higher cost advances from the Federal Home Loan Bank and securities sold under agreements to repurchase. The use of higher cost sources of funds put downward pressure on ASB's interest rate spread.

  The decrease in interest rate spread can also be attributed to the changing interest rate environment. During 1993, falling interest rates resulted in improved interest rate spreads as interest-bearing liabilities repriced downward at a faster pace than interest-earning assets. During 1994, the rising interest rates caused the cost of interest-bearing liabilities to increase. However, yields on interest-earning assets in 1994 decreased 48 basis points due in part to 1993's refinancings and repricing of adjustable loans and mortgage-backed securities. In the future, ASB's cost of interest-bearing liabilities may further increase, which may result in a decreased interest rate spread and lower net interest income. If interest rates stabilize, however, ASB's spread is expected to improve as adjustable-rate mortgages reprice to market levels.

 . 1993 net interest income increased 23% over 1992 due to the significantly lower cost of funds and a higher average balance of loans. The 1993 interest rate spread increased 16% over 1992. The increase in net interest income was partially offset by higher administrative and general expenses, including $0.8 million of higher federal insurance premiums for deposits.

 . 1992 net interest income increased 21% over 1991 due largely to a higher average balance of interest-earning assets, a low interest rate environment and a 6% increase in the interest rate spread resulting from an inflow of low-cost deposits. The $290 million increase in the average balance of interest-earning assets was funded primarily with low-cost deposits.

OTHER
                                         %                  %                 %
                              1994    CHANGE     1993    change    1992    change
- ---------------------------------------------------------------------------------
(in millions)
Revenues                     $  59        (6)   $  63        27    $  50       (8)
Operating income (loss)         (5)       17       (6)       nm        1      (86)

nm  Not meaningful.

The "Other" business segment includes results of operations from Hawaiian Tug & Barge Corp. (HTB) and its subsidiary, YB, which are maritime freight transportation companies; HEI Investment Corp. (HEIIC), which is a company primarily holding investments in leveraged leases; Malama Pacific Corp. (MPC) and its subsidiaries, which are real estate investment and development companies; PECS, a newly formed energy service company with no operations in 1994; HEI and HEI Diversified, Inc. (HEIDI), parent companies; and eliminations of intercompany transactions.

 . The freight transportation subsidiaries recorded operating income of $3.6 million in 1994, compared with an operating loss of $0.1 million in 1993 and operating income of $3.4 million in 1992. The increase in 1994 was due in part to higher harbor assists and contract tows and a gain on the sale of a barge. Despite YB's rate increases in 1993, HTB's consolidated operating results were down significantly in 1993 compared to 1992 due in part to lower charter revenues at HTB, the termination of an oil hauling contract in mid-1992 and losses on the sale of vessels when HTB exited the heavy fuel-oil shipping business. The decrease in operating income in 1992 was due in part to higher maintenance costs from drydocking more barges and higher depreciation expense. HTB and YB have been hampered by Hawaii's recent recession and decreased construction activity.

  In May 1994, YB filed an application with the PUC to increase rates by approximately $2.4 million annually. In September 1994, YB filed a stipulated agreement with the PUC indicating YB and the Consumer Advocate had agreed to stipulate to a 6% general rate increase, or approximately $2.0 million annually. The increase took effect in December 1994. Also, see the PBOP discussion under the "Electric utility - Recent rate requests" section.

 . In 1993, HEIIC refinanced the nonrecourse debt supporting a leveraged lease, resulting in additional income, which was largely offset by the cumulative effect of the 1% federal income tax rate increase. No new investments are currently planned for HEIIC.

 . MPC's operating loss was $1.5 million in 1994, compared with an operating loss of $0.6 million in 1993 and $1.3 million in 1992. MPC's real estate development activities have been impacted by the slow real estate market in Hawaii. MPC sold fewer units in 1994 than 1993 and fewer units in 1993 than 1992. Writedowns were taken for the carrying value of certain real estate projects in 1994, 1993 and 1992. See Note 6 in the "Notes to Consolidated Financial Statements" for a further discussion on MPC and its subsidiaries.

 . The HEI and HEIDI corporate operating loss increased $1.0 million in 1994 compared to 1993 due in part to higher employee benefits expense. The HEI and HEIDI corporate operating loss increased $4.6 million in 1993 compared to 1992 primarily due to a refinement in the method of identifying costs chargeable to subsidiaries, resulting in lower allocations to subsidiaries and more expenses retained at corporate. See page 26 for more information on the corporate allocation methodology refinement.

DISCONTINUED OPERATIONS
- --------------------------------------------------------------------------------
See Note 2 in the "Notes to Consolidated Financial Statements" for information on the discontinued operations of the HIG Group and HERS.

ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION
- --------------------------------------------------------------------------------
The electric utility companies and YB follow the accounting prescribed by SFAS
No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 provides guidance in preparing financial statements for most public utilities. Under SFAS No. 71, if regulation provides assurance that incurred costs will be recovered in the future, those costs must be capitalized rather than expensed.
If the continued application of SFAS No. 71 would no longer be appropriate--due to increased competition or regulatory, legislative or judicial actions or otherwise--the financial effects of the resulting accounting change, including a write-off of all regulatory assets, could be material.

ENVIRONMENTAL MATTERS
- --------------------------------------------------------------------------------
HEI and its subsidiaries are subject to numerous laws and regulations which are designed to protect the environment, and include air and water quality controls, hazardous waste and toxic substance controls and the Federal Oil Pollution Act of 1990. HEI's electric utility subsidiaries are exempt from certain environmental requirements applicable on the U.S. mainland. For example, the electric utility subsidiaries are exempt from the acid rain provisions of the 1990 Clean Air Act amendments. However, HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries in complying with these environmental requirements would be allowed by the PUC. However, as with other costs reviewed by the PUC in the rate-making process, costs incurred by HECO and its subsidiaries in complying with these environmental requirements may not be fully allowed by the PUC for rate-making purposes. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.

ELECTRIC AND MAGNETIC FIELDS
- --------------------------------------------------------------------------------
Research is ongoing about the potential adverse health effects from exposure to electric and magnetic fields (EMF). However, the scientific community has not yet reached a consensus on the nature of any health effects. HECO and its subsidiaries are participating in utility industry funded studies on the subject and are taking steps to reduce EMF, where practical, in the design of new transmission and distribution facilities. The Company cannot predict the impact, if any, the EMF issue may have on the Company in the future.

EFFECTS OF INFLATION
- --------------------------------------------------------------------------------
Inflation, as measured by the U.S. Consumer Price Index, averaged 2.6% in 1994 and 3.0% in 1993 and 1992. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on HEI's operations.

  Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utility companies, replace assets at much higher costs and must request rate relief to maintain adequate earnings. In the past, the PUC has generally approved rate relief to cover the effects of inflation. In 1992, 1993 and 1994, the electric utility companies received rate relief, in part to cover increases due to inflation in operating expenses and construction costs.

ACCOUNTING CHANGES
- --------------------------------------------------------------------------------
See Note 1 in the "Notes to Consolidated Financial Statements."

LIQUIDITY AND CAPITAL RESOURCES
- -------------------------------------------------------------------------------

CONSOLIDATED
- -------------------------------------------------------------------------------

The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and to cover debt and other cash requirements in the foreseeable future.

  The Company's total assets were $5.2 billion and $4.5 billion at December 31, 1994 and 1993, respectively. Asset growth in 1994 stemmed from growth in ASB's loan and mortgage-backed securities portfolios and capital expenditures by the electric utility companies.

  The consolidated capital structure of HEI was as follows:

December 31                                    1994            1993
- ------------------------------------------------------------------------
(in millions)
Short-term borrowings                      $  137     8%   $   40      3%
Long-term debt, net                           718    44       698     47
Preferred stock of electric utility
 subsidiaries                                  93     6        95      6
Common stock equity                           682    42       643     44
- ------------------------------------------------------------------------
                                           $1,630   100%   $1,476    100%
========================================================================

ASB's deposit liabilities, securities sold under agreements to repurchase and advances from the Federal Home Loan Bank are not included in the table above.

  HEI plans to maintain its debt and equity structure close to the levels at December 31, 1994 and 1993 through the issuance of short-term and long-term debt, the issuance of preferred stock by the electric utilities, retained earnings and the issuance of common stock by HEI through public offerings, the Dividend Reinvestment and Stock Purchase Plan and other plans.

  As of February 15, 1995, the Standard & Poor's (S&P), Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co.'s (Duff & Phelps) ratings of HEI's and HECO's securities were as follows:

                                       S&P      Moody's   Duff & Phelps
- ------------------------------------------------------------------------

HEI
- ---

Medium-term notes                      BBB      Baa2      BBB+
Commercial paper                       A-2      P-2       Duff 2

HECO
- ----

First mortgage bonds                   BBB+     A3        A
Unsecured notes                        BBB      Baa1      A-
Cumulative preferred stock             BBB      baa1      BBB+
Commercial paper                       A-2      P-2       Duff 1-

The above ratings are not recommendations to buy, sell or hold any securities, and such ratings may be subject to revision or withdrawal at any time by the rating agencies.


In January 1995, S&P revised its ratings outlook on HEI and HECO to "stable" from "negative" citing recent PUC decisions which demonstrate a continuing trend of regulatory support for the electric utility subsidiaries' heavy construction program and HEI's commitment to a well balanced capital structure. Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital to HEI or HECO.

  At December 31, 1994, $178 million of a $250 million registered medium-term note program was available for offering by HEI.

  Operating activities provided net cash of $130 million in 1994, $139 million in 1993 and $98 million in 1992. Investing activities such as capital expenditures and the origination and purchases of loans and mortgage-backed securities accounted for a significant portion of the net cash used of $713 million in 1994, $352 million in 1993 and $392 million in 1992. Financing activities provided net cash of $554 million in 1994, $172 million in 1993 and $395 million in 1992. In 1994, significant amounts of cash came from the net increases in advances from the Federal Home Loan Bank, securities sold under agreements to repurchase and short-term borrowings.

  A portion of net assets of HECO and ASB are not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are not expected to significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet other cash obligations. (See Note 18 in the "Notes to Consolidated Financial Statements.")

  Total HEI consolidated financing requirements for 1995 through 1999, including net capital expenditures, debt retirements (excluding repayments of Advances to Federal Home Loan Bank and repurchases of securities sold under agreements to repurchase) and sinking fund requirements, are currently estimated to total $1.1 billion. Of this amount, approximately $0.8 billion are for net capital expenditures (mostly relating to the electric utility companies' net capital expenditures described below). HEI consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 56% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. Over the five-year period 1995 through 1999, HEI estimates that it will require approximately $161 million in common equity, other than retained earnings, which is expected to be provided principally by HEI's Dividend Reinvestment and Stock Purchase Plan and the Hawaiian Electric Industries Retirement Savings Plan.

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

ELECTRIC UTILITY
- --------------------------------------------------------------------------------
HECO's consolidated capital structure was as follows:

December 31                                    1994             1993
- ------------------------------------------------------------------------
(in millions)
Short-term borrowings from
   nonaffiliates and affiliate             $  118     9%   $   41      3%
Long-term debt, net                           489    37       485     41
Preferred stock
   Subject to mandatory redemption             45     3        47      4
   Not subject to mandatory redemption         48     4        48      4
Common stock equity                           634    47       570     48
- ------------------------------------------------------------------------
                                           $1,334   100%   $1,191    100%
========================================================================

In 1994, the electric utility companies used $186 million in cash for capital expenditures and $29 million for common stock dividends. Operations provided $102 million in cash and $15 million of cash came from third-party contributions in aid of construction. Financing activities provided $78 million, including a $77 million net increase in short-term borrowings. Also, HEI provided $30 million of cash through its purchase of HECO common stock.

  The electric utility's consolidated financing requirements for 1995 through 1999, including net capital expenditures, debt retirements and sinking fund requirements, are estimated to total $850 million. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are currently expected to provide approximately 60% of the total $850 million requirements, with debt and equity financing providing the remaining requirements. HECO currently estimates that it will require approximately $60 million in common equity, other than retained earnings, over the five-year period 1995 through 1999. The PUC must approve issuances of long-term debt and equity for HECO, HELCO and MECO.

  Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 1995 through 1999 are currently estimated to total $750 million. Approximately 70% of gross capital expenditures, including AFUDC and capital expenditures funded by third party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 30% primarily for generation projects. At December 31, 1994, purchase commitments other than fuel and power purchase contracts were approximately $83 million, including amounts for construction projects. (Also see Note 4 in the "Notes to Consolidated Financial Statements" for a discussion of fuel and power purchase commitments.)

  For 1995, electric utility net capital expenditures are estimated to be $170 million and gross capital expenditures are estimated to be $205 million, of which approximately 65% is for transmission and distribution projects. An estimated $40 million is planned for new generation projects. Drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, sales of common stock to HEI and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.

  Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of kilowatthour sales and peak load, the availability of alternate energy and purchased power, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate relief, escalation in construction costs, demand-side management programs and requirements of environmental and other regulatory and permitting authorities.

  In January 1995, the Department of Budget and Finance of the State of Hawaii issued tax-exempt special purpose revenue bonds in the principal amount of $47 million, with a maturity of 30 years and a fixed coupon interest rate of 6.60%, and loaned the proceeds from the sale to HECO, HELCO and MECO. The bonds were issued at a discount, resulting in a yield of approximately 6.75%. As of December 31, 1994, an additional $170 million of revenue bonds had been authorized by the Hawaii Legislature for issuance prior to the end of 1997.

SAVINGS BANK
- ------------------------------------------------------------------------------------------
December 31                                     1994                           1993
- ------------------------------------------------------------------------------------------
                                                          %                              %
                                           $            change         $            change
- ------------------------------------------------------------------------------------------
(in millions)
Assets                                     $3,116           19         $2,618            6
Loans receivable                            1,824            5          1,735           19
Mortgage-backed securities                  1,067           69            630          (11)
Deposit liabilities                         2,129            2          2,092            3
Securities sold under agreements to
 repurchase                                   123           nm            --          (100)
Advances from Federal Home Loan Bank          616          113            290           49

nm  Not meaningful.

As of September 30, 1994, ASB was the fourth largest financial institution in the state based on total assets of $2.9 billion. In 1994, ASB's total assets increased primarily due to originations and purchases of loans and mortgage-backed securities of $937 million, partly offset by repayments of $413 million. Loans and deposits continued to grow in 1994, although at a slower pace than in 1993 and 1992.

   At December 31, 1994, loans which do not accrue interest totaled $23.8 million or 1.31% of net loans outstanding. At the end of 1994, there were only three properties acquired in settlement of loans valued at $0.8 million.

  For 1994, cash used by investing activities was $540 million, due largely to the origination of loans receivable and the purchase of mortgage-backed securities, partly offset by principal repayments. Cash provided by financing activities included a net increase of $327 million in advances from the Federal Home Loan Bank, $122 million in securities sold under agreements to repurchase and $38 million in deposit liabilities, partly offset by common stock dividends of $15 million.

  Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from receipt of interest and principal on outstanding loans receivable and mortgage-backed securities, borrowings from the Federal Home Loan Bank of Seattle, securities sold under agreements to repurchase and other sources. In the last two years, advances from the Federal Home Loan Bank have become a more significant source of funds as the demand for deposits has decreased. Using higher cost sources of funds puts downward pressure on ASB's net interest income.

  Minimum liquidity levels are currently governed by the regulations adopted by the Office of Thrift Supervision (OTS). ASB was in compliance with OTS liquidity requirements as of December 31, 1994.

  OTS regulations require each savings association to have regulatory capital at least sufficient to meet three requirements: tangible capital and core (leverage) capital of 1.5% and 3.0%, respectively, of adjusted total assets; and a risk-based capital standard equal to 8.0% of risk-weighted assets. As of December 31, 1994, ASB was in compliance with the minimum capital requirements with a tangible capital ratio of 4.9%, a core capital ratio of 5.2% and a risk-based capital ratio of 11.4%.

  The OTS adopted a rule adding an interest rate risk (IRR) component to the existing risk-based capital requirement. Institutions with an "above normal" level of IRR exposure may be required to hold additional capital. "Above normal" IRR is defined as any percentage decline in market value of an institution's portfolio equity in excess of 2% of the market value of its assets which would result from an immediate 200 basis point change in interest rates. Although the regulation generally became effective January 1, 1994, the IRR capital deduction, which was to go into effect with the September 1994 Thrift Financial Report, has been waived until the OTS finalizes the process under which institutions may appeal such capital deductions. This means that in calculating the risk-based capital requirement, ASB was not required to deduct capital for IRR, and did not report such a deduction for the December 1994
Thrift Financial Report. However, based on the lowest IRR reported as of the three prior quarter-ends, ASB would not have been required to hold additional capital at December 31, 1994, if the new rule had been in effect at that time.

  The Federal Deposit Insurance Corporation Improvement Act of 1991 established a statutory framework for closer monitoring of insured depository institutions in order to ensure "prompt corrective action" by regulators as an institution's capital position declines. The OTS rules for prompt corrective action, effective on December 19, 1992, define the capital measures for five capital categories (well-capitalized, adequately capitalized, under-capitalized, significantly under-capitalized and critically under-capitalized), and provide for progressively more stringent restrictions and supervision as capital levels decline. To be classified as "well-capitalized," an institution must have a "leverage ratio" of 5%, a "Tier-1 risk-based ratio" of 6% and a "total risk-based ratio" of 10%. As of December 31, 1994, ASB believes that based on OTS capital standards it would have been classified as "well-capitalized" with a leverage ratio of 5.2%, a Tier-1 risk-based ratio of 11.0% and a total risk-based ratio of 11.4%.

  ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for anticipated growth.

  On September 29, 1994, the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Banking Act) was signed into law. The Interstate Banking Act will create a uniform system of interstate banking in the U.S. Also, subject to certain limitations, it will permit interstate branching by U.S. banks, marking a major departure from previous law. Although the Interstate Banking Act applies only to banks, it could nonetheless affect the competitive balance among banks, thrifts and other financial institutions and the level of competition among financial institutions doing business in Hawaii.

INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------
The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes. Additionally, as discussed in Note 17 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.


/s/ KPMG Peat Marwick LLP
Honolulu, Hawaii
January 25, 1995

CONSOLIDATED STATEMENTS OF INCOME
- -------------------------------------------------------------------------------

Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                          1994          1993          1992
- ---------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES
Electric utility                           $  913,719    $  879,110    $  778,690
Savings bank                                  215,525       199,734       202,995
Other                                          59,279        63,326        49,698
- ---------------------------------------------------------------------------------
                                            1,188,523     1,142,170     1,031,383
- ---------------------------------------------------------------------------------
EXPENSES
Electric utility                              777,091       759,545       674,849
Savings bank                                  173,000       155,617       171,668
Other                                          64,299        69,370        48,647
- ---------------------------------------------------------------------------------
                                            1,014,390       984,532       895,164
- ---------------------------------------------------------------------------------
OPERATING INCOME (LOSS)
Electric utility                              136,628       119,565       103,841
Savings bank                                   42,525        44,117        31,327
Other                                          (5,020)       (6,044)        1,051
- ---------------------------------------------------------------------------------
                                              174,133       157,638       136,219
- ---------------------------------------------------------------------------------
Interest expense--electric utility and
 other                                        (54,028)      (53,192)      (47,141)
Allowance for borrowed funds used
 during construction                            4,043         3,869         2,095
Preferred stock dividends of electric
 utility subsidiaries                          (7,163)       (6,518)       (6,710)
Allowance for equity funds used during
 construction                                   9,064         6,973         6,781
- ---------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES                          126,049       108,770        91,244
Income taxes                                   53,019        47,086        29,529
- ---------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS              73,030        61,684        61,715
- ---------------------------------------------------------------------------------
DISCONTINUED OPERATIONS, NET OF INCOME
 TAXES
     Loss from operations                          --            --       (57,090)
     Loss on disposal                              --       (13,025)      (16,207)
- ---------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS                  --       (13,025)      (73,297)
- ---------------------------------------------------------------------------------
NET INCOME (LOSS)                          $   73,030    $   48,659    $  (11,582)
=================================================================================
EARNINGS (LOSS) PER COMMON SHARE
    CONTINUING OPERATIONS                       $2.60         $2.38         $2.54
    DISCONTINUED OPERATIONS                        --         (0.50)        (3.02)
- ---------------------------------------------------------------------------------
                                                $2.60         $1.88        $(0.48)
=================================================================================
DIVIDENDS PER COMMON SHARE                      $2.33         $2.29         $2.25
=================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                            28,137        25,938        24,275
=================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
- -------------------------------------------------------------------------------

Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                          1994          1993          1992
- ---------------------------------------------------------------------------------
(in thousands)
RETAINED EARNINGS, BEGINNING OF YEAR       $  128,318    $  138,484    $  204,663
Net income (loss)                              73,030        48,659       (11,582)
Common stock dividends                        (65,513)      (58,825)      (54,597)
- ---------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR             $  135,835    $  128,318    $  138,484
=================================================================================

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries


December 31                                                  1994                      1993
- -------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents                                   $   87,623                $  116,260
Accounts receivable and unbilled
 revenues, net                                            130,762                   117,116
Inventories, at average cost                               43,126                    39,405
Real estate developments                                   33,956                    29,673
Loans receivable, net                                   1,824,055                 1,735,098
Marketable securities (estimated market
 value $1,051,673 and $710,369)                         1,099,810                   698,755
Other investments                                          77,297                    77,106
Property, plant and equipment, net
    Land                                 $   33,861                $   33,103
    Plant and equipment                   2,220,213                 2,058,201
    Construction in progress                171,251                   129,875
                                         ----------                ----------
                                          2,425,325                 2,221,179
   Less - accumulated depreciation         (747,503)    1,677,822    (678,190)    1,542,989
                                         ----------                ----------
Regulatory assets                                          95,257                    62,543
Other                                                      59,301                    52,983
Goodwill and other intangibles                             45,455                    49,664
- -------------------------------------------------------------------------------------------
                                                       $5,174,464                $4,521,592
===========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                       $   97,210                $   88,628
Deposit liabilities                                     2,129,310                 2,091,583
Short-term borrowings                                     136,755                    40,416
Securities sold under agreements to
 repurchase                                               123,301                        --
Advances from Federal Home Loan Bank                      616,374                   289,674
Long-term debt, net                                       718,240                   697,836
Deferred income taxes                                     172,930                   168,329
Unamortized tax credits                                    45,954                    44,357
Contributions in aid of construction                      178,635                   165,005
Other                                                     180,529                   197,713
- -------------------------------------------------------------------------------------------
                                                        4,399,238                 3,783,541
- -------------------------------------------------------------------------------------------

PREFERRED STOCK OF ELECTRIC UTILITY
 SUBSIDIARIES
Subject to mandatory redemption                            44,844                    46,730
Not subject to mandatory redemption                        48,293                    48,293
- -------------------------------------------------------------------------------------------
                                                           93,137                    95,023
- -------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred stock, no par value,
 authorized 10,000 shares; issued:  none                       --                        --
Common stock, no par value, authorized
 100,000 shares; issued and outstanding:
 28,655 shares and 27,675 shares                          546,254                   514,710
Retained earnings                                         135,835                   128,318
- -------------------------------------------------------------------------------------------
                                                          682,089                   643,028
- -------------------------------------------------------------------------------------------
                                                       $5,174,464                $4,521,592
===========================================================================================

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries


Years ended December 31                         1994         1993         1992
- ------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

Income from continuing operations          $  73,030    $  61,684    $  61,715
Adjustments to reconcile income from
 continuing operations to net cash
 provided by operating activities
   Depreciation and amortization of
     property, plant and equipment            72,256       64,314       61,928
   Other amortization                           (660)         (88)         784
   Deferred income taxes and tax
     credits, net                              9,161        3,164       (4,530)
   Changes in assets and
     liabilities, net of effects from
     disposal of businesses,
     acquisition of partnership
     interest and acquisition of
     control of joint venture
       Decrease (increase) in
         accounts receivable and
         unbilled revenues, net              (13,646)       1,108      (17,515)
       Decrease (increase) in
         inventories                          (3,721)        (453)       2,593
       Decrease (increase) in
         other securities held for
         trading                              45,396      (22,359)      (9,161)
       Increase in regulatory
         assets                               (9,885)      (9,606)      (2,921)
       Increase in accounts payable            8,582        6,248        8,474
       Changes in other assets and
         liabilities                         (17,570)      35,401       (3,614)
- ------------------------------------------------------------------------------
                                             162,943      139,413       97,753
Cash flows used by discontinued
 operations                                  (32,623)         (92)          --
- ------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                  130,320      139,321       97,753
- ------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable originated and
 purchased                                  (515,070)    (557,009)    (585,292)
Principal repayments on loans receivable     225,002      288,932      268,672
Proceeds from sale of loans receivable         2,138          633        5,208
"Held-to-maturity" mortgage-backed
 securities purchased                       (421,649)    (190,517)    (216,289)
Principal repayments on
 "held-to-maturity" mortgage-backed
 securities                                  187,967      269,816      307,364
Capital expenditures                        (200,526)    (213,685)    (190,653)
Contributions in aid of construction          15,112       20,158       17,949
Other                                         (5,695)      29,980       25,953
- ------------------------------------------------------------------------------
                                            (712,721)    (351,692)    (367,088)
Net investment in discontinued
 operations                                       --           --      (24,751)
- ------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES       (712,721)    (351,692)    (391,839)
- ------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposit liabilities           37,727       58,714      417,508
Net increase (decrease) in short-term
 borrowings with original maturities of
 three months or less                        101,688      (93,247)      92,303
Proceeds from other short-term
 borrowings                                    1,008       25,622       36,000
Repayment of other short-term borrowings      (6,357)     (72,707)          --
Proceeds from securities sold under
 agreements to repurchase                    145,669           --       43,000
Repurchase of securities sold under
 agreements to repurchase                    (23,330)     (27,000)    (145,200)
Proceeds from advances from Federal
 Home Loan Bank                              998,200      194,692       32,900
Principal payments on advances from
 Federal Home Loan Bank                     (671,500)     (99,117)     (97,400)
Proceeds from issuance of long-term debt      87,814      193,788       83,736
Repayment of long-term debt                  (75,427)     (70,801)     (43,436)
Proceeds from issuance of electric
 utility subsidiaries' preferred stock            --       12,000           --
Redemption of electric utility
 subsidiaries' preferred stock                (1,886)      (2,190)      (1,745)
Net proceeds from issuance of common
 stock                                        13,602       88,658       18,248
Common stock dividends                       (47,676)     (42,012)     (39,214)
Other                                         (5,768)       5,477       (1,595)
- ------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                  553,764      171,877      395,105
- ------------------------------------------------------------------------------
Net increase (decrease) in cash and
 equivalents                                 (28,637)     (40,494)     101,019
Cash and equivalents, beginning of year      116,260      156,754       55,735
- ------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR          $  87,623    $ 116,260    $ 156,754
==============================================================================

See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------------------------------------
GENERAL
- --------------------------------------------------------------------------------
BASIS OF FINANCIAL STATEMENT PRESENTATION. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

  Material estimates that are particularly susceptible to significant change relate to the determination of regulatory assets, the allowance for loan losses, the provision for costs in excess of net realizable values of real estate projects and the provisions for losses relating to the disposal of discontinued businesses. Management believes that such assets, allowances and provisions have been appropriately established in accordance with generally accepted accounting principles.

CONSOLIDATION. The consolidated financial statements include the accounts of Hawaiian Electric Industries, Inc. (HEI), a holding company, and its direct and indirect wholly owned subsidiaries (collectively, the Company). HEI's subsidiaries are Hawaiian Electric Company, Inc. (HECO), parent company of Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited
(MECO); HEI Diversified, Inc. (HEIDI), parent company of American Savings Bank, F.S.B. (ASB); Hawaiian Tug & Barge Corp. (HTB), parent company of Young Brothers, Limited (YB); Lalamilo Ventures, Inc. (LVI); Malama Pacific Corp.
(MPC), parent company of several real estate subsidiaries; HEI Investment Corp. (HEIIC); and Pacific Energy Conservation Services, Inc.

  All significant intercompany accounts and transactions have been eliminated in consolidation.

PUBLIC UTILITY COMMISSION REGULATION. The electric utility subsidiaries and YB are regulated by the Public Utilities Commission of the State of Hawaii (PUC) and account for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

INVESTMENTS.

DEBT AND EQUITY SECURITIES. In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of SFAS No. 115 effective January 1, 1994, and the implementation of SFAS No. 115 did not have a material effect on the Company's financial condition or results of operations.

  Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

  Equity securities (with readily determinable fair values) and debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

  Equity securities (with readily determinable fair values) and debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

OTHER INVESTMENTS. Investments in joint ventures and other investments for which the Company has the ability to exercise significant influence over the operating and financing policies of the enterprise are accounted for under the equity method.

  For held-to-maturity investments, available-for-sale investments and other investments described above, declines in value determined to be other than
temporary are reflected in net income.   The specific identification method is
used in determining realized gains and losses on the sale of securities.

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

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS. Pension costs are charged primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act.

  Certain health care and/or life insurance benefits are provided to retired employees (substantially all of whom become eligible for these benefits upon retirement) and the employees' beneficiaries and covered dependents. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the expected cost of postretirement benefits other than pensions be accrued during the years in which employees render service (see Note 17). Previously, the cost of these benefits were recognized when paid. The resulting change in the method of accounting for postretirement benefits other than pensions had no material effect on net income for 1993, primarily due to the regulated nature of the electric utility subsidiaries and YB.

  In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize the obligation to provide postemployment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. The Company adopted the provisions of SFAS No. 112 on January 1, 1994. The implementation of SFAS No. 112 did not have a material effect on the Company's financial condition or results of operations.

DEPRECIATION AND AMORTIZATION. Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets.

  Goodwill relates to the acquisition of ASB and is being amortized on a straight-line basis over 25 years. Core deposit intangibles are being amortized each year at the greater of the actual attrition rate of such deposit base or 10% of the original value. Subsequent to its acquisition, ASB evaluates whether later events or circumstances have occurred that indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, ASB will use an estimate of undiscounted future cash flows over the remaining useful life of the asset in measuring whether the intangible asset is recoverable.

ENVIRONMENTAL EXPENDITURES. In general, environmental contamination treatment costs are charged to expense, unless it is probable such costs will be recovered through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service to be recovered in future rates.

INCOME TAXES. The Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1993. Previously, income taxes were recognized in accordance with the provisions of Accounting Principles Board Opinion No. 11. The resulting change in the method of accounting for income taxes had no material effect on net income for 1993, primarily due to the regulated nature of the electric utility subsidiaries and YB (see Note 14).

  Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

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

RECLASSIFICATIONS. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 1994 presentation.

ACCOUNTING CHANGES - 1995 IMPLEMENTATION. In May 1993, the FASB issued SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." The Company adopted the provisions of SFAS No. 114, as amended by SFAS No. 118, effective January 1, 1995. The adoption did not have a material effect on the Company's financial condition and, in the opinion of management, will not have a material effect on the Company's 1995 results of operations.

ELECTRIC UTILITY
- --------------------------------------------------------------------------------
CONTRIBUTIONS IN AID OF CONSTRUCTION. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.

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

SAVINGS BANK
- --------------------------------------------------------------------------------
LOANS RECEIVABLE. Any discount or premium on loans is amortized over the estimated life of the loan using the level-yield method.

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

2. DISCONTINUED OPERATIONS
- --------------------------------------------------------------------------------
HAWAIIAN ELECTRIC RENEWABLE SYSTEMS, INC.
- --------------------------------------------------------------------------------
In October 1992, the HEI Board of Directors ratified management's September 30, 1992 plan to exit the nonutility wind energy business because of chronic mechanical problems with its wind turbines and continuing operating losses. In March 1993, HEI sold the stock of Hawaiian Electric Renewable Systems, Inc.
(HERS) to The New World Power Corporation for an amount which was not material.
In 1993, in connection with the sale of HERS, HEI reversed reserves for HERS' disposal costs that were no longer needed due to the terms of the sale, resulting in a gain on disposal of $2.0 million (net of $1.2 million of income taxes).

  In 1992, HERS operating revenues were $0.6 million, loss from operations was $5.5 million (net of $8.1 million of income tax benefits) and loss on disposal was $8.1 million (net of $9.0 million of income tax benefits).

THE HAWAIIAN INSURANCE & GUARANTY COMPANY, LIMITED
- --------------------------------------------------------------------------------
The Hawaiian Insurance & Guaranty Company, Limited (HIG) and its subsidiaries (collectively, the HIG Group) are property and casualty insurance companies.
HEIDI was the holder of record of all the common stock of HIG until August 16, 1994. In December 1992, due to a significant increase in the estimate of policyholder claims from Hurricane Iniki, the HEI Board of Directors had concluded that it would not contribute additional capital to HIG and the remaining investment in the HIG Group was written off. On December 24, 1992, a formal rehabilitation order vested full control over the HIG Group in the Insurance Commissioner (the Rehabilitator) and her deputies.

  On April 12, 1993, the Rehabilitator, the HIG Group and others filed a complaint against HEI, HEIDI and others. The complaint, which was subsequently amended, set forth several separate counts, including claims to the effect that HEI and/or HEIDI should be held liable for HIG's obligations and claims that directors and officers of HEI, HEIDI and the HIG Group were responsible for the losses suffered by the HIG Group. In 1994, HEI, HEIDI, the named directors and officers, the Rehabilitator and others signed an agreement to settle the lawsuit. In August 1994, $32 million was disbursed to the Rehabilitator, at which time a release of claims against HEI, its affiliates and their past and present officers and directors became effective. HEI is seeking reimbursement for the settlement and defense costs from its insurance carriers. One of HEI's insurance carriers has filed a declaratory relief action seeking resolution of insurance coverage and other policy issues, and HEI has filed counterclaims. Trial is scheduled for October 1995. Recoveries from HEI's insurance carriers, if any, will be recognized when realized.

  The settlement of the lawsuit resulted in a loss on disposal of $15.0 million (net of $9.2 million of income tax benefits) in 1993. In 1992, HIG operating revenues were $80.7 million, loss from operations was $51.6 million (net of $28.5 million of income tax benefits) and loss on disposal was $8.1 million (net of $5.0 million of income tax benefits).

  In December 1994, five insurance agencies, which had served as insurance agents for the HIG Group, filed a complaint against HEI, HEIDI and others. The complaint set forth several causes of action, including breach of contract and piercing the corporate veil. The plaintiffs ask for relief from the defendants, including compensatory damages for lost commissions, lost business and lost profits in an amount to be proven at trial and punitive damages. In the opinion of management, losses, if any, resulting from the ultimate outcome of the lawsuit will not have a material adverse effect on the Company's financial condition or results of operations.

3. SEGMENT FINANCIAL INFORMATION
- --------------------------------------------------------------------------------
Segment financial information on page 26 is incorporated herein by reference.

4. ELECTRIC UTILITY SUBSIDIARY
- --------------------------------------------------------------------------------
Hawaiian Electric Company, Inc. and subsidiaries
Selected consolidated financial information

INCOME STATEMENT DATA
Years ended December 31                        1994        1993            1992
- -------------------------------------------------------------------------------
(in thousands)
REVENUES
Operating revenues                         $907,308    $874,010        $776,929
Other--nonregulated                           6,411       5,100           1,761
- -------------------------------------------------------------------------------
                                            913,719     879,110         778,690
- -------------------------------------------------------------------------------

EXPENSES
Fuel oil                                    186,717     213,285         225,611
Purchased power                             271,636     258,723         172,761
Other operation                             121,740     105,957         105,303
Maintenance                                  46,427      44,281          44,653
Depreciation                                 63,779      55,960          53,856
OpTaxes, other than income taxes             85,877      80,712          71,452
Other--nonregulated                             915         627           1,213
- -------------------------------------------------------------------------------
                                            777,091     759,545         674,849
- -------------------------------------------------------------------------------
Operating income from regulated and
 nonregulated activities                    136,628     119,565         103,841
Allowance for equity funds used during
 construction                                 9,064       6,973           6,781
Interest and other charges                  (40,187)    (37,384)        (35,196)
Allowance for borrowed funds used
 during construction                          4,043       3,869           2,095
- -------------------------------------------------------------------------------
Income before income taxes and
 preferred stock dividends of HECO          109,548      93,023          77,521
Income taxes                                 43,587      36,897          23,843
- -------------------------------------------------------------------------------
Income before preferred stock dividends
 of HECO                                     65,961      56,126          53,678
Preferred stock dividends of HECO             4,316       4,421           4,525
- -------------------------------------------------------------------------------
Net income for common stock                $ 61,645    $ 51,705        $ 49,153
===============================================================================

BALANCE SHEET DATA
December 31                                                      1994          1993
- -------------------------------------------------------------------------------------
(dollars in thousands)
ASSETS
Utility plant, at cost
  Property, plant and equipment                              $2,129,274    $1,976,192
  Less accumulated depreciation                                (702,945)     (641,230)
  Construction in progress                                      164,247       126,342
- -------------------------------------------------------------------------------------
Net utility plant                                             1,590,576     1,461,304
Accounts receivable, net                                         70,708        64,012
Unbilled revenues, net                                           38,435        34,735
Regulatory assets                                                92,524        61,078
Other                                                            96,877        82,147
- -------------------------------------------------------------------------------------
                                                             $1,889,120    $1,703,276
=====================================================================================

CAPITALIZATION AND LIABILITIES
Common stock equity                                          $  633,901    $  570,663
Cumulative preferred stock
  Not subject to mandatory redemption, dividend rates of
   4.25-8.875%                                                   48,293        48,293
  Subject to mandatory redemption, dividend rates of
   7.68-13.75%                                                   44,844        46,730
Long-term debt, net                                             489,586       484,736
- -------------------------------------------------------------------------------------
Total capitalization                                          1,216,624     1,150,422
Short-term borrowings from nonaffiliates and affiliate          117,866        40,928
Deferred income taxes                                           108,362       107,449
Unamortized tax credits                                          44,939        43,348
Contributions in aid of construction                            178,635       165,005
Other                                                           222,694       196,124
- -------------------------------------------------------------------------------------
                                                             $1,889,120    $1,703,276
=====================================================================================

CUMULATIVE PREFERRED STOCK. Certain cumulative preferred shares of HECO and its subsidiaries are redeemable at the option of the respective company at a premium or par. The remaining cumulative preferred shares are subject to mandatory sinking fund provisions at par and optional redemption provisions at a premium. The total sinking fund requirements on preferred stock subject to mandatory redemption from 1995 to 1999 are $2 million each year.

INDEBTEDNESS.  See Notes 10 and 11.

MAJOR CUSTOMERS. The electric utility subsidiaries derived 10% of their operating revenues from the sale of electricity to various federal government agencies amounting to $89 million in 1994, $91 million in 1993 and $78 million in 1992.

COMMITMENTS AND CONTINGENCIES.

FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS. HECO and its subsidiaries have contractual agreements to purchase a minimum amount of 0.5% sulfur residual fuel oil and 0.4% sulfur diesel fuel through 1995. The prices under these contracts are tied to market prices of petroleum products as reported in Singapore and the U.S. Pacific Northwest. Based on the average price per barrel prevailing on January 1, 1995, the estimated amount of required purchases for 1995 is $171 million. The actual amount of purchases in 1995 could vary substantially from such estimates as a result of changes in market prices and other factors. HECO and its subsidiaries purchased $186 million, $205 million and $216 million of fuel under these or prior contractual agreements in 1994, 1993 and 1992, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.

  At December 31, 1994, HECO and its subsidiaries had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $83 million.

POWER PURCHASE AGREEMENTS. At December 31, 1994, HECO and its subsidiaries had power purchase agreements for 465 megawatts (MW) of firm capacity representing approximately 22% of the total of their generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met [including HELCO's agreement in principle with Hilo Coast Processing Company (HCPC)-see discussion which follows], aggregate minimum fixed capacity charges are expected to be approximately $107 million in 1995, $109 million in each of 1996 and 1997, $106 million in 1998, $109 million in 1999 and $2.1 billion thereafter.

  In general, payments under the power purchase agreements for 465 MW of firm capacity are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. The energy payment will vary over the terms of the agreements and HECO and its subsidiaries may pass on changes in the fuel component of the energy charges to customers through the energy cost adjustment clause in its rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to HECO nor its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

  HELCO has a power purchase agreement with HCPC for 18 MW of firm capacity. On December 12, 1994, HCPC filed a Chapter 11 bankruptcy petition and advised HELCO that it would cease operating its plant in December 1994. HELCO obtained a temporary restraining order and, later, an extension of such order, requiring HCPC to continue operations of the HCPC facility through March 7, 1995, with HELCO to pay an additional amount for the power HCPC supplies. On January 5, 1995, HELCO and HCPC entered into an agreement in principle, subject to the negotiation and execution of a definitive agreement, amending the existing power purchase agreement through December 1999. The definitive agreement must be approved by the bankruptcy court and is subject to cancellation by HELCO if not approved by the PUC within 180 days of its execution. If unable to purchase power from HCPC as contemplated by the agreement in principle, HELCO would be operating with a slim generation margin and might have to initiate planned service interruptions (rolling blackouts) until it is able to arrange for additional generation.

HELCO RELIABILITY INVESTIGATION. In July 1991, following service interruptions and rolling blackouts instituted on the island of Hawaii, the PUC initiated an investigation into the reliability of HELCO's system and held hearings. Further hearings were held in July 1992 following additional service interruptions and rolling blackouts. The PUC may formulate minimum reliability standards for HELCO, use the standards to assess HELCO's system reliability, and re-examine the rate increase approved in October 1992 to see whether any adjustments are appropriate. In the opinion of management, any adjustment by the PUC to its October 1992 rate increase resulting from the reliability investigation would not have a material adverse effect on the Company's financial condition or results of operations.

  Subsequent to the hearings on HELCO's reliability, HELCO's generation margin improved. However, HELCO's generation margin was adversely affected by the cessation of operations by Hamakua Sugar Company in 1994 and will be further adversely affected if an agreement in principle that HELCO has reached with HCPC is not implemented. See "Power purchase agreements" above.

  HELCO is proceeding with plans to install two 20-MW combustion turbines in 1995 or 1996, followed by an 18-MW heat steam recovery generator in 1997. However, two independent power producers have each filed with the PUC separate complaints against HELCO, alleging that they are entitled to a power purchase contract to provide all or part of the capacity.

  Also, HELCO has encountered procedural and other difficulties in obtaining the necessary air permit and Conservation District Use Permit (CDUP) which would allow the combined-cycle unit to be constructed. As a result of these permitting delays, HELCO's unit installation schedule has been adversely impacted and HELCO is exploring other alternatives to meet projected energy needs, including any viable, timely and cost-effective nonutility generation alternative. However, until additional generation is in place, management believes that there is a significant risk of capacity shortages on the island of Hawaii that could result in rolling blackouts.

HECO POWER OUTAGE. On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. The PUC initiated an investigation of the outage, which was consolidated with a pending investigation of an outage that occurred in 1988.

  Power Technologies, Inc. (PTI), an independent consultant hired by HECO with the approval of the PUC, investigated the outage. HECO is implementing certain of PTI's recommendations and is either studying or disagrees with certain of the other recommendations. Management cannot predict the timing and outcome of any PUC decision and order that may be issued, if any, with respect to the outages or PTI's recommendations.

  HECO's PUC-approved tariff states that HECO is not liable for interruptions or insufficiency of supply when the cause was beyond HECO's control. Nevertheless, HECO received 3,063 customer claims, which totaled approximately $7.8 million, within the time limit to file claims. 1,530 of these claims are for property damage and most have been settled, with no admission of liability, or closed as of December 31, 1994. The other 1,533 claims involve personal injury or economic loss, such as lost profits, and generally have not been covered by settlement.

  Seven direct or indirect business customers have filed a lawsuit against HECO on behalf of themselves and an alleged class, claiming $75 million in compensatory damages and additional unspecified amounts for punitive damages because of the April 9, 1991 outage. HECO has filed an answer which denies the principal allegations in the complaint. The class has not been certified. Trial has been set for January 1996.

  HECO recorded a liability of $1 million for the total amount of expected defense costs and settlements with respect to the outage. In the opinion of management, losses (if any) in excess of the amount for which provision has been made, net of estimated insurance recoveries, resulting from the ultimate outcome of the lawsuit and claims related to the April 1991 outage will not have a material adverse effect on the Company.

MANAGEMENT SERVICES FEES. HEI charges to HECO and its subsidiaries for general management and administrative services totaled $2.4 million, $2.3 million and $5.6 million in 1994, 1993 and 1992, respectively.

5. SAVINGS BANK SUBSIDIARY
- -------------------------------------------------------------------------------

American Savings Bank, F.S.B. and subsidiaries
Selected consolidated financial information

INCOME STATEMENT DATA
Years ended December 31                      1994         1993          1992
- -------------------------------------------------------------------------------
(in thousands)
Interest income                            $203,373    $  188,619    $  192,644
Interest expense                            103,906        92,701       114,748
- -------------------------------------------------------------------------------
Net interest income                          99,467        95,918        77,896
Provision for losses                         (3,983)         (779)       (1,494)
Other income                                 12,152        11,115        10,351
Operating, administrative and general
 expenses                                   (65,111)      (62,137)      (53,915)
- -------------------------------------------------------------------------------
Operating income                             42,525        44,117        32,838
Income taxes                                 17,760        18,835        13,280
- -------------------------------------------------------------------------------
Net income                                 $ 24,765    $   25,282    $   19,558
===============================================================================

BALANCE SHEET DATA
December 31                                                  1994          1993
- -------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents                                   $   76,502    $   77,610
Investment securities                                      32,523        68,599
Mortgage-backed securities                              1,067,287       630,156
Loans receivable, net                                   1,824,055     1,735,098
Other                                                      69,829        57,358
Goodwill and other intangibles                             45,455        49,664
- -------------------------------------------------------------------------------
                                                       $3,115,651    $2,618,485
===============================================================================

LIABILITIES AND EQUITY
Deposit liabilities                                    $2,129,310    $2,091,583
Securities sold under agreements to repurchase            123,301            --
Advances from Federal Home Loan Bank                      616,374       289,674
Other                                                      51,078        52,717
- -------------------------------------------------------------------------------
                                                        2,920,063     2,433,974
Common stock equity                                       195,588       184,511
- -------------------------------------------------------------------------------
                                                       $3,115,651    $2,618,485
===============================================================================


INVESTMENT AND MORTGAGE-BACKED SECURITIES. Investment and mortgage-backed securities consisted of the following:

December 31                                 1994                                                       1993
- -----------------------------------------------------------------------------------------------------------------------------
                                    Gross       Gross      Estimated                         Gross       Gross      Estimated
                     Carrying    unrealized  unrealized     market              Carrying   unrealized  unrealized    market
                      value         gains      losses       value                value       gains       losses       value
- -----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Investment securities:
   Securities held
     for trading   $       --    $   --    $     --     $        --             $ 45,396    $    --    $    --     $ 45,396
   Stock in FHLB
      of Seattle       32,523        --          --          32,523               23,203         --         --       23,203
- -----------------------------------------------------------------------------------------------------------------------------
                       32,523        --          --          32,523               68,599         --         --       68,599
- -----------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities:
   Private-issue      707,260       243     (28,858)        678,645              465,373      4,339     (1,440)     468,272
   FHLMC               75,546     1,899      (1,331)         76,114              117,803      8,024         --      125,827
   GNMA                78,693       185      (6,285)         72,593               42,539        906       (629)      42,816
   FNMA               205,788       557     (14,547)        191,798                4,441        414         --        4,855
- -----------------------------------------------------------------------------------------------------------------------------
                    1,067,287     2,884     (51,021)      1,019,150              630,156     13,683     (2,069)     641,770
- -----------------------------------------------------------------------------------------------------------------------------
                   $1,099,810    $2,884    $(51,021)    $ 1,051,673             $698,755    $13,683    $(2,069)    $710,369
=============================================================================================================================

ASB has private-issue mortgage-backed securities and mortgage-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association
(FNMA). All such mortgage-backed securities as of December 31, 1994 are classified as "held-to-maturity" securities.

  Contractual maturities are not presented for ASB's mortgage-backed securities held for investment because these securities are not due at a single maturity date.

  The weighted average interest rate for mortgage-backed securities at December 31, 1994 and 1993 was 6.21% and 6.65%, respectively.

  Mortgage-backed securities with a carrying value of approximately $862 million and $469 million at December 31, 1994 and 1993, respectively, were pledged as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the Federal Home Loan Bank (FHLB) of Seattle. At December 31, 1994, mortgage-backed securities sold under agreements to repurchase had a carrying value of $137 million.

  ASB did not sell mortgage-backed securities or other securities held for investment in 1994, 1993 or 1992.

  In 1994 and 1993, proceeds from the sale of trading securities were approximately $59 million and $30 million, respectively, resulting in a net loss of $2.0 million and a net gain of $0.1 million, respectively. There were no sales of investment securities during 1992.

LOANS RECEIVABLE. Loans receivable consisted of the following:

December 31                                   1994          1993
- -------------------------------------------------------------------
(in thousands)
Real estate loans
  Conventional                             $1,636,282    $1,584,218
  Construction and development                 32,074        26,526
  Troubled debt restructurings                 16,151         3,397
- -------------------------------------------------------------------
                                            1,684,507     1,614,141
Loans secured by savings deposits              15,378        15,015
Consumer loans                                144,505       129,961
Commercial loans                               27,981        24,494
- -------------------------------------------------------------------
                                            1,872,371     1,783,611
Undisbursed portion of loans in process       (18,312)      (16,315)
Deferred fees and discounts, including
 net purchase accounting discounts            (21,211)      (26,884)

Allowance for loan losses                      (8,793)       (5,314)
- -------------------------------------------------------------------


                                           $1,824,055    $1,735,098
===================================================================

  At December 31, 1994 and 1993, the weighted average interest rate for loans receivable was 7.73% and 7.63%, respectively.

  At December 31, 1994 and 1993, nonaccrual and renegotiated loans were $25 million and $8 million, respectively.

  ASB services real estate loans ($327 million, $178 million and $311 million at December 31, 1994, 1993 and 1992, respectively) which are not included in the accompanying consolidated financial statements. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

  Mortgage loan commitments of approximately $35 million are not reflected on the balance sheet as of December 31, 1994. Of such commitments, $29 million were for variable-rate mortgage loans and $6 million were for fixed-rate mortgage loans.

  In January 1995, ASB entered into a pool purchase contract to sell to and service for the FNMA certain 15-year and 30-year conventional fixed-rate, level payment residential mortgage loans in the amount of $200 million. In addition, the FNMA agreed to issue its Guaranteed Mortgage Pass-Through Securities backed by these same mortgages.

ALLOWANCE FOR LOAN LOSSES. For 1994, 1993 and 1992, net charge-offs amounted to $0.5 million, $0.6 million and $0.2 million, respectively. For 1994, 1993 and 1992, the ratio of net charge-offs to average loans outstanding was 0.03%, 0.04% and 0.01%, respectively.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. At December 31, 1994 and 1993, ASB had real estate acquired in settlement of loans of $0.8 million and $0.2 million, respectively.

DEPOSIT LIABILITIES.  Deposit liabilities consisted of the following:

December 31                          1994                           1993
- ---------------------------------------------------------------------------
                            Weighted                 Weighted
                             average                  average
                              rate        amount       rate        Amount
- ---------------------------------------------------------------------------
(dollars in thousands)
Commercial checking              -- %   $   18,444        -- %   $   17,405
Other checking                  2.39       250,350       2.42       255,838
Passbook                        3.49     1,112,230       3.48     1,211,330
Money market                    3.51        70,860       3.11       106,362
Term certificates               5.08       677,426       4.40       500,648
- ---------------------------------------------------------------------------
                                3.84%   $2,129,310       3.52%   $2,091,583
===========================================================================

At December 31, 1994 and 1993, deposit accounts of $100,000 or more totaled $407 million and $438 million, respectively.

  The approximate scheduled maturities of term certificates outstanding at December 31, 1994 were $373 million in 1995, $180 million in 1996, $33 million in 1997, $11 million in 1998 and $21 million in 1999.

  The interest expense on savings deposits by type of deposit was as follows:

Years ended December 31         1994      1993      1992
- ----------------------------------------------------------
(in thousands)
Interest-bearing checking      $ 5,997   $ 6,679   $ 9,982
Passbook                        42,624    42,021    34,645
Money market                     2,670     3,758     6,447
Term certificates               25,218    25,193    43,265
- ----------------------------------------------------------
                               $76,509   $77,651   $94,339
==========================================================

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. At December 31, 1994, securities sold under agreements to repurchase consisted of mortgage-backed securities sold under fixed-coupon agreements. Other than Federal Home Loan Mortgage Corporation (FHLMC) mortgage-backed securities, the securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The FHLMC mortgage-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. At December 31, 1994, the $137 million carrying value of securities underlying the agreements remained in ASB's asset accounts. The obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. At December 31, 1994, approximately $123 million of agreements to repurchase substantially the same securities were outstanding. At December 31, 1994, the weighted average interest rate on securities sold under agreements to repurchase was 6.22% and the weighted average remaining days to maturity was 118 days. Securities sold under agreements to repurchase averaged $21 million, $20 million and $66 million during 1994, 1993 and 1992, respectively, and the maximum amount outstanding at any month-end during 1994, 1993 and 1992 was $123 million, $27 million and $125 million, respectively.

ADVANCES FROM FEDERAL HOME LOAN BANK. Advances from the FHLB, secured by mortgage-backed securities and stock in the FHLB, were summarized as follows:

December 31                         1994                         1993
- -----------------------------------------------------------------------
                            Weighted               Weighted
                             average                average
                              rate       Amount      rate       Amount
- -----------------------------------------------------------------------
(dollars in thousands)
Due in
1994                              --%   $     --       6.40%   $ 73,000
1995                            6.39     337,822       8.33      16,822
1996                            6.56     116,060       7.23      58,360
1997                            5.77      94,800       5.99      73,800
1998                            4.96      36,392       4.96      36,392
1999                            4.98      20,300       4.98      20,300
Thereafter                      4.98      11,000       4.98      11,000
- -----------------------------------------------------------------------
                                6.17%   $616,374       6.24%   $289,674
=======================================================================

As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 5% of the amount of its savings accounts and other obligations due within one year.

COMMON STOCK EQUITY. As of December 31, 1994, ASB was in compliance with the minimum capital requirements under the Office of Thrift Supervision regulations.

MANAGEMENT SERVICES FEES. In the second quarter of 1992, HEI changed its method of billing corporate-level expenses to ASB such that only certain direct charges, rather than fully-allocated costs, were billed to ASB. However, no change was made by HEI in the manner in which corporate-level expenses for that year were allocated for segment reporting purposes. Thus, operating income for the savings bank segment differs from the operating income reported in the separate financial statements of ASB for 1992 because of corporate-level expenses which were allocated to the segment, but were not billed. In 1994 and 1993, corporate-level expenses allocated to the savings bank segment did not differ from the amount billed to ASB, and operating income for the savings bank segment did not differ from the operating income reported in the separate financial statements of ASB. For segment reporting purposes, HEI expenses allocated to the savings bank segment for general management and administrative services totaled $0.8 million, $0.8 million and $2.0 million for 1994, 1993 and 1992, respectively.

6. REAL ESTATE SUBSIDIARY
- -------------------------------------------------------------------------------

At December 31, 1994 and 1993, MPC and its subsidiaries' total real estate project inventory, equity investment in real estate joint ventures and loans and advances to unconsolidated joint ventures or joint venture partners amounted to $51 million and $49 million, respectively.

RELATED PARTY TRANSACTIONS. Two joint ventures involve partnerships in which a director of HEI has significant interests. Another joint venture involves a corporate partner in which the family of an HEI officer has a significant interest. Investments in joint ventures with related parties totaled $13 million and $15 million at December 31, 1994 and 1993, respectively.

COMMITMENTS AND CONTINGENCIES. At December 31, 1994, MPC or its subsidiaries had issued (i) guaranties under which they were jointly and severally contingently liable with their joint venture partners for $1.9 million of outstanding loans and (ii) payment guaranties under which MPC or its subsidiaries were severally contingently liable for $7.2 million of outstanding loans and $7.1 million of additional undrawn loan facilities. At December 31, 1994, HEI had agreed with the lenders of construction loans and loan facilities, of which approximately $13.3 million was outstanding and $7.9 million was undrawn, that it will maintain ownership of 100% of the stock of MPC and that it intends, subject to good and prudent business practices, to keep MPC financially sound and responsible to meet its obligations.

7. OTHER INVESTMENTS
- --------------------------------------------------------------------------------

  Other investments, which have no ready market, consisted of the following:

December 31                               1994      1993
- ----------------------------------------------------------
(in thousands)
Leveraged leases (see Note 8)            $54,372   $53,115
Real estate joint venture interests       15,259    17,494
Other                                      7,666     6,497
- ----------------------------------------------------------
                                         $77,297   $77,106
==========================================================

Realized gains and losses from the sale and writedown of other investments were not material in 1994, 1993 or 1992.

8. INVESTMENT IN LEVERAGED LEASES
- --------------------------------------------------------------------------------
HEIIC owns commercial real estate which is subject to several leveraged lease agreements entered into in 1987. The initial lease terms expire in 2009 and 2010, after which the lessees have options to renew the leases at fixed rentals for additional periods of up to 28 years. The real estate reverts back to HEIIC at the end of the last renewal term if not purchased by the lessees.

  HEIIC also has a 15% ownership interest in an 818-MW coal-fired generating unit, which is subject to a leveraged lease agreement entered into in 1985 and expiring in 2013. The lessee has options to renew the lease at fixed rentals for at least 8.5 additional years, and thereafter at fair market rentals.

  In 1993, HEIIC refinanced approximately $13 million of nonrecourse debt supporting one of the leveraged leases, reducing the interest rate from 16.75% to 8.68%. As a result of the refinancing, 1993 net income increased by $1.1 million and an additional $7.5 million of net income from the leveraged lease will be recognized over the remaining life of the lease.

  HEIIC's net investment in leveraged leases was as follows:

December 31                                  1994        1993
- ---------------------------------------------------------------
(in thousands)
Rentals receivable, net of principal
 and interest on nonrecourse debt          $ 61,994    $ 62,225
Estimated residual value of leased assets    35,266      35,268
Less unearned income                        (42,888)    (44,378)
- ---------------------------------------------------------------
Investment in leveraged leases               54,372      53,115
Less deferred income taxes arising from
 leveraged leases                           (46,277)    (45,418)
- ---------------------------------------------------------------
                                           $  8,095    $  7,697
===============================================================

9. REGULATORY ASSETS
- -------------------------------------------------------------------------------

Regulatory assets at December 31, 1994 and 1993 included the following deferred costs:

December 31                                    1994        1993
- -----------------------------------------------------------------
(in thousands)
Postretirement benefits other than pensions   $36,670     $19,210
Income taxes                                   23,522      16,297
Unamortized debt expense on retired issuances   7,513       5,435
Integrated resource planning costs              7,189       4,661
Computer system development costs               6,090       3,152
Vacation earned, but not yet taken              5,972       5,494
Preliminary plant costs on suspended project    5,768       5,199
Other                                           2,533       3,095
- -----------------------------------------------------------------
                                              $95,257     $62,543
=================================================================

10. SHORT-TERM BORROWINGS
- --------------------------------------------------------------------------------
Short-term borrowings at December 31, 1994 and 1993 had a weighted average interest rate of 6.5% and 4.7%, respectively, and consisted of commercial paper and bank loans.

  At December 31, 1994 and 1993, HEI maintained bank lines of credit which totaled $50 million and HECO maintained bank lines of credit which totaled $125 million and $108 million, respectively. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 1994 or 1993.

11. LONG-TERM DEBT
- --------------------------------------------------------------------------------
Long-term debt consisted of the following:

December 31                                                                                                    1994        1993
- -------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
First mortgage bonds
   4.55-5.75%, due in various years through 1997                                                           $ 24,000    $ 24,000
   7.63-7.88%, due in various years through 2003                                                             22,000      22,000
   8.50-9.88%, due in various years through 2016                                                                 --      43,000
   10.75%, due 2005                                                                                              --       5,000
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                             46,000      94,000
- -------------------------------------------------------------------------------------------------------------------------------
Obligations to the State of Hawaii for the repayment of special purpose revenue bonds issued on behalf of electric utility subsidiaries
   6.88% refunding series 1987, due 2012                                                                     57,500      57,500
   7.20% series 1984, due 2014                                                                               11,400      11,400
   7.63% series 1988, due 2018                                                                               50,000      50,000
   7.35-7.60% series 1990, due 2020                                                                         100,000     100,000
   6.55% series 1992, due 2022                                                                               60,000      60,000
   5.45% series 1993, due 2023                                                                              100,000     100,000
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            378,900     378,900
   Less funds on deposit with trustees                                                                       (3,391)    (56,205)
   Less unamortized discount                                                                                 (1,923)     (1,986)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            373,586     320,709
- -------------------------------------------------------------------------------------------------------------------------------
Promissory notes
   4.85-5.83%, due in various years through 1998                                                             70,000      70,000
   6.26-7.59%, due in various years through 2003                                                            113,000     113,000
   8.20-9.90%, due in various years through 2011                                                             72,700     100,100
   Variable rate (6.45% at December 31, 1994), due 1999                                                      35,000          --
   Variable rate (9.25% at December 31, 1994), due 2001                                                       7,954          --
   Other                                                                                                         --          27
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                            298,654     283,127
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $718,240    $697,836
===============================================================================================================================

The first mortgage bonds are secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective electric utility subsidiaries.

  At December 31, 1994, the aggregate principal payments required on long-term debt for 1995 through 1999 are $23 million in 1995, $68 million in 1996, $65 million in 1997, $52 million in 1998 and $42 million in 1999.

  In January 1995, the Department of Budget and Finance of the State of Hawaii issued tax-exempt special purpose revenue bonds in the principal amount of $47 million, with a maturity of 30 years and a fixed coupon interest rate of 6.60%, and loaned the proceeds from the sale to HECO, HELCO and MECO. The bonds were issued at a discount, resulting in a yield of approximately 6.75%.

12. COMMON STOCK
- --------------------------------------------------------------------------------
Changes to common stock were as follows:

                                       1994                     1993                 1992
- -------------------------------------------------------------------------------------------
                                          Common               Common               Common
                                Shares     Stock     Shares     stock     Shares     stock
- -------------------------------------------------------------------------------------------
(in thousands)
Balance, beginning of year      27,675   $514,710    24,762   $409,257    23,867   $376,783
Issuance of common stock
  Public offering                   --         --     2,000     74,500        --         --
  Dividend reinvestment and
    stock purchase plan            869     28,087       758     28,013       703     27,102
  HEI retirement savings and
    other plans                    111      3,605       155      5,637       192      6,822
Expenses and other                  --       (148)       --     (2,697)       --     (1,450)
- -------------------------------------------------------------------------------------------

Balance, end of year            28,655   $546,254    27,675   $514,710    24,762   $409,257
===========================================================================================

At December 31, 1994, the Company had reserved a total of 4,552,000 shares of common stock for future issuance under the Dividend Reinvestment and Stock Purchase Plan, Hawaiian Electric Industries Retirement Savings Plan, 1987 Stock Option and Incentive Plan and other plans.

13. INTEREST EXPENSE
- --------------------------------------------------------------------------------
Interest expense by segment (including amounts capitalized as allowance for borrowed funds used during construction and excluding interest on nonrecourse debt on leveraged leases) was as follows:

Years ended December 31                                          1994       1993       1992
- -------------------------------------------------------------------------------------------
(in thousands)
Electric utility                                             $ 37,340   $ 35,287   $ 33,011
Other                                                          16,688     17,905     14,130
- -------------------------------------------------------------------------------------------
                                                               54,028     53,192     47,141
Savings bank                                                  103,906     92,701    114,748
- -------------------------------------------------------------------------------------------
                                                             $157,934   $145,893   $161,889
===========================================================================================

14. INCOME TAXES
- --------------------------------------------------------------------------------
In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes," which requires companies to use the asset and liability method of accounting for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

  Effective January 1, 1993, the Company adopted SFAS No. 109. The resulting change in the method of accounting for income taxes had no material effect on net income for 1993 primarily due to the regulated nature of the electric utility subsidiaries and YB. For these PUC regulated subsidiaries, the net increase in deferred income taxes payable arising from the adoption of SFAS No. 109 is recoverable through future rates and has been recorded as a regulatory asset. In 1993, additional income tax expense of $1.8 million was recognized under SFAS No. 109 as a result of the 1% increase in the maximum corporate income tax rate enacted by the Omnibus Budget Reconciliation Act of 1993.

  Total income tax expense (benefit) was recorded as follows:

Years ended December 31                      1994       1993       1992
- -------------------------------------------------------------------------
(in thousands)
Continuing operations                      $53,019    $47,086    $ 29,529
Discontinued operations                         --     (7,982)    (50,623)
- -------------------------------------------------------------------------
                                           $53,019    $39,104    $(21,094)
=========================================================================

The components of income taxes attributable to income from continuing operations were as follows:

Years ended December 31                       1994       1993        1992
- -------------------------------------------------------------------------
(in thousands)
Federal
  Current                                  $40,798    $40,537    $ 32,425
  Deferred                                   4,665       (152)     (7,085)
  Deferred tax credits, net                   (278)        50      (1,777)
- -------------------------------------------------------------------------
                                            45,185     40,435      23,563
- -------------------------------------------------------------------------
State
  Current                                    3,060      3,385       1,634
  Deferred                                   1,218       (475)       (332)
  Deferred tax credits, net                  3,556      3,741       4,664
- -------------------------------------------------------------------------
                                             7,834      6,651       5,966
- -------------------------------------------------------------------------

                                           $53,019    $47,086    $ 29,529
=========================================================================

Under Accounting Principles Board Opinion No. 11, the sources of timing differences in the recognition of revenues and expenses for tax and financial reporting purposes related to the 1992 provision for deferred income taxes were as follows:

Year ended December 31                                               1992
- -------------------------------------------------------------------------
(in thousands)
Excess of tax depreciation over financial reporting
 straight-line depreciation                                       $ 2,977
Excess tax deductions from leveraged leases                         2,099
Interest capitalized for tax purposes                              (3,347)
Gain on sale of land deferred for financial
 reporting purposes                                                (4,737)
Contributions in aid of construction and customer
 advances, net                                                     (6,095)
Other                                                               1,686
- -------------------------------------------------------------------------

                                                                  $(7,417)
=========================================================================

A reconciliation of the amount of income taxes attributable to income from continuing operations computed at the federal statutory rate to the amount provided in the Company's consolidated statements of income was as follows:

Years ended December 31                      1994       1993           1992
- ------------------------------------------------------------------------------
(in thousands)
Federal statutory income tax rate               35%         35%             34%
Amount at the federal statutory income
 tax rate                                  $44,117     $38,070         $31,023
State income taxes, net of effect on
 federal income taxes                        5,092       4,323           3,938
Preferred stock dividends of electric
 utility subsidiaries                        2,507       2,281           2,281
Difference between financial reporting
 and tax straight-line depreciation for
 which no deferred taxes were provided          --          --           3,015
Amortization of contributions in aid of
 construction                                   --          --          (1,658)
Amortization of utility deferred income
 taxes in excess of current rates               --          --          (1,675)
Amortization of deferred tax credits            --          --          (1,776)
Allowance for funds used during
 construction                                   --          --          (2,375)
Utilization of capital loss
 carryforwards                                  --          --          (3,317)
Other, net                                   1,303       2,412              73
- ------------------------------------------------------------------------------
                                            $53,019     $47,086        $29,529
==============================================================================

Deferred tax assets and deferred tax liabilities were comprised of the following:

December 31                                               1994            1993
- ------------------------------------------------------------------------------
(in thousands)
Deferred tax assets
   Property, plant and equipment                      $  7,424        $  6,133
   Contributions in aid of construction
    and customer advances                               52,892          44,932
   Other                                                29,947          25,435
- ------------------------------------------------------------------------------
                                                        90,263          76,500
- ------------------------------------------------------------------------------
Deferred tax liabilities
   Property, plant and equipment                       165,835         162,671
   Leveraged leases                                     46,277          45,418
   Regulatory asset                                      8,897           6,237
   Other                                                42,184          29,324
- ------------------------------------------------------------------------------
                                                       263,193         243,650
   Discontinued operations                                  --           1,179
- ------------------------------------------------------------------------------
                                                       263,193         244,829
- ------------------------------------------------------------------------------
Deferred income taxes                                 $172,930        $168,329
==============================================================================

There was no valuation allowance provided for deferred tax assets at December 31, 1994 or 1993.

15. CASH FLOWS
- ------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION. In 1994, 1993 and 1992, cash paid for interest (including interest paid by the savings bank, but excluding interest paid on nonrecourse debt on leveraged leases), net of capitalized amounts which were not material, amounted to $154 million, $142 million and $159 million, respectively. In 1994, 1993 and 1992, cash paid for interest on nonrecourse debt on leveraged leases amounted to $9 million, $10 million and $11 million, respectively.

  In 1994, 1993 and 1992, cash paid for income taxes amounted to $47 million, $6 million and $29 million, respectively. In 1993, tax benefits were realized from the discontinued operations of the HIG Group.

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES. In 1994, ASB received $203 million in mortgage-backed securities in exchange for loans.

  Common stock dividends reinvested by shareholders in HEI common stock in noncash transactions amounted to $18 million, $17 million and $15 million in 1994, 1993 and 1992, respectively.

  Effective in 1993, HECO recognized the estimated fair value of noncash contributions in aid of construction received in 1993 and prior years, which increased both plant and contributions in aid of construction by $26 million. The estimated fair value of noncash contributions in aid of construction received in 1994 amounted to $6 million.

  The allowance for equity funds used during construction, which was capitalized as part of the cost of electric utility plant, amounted to $9 million, $7 million and $7 million in 1994, 1993 and 1992, respectively.

  In 1994, a consolidated real estate joint venture, in which the Company has a controlling interest, closed on an option to purchase approximately 147 acres of land. Of the total land purchase price of $9.9 million, the joint venture issued mortgage notes payable of $8.0 million in noncash consideration.

16. STOCK OPTION AND INCENTIVE PLAN
- --------------------------------------------------------------------------------
Under the 1987 Stock Option and Incentive Plan, as amended, an aggregate of 1,250,000 shares of common stock may be issued to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents.

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

  Nonqualified stock option transactions were as follows:

                                             1994        1993        1992
- ---------------------------------------------------------------------------
Options outstanding, beginning of year      463,458     359,000     227,500
Granted                                      97,000     123,000     209,000
Exercised                                        --     (18,542)    (75,625)
Canceled                                     (3,125)         --      (1,875)
- ---------------------------------------------------------------------------


Options outstanding, end of year            557,333     463,458     359,000
===========================================================================


Options exercisable, December 31            330,958     235,458     189,625
===========================================================================
Price range for options
  Exercised
    High                                        $--         $36         $36
    Low                                          --          30          27
  Outstanding, December 31
    High                                         41          41          41
    Low                                          30          30          30
===========================================================================

17. RETIREMENT BENEFITS
- -------------------------------------------------------------------------------

PENSIONS. The Company has several defined benefit pension plans which cover substantially all employees. Benefits are based on the employees' years of service and base compensation.

  The funded status of the pension plans and the amounts recognized in the consolidated financial statements were as follows:

December 31                                              1994        1993
- ---------------------------------------------------------------------------
(in thousands)
Accumulated benefit obligation
Vested                                                 $308,888    $293,627
Nonvested                                                32,948      43,543
- ---------------------------------------------------------------------------
                                                       $341,836    $337,170
===========================================================================
Projected benefit obligation                           $420,512    $432,435
Plan assets at fair value, primarily equity
 securities and fixed income investments                400,956     410,369
- ---------------------------------------------------------------------------
Projected benefit obligation in excess of plan
 assets                                                  19,556      22,066
Unrecognized prior service cost                          (3,600)     (2,401)
Unrecognized net gain                                     6,844       4,958
Unrecognized net transition obligation                  (19,878)    (22,259)
Adjustment required to recognize minimum liability        1,251       1,985
- ---------------------------------------------------------------------------
Accrued pension liability                              $  4,173    $  4,349
===========================================================================

Plans with an accumulated benefit obligation exceeding assets were not material.
  Net periodic pension cost included the following components:

Years ended December 31                        1994        1993        1992
- ---------------------------------------------------------------------------
(in thousands)
Service cost--benefits earned during
 the period                                $ 16,834    $ 11,423    $ 10,358
Interest cost on projected benefit
 obligation                                  30,067      27,350      27,401
Actual loss (return) on plan assets          11,520     (56,710)    (14,050)
Amortization and deferral, net              (39,001)     35,607      (5,721)
- ---------------------------------------------------------------------------
                                           $ 19,420    $ 17,670    $ 17,988
===========================================================================

Of these net periodic pension costs, $14 million, $12 million and $12 million were expensed in 1994, 1993 and 1992, respectively, and the remaining amounts were charged primarily to electric utility plant.

  For all pension plans, at December 31, 1994 and 1993, the discount rate assumed in determining the actuarial present value of the projected benefit obligation was 8% and 7%, respectively. For 1994, 1993 and 1992, the expected long-term rate of return on assets was 8% and the assumed rate of increase in future compensation levels was 5%.

  For most of the plans, the transition obligation (the projected benefit obligation in excess of plan assets at January 1, 1987) is being amortized ratably over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees of HEI, HECO and its subsidiaries, and YB upon their retirement. Health benefits are provided with contributions by retirees toward costs based on their years of service and retirement date. Generally, employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. The Company began funding some of these benefits near yearend 1994. Through December 31, 1992, the cost of postretirement benefits other than pensions had not been recognized until paid (i.e., the pay-as-you-go method). Payments for postretirement benefits other than pensions amounted to $3 million in 1992.

  Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual, during the years that an employee renders the necessary service, of the expected cost of providing postretirement benefits other than pensions to that employee and the employee's beneficiaries and covered dependents. The transition obligation is being amortized ratably over 20 years beginning in 1993.

  In February 1992, the PUC opened a generic docket to determine whether SFAS No. 106 should be adopted for rate-making purposes. In November 1994, the PUC issued a decision and order authorizing recovery of the full cost ofpostretirement benefits other than pensions effective January 1, 1995. HECO, HELCO, MECO and YB are required to establish trust funds and to deposit into these funds the recovered SFAS No. 106 costs. The regulatory asset established from January 1, 1993 through December 31, 1994 for postretirement benefits other than pensions is being amortized ratably over 18 years beginning in 1995 for rate-making and financial reporting purposes.

  The funded status of the postretirement benefit plans and the amounts recognized in the consolidated financial statements were as follows:

December 31,                                  1994         1993
- -----------------------------------------------------------------
(in thousands)
Accumulated postretirement benefit
 obligation
Retirees                                   $  61,932    $  61,498
Fully eligible active plan participants       36,287       33,086
Other active plan participants                49,427       53,760
- -----------------------------------------------------------------
                                             147,646      148,344
Plan assets at fair value, primarily
 fixed income investments                      2,833           --
- -----------------------------------------------------------------

Accumulated postretirement benefit
 obligation in excess of plan assets         144,813      148,344
Unrecognized net gain (loss)                   8,423         (880)
Unrecognized net transition obligation      (118,701)    (127,940)
- -----------------------------------------------------------------


Accrued postretirement benefits
 liability                                 $  34,535    $  19,524
=================================================================

At December 31, 1994 and 1993, the assumed discount rate used to measure the accumulated postretirement benefit obligation was 8% and 7%, respectively. For 1994 and 1993, the assumed rate of increase in future compensation levels was 5%.

  Net periodic postretirement benefit cost included the following components:

Years ended December 31              1994      1993
- -----------------------------------------------------
(in thousands)
Service cost                        $ 5,269   $ 5,712
Interest cost                        10,066    11,216
Amortization and deferral, net        6,734     6,733
- -----------------------------------------------------


                                    $22,069   $23,661
=====================================================

Of the net periodic postretirement benefit cost, $3 million was expensed in each of 1994 and 1993, and the remaining amount was charged primarily to regulatory assets and also to electric utility plant and other accounts.

  At December 31, 1994, the assumed health care trend rates for 1995 and future years were as follows: medical, 7.5%; dental, 6%; and vision, 5%.

  A 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation at December 31, 1994 by approximately $21 million and the service and interest costs for 1994 by approximately $3 million.

18. REGULATORY RESTRICTIONS ON NET ASSETS
- --------------------------------------------------------------------------------
At December 31, 1994, net assets (assets less liabilities) of approximately $510 million were not available for transfer to HEI from its subsidiaries in the form of dividends, loans or advances without regulatory approval. However, HEI expects that the regulatory restrictions will not materially affect the operations of the Company nor its ability to pay dividends on its common stock.

19. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
- --------------------------------------------------------------------------------
Substantially all of the Company's business activity is with customers located in the State of Hawaii. Most of the financial instruments reflected on the consolidated balance sheets are based in the State of Hawaii, except for the mortgage-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii. ASB's policy is to require mortgage insurance on all real estate loans with a loan to appraisal ratio in excess of 80%.

  At December 31, 1994, ASB's private-issue mortgage-backed securities represented whole or participating interests in pools of first mortgage loans collateralized by real estate in the continental United States, and approximately 61% of the portfolio was collateralized by real estate in California. At December 31, 1994, substantially all private-issue mortgage-backed securities were rated investment grade by various securities rating agencies.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------------------------------------------
The following methods and assumptions were used to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

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

DEPOSIT LIABILITIES. Under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS. The carrying amount approximates fair value because of the short maturity of these instruments.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. Dealer quotes currently available to ASB for securities sold under agreements to repurchase with similar terms and remaining maturities are used to estimate fair value.

ADVANCES FROM FEDERAL HOME LOAN BANK AND LONG-TERM DEBT. Fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same or similar remaining maturities.

PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES SUBJECT TO MANDATORY REDEMPTION. There are no quoted market prices for the electric utility subsidiaries' preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

  The estimated fair values of certain of the Company's financial instruments were as follows:

December 31                                                       1994                               1993
- ----------------------------------------------------------------------------------------------------------------------
                                                         Carrying      Estimated           Carrying        Estimated
                                                          amount      fair value            amount         fair value
- ----------------------------------------------------------------------------------------------------------------------
(in thousands)
FINANCIAL ASSETS
  Cash and equivalents                               $   87,623         $   87,623           $  116,260    $  116,260
  Loans receivable, net                               1,824,055          1,756,650            1,735,098     1,801,044
  Marketable securities                               1,099,810          1,051,673              698,755       710,369
  Other investments for which it is not
   practicable to estimate fair value/1/                  7,666                 na                6,497            na
FINANCIAL LIABILITIES
  Deposit liabilities                                 2,129,310          2,111,481            2,091,583     2,095,850
  Short-term borrowings                                 136,755            136,755               40,416        40,416
  Securities sold under  agreements to repurchase       123,301            121,064                   --            --
  Advances from Federal Home Loan Bank                  616,374            605,271              289,674       301,537
  Long-term debt, net                                   718,240            682,956              697,836       722,347
PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES
 SUBJECT TO MANDATORY  REDEMPTION                        44,844             46,478               46,730        49,583

OFF-BALANCE SHEET
  Commitments to extend credit/2/
  Financial guaranties written/3/
- ----------------------------------------------------------------------------------------------------------------------

/1/ At December 31, 1994 and 1993, the other investments for which it is not practicable to estimate fair value consists primarily of an investment representing approximately 10% of the issued common stock of an untraded company; that investment had a carrying value of $5.2 million and $5.5 million at December 31, 1994 and 1993, respectively. At December 31, 1993, the total assets reported by this company were $61 million and the common stockholders' equity was $56 million. For 1993, revenues were $1.0 million, net realized and unrealized gain on investments was $8.0 million and net income was $3.7 million.

/2/ At December 31, 1994 and 1993, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the consolidated financial statements of the Company.

/3/ At December 31, 1994 and 1993, MPC or its subsidiaries had issued guaranties of loans with outstanding balances of $9.1 million and $6.7 million, respectively. All such loans are collateralized by real property. These guaranties relate to borrowings from third parties which bear interest at rates ranging from prime plus 1.0% to prime plus 1.5%. It is not practicable to estimate the fair value of these guaranties.

na  Not available.

LIMITATIONS. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are provided for certain existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

21. QUARTERLY INFORMATION (UNAUDITED)
- -------------------------------------------------------------------------------

Selected quarterly information was as follows:

                                                                 Quarter ended                                          YEAR ENDED
- --------------------------------------------------------------------------------------------------------------
1994                                     March 31             June 30            Sept. 30             Dec. 31             DEC. 31
- -----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Revenues                                 $265,042            $284,556            $319,156            $319,769            $1,188,523

Operating income                           33,404              42,955              51,550              46,224               174,133

Net income                                 11,788              17,632              22,691              20,919                73,030

Earnings per common share /1/                0.42                0.63                0.80                0.73                  2.60
Dividends per common share                   0.58                0.58                0.58                0.59                  2.33
Market price per common share /2/
  High                                      36.50               34.63               33.88               32.88                 36.50
  Low                                       32.00               30.25               30.00               29.88                 29.88
- -----------------------------------------------------------------------------------------------------------------------------------

1993
- -----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Revenues                                 $279,348            $281,645            $299,486            $281,691            $1,142,170

Operating income                           28,331              43,919              40,458              44,930               157,638

Net income (loss)
  Continuing operations                  $  9,292            $ 18,977            $ 16,088            $ 17,327            $   61,684
  Discontinued operations                   1,800                  --                  --             (14,825)              (13,025)
- -----------------------------------------------------------------------------------------------------------------------------------
                                         $ 11,092            $ 18,977            $ 16,088            $  2,502            $   48,659
===================================================================================================================================
Earnings (loss) per common share /1/
  Continuing operations                  $   0.38            $   0.76            $   0.61            $   0.63            $     2.38
  Discontinued operations                    0.07                  --                  --               (0.54)                (0.50)
- -----------------------------------------------------------------------------------------------------------------------------------
                                         $   0.45            $   0.76            $   0.61            $   0.09            $     1.88
===================================================================================================================================
Dividends per common share               $   0.57            $   0.57            $   0.57            $   0.58            $     2.29
Market price per common share /2/
  High                                      38.88               38.50               38.63               38.75                 38.88
  Low                                       35.38               31.00               37.13               34.25                 31.00
- -----------------------------------------------------------------------------------------------------------------------------------

/1/ The quarterly earnings per common share are based upon the weighted average number of shares of common stock outstanding in each quarter.

/2/ Market prices shown are as reported on the NYSE Composite Tape. The common stock of HEI is traded on the New York and Pacific Stock Exchanges under the symbol HE.

DIRECTORS

Committees of the Board of      Robert F. Clarke, 52 (1)              Victor Hao Li, S.J.D., 53 (2)     Diane J. Plotts, 59 (1,2)
 Directors                      President and                         Co-chairman                       General Partner
                                Chief Executive Officer               Asia Pacific Consulting Group     Mideast and China Trading
                                Hawaiian Electric Industries, Inc.    (international business           Company (real estate
(1)  EXECUTIVE:                 1989                                  consultant)                       development) 1987
Richard Henderson, Chairman                                           1988
(2)  AUDIT:                     Edwin L. Carter, 69 (1, 3)                                              Oswald K. Stender, 63 (3)
Diane J. Plotts, Chairman       Retired President and                 Bill D. Mills, 43 (3)             Trustee
(3)  COMPENSATION:              Chief Executive Officer               Chairman of the Board and         Kamehameha Schools/Bishop
Edwin L. Carter, Chairman       Bishop Trust Company, Ltd.            Chief Executive Officer           Estate
(4)  NOMINATING:                (financial services)                  Bill Mills Development and        (charitable trust)
Jeffrey N. Watanabe, Chairman   1985                                  Investment Company, Inc.          1993
                                                                      (real estate development)
                                John D. Field, 69  (2)                1988                              Kelvin H. Taketa, 40 (2)
                                Retired Vice President-                                                 Vice President and
                                Regulatory Affairs                    A. Maurice Myers, 54 (4)          Director-Asia Pacific Region
                                GTE Service Corporation               President and                     The Nature Conservancy
                                (telecommunications services)         Chief Operating Officer           (international conservation
                                1986                                  America West Airlines, Inc.       nonprofit)
                                                                      (commercial air                   1993
                                Richard Henderson, 66 (1, 3)          transportation services)
                                President                             1991                              Jeffrey N. Watanabe, 52 (1,
                                HSC, Inc.                                                               3, 4)
                                (real estate investment and           Ruth M. Ono, Ph.D., 59 (2)        Partner
                                development)                          Vice President                    Watanabe, Ing & Kawashima
                                1981                                  The Queen's Health Systems        (private law firm)
                                                                      (hospital and health care         1987
                                Ben F. Kaito, 68 (1, 2, 4)            services)
                                Of Counsel                            1987                              Harwood D. Williamson, 63
                                Kaito & Ishida                                                          President and Chief
                                (private law firm)                                                      Executive Officer
                                1981                                                                    Hawaiian Electric Company,
                                                                                                        Inc.
                                                                                                        1985


Subsidiary Outside Directors    Gladys C. Baisa, 54                   Tom C. Kiely, 44                  Denzil W. Rose, 69
                                Executive Director                    The Kiely Co., Inc.               Retired President and
                                Maui Economic Opportunity, Inc.       (marketing consultants)           General Manager
                                (nonprofit human services)            American Savings Bank, F.S.B.     Hawaii Motors, Inc.
                                Maui Electric Company, Ltd.           1994                              (automobile dealership)
                                1995                                                                    Hawaii Electric Light
                                                                      Mildred D. Kosaki, 70             Company, Inc.
                                Jorge G. Camara, M.D., 44             Specialist in education           1960
                                Camara Eye Clinic                     research
                                (ophthalmology)                       Hawaiian Electric Company,        Anne M. Takabuki, 38
                                American Savings Bank, F.S.B.         Inc.                              Vice President
                                1990                                  1973                              and General Counsel
                                                                                                        Wailea Resort Company, Ltd.
                                Joseph W. Hartley, Jr., 61            Sanford J. Langa, 65              (resort and commercial
                                President and                         Partner                           development)
                                Chief Executive Officer               Langa, Breen & Wiltsie            Maui Electric Company, Ltd.
                                Maui Land & Pineapple Company,        (private law firm)                1993
                                Inc.                                  Maui Electric Company, Ltd.
                                (resort and commercial                1961                              Donald K. Yamada, 63
                                development, agriculture)                                               President
                                Maui Electric Company, Ltd.           B. Martin Luna, 56                Yamada Diversified
                                1993 (resigned effective March 1,     Partner                           Corporation
                                1995)                                 Carlsmith, Ball, Wichman,         (construction and trucking
                                                                      Murray, Case & Ichiki             services)
                                Louise K. Y. Ing, 43                  (private law firm)                Hawaii Electric Light
                                Partner                               Maui Electric Company, Ltd.       Company, Inc.
                                Alston Hunt Floyd & Ing               1978                              1985
                                (private law firm)
                                American Savings Bank, F.S.B.                                           Paul C. Yuen, Ph.D., 66
                                1994                                                                    Dean, College of Engineering
                                                                                                        University of Hawaii-Manoa
                                                                                                        (higher education)
                                                                                                        Hawaiian Electric Company,
                                                                                                        Inc.
                                                                                                        1993



Year denotes year of appointment or
election to the board of directors