Form 10-K/A, Exhibit 13
period 1994-12-31
HAWAIIAN ELECTRIC INDUSTRIES INC; HAWAIIAN ELECTRIC CO INC
filed 1995-08-22
CIK 354707, 46207

                                                              HECO Exhibit 13(b)
                                                              ------------------
SELECTED FINANCIAL DATA
- -----------------------

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

                                         1994           1993         1992         1991         1990
                                   ----------------  -----------  -----------  -----------  -----------

(dollars in thousands)

INCOME STATEMENT DATA
(Years ended December 31,)

Operating revenues...............       $  907,308   $  874,010   $  776,929   $  739,636   $  704,853
Operating expenses...............          819,996      795,925      699,890      663,709      631,300
                                        ----------   ----------   ----------   ----------   ----------

Operating income.................           87,312       78,085       77,039       75,927       73,553
Other income.....................           14,793       11,556        9,740        4,511        6,804
                                        ----------   ----------   ----------   ----------   ----------
Income before
 interest and
 other charges...................          102,105       89,641       86,779       80,438       80,357
Interest and other
 charges.........................           36,144       33,515       33,101       34,228       31,873
                                        ----------   ----------   ----------   ----------   ----------
Income before
 preferred stock
 dividends of HECO...............           65,961       56,126       53,678       46,210       48,484
Preferred stock
 dividends of HECO...............            4,316        4,421        4,525        4,600        4,674
                                        ----------   ----------   ----------   ----------   ----------
Net income for common
 stock...........................       $   61,645   $   51,705   $   49,153   $   41,610   $   43,810
                                        ==========   ==========   ==========   ==========   ==========
- -------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
(At December 31,)

Utility plant....................       $2,293,521   $2,102,534   $1,877,404   $1,701,218   $1,564,075
Accumulated
 depreciation....................         (702,945)    (641,230)    (583,031)    (536,552)    (489,957)
                                        ----------   ----------   ----------   ----------   ----------

Net utility plant................       $1,590,576   $1,461,304   $1,294,373   $1,164,666   $1,074,118
                                        ==========   ==========   ==========   ==========   ==========

Total assets.....................       $1,889,120   $1,703,276   $1,501,330   $1,318,023   $1,250,142
                                        ==========   ==========   ==========   ==========   ==========

Capitalization:/1/
Long-term debt...................       $  489,586   $  484,736   $  374,835   $  365,098   $  356,741
Preferred stock
 subject to mandatory
 redemption......................           44,844       46,730       48,920       50,665       52,210
Preferred stock not
 subject to mandatory
 redemption......................           48,293       48,293       36,293       36,293       36,293
Common stock equity..............          633,901      570,663      499,894      440,831      365,812
                                        ----------   ----------   ----------   ----------   ----------

Total capitalization .                  $1,216,624   $1,150,422   $  959,942   $  892,887   $  811,056
                                        ==========   ==========   ==========   ==========   ==========
- -------------------------------------------------------------------------------------------------------

CAPITAL STRUCTURE RATIOS (%)/2/
(At December 31,)

Debt.............................             45.5         44.1         45.9         43.1         48.4
Preferred stock..................              7.0          8.0          7.9          9.4         10.1
Common stock equity..............             47.5         47.9         46.2         47.5         41.5

=======================================================================================================

/1/ Includes amounts due within one year and sinking fund requirements.
/2/ Includes amounts due within one year, short-term borrowings from nonaffiliates and affiliate, and sinking fund requirements.
Note: HEI owns all of HECO's common stock. Therefore, per share data is not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ---------------------------------------------

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES.

RESULTS OF OPERATIONS
- ---------------------

EARNINGS
- --------

   Net income for common stock for 1994 was $61.6 million compared to $51.7 million for 1993 and $49.2 million for 1992. The 1994 net income represents a 10.2% return on the average amount of common stock equity invested in HECO and its subsidiaries (collectively, the "Company"), compared to returns of 9.7% in 1993 and 10.5% in 1992.

SALES
- -----

   Consolidated sales of electricity were 8,593 million kilowatthours (KWH) for 1994, 8,325 million KWH for 1993, and 8,332 million KWH for 1992. The 3.2% increase in KWH sales in 1994 reflects the gradual recovery of Hawaii's economy and the effects of warmer weather. Cool weather, the downturn in Hawaii's economy, and conservation efforts resulted in a 0.1% decline in KWH sales in 1993 compared to 1992.

OPERATING REVENUES
- ------------------

   Operating revenues were $907.3 million in 1994, compared to $874.0 million in 1993 and $776.9 million in 1992. The 1994 increase in operating revenues of $33.3 million, or 3.8% over 1993 revenues, was due primarily to interim rate increases granted by the PUC to HECO and HELCO and higher KWH sales of electricity. The revenue increase was tempered by lower fuel oil prices, which cost savings were passed through to customers. The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price for fuel oil and certain components of purchased power costs, and the relative amounts of company-generated power and purchased power.

   Revenues for 1993 increased by $97.1 million, or 12.5%, over 1992 revenues due primarily to the full year's effect of rate relief granted by the PUC during 1992 for HECO and HELCO, interim rate increases granted to MECO in 1993, and the effects of higher fuel oil prices, which were passed through to customers.

OPERATING EXPENSES
- ------------------

   Total operating expenses were $820.0 million in 1994 compared to $795.9 million in 1993 and $699.9 million in 1992. The increase in 1994 was due to an increase in purchased power, other operation, maintenance, depreciation, income taxes, and taxes other than income taxes expense, partially offset by lower fuel oil expense. The increase in 1993 operating expenses over 1992 was primarily due to an increase in purchased power, income taxes, and taxes other than income taxes expense, partially offset by lower fuel oil expense and the establishment of a regulatory asset for vacation earned by employees, but not yet taken. The recognition of the regulatory asset for vacation earned, but not yet taken, resulted in a one-time reduction in 1993 operating expenses of $4.2 million. For rate-making purposes, the PUC permits recovery of vacation pay expense on a pay-as-you-go basis.

   Fuel oil expense was $186.7 million in 1994 compared to $213.3 million in 1993 and $225.6 million in 1992. The decrease in fuel oil expense in 1994 was due primarily to lower fuel oil prices and fewer KWH generated. The decrease in fuel oil expense in 1993 was due to fewer KWH generated due to the full year's effect of power purchased from AES Barbers Point, Inc., offset somewhat by higher fuel oil prices. In 1994, the Company paid an average of $18.92 per barrel of fuel oil, compared to $21.09 in 1993 and $19.69 in 1992.

   Purchased power expense was $271.6 million in 1994 compared to $258.7 million in 1993 and $172.8 million in 1992. The increase in purchased power expense in both 1994 and 1993 was due primarily to capacity and nonfuel purchased power costs paid to independent power producers, and an increase in the number of KWH purchased, mostly by HECO. Purchased KWH provided approximately 37.5% of the total energy net generated and purchased in 1994 compared to 34.9% in 1993 and 26.2% in 1992.

   Other operation expenses totaled $121.7 million in 1994, an increase of $15.8 million over the 1993 amount. The increase was due primarily to higher production, transmission and distribution, and administrative and general expenses, including higher employee benefit costs and the absence in 1994 of the one-time reduction to 1993 expenses due to the establishment of the regulatory asset for vacation earned but not yet taken by employees. HEI charges for general management, administrative and support services totaled $2.4 million in 1994, $2.3 million in 1993 and $5.6 million in 1992. In 1993, other operation expenses totaled $106.0 million, an increase of $0.7 million over the 1992 amount. The increase was due primarily to higher production, transmission and distribution, and administrative and general expenses, including higher employee benefit costs, partially offset by lower management service fees from HEI, and the one-time effect of the establishment of the regulatory asset for vacation earned by employees, but not yet taken.

   Maintenance expenses in 1994 of $46.4 million increased by $2.1 million from 1993 primarily due to the absence in 1994 of the one-time reduction to 1993 expenses due to the establishment of the regulatory asset for vacation earned but not yet taken by employees, and increased maintenance on the transmission and distribution systems, partially offset by lower production maintenance expenses at HECO. In 1993, maintenance expenses totaled $44.3 million, a 0.8% decrease from 1992, primarily due to the one-time effect of the establishment of the regulatory asset for vacation earned by employees, but not yet taken, partially offset by increased maintenance on the transmission and distribution systems.

   Depreciation expense was up 14.0% in 1994 to $63.8 million and up 3.9% in 1993 to $56.0 million. In both years, the increase reflects depreciation of the Company's additions to plant in service in the previous year. Major additions to plant in service in 1993 included HECO's Waiau-Makalapa 138-kilovolt line and MECO's 18-megawatt heat recovery unit (Maalaea 15) and 20-megawatt combustion turbine unit (Maalaea 16) at Maalaea. Major additions to plant in service in 1992 included transmission and distribution substation projects by HECO, the addition of HELCO's 20-megawatt combustion turbine unit at Puna (CT-3) and the addition of MECO's 20-megawatt combustion turbine unit (Maalaea 14).

   Taxes, other than income taxes, increased by 6.4% in 1994 to $85.9 million, and by 13.0% in 1993 to $80.7 million. These taxes consist primarily of taxes based on revenues, and the increases reflect the corresponding increases in each year's operating revenues. In 1994, the increase also reflects an increase in the PUC fee rate from 0.25% to 0.5%, as mandated by the Hawaii State Legislature.

   The effective income tax rate was higher in 1994 and 1993 than in 1992 primarily due to the 1% increase in the Federal income tax rate commencing in 1993 and the use of gross-up accounting for income taxes related to the Allowance for Funds Used During Construction (AFUDC) under Statement of Financial Accounting Standards (SFAS) No. 109, effective January 1, 1993. The increase in income taxes due to the gross-up accounting for AFUDC was offset, however, by a corresponding increase in other income (see below).

OTHER INCOME
- ------------

   Other income of $14.8 million for 1994 was $3.2 million higher than for 1993. The increase was due primarily to higher Allowance for Equity Funds Used During Construction (AFUDC-Equity), reflecting a higher average level of construction in progress during the year. For 1993, income of $11.6 million was $1.8 million higher than for 1992. The increase was primarily because of the "gross-up" of AFUDC-Equity resulting from the effects of the adoption of SFAS No. 109, offset by the income tax benefit related to the utilization of capital loss carryforwards in 1992.

INTEREST AND OTHER CHARGES
- --------------------------

   Interest and other charges for 1994 totaled $36.1 million, compared to $33.5 million for 1993 and $33.1 million for 1992. Interest expense on long-term debt increased by $4.3 million in 1994 and decreased by $0.3 million in 1993. The increase in 1994 was due to interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1994, and the full year's interest on the drawdowns of revenue bond proceeds and the sale of medium-term notes in 1993. The 1994 increase in interest expense was partially offset by lower interest expense on first mortgage bonds resulting from the early redemptions in March 1994 of HECO's 9.125% Series X mortgage bonds of $20 million, HELCO's 8.5% to 10.75% Series I, L, M and N mortgage bonds totaling $12.5 million and MECO's 8.75% to 10.75% Series I, J, K, L and M mortgage bonds totaling $15.5 million. The 1993 decrease in interest expense on long-term debt was due to lower interest expense on first mortgage bonds resulting from the redemption of MECO's 6.875% Series F mortgage bonds of $0.9 million in March 1993 and HECO's 4.45% Series M mortgage bonds of $16 million in July 1993; the early redemption of HECO's 8.2% Series R mortgage bonds of $14 million and 8.35% Series T mortgage bonds of $16 million in June 1993; and the early redemption of HECO's 9% Series Q mortgage bonds of $23 million in 1992, partially offset by interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1993 and the full year's interest on the drawdowns made the previous year.

   Other interest charges of $4.8 million for 1994 were $2.7 million lower than for 1993 due to lower interest on short-term borrowings as a result of lower borrowing levels during the year, partially offset by higher interest rates.

COMPETITION
- -----------

   The electric utility industry has become increasingly competitive due to regulatory and technological developments. Competition is affected by factors including price, reliability of service, alternate energy sources, new technologies and governmental regulations. Competition in Hawaii is also affected by the scarcity of generation sites and lack of interconnections.

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

   On the demand-side, a new kind of competitor--the energy service company--is seeking customers in government and private business and promising to help them reduce utility bills. On Oahu, one of these companies worked with a large military housing project, installing energy-efficient equipment that decreased the facility's electricity consumption by one-third. In August 1994, HEI formed a new nonutility energy service company, Pacific Energy Conservation Services, Inc. (PECS), to promote energy conservation in Hawaii and the Pacific Basin. PECS is considering potential projects to install, finance, operate and maintain energy conservation equipment, while sharing a percentage of the saved energy costs with its clients.

   In response to increased competition, HECO and its subsidiaries are looking at strategies to enhance their competitive position, including increasing efforts to provide reliable electric service at a reasonable cost, offering customers new choices regarding the services provided and promoting conservation and new technologies like electric vehicles.

REGULATION OF ELECTRIC UTILITY RATES
- ------------------------------------

   The PUC has broad discretion in its regulation of the rates charged by the Company and in other matters. Any adverse decision by the PUC concerning the level or method of determining utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a decision in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim decision in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final decision. Interim rate increases are subject to refund with interest, pending the final outcome of the case.

RECENT RATE REQUESTS AND RESULTS
- --------------------------------

   HECO.  In July 1993, HECO applied to the PUC for permission to increase
   -----
electric rates, based on a 1994 test year and a 12.6% return on average common equity (which was later increased to 12.75%). The increase requested, as subsequently revised, represented an increase of 8.6% over rates in effect at the time of the revised filing, or $53.8 million in additional annual revenues. The revised requested increase was needed to cover rising operating costs including the costs related to the change in method of accounting for postretirement benefits other than pensions (PBOP) (which increases were recently allowed by the final decision in a separate generic docket discussed below), and to cover the cost of new capital projects to maintain and improve service reliability. In December 1994, HECO received a final decision and order from the PUC authorizing a $40.5 million, or 6.5%, increase in annual revenues, effective January 1, 1995 and based on a 12.15% return on average common equity. The order granted HECO an increase of approximately $3.5 million in annual revenues, in addition to reaffirming interim increases that took effect in April, May and November 1994. The final decision and order, together with the PBOP decision and order, resulted in $50.5 million of annual rate relief.

   In December 1993, HECO applied to the PUC for permission to increase electric rates, based on a 1995 test year and a 12.3% return on average common equity (which was later increased to 13.25%). The requested increase, as subsequently revised, represented an increase of approximately 5%, or $38.5 million in additional annual revenues over rates in effect at the time of the revised filing (which rates included interim rate relief granted in the 1994 test year application). The revised requested increase is needed to cover rising operating costs (including the costs related to the change in the method of accounting for PBOP discussed below), and the cost of new capital projects to maintain and improve service reliability. The PUC completed hearings in November 1994 on HECO's rate increase request based on a 1995 test year. In December 1994, HECO received an interim decision and order authorizing an increase of $13.2 million, or 1.9%, in annual revenues. The interim order was based on a 12.6% return on average common equity. Approximately $10.6 million of the interim increase took effect January 1, 1995, which was the beginning of the test year, and the balance will be effective in steps in May and November 1995.

   HELCO.  In November 1993, HELCO applied to the PUC for permission to increase
   ------
electric rates to provide $15.8 million in annual revenues, or a 13.4% increase over rates then in effect. The requested increase is based on a 1994 test year and a 12.4% return on average common equity (which was later increased to 13.1%). The increase is needed to cover plant and equipment related costs, operating costs necessary to maintain and improve service and provide reliable power, and PBOP costs which are discussed below. In August 1994, HELCO received an interim decision and order from the PUC on its rate increase application authorizing an increase of $13.6 million in annual revenues, or approximately 11.7%, and based on a 12.4% return on average common equity. $13.2 million of the increase took effect in August 1994 and $0.4 million in November 1994. In February 1995, HELCO received a final decision and order from the PUC authorizing a $13.7 million, or 11.8%, increase in annual revenues, based on a 12.6% return on average common equity. The order granted HELCO an increase of approximately $0.1 million in annual revenues, in addition to reaffirming interim increases that took effect in August and November 1994. The final decision and order, together with the PBOP decision and order, resulted in $15.5 million of annual rate relief.

   In June 1994, HELCO filed a notice of intent to file an application for a general rate increase using a 1995 test year. The increase is expected to be required primarily to cover investments in new generating units. The application has not yet been filed and may be filed based on a 1996 test year.

   MECO.  In November 1991, MECO filed a request to increase rates, based on a
   -----
1992/1993 test year. In January 1993, MECO revised its requested increase to $11.4 million annually, or 10% over the rates then in effect, based on a 13.0% return on average common equity. Most of the proposed increase reflected the costs of adding a 58-megawatt combined-cycle generating unit on Maui in three phases and PBOP costs which are discussed below. In 1993, MECO received four interim decisions which authorized step increases totaling $8.2 million in annual revenues. In August 1994, MECO received the final decision and order from the PUC granting an increase of $8.1 million in annual revenues, or approximately 7.0%, based on a 12.75% return on average common equity. That action, together with the PBOP decision and order, resulted in $10.0 million of annual rate relief.

   In December 1994, MECO filed a notice of intent to request rate relief, based on a 1996 test year. In February 1995, the PUC granted MECO's motion requesting a waiver of the PUC's rule which otherwise provides for a 1996 test year only when an application is filed in the last six months of 1995. MECO plans to file its rate increase application in early 1995.

Management cannot predict with certainty when decisions in pending or future rate cases will be rendered or the amount of any interim or final rate increase that will be granted.

   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.  In November 1994, the PUC
   --------------------------------------------
issued a decision and order in a generic docket opened in February 1992 with respect to the accounting and rate-making treatment of the costs of postretirement benefits other than pensions. The decision and order authorized full recovery of PBOP costs determined pursuant to SFAS No. 106, effective January 1, 1995. The decision and order also allowed the recovery of the regulatory assets related to PBOP costs, over the next 18 years. These regulatory assets were recognized by the Company for PBOP costs accrued from January 1, 1993 through December 31, 1994 and amounted to $34.0 million at December 31, 1994. This order will result in additional annual revenues of approximately $10.0 million, $1.8 million and $1.9 million for HECO, HELCO and MECO, respectively, to cover the increase in PBOP expense. See Note 10 in the "Notes to Consolidated Financial Statements," for further information.

EFFECTS OF INFLATION
- --------------------

   Inflation, as measured by the U.S. Consumer Price Index, averaged 2.6% in 1994 and 3.0% in 1993 and 1992. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on the Company's operations.

   Inflation increases operating costs and the replacement cost of assets. The Company has significant physical assets and replaces assets at much higher costs, and must request rate relief to maintain adequate earnings. In the past, the PUC has generally approved rate relief to cover the effects of inflation.
In 1992, 1993 and 1994, the Company received rate relief, in part to cover increases due to inflation in operating expenses and construction costs.

ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION
- ---------------------------------------------------------

   The Company follows the accounting prescribed by SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 provides guidance in preparing financial statements for most public utilities. Under SFAS No. 71, if regulation provides assurance that incurred costs will be recovered in the future, those costs must be capitalized rather than expensed. If the continued application of SFAS No. 71 would no longer be appropriate--due to increased competition or regulatory, legislative or judicial actions or otherwise--the financial effects of the resulting accounting change, including a write-off of all regulatory assets, could be material.

ENVIRONMENTAL MATTERS
- ---------------------

   The Company is subject to numerous laws and regulations which are designed to protect the environment, and include air and water quality controls, hazardous waste and toxic substance controls and the Federal Oil Pollution Act of 1990. The Company is exempt from certain environmental requirements applicable on the U.S. mainland, such as the acid rain provisions of the 1990 Clean Air Act Amendments. However, the Company is subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by the Company in complying with these environmental requirements would be allowed by the PUC. However, as with other costs reviewed by the PUC in the rate-making process, costs incurred by HECO and its subsidiaries in complying with these environmental requirements may not be fully allowed by the PUC for rate-making purposes. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.

ELECTRIC AND MAGNETIC FIELDS
- ----------------------------

   Research is ongoing about the potential adverse health effects from exposure to electric and magnetic fields (EMF). However, the scientific community has not yet reached a consensus on the nature of any health effects. HECO and its subsidiaries are participating in utility industry funded studies on the subject and are considering possible steps to reduce EMF, where feasible, in the design of new transmission and distribution facilities. The Company cannot predict the impact, if any, the EMF issue may have on the Company in the future.

ACCOUNTING CHANGES
- ------------------

   See Note 1 in the "Notes to Consolidated Financial Statements."


LIQUIDITY AND CAPITAL RESOURCES
- -------------------------------

   The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and to cover debt and other cash requirements in the foreseeable future.

   Capital expenditures requiring the use of cash, as shown on the "Consolidated Statements of Cash Flows," totaled approximately $186.5 million in 1994, of
which   $114.8 million was attributable to HECO, $45.8 million to HELCO and
$25.9 million to MECO. Approximately 84% of the total 1994 capital expenditures was for transmission and distribution and other projects, including HECO's Waiau-CIP 138-kilovolt line, and 16% was for generation projects, including HELCO's Keahole combustion turbines and MECO's Molokai generation expansion. Cash contributions in aid of construction received in 1994 totaled $15.1 million.

   The Company's investment in plant and equipment for 1994 was financed with cash from operating activities and cash from financing activities. Cash provided by operating activities totaled $102.3 million in 1994. Cash provided by financing activities totaled a net $77.8 million and included a net $4.8 million in drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, less long-term debt repayments primarily for first mortgage bonds. The Company used $28.5 million for common stock dividends. Short-term borrowings provided $76.9 million in cash and HEI provided $30.0 million through its purchase of HECO common stock.

   The Company's consolidated financing requirements for the years 1995 through 1999, including net capital expenditures, debt retirements and sinking fund requirements, are estimated to total $850 million. The Company's consolidated internal sources, after the payment of common stock and preferred stock dividends, are currently expected to provide approximately 60% of the total $850 million requirements, with debt and equity financing providing the remaining requirements. The Company estimates that it will require approximately $60 million in common equity, other than retained earnings, over the five-year period 1995 through 1999. The PUC must approve issuances of long-term debt and equity for HECO, HELCO and MECO.

   Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures, for the five-year period 1995 through 1999, are currently estimated to total $750 million. Approximately 70% of gross capital expenditures, including AFUDC and capital expenditures funded by third party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 30% primarily for generation projects. At December 31, 1994, purchase commitments other than fuel and power purchase contracts were approximately $83 million, including amounts for construction projects. (Also see Note 11 in the "Notes to Consolidated Financial Statements" for a discussion of fuel and power purchase commitments.)

   Capital expenditures for 1995, net of cash contributions in aid of construction and excluding AFUDC, are estimated to be $170 million, and gross capital expenditures are estimated to be $205 million, of which approximately 65% is for transmission and distribution projects. An estimated $40 million is planned for new generation projects. Drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, sales of common stock to HEI and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.

   Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations. Among these considerations are changes in economic condi-tions, changes in forecasts of kilowatthour sales and peak load, the availability of alternate energy and purchased power, the availability of generating sites and transmission and distribution line corridors, the ability to obtain adequate and timely rate relief, escalation in construction costs, demand-side management programs and requirements of environmental and other regulatory and permitting authorities.

   In 1993, the Department of Budget and Finance of the State of Hawaii (DBF) issued a total of $100 million in tax-exempt special purpose revenue bonds, with a maturity of thirty years and a fixed coupon interest rate of 5.45%, on behalf of HECO, HELCO and MECO at a 2% discount, resulting in a yield of approximately 5.6%. As of December 31, 1994 approximately $3.4 million of the proceeds from the sale of special purpose revenue bonds were available to be used. In January 1995, the DBF issued tax-exempt special purpose revenue bonds, in the principal amount of $47 million with a maturity of 30 years and a fixed coupon interest rate of 6.6% on behalf of HECO, HELCO and MECO. The bonds were issued at a discount, resulting in a yield of approximately 6.75%. As of February 1, 1995, an additional $170 million of revenue bonds had been authorized by the Hawaii legislature for issuance prior to the end of 1997.

   As of February 15, 1995, Standard & Poor's Corporation (S&P), Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co. (D&P) rated HECO's securities as follows:




                              S&P   Moody's    D&P
                              ----  -------  -------

First mortgage bonds........  BBB+  A3       A

Revenue bonds...............  BBB   Baa1     A-

Cumulative preferred stock..  BBB   baa1     BBB+

Other unsecured debt........  BBB   Baa1     A-

Commercial paper............  A-2   P-2      Duff 1-
====================================================

The above ratings are not recommendations to buy, sell or hold any securities, and such ratings may be subject to revision or withdrawal at any time by the rating agencies.

   In January 1995, S&P revised its ratings outlook on HECO to "stable" from "negative" citing recent PUC decisions which demonstrate a continuing trend of regulatory support for the Company's heavy construction program. The Company's management cannot predict with certainty future rating agency actions or their effects on the future cost of capital to the Company.

CONSOLIDATED STATEMENTS OF INCOME
=================================

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries


Years ended December 31                              1994       1993       1992
- -------------------------------------------------  ---------  ---------  ---------

(in thousands)

Operating revenues...............................  $907,308   $874,010   $776,929
                                                   --------   --------   --------

Operating expenses:
Fuel oil.........................................   186,717    213,285    225,611
Purchased power..................................   271,636    258,723    172,761
Other operation..................................   121,740    105,957    105,303
Maintenance......................................    46,427     44,281     44,653
Depreciation and amortization....................    63,779     55,960     53,856
Taxes, other than income taxes...................    85,877     80,712     71,452
Income taxes.....................................    43,820     37,007     26,254
                                                   --------   --------   --------

                                                    819,996    795,925    699,890
                                                   --------   --------   --------

OPERATING INCOME.................................    87,312     78,085     77,039
                                                   --------   --------   --------

OTHER INCOME:
Allowance for equity funds used during
 construction....................................     9,064      6,973      6,781
Other, net.......................................     5,729      4,583      2,959
                                                   --------   --------   --------

                                                     14,793     11,556      9,740
                                                   --------   --------   --------

INCOME BEFORE INTEREST AND OTHER CHARGES.........   102,105     89,641     86,779
                                                   --------   --------   --------

INTEREST AND OTHER CHARGES:
Interest on long-term debt.......................    31,369     27,046     27,307
Amortization of debt discount, premium and
 expense.........................................     1,208        774        638
Other interest charges...........................     4,763      7,467      5,066
Allowance for borrowed funds used during
 construction....................................    (4,043)    (3,869)    (2,095)
Preferred stock dividends of subsidiaries........     2,847      2,097      2,185
                                                   --------   --------   --------

                                                     36,144     33,515     33,101
                                                   --------   --------   --------

INCOME BEFORE PREFERRED STOCK DIVIDENDS OF HECO..    65,961     56,126     53,678
Preferred stock dividends of HECO................     4,316      4,421      4,525
                                                   --------   --------   --------

NET INCOME FOR COMMON STOCK......................  $ 61,645   $ 51,705   $ 49,153
                                                   ========   ========   ========



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
============================================

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

Years ended December 31                   1994       1993       1992
- --------------------------------------  ---------  ---------  ---------
(in thousands)
RETAINED EARNINGS, BEGINNING OF YEAR..  $275,401   $249,583   $223,478
Net income for common stock...........    61,645     51,705     49,153
Common stock dividends................   (28,511)   (25,887)   (23,048)
                                        --------   --------   --------

RETAINED EARNINGS, END OF YEAR........  $308,535   $275,401   $249,583
                                        ========   ========   ========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS
===========================

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

December 31                                                           1994         1993
- -----------------------------------------------------------------  -----------  -----------
(in thousands)
Assets
Utility plant, at cost:
Land.............................................................  $   27,108   $   26,976
Plant and equipment..............................................   2,101,447    1,948,445
Less accumulated depreciation....................................    (702,945)    (641,230)
Plant acquisition adjustment, net................................         719          771
Construction in progress.........................................     164,247      126,342
                                                                   ----------   ----------
    Net utility plant............................................   1,590,576    1,461,304
                                                                   ----------   ----------

Current assets:
Cash and equivalents.............................................      10,694        1,922
Customer accounts receivable, net................................      60,406       55,614
Accrued unbilled revenues, net...................................      38,435       34,735
Other accounts receivable, net...................................      10,302        8,398
Fuel oil stock, at average cost..................................      21,966       18,188
Materials and supplies, at average cost..........................      20,108       20,239
Prepayments and other............................................       2,028        2,715
                                                                   ----------   ----------
    Total current assets.........................................     163,939      141,811
                                                                   ----------   ----------

Other assets:
Regulatory assets................................................      92,524       61,078
Unamortized debt expense.........................................       9,662       10,179
Long-term receivables and other..................................      32,419       28,904
                                                                   ----------   ----------
    Total other assets...........................................     134,605      100,161
                                                                   ----------   ----------

                                                                   $1,889,120   $1,703,276
                                                                   ==========   ==========

CAPITALIZATION AND LIABILITIES
Capitalization (see Consolidated Statements of Capitalization):
Common stock equity..............................................  $  633,901   $  570,663
Cumulative preferred stock:
 Not subject to mandatory redemption.............................      48,293       48,293
 Subject to mandatory redemption.................................      42,470       45,410
Long-term debt, net..............................................     468,653      436,776
                                                                   ----------   ----------
    Total capitalization.........................................   1,193,317    1,101,142
                                                                   ----------   ----------

Current liabilities:
Long-term debt due within one year...............................      20,933       47,960
Preferred stock sinking fund requirements........................       2,374        1,320
Short-term borrowings--nonaffiliates.............................     117,866       28,928
Short-term borrowings--affiliate.................................          --       12,000
Accounts payable.................................................      54,662       41,808
Interest and preferred dividends payable.........................       8,575       10,332
Income taxes payable.............................................       3,300        6,232
Other taxes accrued..............................................      39,666       36,959
Other............................................................      30,111       31,036
                                                                   ----------   ----------
    Total current liabilities....................................     277,487      216,575
                                                                   ----------   ----------

Deferred credits and other liabilities:
Deferred income taxes............................................     108,362      107,449
Unamortized tax credits..........................................      44,939       43,348
Other............................................................      86,380       69,757
                                                                   ----------   ----------
    Total deferred credits and other liabilities.................     239,681      220,554
                                                                   ----------   ----------

Contributions in aid of construction.............................     178,635      165,005
                                                                   ----------   ----------

                                                                   $1,889,120   $1,703,276
                                                                   ==========   ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CAPITALIZATION
=========================================

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

December 31                                                                               1994      1993
- ------------------------------------------------------------                            --------  --------
(dollars in thousands, except per share amounts)
Common stock equity:
Common stock of $6 2/3 par value.  Authorized:  50,000,000
  shares.  Outstanding:  1994, 11,813,147 shares and 1993,
  11,258,290 shares.........................................                            $ 78,766  $ 75,065
Premium on capital stock....................................                             246,600   220,197
Retained earnings...........................................                             308,535   275,401
                                                                                        --------  --------

     Common stock equity....................................                             633,901   570,663
                                                                                        --------  --------

Cumulative preferred stock:
Authorized: 5,000,000 shares of $20 par value and 7,000,000 shares of $100 par value. Outstanding:
  1994, 1,823,097 shares and 1993, 1,841,957 shares.

                                                                           SHARES
                                                                           OUTSTANDING
                                                              PAR          DECEMBER 31,
SERIES                                                        VALUE               1994
- ------------------------------------------------------------  ----------   -----------

Series not subject to mandatory redemption:
C-4 1/4%                                                    $ 20 (HECO)        150,000     3,000     3,000
D-5%                                                          20 (HECO)         50,000     1,000     1,000
E-5%                                                          20 (HECO)        150,000     3,000     3,000
H-5 1/4%                                                      20 (HECO)        250,000     5,000     5,000
I-5%                                                          20 (HECO)         89,657     1,793     1,793
J-4 3/4%                                                      20 (HECO)        250,000     5,000     5,000
K-4.65%                                                       20 (HECO)        175,000     3,500     3,500
M-8.05%                                                       100 (HECO)        80,000     8,000     8,000
A-8 7/8%                                                      100 (HELCO)       30,000     3,000     3,000
G-7 5/8%                                                      100 (HELCO)       70,000     7,000     7,000
A-8%                                                          100 (MECO)        20,000     2,000     2,000
B-8 7/8%                                                      100 (MECO)        10,000     1,000     1,000
H-7 5/8%                                                      100 (MECO)        50,000     5,000     5,000
                                                                           -----------  --------  --------

                                                                             1,374,657    48,293    48,293
                                                                           ===========  --------  --------

Series subject to mandatory redemption:
O-11 1/2%                                                    $100 (HECO)         8,000       800     1,300
Q-7.68%                                                       100 (HECO)        92,040     9,204     9,600
R-8.75%                                                       100 (HECO)       200,000    20,000    20,000
B-10 3/4%                                                     100 (HELCO)           --        --       100
C-9 1/4%                                                      100 (HELCO)        6,000       600       800
D-12 3/4%                                                     100 (HELCO)        6,500       650       700
E-12.25%                                                      100 (HELCO)        7,500       750       800
F-8.5%                                                        100 (HELCO)       60,000     6,000     6,000
D-8 3/4%                                                      100 (MECO)        12,400     1,240     1,430
E-12 1/4%                                                     100 (MECO)         2,000       200       400
F-13 3/4%                                                     100 (MECO)         4,000       400       600
G-8.5%                                                        100 (MECO)        50,000     5,000     5,000
                                                                           -----------  --------  --------

                                                                               448,440    44,844    46,730
                                                                           ===========

Less sinking fund requirements due within one year..........                               2,374     1,320
                                                                                        --------  --------

                                                                                          42,470    45,410
                                                                                        --------  --------

     Cumulative preferred stock.............................                              90,763    93,703
                                                                                        --------  --------

See accompanying "Notes to Consolidated Financial Statements."

====================================================

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

December 31                                                1994        1993
- ------------------------------------------------------  ----------  ----------
(in thousands)

Long-term debt:
First mortgage bonds:
 HECO:
   4.55-5.75%, due 1995 through 1997..................  $   24,000  $   24,000
   7 5/8%, due 2002...................................      10,000      30,000
                                                        ----------  ----------

                                                            34,000      54,000
                                                        ----------  ----------
 HELCO:
   7 3/4-7 7/8%, due 2002 through 2003................       5,000      17,500
                                                        ----------  ----------

 MECO:
   7 3/4-7 7/8%, due 2002 through 2003................       7,000      22,500
                                                        ----------  ----------

      Total first mortgage bonds......................      46,000      94,000
                                                        ----------  ----------

Obligations to the State of Hawaii for the repayment
of Special Purpose Revenue Bonds:
 HECO, 5.45%, series 1993, due 2023...................      50,000      50,000
 HELCO, 5.45%, series 1993, due 2023..................      20,000      20,000
 MECO, 5.45%, series 1993, due 2023...................      30,000      30,000
 HECO, 6.55%, series 1992, due 2022...................      40,000      40,000
 HELCO, 6.55%, series 1992, due 2022..................      12,000      12,000
 MECO, 6.55%, series 1992, due 2022...................       8,000       8,000
 HECO, 7 3/8%, series 1990C, due 2020.................      25,000      25,000
 HELCO, 7 3/8%, series 1990C, due 2020................      10,000      10,000
 MECO, 7 3/8%, series 1990C, due 2020.................      20,000      20,000
 HECO, 7.60%, series 1990B, due 2020..................      21,000      21,000
 HELCO, 7.60%, series 1990B, due 2020.................       4,000       4,000
 HECO, 7.35%, series 1990A, due 2020..................      16,000      16,000
 HELCO, 7.35%, series 1990A, due 2020.................       3,000       3,000
 MECO, 7.35%, series 1990A, due 2020..................       1,000       1,000
 HECO, 7 5/8%, series 1988, due 2018..................      30,000      30,000
 HELCO, 7 5/8%, series 1988, due 2018.................      11,000      11,000
 MECO,  7 5/8%, series 1988, due 2018.................       9,000       9,000
 HECO, 6 7/8%, refunding series 1987, due 2012........      42,580      42,580
 HELCO, 6 7/8%, refunding series 1987, due 2012.......       7,200       7,200
 MECO, 6 7/8%, refunding series 1987, due 2012........       7,720       7,720
 HELCO, 7.2%, series 1984, due 2014...................      11,400      11,400
                                                        ----------  ----------

                                                           378,900     378,900
 Less funds on deposit with trustees..................       3,391      56,205
                                                        ----------  ----------

      Total obligations to the State of Hawaii........     375,509     322,695
                                                        ----------  ----------

Other long-term debt - unsecured:
 HECO, 5.15% note, due 1996...........................      20,000      20,000
 HECO, 5.83% note, due 1998...........................      30,000      30,000
 HELCO, 4.85% note, due 1995..........................      10,000      10,000
 MECO, 5.15% note, due 1996...........................      10,000      10,000
 Other................................................          --          27
                                                        ----------  ----------

      Total other long-term debt - unsecured..........      70,000      70,027
                                                        ----------  ----------

      Total long-term debt............................     491,509     486,722
Less unamortized discount.............................       1,923       1,986
Less amounts due within one year......................      20,933      47,960
                                                        ----------  ----------

   Long-term debt, net................................     468,653     436,776
                                                        ----------  ----------

      Total capitalization............................  $1,193,317  $1,101,142
                                                        ==========  ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS
=====================================

HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

Years ended December 31                               1994        1993        1992
- -------------------------------------------------  ----------  ----------  ----------

(in thousands)

Cash flows from operating activities:
Income before preferred stock dividends of HECO..  $  65,961   $  56,126   $  53,678
Adjustments to reconcile income before
 preferred stock dividends of HECO to net
 cash provided by operating activities:
   Depreciation and amortization of plant
      and equipment..............................     63,779      55,960      53,856
   Other amortization............................      4,521       3,338       1,137
   Deferred income taxes.........................        855      (1,952)    (11,074)
   Tax credits, net..............................      3,271       4,086       2,852
   Allowance for equity funds used during
      construction...............................     (9,064)     (6,973)     (6,781)
   Increase in accounts receivable...............     (6,696)     (1,924)     (8,857)
   Decrease (increase) in accrued unbilled
      revenues...................................     (3,700)        912      (8,238)
   Decrease (increase) in fuel oil stock.........     (3,778)      1,914       2,466
   Decrease (increase) in materials and
      supplies...................................        131      (2,398)        (17)
   Increase in regulatory assets.................     (9,885)     (9,606)     (2,921)
   Increase (decrease) in accounts payable.......     12,854      (2,273)      6,192
   Increase (decrease) in interest and
      preferred dividends payable................     (1,757)      1,287         925
   Changes in other assets and liabilities.......    (14,170)        (92)     (4,525)
                                                   ---------   ---------   ---------

Net cash provided by operating activities........    102,322      98,405      78,693
                                                   ---------   ---------   ---------

Cash flows from investing activities:
Capital expenditures.............................   (186,461)   (205,943)   (181,542)
Contributions in aid of construction.............     15,112      20,158      17,949
Proceeds from sales of assets....................         --          --      14,270
                                                   ---------   ---------   ---------

Net cash used in investing activities............   (171,349)   (185,785)   (149,323)
                                                   ---------   ---------   ---------

Cash flows from financing activities:
Net increase (decrease) in short-term
 borrowings from nonaffiliates and
 affiliate with original maturities
 of three months or less.........................     76,938     (81,248)     87,606
Proceeds from other short-term borrowings........         --      25,259          --
Repayment of other short-term borrowings.........         --     (25,259)         --
Proceeds from issuance of long-term debt.........     52,814     156,788      33,130
Repayment of long-term debt......................    (48,027)    (46,901)    (23,393)
Proceeds from issuance of preferred stock........         --      12,000          --
Redemption of preferred stock....................     (1,886)     (2,190)     (1,745)
Preferred stock dividends........................     (4,316)     (4,421)     (4,525)
Proceeds from issuance of common stock...........     30,000      45,000      33,000
Capital stock expense............................        (59)        (84)        (15)
Common stock dividends...........................    (28,511)    (25,887)    (23,048)
Other............................................        846       5,362          82
                                                   ---------   ---------   ---------

Net cash provided by financing activities........     77,799      58,419     101,092
                                                   ---------   ---------   ---------

Net increase (decrease) in cash and equivalents..      8,772     (28,961)     30,462
Cash and equivalents, beginning of year..........      1,922      30,883         421
                                                   ---------   ---------   ---------

Cash and equivalents, end of year................  $  10,694   $   1,922   $  30,883
                                                   =========   =========   =========

See accompanying "Notes to Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
==========================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

1 . SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF FINANCIAL STATEMENT PRESENTATION.  The financial statements have been
- ------------------------------------------
prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the
date of the     balance sheet and revenues and expenses for the period.  Actual results could differ significantly from those estimates.

   Material estimates that are particularly susceptible to significant change relate to the determination of regulatory assets. Management believes that regulatory assets have been appropriately established in accordance with generally accepted accounting principles.

CONSOLIDATION.  The consolidated financial statements include the accounts of
- --------------
Hawaiian Electric Company, Inc. (HECO) and its wholly owned subsidiaries (collectively, the "Company"), Maui Electric Company, Limited (MECO) and Hawaii Electric Light Company, Inc. (HELCO). HECO is a wholly owned subsidiary of Hawaiian Electric Industries, Inc. (HEI).

   All significant intercompany accounts and transactions have been eliminated in consolidation.

PUBLIC UTILITY COMMISSION REGULATION.  The Company is regulated by the Public
- -------------------------------------
Utilities Commission of the State of Hawaii (PUC) and accounts for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

PROPERTY, PLANT AND EQUIPMENT.  Property, plant and equipment are stated at
- ------------------------------
cost. The cost of plant constructed by the Company includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

CONTRIBUTIONS IN AID OF CONSTRUCTION.  The Company receives contributions from
- -------------------------------------
customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years, which approximates the estimated useful lives of the facilities for which the contribu-tions were received. This amortization is an offset against depreciation expense.

REVENUES.  Revenues are based on rates authorized by the PUC and include
- ---------
revenues applicable to electric energy consumed in the accounting period but not yet billed to the customers. The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS.  Pension costs are charged primarily
- -------------------------------------------
to expense and plant accounts. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act.

   The Company provides certain health care, life insurance and other benefits to retired employees, substantially all of whom become eligible for these benefits upon retirement, and the employees' beneficiaries and covered dependents. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the expected cost of postretirement benefits other than pensions

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

be accrued during the years in which employees render service (see Note 10). Previously, the costs of these benefits were recognized when paid. The resulting change in the method of accounting for postretirement benefits other than pensions had no material effect on net income for 1993 primarily due to the regulated nature of the Company's operations.

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

DEPRECIATION.  Depreciation of plant and equipment is computed primarily using
- -------------
the straight-line method over the estimated useful lives of the assets. The composite annual depreciation rate was 3.9% in 1994 and 1993 and 3.8% in 1992.

PREMIUM, DISCOUNT AND EXPENSE.  The expenses of issuing long-term debt
- ------------------------------
securities and the premiums or discounts at which they were sold are amortized against income over the terms of the respective securities.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION.  Allowance for funds used during
- ---------------------------------------------
construction (AFUDC) is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are transferred from the income statement to construction in progress on the balance sheet. The procedure removes the effect of the costs of financing construction activity from the income statement and treats such costs in the same manner as construction labor and material costs.

   The weighted average gross-of-tax AFUDC rate was 9.4% in 1994, 9.3% in 1993 and 10.2% in 1992 and reflected quarterly compounding.

INCOME TAXES.  HECO and its subsidiaries are included in the consolidated income
- -------------
tax returns of HECO's parent, HEI. Income tax expense has been computed for financial statement purposes as if HECO and its subsidiaries filed separate consolidated HECO income tax returns.

   The Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1993. Previously, income taxes were recognized in accordance with the provisions of Accounting Principles Board Opinion No. 11. The resulting change in the method of accounting for income taxes had no material effect on net income for 1993 due to the regulated nature of the Company's operations (see Note 7).

   Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

CASH FLOWS.  The Company considers cash on hand, deposits in banks, money market
- -----------
accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements with original maturities of three months or less to be cash and equivalents.

ENVIRONMENTAL EXPENDITURES.  In general, environmental contamination treatment
- ---------------------------
costs are charged to expense, unless such costs are probable of recovery through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service to be recovered in future rates.

RECLASSIFICATIONS.  Certain reclassifications have been made to prior years'
- ------------------
consolidated financial statements to conform to the 1994 presentation.

2 . CUMULATIVE PREFERRED STOCK

   The following series of cumulative preferred stock are redeemable at the option of the respective company and are subject to voluntary liquidation provisions as follows:

                               Voluntary
                              liquidation    Redemption
                                 price         price
                              December 31,  December 31,
Series                            1994          1994
- ----------------------------  ------------  ------------

C, D, E, H, J and K (HECO)..       $ 20.00       $ 21.00
I (HECO)....................         20.00         20.00
M (HECO)....................        100.00        101.00
A (HELCO)...................        101.00        101.00
A (MECO)....................        101.00        101.00
B (MECO)....................        101.00        101.00
========================================================

   The following series of cumulative preferred stock are subject to mandatory sinking fund, voluntary liquidation and optional redemption provisions as indicated below:


                                              Voluntary      Optional
                                             liquidation    redemption
             Annual sinking fund provision      price         price
             ------------------------------
             Number of shares
             ----------------  Commencement  December 31,  December 31,
Series       Minimum  Maximum      date          1994          1994
- -----------  -------  -------  ------------  ------------  ------------

O (HECO)...    3,250    6,500      10/15/86       $100.00       $101.70
Q (HECO)...    4,000    4,000       1/15/93        100.00        111.12
R (HECO)...   10,000   20,000       1/15/95        100.00        106.42
C (HELCO)..    1,000    2,000      10/15/85        101.00        101.00
D (HELCO)..      500      500      10/15/88        106.38        106.38
E (HELCO)..      500      500      10/15/90        106.92        106.92
F (HELCO)..   10,000   20,000       1/15/00        100.00        106.07
D (MECO)...      950    1,900       7/15/89        101.00        101.00
E (MECO)...    1,000    2,000      10/15/86        101.75        101.75
F (MECO)...    1,000    2,000      10/15/92        104.34        104.34
G (MECO)...    8,333   16,667       1/15/00        100.00        106.07
=======================================================================

   Shares redeemed under the annual sinking fund provisions are redeemable at par value of $100.

   Under optional redemption provisions, shares are redeemable at the option of the respective company at redemption prices shown above (except that prior to specific dates, no shares of certain series of preferred stock may be redeemed through refunding at a cost of money to the respective company which is less than the dividend rate of such series). In the event of voluntary liquidation, preferred shareholders would be entitled, insofar as the assets of the Company would permit, to the liquidation prices shown above.

   The total minimum sinking fund requirements on preferred stock subject to mandatory redemption are $2,374,000 in 1995, $2,220,000 in 1996, $1,795,000 in
1997 and 1998, $1,695,000 in 1999 and a total of $34,965,000 thereafter.

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

   HECO is obligated to make dividend, redemption and liquidation payments on the preferred stock of MECO and HELCO if MECO and HELCO are unable to make such payments, provided that such obligation is subordinated to any obligation to make payments on HECO's own preferred stock.


3 . COMMON STOCK

   In 1994, 1993 and 1992 HECO issued 554,857, 897,111 and 681,635 shares of common stock to its parent, HEI, for $30 million, $45 million and $33 million, respectively.

4 . LONG-TERM DEBT

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

   At December 31, 1994, the aggregate payments of principal required on long-term debt during the next five years are $20,933,000 in 1995, $29,933,000 in 1996, $12,933,000 in 1997, $29,933,000 in 1998 and nil in 1999.

   In January 1995, the Department of Budget and Finance of the State of Hawaii issued tax-exempt special purpose revenue bonds, in the principal amount of $47 million with a maturity of 30 years and a fixed coupon interest rate of 6.60%, and loaned the proceeds from the sale to HECO, HELCO and MECO. The bonds were issued at a discount, resulting in a yield of approximately 6.75%.

5 . SHORT-TERM BORROWINGS

   Short-term borrowings from nonaffiliates at December 31, 1994 and 1993 had a weighted average interest rate of 6.3% and 3.6%, respectively, and consisted entirely of commercial paper.

   The Company maintained bank lines of credit which totaled approximately $125.0 million and $107.5 million at December 31, 1994 and 1993, respectively. The lines of credit support the issuance of commercial paper. There were no borrowings against any line of credit during 1994 and 1993.

6 . REGULATORY ASSETS

   Regulatory assets at December 31, 1994 and 1993 included the following deferred costs:


December 31                                       1994     1993
- -----------------------------------------------  -------  -------

(in thousands)

Postretirement benefits other than pensions....  $34,032  $17,866
Income taxes...................................   23,427   16,176
Unamortized debt expense on retired issuances..    7,513    5,435
Integrated resource planning costs.............    7,189    4,661
Computer system development costs..............    6,090    3,152
Vacation earned, but not yet taken.............    5,972    5,494
Preliminary plant costs on suspended project...    5,768    5,199
Other..........................................    2,533    3,095
                                                 -------  -------
                                                 $92,524  $61,078
                                                 =======  =======

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

   In the first quarter of 1995, the Company applied to the PUC for recovery of the preliminary plant costs on suspended project.

7 . INCOME TAXES

   In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes", which requires companies to use the asset and liability method of accounting for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

   Effective January 1, 1993, the Company adopted SFAS No. 109. The resulting change in the method of accounting for income taxes had no material effect on net income for 1993 primarily due to the regulated nature of the Company. The net increase in deferred income taxes payable arising from the adoption of SFAS No. 109 is recoverable through future rates and has been recorded as a regulatory asset. In 1993, additional income tax expense of $828,000 was recognized under SFAS No. 109 as a result of the 1% increase in the maximum corporate income tax rate enacted by the Omnibus Budget Reconciliation Act of 1993.

   The components of income taxes charged to operating expenses were as follows:


Years ended December 31         1994      1993      1992
- ----------------------------  --------  --------  ---------

(in thousands)

Federal:
 Current....................  $37,422   $33,556   $ 33,516
 Deferred...................    2,133       432    (10,130)
 Deferred tax credits, net..   (1,922)   (2,260)    (1,740)
                              -------   -------   --------
                               37,633    31,728     21,646
                              -------   -------   --------
State:
 Current....................    2,359     1,402      1,090
 Deferred...................      315      (123)    (1,074)
 Deferred tax credits, net..    3,513     4,000      4,592
                              -------   -------   --------
                                6,187     5,279      4,608
                              -------   -------   --------
Total.......................  $43,820   $37,007   $ 26,254
                              =======   =======   ========

   Income tax benefits related to nonoperating activities, included in "Other, Net" on the statements of income, amounted to $232,000, $109,000 and $2,411,000 for 1994, 1993 and 1992, respectively. Of the $2,411,000 income tax benefits related to nonoperating activities in 1992, $2,019,000 was a tax benefit arising from the utilization of a capital loss carryforward.

   The sources of timing differences in the recognition of revenues and expenses for tax and financial reporting purposes and the related deferred tax amounts under Accounting Principles Board Opinion No. 11 included in operating expenses in 1992 were as follows:


Year ended December 31                                                     1992
- -----------------------------------------------------------------------  ---------

(in thousands)

Excess of tax depreciation over book straight-line depreciation rates..  $    952
Contributions in aid of construction and customer advances, net........    (6,095)
Interest capitalized for tax purposes..................................    (3,347)
Excess of tax depreciation over financial reporting depreciation
 due to basis differences..............................................     1,631
Gain on sale of land deferred for financial reporting purposes.........    (4,737)
Other..................................................................       392
                                                                         --------
Total..................................................................  $(11,204)
                                                                         ========

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

   Deferred income taxes related to timing differences in the recognition of nonoperating revenues and expenses for tax and financial reporting purposes in 1992 were not significant.

   A reconciliation between income taxes charged to operating expenses and the amount of income taxes computed at the federal statutory rates on income before income taxes and preferred stock dividends follows:

Years ended December 31                            1994              1993              1992
- -----------------------------------------------  --------          ------------      -----------

(dollars in thousands)

Federal statutory income tax rate..............       35%                 35%              34%
                                                 =======            ========          ========

Amount at the federal statutory income tax
 rate..........................................  $39,420            $ 33,331          $ 27,920
Allowance for funds used during construction
 not included in taxable income................       --                  --           (2,375)
State income taxes on operating income,
 net of effect on federal income
 taxes.........................................    4,022               3,431             3,139
Difference between financial reporting and tax
 straight-line depreciation for which no
 deferred taxes were provided..................       --                  --             3,015
Amortization of deferred tax credits...........       --                  84           (1,720)
Amortization of contributions in aid of
 construction..................................       --                  --           (1,658)
Amortization of federal deferred taxes in
 excess of current rates.......................       --                 (64)          (1,675)
Other..........................................      378                 225             (392)
                                                 -------            --------          --------

Income taxes charged to operating expenses.....  $43,820            $ 37,007          $ 26,254
                                                 =======            ========          ========

Deferred tax assets and deferred tax liabilities were comprised of the following:

December 31                                                          1994              1993
- -----------------------------------------------                    --------          --------

(in thousands)

Deferred tax assets:
 Property, plant and equipment.................                     $  7,075          $  5,810
 Contributions in aid of construction and
  customer advances............................                       52,892            44,932
 Other.........................................                       13,858            13,625
                                                                    --------          --------

                                                                      73,825            64,367
                                                                    --------          --------

Deferred tax liabilities:
 Property, plant and equipment.................                      157,067           153,765
 Regulatory assets.............................                        8,897             6,236
 Other.........................................                       16,223            11,815
                                                                    --------          --------

                                                                     182,187           171,816
                                                                    --------          --------

Net deferred tax liability.....................                     $108,362          $107,449
- -----------------------------------------------                     ========          ========

   There was no valuation allowance provided for deferred tax assets as of December 31, 1994 and 1993.

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

8 . CASH FLOWS


 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 -------------------------------------------------

    Cash paid during 1994, 1993 and 1992 for interest (net of capitalized amounts which were not material) and income taxes was as follows:


 Years ended December 31     1994     1993     1992
 -------------------------  -------  -------  -------

 (in thousands)

 Interest.................  $35,001  $31,875  $30,021
                            =======  =======  =======

 Income taxes.............  $40,849  $34,796  $30,472
                            =======  =======  =======

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
- ----------------------------------------------

   The allowance for equity funds used during construction, which was charged primarily to construction in progress amounted to $9,064,000, $6,973,000 and $6,781,000 in 1994, 1993 and 1992, respectively.

   Effective in 1993, the Company recognized the estimated fair value of noncash contributions in aid of construction received in 1993 and prior years, which increased both plant and contributions in aid of construction by $26,105,000. The estimated fair value of noncash contributions received in 1994 amounted to $5,556,000.

9 . MAJOR CUSTOMERS

   HECO and its subsidiaries derived 10% of their operating revenues from the sale of electricity to federal government agencies amounting to $89,479,000 in 1994, $90,614,000 in 1993 and $78,020,000 in 1992.

10 . RETIREMENT BENEFITS

PENSIONS
- --------

   HECO and its subsidiaries participate in several of HEI's defined benefit pension plans which cover substantially all employees of HECO and its subsidiaries. Benefits are based on the employee's years of service and base compensation.

   The funded status of HECO and its subsidiaries' portion of the HEI pension plans and the amounts recognized in the consolidated financial statements were as follows:


December 31                                                      1994       1993
- ------------------------------------                           ---------  ---------

(in thousands)

Accumulated benefit obligation:
  Vested............................                           $285,605   $270,802
  Nonvested.........................                             30,279     40,791
                                                               --------   --------
                                                               $315,884   $311,593
                                                               ========   ========

Projected benefit obligation........                           $388,150   $399,858
Plan assets at fair value,
 primarily equity securities
  and fixed income investments......                            376,968    386,912
                                                               --------   --------
Projected benefit obligation in excess of plan assets            11,182     12,946
Unrecognized prior service cost.....                               (240)        --
Unrecognized net gain...............                              9,316      9,374
Unrecognized net transition obligation                          (19,153)   (21,440)
Adjustment required to recognize minimum liability                  282        321
                                                               --------   --------
Accrued pension liability...........                           $  1,387   $  1,201
                                                               ========   ========


=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries


     Plans with an accumulated benefit obligation exceeding assets were not material.

     Net periodic pension cost included the following components:


Years ended December 31                                          1994       1993       1992
- -----------------------                                        --------   --------   --------

(in thousands)

Service cost-benefits earned during the period ......          $ 14,469   $  9,861   $  8,935
Interest cost on projected benefit obligation .......            27,803     25,437     25,735
Actual loss (return) on plan assets .................            10,775    (53,703)   (13,427)
Amortization and deferral, net ......................           (37,154)    33,564     (5,614)
                                                               --------   --------   --------

Net periodic pension cost ...........................          $15,893    $ 15,159   $ 15,629
                                                               ========   ========   ========

   Of these net periodic pension costs, $10,801,000, $9,663,000 and $9,801,000 were expensed in 1994, 1993 and 1992, respectively, and the remaining amounts were charged primarily to electric utility plant.

   For all pension plans, as of December 31, 1994 and 1993, the discount rate assumed in determining the actuarial present value of the projected benefit obligation was 8.0% and 7.0%, respectively. For 1994, 1993 and 1992, the expected long-term rate of return on assets was 8.0% and the assumed rate of increase in future compensation levels was 5.0%.

   The unrecognized net transition obligation is the projected benefit obligation in excess of plan assets at January 1, 1987, less amounts amortized. The unrecognized net transition obligation is being amortized ratably over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
- -------------------------------------------

   The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees upon their retirement. Health benefits are provided with contributions by retirees toward costs based on their years of service and retirement date. Employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. The Company began funding some of these benefits near year-end 1994. Through December 31, 1992, the cost of postretirement benefits other than pensions had not been recognized until paid (i.e., the pay-as-you-go method). Payments for post-retirement benefits other than pensions amounted to $3,100,000 in 1992.

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

   In February 1992, the PUC opened a generic docket to determine whether
SFAS No. 106 should be adopted for rate-making purposes. In November 1994, the PUC issued a decision and order authorizing recovery of the full cost of postretirement benefits other than pensions effective January 1, 1995. The Companies are required to establish trust funds and to deposit into these funds the recovered SFAS No. 106 costs. The regulatory asset established from January 1, 1993 through December 31, 1994 for postretirement benefits other than pensions is being amortized ratably over 18 years beginning in 1995 for rate-making and financial reporting purposes.

   The funded status of the postretirement benefit plans and the amounts recognized in the consolidated financial statements were as follows:

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries


December 31                                             1994        1993
- ---------------------------------------------------  ----------  ----------

(in thousands)

Accumulated postretirement benefit obligation:
 Retirees..........................................  $  59,047   $  58,861
 Fully eligible active plan participants...........     34,261      30,772
 Other active plan participants....................     45,664      48,072
                                                     ---------   ---------

                                                       138,972     137,705
Plan assets at fair value, primarily fixed income
 investments.......................................      2,732          --
                                                     ---------   ---------
Accumulated postretirement benefit obligation
 in excess of plan assets..........................    136,240     137,705
Unrecognized net gain (loss).......................      7,816        (819)
Unrecognized net transition obligation.............   (112,756)   (119,020)
                                                     ---------   ---------

Accrued postretirement benefits liability..........  $  31,300   $  17,866
                                                     =========   =========

   As of December 31, 1994 and 1993, the assumed discount rates used to measure the accumulated postretirement benefit obligation were 8.0% and 7.0%, respectively. For 1994 and 1993, the assumed rate of increase in future compensation levels was 5.0%.

   Net periodic postretirement benefit cost included the following components:

Years ended December 31                      1994     1993
- ------------------------------------------  -------  -------

(in thousands)

Service cost..............................  $ 4,642  $ 5,115
Interest cost.............................    9,284   10,426
Amortization and deferral, net............    6,264    6,264
                                            -------  -------

Net periodic postretirement benefit cost..  $20,190  $21,805
                                            =======  =======

   Of the net periodic postretirement benefit cost, $2,573,000 and $2,362,000 was expensed in 1994 and 1993, respectively, and the remaining amounts were charged primarily to regulatory assets, and also to electric utility plant and other accounts.

   At December 31, 1994, the assumed health care trend rates for 1995 and future years were as follows: medical, 7.5%; dental, 6.0% and vision, 5.0%.

   A 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation as of December 31, 1994 by approxi-mately $19.9 million and the service and interest costs for 1994 by approximately $2.4 million.

11 . COMMITMENTS AND CONTINGENCIES


FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS
- ---------------------------------------------

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

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

1992, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.

   At December 31, 1994, the Company had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $83 million.

POWER PURCHASE AGREEMENTS
- -------------------------

   As of December 31, 1994, the Company had power purchase agreements for 465 megawatts (MW) of firm capacity representing approximately 22% of their total generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met [including HELCO's agreement in principle with Hilo Coast Processing Company (HCPC)--see discussion which follows], aggregate minimum fixed capacity charges are expected to be approximately $107 million in 1995, $109 million in each of 1996 and 1997, $106 million in 1998, $109 million in 1999 and $2.1 billion thereafter.

   In general, payments under the power purchase agreements for 465 MW of firm capacity are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. The energy payment will vary over the terms of the agreements and the Company may pass on changes in the fuel component of the energy charges to customers through energy cost adjustment clauses in its rate schedules. The Company does not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to the Company upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

   HELCO has a power purchase agreement with HCPC for 18 MW of firm capacity. Hamakua Sugar Company, which had supplied HELCO with 8 MW of firm capacity, ceased operations in October 1994. Puna Geothermal Ventures (PGV), an independent geothermal power producer which had experienced substantial delays in commencing commercial operations, passed an acceptance test in June 1993 and is now considered to be a firm capacity source for 25 MW.

   In March 1994, HCPC, which then provided 18 MW of firm capacity, issued a written notice of termination to HELCO indicating that it would cease producing power in March 1997. HELCO, in turn, issued a written notice of its preliminary intent to purchase the HCPC facility, subject to a number of conditions. HELCO has the right, but not the obligation, to purchase the facilities for fair market value. As permitted under the power purchase agreement, HCPC asked that the issue of the fair market value of the facilities be determined through binding arbitration. HELCO and HCPC then engaged in negotiations regarding the potential purchase of the plant or the possible amendment of the existing power purchase agreement to keep the plant operating at least through March 1997.

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

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

the agreement in principle, HELCO would be operating with a slim generation margin and might have to initiate planned service interruptions (rolling blackouts) until it is able to arrange for additional generation.

HECO POWER OUTAGE
- -----------------

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

   HECO's PUC-approved tariff rule states that HECO is not liable for interrup-tions or insufficiency of supply when the cause was beyond HECO's control. Nevertheless, HECO received 3,063 claims, which totaled approximately $7.8 million, within the time limit to file claims. 1,530 of these claims are for property damage and most have been settled, with no admission of liability, or closed as of December 31, 1994. The other 1,533 claims involve personal injury or economic loss, such as lost profits, and generally have not been covered by settlement.

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

HELCO RELIABILITY INVESTIGATION
- -------------------------------

   In July 1991, following service interruptions and rolling blackouts instituted on the island of Hawaii, the PUC issued an order calling for an investigation into the reliability of HELCO's system and held hearings.

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

   Subsequent to the hearings in this matter, HELCO's generation margin improved with the addition of a 20-MW combustion turbine in August 1992 and PGV's commencement of commercial operations. However, HELCO's generation margin was adversely affected by the cessation of operations by Hamakua and will be further adversely affected if an agreement in principle that HELCO has reached with HCPC is not implemented. See "Power Purchase Agreements" above.

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

   HELCO is proceeding with plans to install two 20-MW combustion turbines at Keahole on the island of Hawaii in 1995 or 1996, followed by an 18-MW heat steam recovery generator in 1997, at which time these units will be converted to a combined-cycle unit, subject in each case to obtaining necessary permits and approvals. The PUC has issued a decision and order approving commitment of expenditures for the first 20-MW combustion turbine. Evidentiary hearings on the other portions of the unit were held in July 1994. Further, two independent power producers, Kawaihae Cogeneration Partners and Ensearch Development Corp., have each filed with the PUC separate complaints against HELCO, alleging that, rather than having HELCO build the combined-cycle unit, they are entitled to a power purchase contract to provide all or part of the capacity. An evidentiary hearing in the Kawaihae Cogeneration Partners docket was held in June 1994. The evidentiary hearing in the Ensearch Development Corp. docket was held in December 1994.

   HELCO has encountered procedural and other difficulties in obtaining the necessary air permit and Conservation District Use Permit ("CDUP") which would allow the combined-cycle unit to be constructed at the Keahole site. As a result of these permitting delays, HELCO's unit installation schedule has been adversely impacted. To address the contingency that the air permit or CDUP might be signifi-cantly delayed or ultimately denied, HELCO is exploring other alternatives to meet projected energy needs, including any viable, timely and cost-effective unaffiliated nonutility generation alternative. However, until additional generation is in place, and depending on the availability of existing generation and the timing and size of load peaks, management believes that there is a significant risk of capacity shortages on the island of Hawaii that could result in rolling blackouts.

12 . REGULATORY RESTRICTIONS ON DISTRIBUTIONS TO PARENT

   At December 31, 1994, net assets (assets less liabilities) of approximately $314 million were not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval.

13 . RELATED-PARTY TRANSACTIONS

   HEI charged HECO and its subsidiaries for general management and administrative services totaling $2,417,000, $2,258,000 and $5,604,000 in 1994,
1993 and 1992, respectively. The amounts charged by HEI to its subsidiaries are allocated primarily on the basis of actual labor hours. As of January 1, 1993, HEI refined its method of identifying costs chargeable to its subsidiaries, resulting in lower allocations to subsidiaries.

   HEI also charged HECO for data processing services totaling $3,554,000, $3,563,000 and $3,231,000 in 1994, 1993 and 1992, respectively.

   HECO's borrowings from HEI totaled nil and $12,000,000 at December 31, 1994 and 1993, respectively. The interest charged on short-term borrowings from HEI is computed based on HECO's short-term borrowing interest rate. Interest charged by HEI to HECO totaled $77,000, $1,795,000 and $232,000 in 1994, 1993 and 1992, respectively.

14 . SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

   HECO and its subsidiaries are operating electric public utilities engaged in business on the islands of Oahu, Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries grant credit to customers, all of whom reside or conduct business in the State of Hawaii.

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

15 . FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS.  The carrying amount approximates fair value because of
- ---------------------
the short maturity of these instruments.

SHORT-TERM BORROWINGS.  The carrying amount approximates fair value because of
- ----------------------
the short maturity of these instruments.

LONG-TERM DEBT.  Fair value is estimated based on the quoted market prices for
- ---------------
the same or similar issues of debt.

CUMULATIVE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION.  There are no quoted
- -----------------------------------------------------------
market prices for the Company's preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

   The estimated fair values of the Company's financial instruments were as follows:



December 31                                 1994                1993
- ----------------------------------   -------------------  -------------------
                                               Estimated            Estimated
                                     Carrying    fair     Carrying    fair
                                      amount     value     amount     value
                                     --------  ---------  --------  ---------


(in thousands)

Financial assets:
 Cash and equivalents..............  $ 10,694   $ 10,694  $  1,922   $  1,922

Financial liabilities:
 Short-term borrowings from
   nonaffiliates and affiliate.....   117,866    117,866    40,928     40,928
 Long-term debt, net, including
   amounts due within one year.....   489,586    461,082   484,736    506,089

Cumulative preferred stock
 subject to mandatory redemption,
 including sinking fund
 requirements......................    44,844     46,478    46,730     49,583
=============================================================================

LIMITATIONS.  Fair value estimates are made at a specific point in time, based
- ------------
on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addi-tion, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries


16 . SUMMARIZED FINANCIAL INFORMATION


Summarized financial information for HECO's consolidated subsidiaries, HELCO and MECO, was as follows:


HAWAII ELECTRIC LIGHT COMPANY, INC.


December 31                                1994      1993
- -----------------------------            --------  --------

(in thousands)

Balance sheet data
Current assets...............            $ 25,151  $ 22,161
Noncurrent assets............             335,725   297,847
                                         --------  --------
                                         $360,876  $320,008
                                         ========  ========

Common stock equity..........            $120,908  $102,438
Cumulative preferred stock:
  Not subject to mandatory redemption      10,000    10,000
  Subject to mandatory redemption           7,800     8,100
Current liabilities..........              59,787    42,615
Noncurrent liabilities.......             162,381   156,855
                                         --------  --------
                                         $360,876  $320,008
                                         ========  ========

Years ended December 31            1994      1993      1992
- -----------------------------  --------  --------  --------

(in thousands)

Income statement data
Operating revenues...........  $128,706  $113,579  $104,904
Operating income.............    11,821    11,902    10,951
Net income for common stock..     8,420     5,807     5,770
===========================================================

MAUI ELECTRIC COMPANY, LIMITED


December 31                                1994      1993
- -----------------------------            --------  --------

(in thousands)

Balance sheet data
Current assets...............            $ 29,204  $ 31,465
Noncurrent assets............             272,019   252,680
                                         --------  --------
                                         $301,223  $284,145
                                         ========  ========

Common stock equity..........            $108,313  $ 97,569
Cumulative preferred stock:
  Not subject to mandatory redemption       8,000     8,000
  Subject to mandatory redemption           6,545     7,135
Current liabilities..........              34,197    35,027
Noncurrent liabilities.......             144,168   136,414
                                         --------  --------
                                         $301,223  $284,145
                                         ========  ========

Years ended December 31            1994      1993      1992
- -----------------------------  --------  --------  --------

(in thousands)

Income statement data
Operating revenues...........  $120,966  $114,256  $105,343
Operating income.............    16,251    13,518    12,379
Net income for common stock..    10,196     9,274     8,770
===========================================================

=====================================================
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

17 . CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


   Selected quarterly consolidated financial information for 1994 and 1993 was as follows:


                                   Quarter ended                                YEAR ENDED
- -------------------------------------------------------------------------------------------
1994                        March 31     June 30       Sept.30         Dec. 31      DEC. 31
- -------------------------------------------------------------------------------------------

(in thousands)

Operating revenues.....  $   200,098  $   217,884/1/  $247,844/1,2/  $241,482/1,2/  $907,308

Operating income.......       16,132       21,635/1/    25,708/1,2/    23,837/1,2/    87,312

Net income for common
  stock................        9,276       15,188/1/    19,328/1,2/    17,853/1,2/    61,645
============================================================================================


1993
- -----------------------

(in thousands)

Operating revenues.....  $205,560/5/  $   218,158/5/  $  234,484/5/  $  215,808/5/  $874,010

Operating income.......    13,705/5/   22,862/3,4,5/    20,377/3,5/    21,141/3,5/    78,085

Net income for common
  stock................     7,462/5/   16,465/3,4,5/    14,548/3,5/    13,230/3,5/    51,705
============================================================================================

/1/ Includes interim rate increases granted to HECO, primarily to cover the costs of new facilities and equipment.

/2/ Includes interim rate increases granted to HELCO, primarily to cover the costs of plant and equipment and operating costs necessary to maintain and improve service.

/3/ Includes an adjustment to establish a regulatory asset for the difference between postretirement benefits other than pension costs determined under
  SFAS No. 106 and such costs under the pay-as-you-go method. The effect was approximately $9.1 million, $4.4 million and $4.4 million on a pre-tax basis for the second, third and fourth quarters, respectively ($5.5 million, $2.7 million and $2.7 million, respectively on an after-tax basis.)

/4/ Includes a nonrecurring adjustment to establish a regulatory asset for vacation earned but not yet taken by employees. The effect was approximately $4.2 million on a pre-tax basis ($2.6 million on an after-tax basis.)

/5/ Includes interim rate increases granted to MECO, primarily to cover the costs of a phased installation of a combined-cycle generating unit on Maui.

INDEPENDENT AUDITORS' REPORT


The Board of Directors
 and Stockholder
Hawaiian Electric Company, Inc.:



We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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


/s/ KPMG Peat Marwick

Honolulu, Hawaii
January 25, 1995

DIRECTORS AND OFFICERS


HAWAIIAN ELECTRIC COMPANY,               HAWAII ELECTRIC LIGHT       MAUI ELECTRIC COMPANY,
INC.                                     COMPANY, INC.               LIMITED
- --------------------------------------------------------------------------------------------
DIRECTORS                                 DIRECTORS                  DIRECTORS
( ) indicates age and year indicates
first elected or appointed./1/

ROBERT F. CLARKE (52), 1990                HARWOOD D. WILLIAMSON     HARWOOD D. WILLIAMSON
RICHARD HENDERSON (66), 1970               RICHARD HENDERSON         GLADYS C. BAISA
BEN F. KAITO/2/ (68), 1975                 WARREN H. W. LEE          THOMAS J. JEZIERNY
MILDRED D. KOSAKI/2/ (70), 1973            DENZIL W. ROSE            SANFORD J. LANGA
PAUL A. OYER (54), 1985                    DONALD K. YAMADA          B. MARTIN LUNA
DIANE J. PLOTTS/2/ (59), 1991                                        ANNE M. TAKABUKI
HARWOOD D. WILLIAMSON (63), 1985
PAUL C. YUEN/2/ (66), 1993
- ---------------------------------------------------------------------------------------------
/1/ All directors serve one year terms.
/2/ Audit Committee member.


OFFICERS                                   OFFICERS                  OFFICERS

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

JOAN M. DIAMOND                            EDWARD Y. HIRATA          EDWARD Y. HIRATA
Vice President-Human Resources             Vice President            Vice President

JACKIE MAHI ERICKSON                       MOLLY M. EGGED            MOLLY M. EGGED
Vice President-General Counsel             Secretary                 Secretary

CHARLES M. FREEDMAN                        MICHAEL F. H. CHANG       MARVIN A. HAWTHORNE
Vice President-Corporate Relations         Assistant Treasurer       Assistant Treasurer

EDWARD Y. HIRATA                           MARVIN A. HAWTHORNE       DUANE T. HAYASHI
Vice President-Planning                    Assistant Treasurer       Assistant Treasurer

GEORGE T. IWAHIRO                          DEORNA L. IKEDA           MICHAEL E. KAM
Vice President-Engineering                 Assistant Treasurer       Assistant Treasurer

THOMAS L. JOAQUIN                          WILLIAM J. STORMONT       STANLEY T. NAKAMOTO
Vice President-Operations                  Assistant Secretary       Assistant Treasurer

RICHARD L. O'CONNELL                                                 JESSIE K. AKAGI
Vice President-Customer Relations                                    Assistant Secretary

PAUL A. OYER
Financial Vice President and Treasurer

DAVID M. RODRIGUES
Vice President-Corporate Excellence

ERNEST T. SHIRAKI
Controller

MOLLY M. EGGED
Secretary

MARVIN A. HAWTHORNE
Assistant Treasurer


                                       33